EXHIBIT 99.2

Notice of Special Meeting of Shareholders

to be held on August 9, 2022

and

Management Information Circular

with respect to a proposed

Plan of Arrangement

Involving

NOMAD ROYALTY COMPANY LTD.

and

SANDSTORM GOLD LTD.

July 11, 2022

These materials are important and require your immediate attention. They require Shareholders of Nomad Royalty Company Ltd. to make important decisions. If you require assistance, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information, please contact Nomad’s transfer agent and depositary for the Arrangement, Computershare Investor Services Inc., by telephone at 1-800-564-6253 or (toll free in North America) at 514-982-7555.

July 11, 2022

Dear Nomad Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (“Nomad Shareholders”) of common shares (“Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) to be held in a virtual format on August 9, 2022 at 11:00 a.m. (Eastern time). At the Meeting, you will be asked to consider a resolution to approve the proposed plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act involving Nomad and Sandstorm Gold Ltd. (“Sandstorm”).

Whether or not you plan to virtually attend the Meeting, please complete, date, sign and return, as promptly as possible, the enclosed form of proxy, or if applicable, the voting instruction form and return it within the deadline indicated in the accompanying management information circular (the “Circular”) to ensure your vote is counted as part of the process.

The Arrangement

On May 1, 2022, Nomad and Sandstorm entered into an arrangement agreement pursuant to which Sandstorm will acquire all of the issued and outstanding Nomad Shares in an all-stock transaction valued at approximately C$755 million (US$590 million) on such date to create a leading pure-play, high-growth streaming and royalty company. The transaction will be effected by way of a Plan of Arrangement (the “Arrangement”) as more fully described in the Circular.

Following the completion of the Arrangement, Nomad will become a wholly-owned subsidiary of Sandstorm and, for the purpose of this Circular, “Combined Company” refers to Sandstorm after completion of the Arrangement.

As part of the Arrangement, Nomad Shareholders will be entitled to receive 1.21 common shares of Sandstorm (the “Sandstorm Shares”) for each Nomad Share held, which implies a value of C$11.57 (US$9.04) per Nomad Share, based on the closing price of Sandstorm Shares on the Toronto Stock Exchange (the “TSX”) on April 29, 2022. This consideration represents a 21% premium to the closing price of Nomad Shares on the TSX on April 29, 2022, and a premium of 34% based on the 20-day volume weighted average trading prices of both companies on the TSX for the period ending on April 29, 2022. As shareholders of the Combined Company, Nomad Shareholders will also benefit from enhanced trading liquidity and have the opportunity to participate in the benefits expected to result from this transaction and any future increase in company value.

Following completion of the Arrangement, former Nomad Shareholders are expected to own approximately 28% of the outstanding shares of the Combined Company on a fully diluted basis as of July 8, 2022 (but excluding the impact of the Additional Sandstorm Transactions (as defined below)) and 27% taking into account the impact of the Additional Sandstorm Transactions if they successfully close.

Nomad’s principal shareholders, Orion Mine Finance Management II Limited and Orion Mine Finance Management III LLC (collectively, “Orion Entities”), will beneficially own or exercise control or direction over approximately 16.9% of the outstanding voting shares of the Combined Company taking into account the impact of the Additional Sandstorm Transactions if they successfully close and the Nomad Shares issuable under the Nomad’s dividend reinvestment plan.

The Arrangement is currently anticipated to be completed in the third quarter of 2022.

i

Combined Company and Additional Sandstorm Transactions

Concurrently with the announcement of the Arrangement, Sandstorm announced that it had entered into agreements contemplating the following probable material transactions, which could have an impact on the Combined Company:

1.

The acquisition of nine royalties and one stream from BaseCore Metals LP (the “BaseCore Transaction”) for total consideration of US$525 million, payable as to US$425 million in cash and US$100 million in Sandstorm Shares. Concurrent with the BaseCore Transaction, Sandstorm has partnered with Royalty North Partners Ltd (“RNP”) to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset; and

2.

The divestiture of certain material copper-gold assets of Sandstorm, including certain assets to be acquired in the BaseCore Transaction by way of a reverse take-over transaction with RNP (the “Spin-off Transaction” and, together with the BaseCore Transaction, the “Additional Sandstorm Transactions”).

The Additional Sandstorm Transactions are subject to regulatory approvals and other customary conditions for transactions of this nature. The Arrangement is not conditional on closing of any of the Additional Sandstorm Transactions.

This Circular contains a detailed description of the Arrangement, as well as detailed information regarding Nomad, Sandstorm, the Combined Company and certain pro forma financial information as well as carve-out financial statements of the BaseCore royalty package. It also includes certain risk factors relating to completion of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Benefits to Nomad Shareholders

Nomad believes that the Arrangement provides significant benefits to the Nomad Shareholders, including, among other benefits described in this Circular:

•	Compelling Value to Shareholders – The consideration of 1.21 Sandstorm Shares for each Nomad Share (the “Consideration”), which implies a value of C$11.57 (US$9.04) per Nomad Share, represents an immediate and significant premium of 21% to the closing price of the Nomad Shares on the TSX on April 29, 2022, the last trading day before the announcement, and of 34% based on the 20-day volume weighted average trading prices of the Nomad Shares and Sandstorm Shares for the period ending on April 29, 2022.

•	Potential Upside with Sandstorm Shares – The fact that the Consideration is paid entirely in Sandstorm Shares provides upside opportunity by offering Nomad Shareholders the ability to participate in the potential long-term value that could be created by Sandstorm, as well as sharing in the expected synergies resulting from the combination of the two companies.

•	Full Participation of Nomad Shareholders in the Combined Company and Growth Projects – The Consideration to Nomad Shareholders pursuant to the Arrangement is 100%-share based to preserve cash resources to fund growth and permit all shareholders to remain fully invested.

•	Benefits from Increased Scale – The increased market capitalization of the Combined Company is expected to position the Combined Company as the “go-to” and most liquid mid-tier royalty and streaming company amongst its peers.

•	Increased Market Capitalization and Liquidity – The Nomad Shareholders will have the opportunity to participate in the Combined Company that is expected to have an increased market capitalization and that is anticipated to receive greater market attention than the Company currently receives, resulting in greater liquidity over time.

•	Significantly Improved Trading Liquidity and Capital Markets Exposure – Based on Sandstorm’s trading profile (its shares trade on average over US$19 million worth of shares per day, i.e., US$18 million worth of shares per day more than the Company), Nomad Shareholders will benefit from the Combined Company’s improved trading profile as well as from the inclusion in indices such as the S&P/TSX Capped Composite.

ii

•	Participation in the Diversified Portfolio of Sandstorm – The Arrangement will provide the Nomad Shareholders with a widened exposure to a diversified and high-quality international portfolio of royalties and streams.

•	Industry Leading Portfolio Diversification – The Combined Company will own a portfolio that will total 260 streams and royalties, of which 39 of the underlying assets are cash flowing, with no asset contributing more than 15% to Sandstorm’s net asset value based on analyst consensus estimates.

•	Diversified Portfolio and Potential Upside of the Combined Company – The fact that the Consideration is paid entirely in Sandstorm Shares preserves cash resources to fund growth and provide the Nomad Shareholders the opportunity to remain fully invested, to be exposed to Sandstorm’s diversified and high-quality international portfolio of royalty and streams, and to participate in the potential long-term value created by the Combined Company and the expected synergies resulting from the combination of Nomad and Sandstorm.

•	Most Favourable Outcome from the Strategic Review Process – The Special Committee (as defined below) concluded that the Arrangement represents the most favourable outcome and highest actionable proposal from the review of the strategic alternatives, taking into consideration several variables and considerations.

In sum, Nomad believes that the Arrangement will create value for Nomad Shareholders through the creation of a pure-play, high-growth, highly diversified, cash-flow focused royalty and streaming company, and provide Nomad Shareholders with the opportunity to participate in the future growth of the Combined Company, including the anticipated benefits of the Additional Sandstorm Transactions, if such additional transactions successfully close. For a list of additional benefits and factors considered by the Special Committee (as defined below) and the Nomad Board (as defined below), see “The Arrangement - Reasons for the Recommendation”.

Special Committee and Nomad Board Recommendation

For the reasons mentioned above and other reasons set out in the accompanying Circular, the special committee (the “Special Committee”) of the board of directors of Nomad (the “Nomad Board”) has determined, after receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement and receipt of a fairness opinion from each of Cormark Securities Inc. (“Cormark”) and National Bank Financial Inc. (“NBF”) that the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders, and has unanimously recommended that the Nomad Board approve the Arrangement Agreement and the Arrangement. The Nomad Board has, after receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement and a fairness opinion from NBF that the consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders, and acting on the unanimous recommendation of the Special Committee and taking into account the reasons described in the accompanying Circular, unanimously determined that the Arrangement is fair to the Nomad Shareholders and in the best interests of Nomad and UNANIMOUSLY recommends that Nomad Shareholders vote IN FAVOUR of the Arrangement.

Required Approval

The resolution approving the Arrangement (the ‘‘Arrangement Resolution’’), the full text of which is set out in Appendix B to this Circular, must be approved by at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders present virtually or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Completion of the Arrangement is subject to, among other things, the approval of the Arrangement Resolution by Nomad Shareholders, the approval of the issuance of Sandstorm Shares in connection with the Arrangement (the “Sandstorm Shareholder Resolution”) by a majority of the votes cast by the shareholders of Sandstorm present in person or represented by proxy and entitled to vote at a special meeting of Sandstorm’s shareholders, the approval of the Superior Court of Québec (Commercial Division), the conditional approval of the listing and posting for trading of the Sandstorm Shares to be issued in connection with the Arrangement on the TSX and the New York Stock Exchange and the receipt of all necessary regulatory approvals. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

iii

The Orion Entities, which held or exercised control or direction over approximately 64.5% of the outstanding Nomad Shares as of May 1, 2022, have entered into irrevocable voting and support agreements with Sandstorm pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution. In addition, all of the directors and certain representatives of the executive leadership teams of each of Sandstorm and Nomad have entered into voting and support agreements with Nomad and Sandstorm, respectively, pursuant to which such individuals have agreed, among other things, to vote in favour of, in the case of Sandstorm, the Sandstorm Shareholder Resolution, and in the case of Nomad, the Arrangement Resolution.

Your vote on this matter is important.

Due to the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of Nomad’s communities, shareholders, employees and other stakeholders, Nomad will be holding the meeting in a virtual format, enabling Nomad Shareholders to attend and vote at the Meeting via live webcast, using the LUMI meeting platform at https://web.lumiagm.com/464962717, password “nomad2022” (case sensitive). During the audio webcast, attendees will be able to hear the Meeting live, and registered Nomad Shareholders as of the Record Date and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is held. Registered Nomad Shareholders are concurrently being provided with a letter of transmittal explaining how to exchange their Nomad Shares for Sandstorm Shares. Nomad Shareholders whose Nomad Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Nomad Shares under the Arrangement.

On behalf of the Nomad Board, we would like to take this opportunity to thank you for the support you have shown as Nomad Shareholders and we invite you to share your feedback with us by e-mail at corporatesecretary@nomadroyalty.com.

Sincerely,

(Signed) “Vincent Metcalfe” Vincent Metcalfe Chair of the Board of Directors and Chief Executive Officer Nomad Royalty Company Ltd.	(Signed) “Matthew Gollat” Matthew Gollat Chair of the Special Committee and Director Nomad Royalty Company Ltd.

iv

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Nomad Shares held in own name and represented by a direct registration statement or physical certificate.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Non-Registered Shareholders Nomad Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

v

NOMAD ROYALTY COMPANY LTD.

NOTICE OF SPECIAL MEETING OF NOMAD SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Nomad Shareholders”) of common shares (“Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) will be held on August 9, 2022 at 11:00 a.m. (Eastern time) as a virtual meeting via live webcast for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying management information circular of Nomad dated July 11, 2022 (the ”Circular”), approving the plan of arrangement involving Nomad and Sandstorm Gold Ltd. (“Sandstorm”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which Sandstorm will, among other things, acquire all of the issued and outstanding common shares of Nomad (the “Nomad Shares”), all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Nomad Shareholders.

The board of directors of Nomad (the “Nomad Board”) UNANIMOUSLY recommends that Nomad Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders present virtually or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The record date for determining the Nomad Shareholders entitled to receive notice of and vote at the Meeting is the close of business on July 5, 2022 (the “Record Date”). Only Nomad Shareholders whose names have been entered in the register of Nomad Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

In an effort to safeguard the health and safety of all stakeholders and the broader community from the COVID-19 pandemic, Nomad has opted to proceed with a virtual format enabling Nomad Shareholders to attend and vote at the Meeting via live webcast. This virtual format will enable greater participation of Nomad Shareholders by allowing Nomad Shareholders who might not otherwise be able to travel to a physical meeting to attend virtually. Nomad Shareholders and other interested parties can attend the Meeting online by going to https://web.lumiagm.com/464962717 and using the following password: nomad2022 (case sensitive). During the audio webcast, attendees will be able to hear the Meeting live, and Registered Shareholders (as defined below) as of the Record Date and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. The accompanying Circular provides important and detailed instructions about how to participate at the virtual Meeting.

Your vote is important regardless of the number of Nomad Shares you own. Whether or not they are able to attend the Meeting virtually, Nomad Shareholders are urged to vote as soon as possible by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting.

Nomad Shareholders whose Nomad Shares are registered in their name or through a direct registration system (“Registered Shareholders”) who are unable to attend the Meeting or any postponement or adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Nomad’s transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by facsimile at 416-263-9524 or 1-866-249-7775, or toll free at 1-866-732-8683. Internet voting can be completed at http://www.investorvote.com. Beneficial Shareholders (as defined below) who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

vi

Non-Registered or Nomad Shareholders whose Nomad Shares are held in the name of an intermediary or in the name of a clearing agency (“Beneficial Shareholders”) who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, virtually, but will not be able to vote, ask questions or otherwise participate. Beneficial Shareholders who wish to appoint a proxyholder or wish to appoint themselves as proxyholders must also follow the additional steps set forth in the Circular. Failure to register the proxyholder with Nomad’s transfer agent will result in the proxyholder not receiving a 13-digit “Control Number” to participate in the virtual meeting and only being able to attend as a guest. Please refer to the instructions provided in the accompanying Circular under the heading “General Information concerning the Meeting and Voting”. To be effective, a proxy must be received by Computershare not later than 11:00 a.m. (Eastern time) on August 5, 2022, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Pursuant to the plan of arrangement pertaining to the Arrangement, substantially in the form of Appendix C to the Circular (the “Plan of Arrangement”), and the interim order obtained from the Superior Court of Québec (Commercial Division) in respect of the Arrangement (the ”Interim Order”), Registered Shareholders as of the Record Date have a right to dissent in respect of the Arrangement Resolution. If the Arrangement is completed and their dissent right has been validly exercised, Registered Shareholders are entitled to be paid an amount equal to the fair value of their Nomad Shares. This dissent right and the dissent procedures are described in the Circular. A Registered Shareholder who wishes to dissent must provide a written dissent notice so that it is received by Nomad c/o Fasken Martineau DuMoulin LLP, (i) by mail to: 800 rue Square Victoria, Suite 3500, Montreal, Québec, Canada H4Z 1E9, Attention: Sébastien Bellefleur, by email to sbellefleur@fasken.com with the subject Nomad Royalty Company Ltd. – Dissent Notice or (iii) by facsimile to 514-397-7600 (Attention: Sébastien Bellefleur), on or prior to 5:00 p.m. (Eastern time) on August 5, 2022 or 5:00 p.m. (Eastern time) on the day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the dissent procedures described in the Circular. Only Registered Shareholders as of the Record Date are entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise the right of dissent must make arrangements for a Registered Shareholder to dissent on his, her or its behalf. It is recommended that any Nomad Shareholder wishing to exercise a right of dissent seek independent legal advice. Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of the right to dissent with respect to the Arrangement. See “Rights of Dissenting Shareholders” in the Circular and Appendix N to the Circular.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or letter of transmittal, please feel free to contact Nomad’s transfer agent and depositary for the Arrangement, Computershare, by telephone at 1-800-564-6253 or (toll free in North America) at 514-982-7555.

DATED this 11th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Elif Lévesque”

Elif Lévesque

Chief Financial Officer and Corporate Secretary

Nomad Royalty Company Ltd.

vii

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Defined Terms	1
Currency Presentation and Exchange Rate Information	1
Presentation of Financial Information	2
Pro Forma Financial Statements	2
Non-IFRS Financial Performance Measures	3
Forward-Looking Statements	4
Cautionary Statement Regarding Third Party Information	6
Notice to Nomad Shareholders in the United States	6
SUMMARY OF CIRCULAR	9
GENERAL INFORMATION CONCERNING THE MEETING AND VOTING	25
Record Date	25
Meeting Information	25
Attending the Meeting	25
Voting Instructions	26
Exercise of Discretion by Proxies	27
Appointment of Proxies	28
If you are Unable to Attend the Meeting	29
How the Votes will be Counted	29
Principal Holders of Nomad Shares	29
THE ARRANGEMENT	30
Background to the Arrangement	30
Recommendation of the Special Committee	37
Recommendation of the Nomad Board	38
Reasons for the Recommendation	38
NBF Fairness Opinion	44
Cormark Fairness Opinion	45
Arrangement Steps	46
Procedure for the Arrangement to Become Effective	49
Nomad Shareholder Approval	50
Sandstorm Shareholder Approval	50
Orion Voting Agreements	50
Nomad D&O Voting Agreements	52
Sandstorm D&O Voting Agreements	54
Registration Rights Agreement	55
Court Approval and Completion of the Arrangement	57
Procedure to Receive Sandstorm Shares	57
Interests of Certain Parties in the Arrangement	60
Expenses of the Arrangement	62

viii

INFORMATION CONCERNING THE PARTIES TO THE ARRANGEMENT	63
Information relating to Nomad	63
Information relating to Sandstorm	63
Information relating to the Combined Company	64
THE ARRANGEMENT AGREEMENT	65
Representations and Warranties	65
Covenants	66
Efforts to Obtain Required Nomad Shareholder Approval	66
Efforts to Obtain Required Sandstorm Shareholder Approval	66
Conduct of Business.	66
Mutual Covenants.	72
Regulatory Approvals.	72
Employment Matters.	72
Indemnification and Insurance.	73
Other Covenants and Agreements.	73
Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals.	74
Termination	78
Conditions to the Arrangement Becoming Effective	80
Amendments	82
REGULATORY MATTERS	83
Canadian Securities Laws Matters	83
Qualification and Resale of Sandstorm Shares	85
Reporting Issuer Status	85
U.S. Securities Laws Matters	85
Stock Exchange Approvals	87
Competition Law Matters	87
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	88
Currency Conversion	89
Holders Resident in Canada	89
Holders Not Resident in Canada	92
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	95
U.S. Holders	97
Non-U.S. Holders	101
Information Reporting and Backup Withholding	101
RISKS RELATING TO THE ARRANGEMENT AND THE COMBINED COMPANY	102
Risks Relating to the Arrangement	102
Risks Relating to the Combined Company	106
Risks Relating to the Additional Sandstorm Transactions	109

ix

RIGHTS OF DISSENTING SHAREHOLDERS	110
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	113
INTERESTS OF EXPERTS	113
ADDITIONAL INFORMATION	115
CONSENT OF NATIONAL BANK FINANCIAL INC.	116
CONSENT OF CORMARK SECURITIES INC.	117
APPENDIX A GLOSSARY OF DEFINED TERMS	A-1
APPENDIX B FORM OF ARRANGEMENT RESOLUTION	B-1
APPENDIX C PLAN OF ARRANGEMENT	C-1
APPENDIX D NOTICE OF PRESENTATION OF APPLICATION FOR FINAL ORDER	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NBF FAIRNESS OPINION	F-1
APPENDIX G CORMARK FAIRNESS OPINION	G-1
APPENDIX H REGISTRATION RIGHTS AGREEMENT	H-1
APPENDIX I INFORMATION CONCERNING NOMAD	I-1
Overview	I-1
Recent Developments	I-1
Consolidated Capitalization	I-3
Description of Share Capital	I-3
Information Respecting Directors and Officers	I-4
Trading Price and Volume of Nomad Shares	I-5
Dividend Policy and History	I-6
Prior Sales	I-7
Nomad Documents Incorporated by Reference	I-8
Risk Factors	I-9
Independent Auditor, Registrar and Transfer Agent	I-9
Additional Information	I-10
APPENDIX J INFORMATION CONCERNING SANDSTORM	J-1
Overview	J-1
Recent Developments	J-1
Material Properties	J-5
Description of Share Capital	J-12
Trading Price and Volume	J-13
Prior Sales	J-14
Consolidated Capitalization	J-15
Risk Factors	J-15
Additional Information	J-16

x

APPENDIX K INFORMATION CONCERNING THE COMBINED COMPANY	K-1
Overview	K-1
Description of Mineral Properties	K-2
Description of Share Capital	K-2
Dividends	K-3
Repayment of Nomad Debt	K-3
Unaudited Pro Forma Consolidated Financial Statements	K-3
Independent Auditors, Transfer Agent and Registrar	K-3
Risk Factors	K-3
APPENDIX L UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF SANDSTORM	L-1
APPENDIX M BASECORE FINANCIAL STATEMENTS	M-1
APPENDIX N SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	N-1
APPENDIX O COMPARISON OF SHAREHOLDERS’ RIGHTS UNDER THE CBCA AND THE BCBCA	O-1

xi

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is delivered in connection with the solicitation of proxies by and on behalf of management of Nomad Royalty Company Ltd. (“Nomad” or the “Company” or “us”) for use at the special meeting of shareholders of Nomad (the “Nomad Shareholders”) and any adjournment or postponement thereof (the “Meeting”). Nomad has not authorized any Person to give any information or to make any representation in connection with the plan of arrangement involving Nomad and Sandstorm Gold Ltd. (“Sandstorm”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”) or any other matters to be considered at the Meeting other than those contained in this Circular, the press release dated May 2, 2022 in respect of the Arrangement and the material change report of Nomad dated May 11, 2022 in respect of the Arrangement. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Nomad’s website is inconsistent with this Circular, you should rely on the information provided in this Circular.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Nomad Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

The information concerning Sandstorm incorporated by reference or contained in this Circular has been publicly filed or provided by Sandstorm. Although Nomad has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, Nomad does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Sandstorm to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Nomad. In accordance with the arrangement agreement entered into by Nomad and Sandstorm on May 1, 2022 (the “Arrangement Agreement”), Sandstorm provided Nomad with all necessary information concerning Sandstorm that is required by Law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

All summaries of, and references to, the Arrangement Agreement and the proposed plan of arrangement (the “Plan of Arrangement”) in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is available under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Appendix C to this Circular. You are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular is given as of July 11, 2022, unless otherwise stated.

Defined Terms

This Circular contains defined terms, which are capitalized. For a list of the defined terms used herein and the meanings given to them, see Appendix A to this Circular.

Currency Presentation and Exchange Rate Information

Both Nomad and Sandstorm report in U.S. dollars. Except as otherwise indicated in this Circular, references to “Canadian dollars” and “C$” are to the currency of Canada, references to “U.S. dollars”, “$” or “US$” are to the currency of the United States, and reference to “A$” are to the currency of Australia.

1

The following table sets out for each period indicated: (i) the daily exchange rates in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one U.S. dollar, expressed in Canadian dollars, as quoted by the BoC.

	Three months ended March 31		Year ended December 31
	2022	2021	2021	2020
	C$	C$	C$	C$
End of period	1.2496	1.2575	1.2678	1.2732
High	1.2867	1.2828	1.2942	1.4496
Low	1.2470	1.2455	1.2040	1.2718
Average	1.2662	1.2660	1.2535	1.3415

On April 29, 2022, the Business Day immediately prior to the execution of the Arrangement Agreement, the daily exchange rate as reported by the BoC for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7817 and for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2792. The daily exchange rate on July 8, 2022 as reported by the BoC for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7711 and for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2968.

Presentation of Financial Information

The historical financial statements of Nomad, Sandstorm and the BaseCore Royalty Package included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS with respect to annual financial statements, and in accordance with IFRS, including IAS 34 - Interim Financial Reporting, as applicable, with respect to interim financial statements. The Nomad Annual Financial Statements and the Sandstorm Annual Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended were audited in accordance with the standards of the PCAOB. The BaseCore Financial Statements as of December 31, 2021 and December 31, 2020 and for the years then ended have been prepared and presented in accordance with IFRS and were audited in accordance with the Canadian generally accepted auditing standards. The unaudited pro forma consolidated financial statements included in this Circular are reported in U.S. dollars and have been prepared by Sandstorm’s management in accordance with the basis of presentation discussed below.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this Circular give effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma consolidated statement of financial position as at March 31, 2022 gives effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on March 31, 2022. The unaudited pro forma consolidated statements of income (loss) for the year ended December 31, 2021 and for the three months ended March 31, 2022 give effect to the BaseCore Transaction, the Arrangement, and the Spin-off Transaction as if all such transactions had closed on January 1, 2021. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Sandstorm and Nomad and the audited carve-out financial statements of the BaseCore Royalty Package as at and for the year ended December 31, 2021, and the unaudited condensed consolidated interim financial statements of Sandstorm and Nomad and the unaudited condensed interim carve-out financial statements of the BaseCore Royalty Package each as at and for the three months ended March 31, 2022. The unaudited pro forma consolidated financial statements should be read together with: (i) the Nomad Annual Financial Statements incorporated by reference into this Circular, (ii) the Sandstorm Annual Financial Statements incorporated by reference into this Circular, (iii) the Sandstorm Interim Financial Statements incorporated by reference into this Circular, (iv) the Nomad Interim Financial Statements incorporated by reference into this Circular, (v) the BaseCore Financial Statements included in “Appendix M – BaseCore Financial Statements” attached to this Circular, and (vi) other information contained in or incorporated by reference into this Circular. See “Appendix L – Unaudited Pro Forma Consolidated Financial Statements of Sandstorm” attached to this Circular.

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The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition and results of operations following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction would have been had the BaseCore Transaction, the Arrangement and the Spin-off Transaction occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of the Combined Company following completion of the BaseCore Transaction, the Arrangement, and the Spin-off Transaction. The actual financial position and results of operations of the Combined Company following completion of the BaseCore Transaction, the Arrangement and the Spin-off Transaction may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma consolidated financial statements and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Sandstorm believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual amounts to record in the consolidated financial statements of Sandstorm upon closing of the BaseCore Transaction, the Arrangement and the Spin-off Transaction will depend on a number of factors, including, among others, the actual expenses of the BaseCore Transaction, the Arrangement, and the Spin-off Transaction, and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual amounts recorded will differ from the pro forma adjustments, and the differences may be material. See “Forward-Looking Statements” and “Risks relating to the Arrangement and the Combined Company”.

Non-IFRS Financial Performance Measures

Throughout this Circular and in the documents incorporated by reference that relate to Nomad, reference is made to certain non-IFRS and other financial measures, including (i) adjusted net income (loss) and adjusted net income (loss) per share (ii) cash operating margin and cash operating margin attributable to Nomad and (iii) cash cost of sales (collectively, the “Nomad Non-IFRS measures”). Nomad believes that these Nomad Non-IFRS measures are important supplemental measures of Nomad’s performance and that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Nomad and other similar companies.

In addition, certain documents incorporated by reference into this Circular that relate to Sandstorm present certain measures, including (i) total sales, royalties and income from other interests, (ii) average cash cost per attributable gold equivalent ounce, (iii) average realized gold price per attributable gold equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash working capital and (vi) all-in sustaining cost per gold ounce on a by-product basis (together with the Nomad Non‑IFRS measures, the “Non-IFRS measures”).

These Non-IFRS measures are not standardized financial measures under IFRS and therefore may not be comparable to similar financial measures presented by other issuers.

As there is no standardized method of calculating any of these Non-IFRS measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of these Non-IFRS measures used and presented by Nomad or Sandstorm, as applicable, to the most directly comparable IFRS measures is provided in certain documents incorporated by reference herein in which these Non-IFRS measures are referenced. See section “Non-IFRS and Other Measures” in each of Nomad Annual MD&A and Sandstorm Annual MD&A which are available under their respective profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Forward-Looking Statements

This Circular, including the documents incorporated by reference herein, contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation and U.S. Securities Laws, respectively. This forward-looking information is identified by the use of terms and phrases such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.

Such forward-looking statements and information may include, but is not limited to, the expected completion date of the Arrangement and satisfaction of the conditions thereto, including obtaining approval of the Nomad Shareholders and the Sandstorm Shareholders, the anticipated timing of filing submissions for, and receipt of, the Regulatory Approvals, receipt of the necessary stock exchange approvals for listing of the Sandstorm Shares to be issued pursuant to the Arrangement and receipt of the Final Order; the expectations regarding the process and timing of delivery of the Sandstorm Shares to the Nomad Shareholders following the Effective Time; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Arrangement; the expected potential benefits and synergies of the Arrangement, the anticipated completion of the Additional Sandstorm Transactions and the ability of the Combined Company to realize the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies, and to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays; expectations regarding financial strength, free cash flow generation, trading liquidity, and capital markets profile; the anticipated expenses of the Arrangement; the anticipated tax consequences of the Arrangement on Nomad Shareholders; the expectation that Nomad will cease to be a reporting issuer effective upon or shortly following completion of the Arrangement; the delisting of the Nomad Shares from the TSX, NYSE and FSE and the November 2020 Warrants from the TSX following completion of the Arrangement; the anticipated repayment of the Nomad Credit Facility by Sandstorm upon the closing of the Arrangement; the successful integration of the operations of Nomad and Sandstorm following completion of the Arrangement; and other statements that are not historical facts.

Furthermore, the pro forma consolidated financial statements included in this Circular should not be interpreted as indicative of financial position or other results of operations had Nomad and Sandstorm operated as the Combined Company (taking into account the consummation or non-consummation of each of the Additional Sandstorm Transactions) as at or for the periods presented, and such information does not purport to project the Combined Company’s results of operations or the impact of the Additional Sandstorm Transactions for any future period. As such, undue reliance should not be placed on such pro forma consolidated financial statements.

The forward-looking statements and information included and incorporated by reference in this Circular are based on certain key expectations and assumptions made by Nomad and Sandstorm, including expectations and assumptions concerning: production forecasts, exploration and development of mineral properties; growth projects and market trends in royalties, streams and other interests; commodity prices and interest and foreign exchange rates; competitive conditions in the mining and royalty and streaming industries; title to mineral properties; the accuracy of mineral reserve and mineral resource estimates; financing and funding requirements; the sufficiency of budgeted capital expenditures in carrying out planned activities; general economic, political and market conditions; planned synergies, capital efficiencies and cost-savings; prevailing regulatory, tax and environmental laws and regulations; the receipt, in a timely manner, of regulatory, Court and shareholder approvals and the satisfaction of other closing conditions in accordance with the Arrangement Agreement; the Combined Company’s anticipated financial performance following the Arrangement and/or the consummation or non-consummation of the Additional Sandstorm Transactions; the success of Nomad’s and Sandstorm’s operations; future operating costs of the Combined Company; stock market volatility and market valuations; and that there will be no significant events occurring outside of the normal course of business of Nomad and Sandstorm. Although Nomad and Sandstorm believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Nomad and Sandstorm can give no assurance that they will prove to be correct.

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Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the ability to satisfy or waive the conditions to consummate the Arrangement; the benefits from the Arrangement not being achieved to the extent or within the time period expected; the Arrangement not maximizing the growth potential or delivering greater value beyond the level that Nomad could have achieved on its own; the fact that the value of the Sandstorm Shares that Nomad Shareholders receive under the Arrangement may be less than the value of the Sandstorm Shares as of the date of the Arrangement Agreement or the Meeting; the termination of the Arrangement Agreement under certain circumstances; the fact that if the Arrangement is not consummated before the Outside Date, either Party can elect to not proceed with the Arrangement; the fact that if the Arrangement is not completed within a certain time period, the Orion Voting Agreements may be terminated; the Termination Fee that may discourage other parties from attempting to acquire Nomad; the fact that Nomad may be liable to pay the Termination Fee in certain circumstances; the restriction for Nomad to pursue alternatives to the Arrangement while the Arrangement is pending; the uncertainty of U.S. federal tax consequences for U.S. Holders; the possibility that Nomad and Sandstorm may be targets of legal claims, including claims that may delay or prevent the completion of the Arrangement; the diversion of Nomad’s and Sandstorm’s management attention due to the Arrangement; the uncertainty that the Arrangement will improve the Combined Company’s financial position; the potential impact of the announcement or consummation of the Arrangement on Nomad’s and Sandstorm’s relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the risks related to the integration of Nomad’s and Sandstorm’s existing businesses; the volatility of the trading prices of Nomad Shares and Sandstorm Shares; the issuance of a significant number of Sandstorm Shares to give effect to the Arrangement may result in a “market overhang” which may adversely affect the market price of the Sandstorm Shares; the possibility that Sandstorm may issue additional securities following the completion of the Arrangement; the fact that the unaudited pro forma consolidated financial statements are for illustrative purposes and may not be an indication of the financial condition or results of operations of the Combined Company following the Arrangement; the rights attached to Sandstorm Shares being different from those attached to the Nomad Shares; the potential adverse effect of the Arrangement on the Combined Company’s credit rating or adverse conditions in the credit markets; potential payments in connection with Dissent Rights; the fact that Nomad directors and officers may have different interest than Nomad Shareholders; the reliability and completeness of the information regarding Sandstorm; the risk that the Additional Sandstorm Transactions may not be completed on the terms negotiated or at all; and the fact that the Combined Company may fail to implement its strategic objectives relating to the BaseCore Royalty Package or realize the anticipated benefits of the BaseCore Transaction. These forward-looking statements may also be affected by risks and uncertainties in the business of Nomad and Sandstorm and market conditions.

This Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement, and of the Additional Sandstorm Transactions. Nomad and Sandstorm have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and shareholder approvals for the Arrangement and the Additional Sandstorm Transactions, as well as the time necessary to satisfy the conditions to the closing of the Arrangement and the Additional Sandstorm Transactions. These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or shareholder approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement or the Additional Sandstorm Transactions. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

The information contained in this Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Nomad and Sandstorm following the Arrangement. Readers are urged to carefully consider those factors.

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Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under the sections entitled “Risks relating to the Arrangement and the Combined Company”, “Information Concerning the Parties to the Arrangement”, “Appendix I – Information Concerning Nomad – Risk Factors”, “Appendix J – Information Concerning Sandstorm – Risk Factors”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, and other risks described elsewhere in this Circular. Additional information on these and other factors that could affect the operations or financial results of Nomad and Sandstorm following the Arrangement are included in Nomad AIF and Sandstorm AIF as well as in other public filings of Nomad and Sandstorm under their respective profiles on SEDAR (www.sedar.com) or EDGAR (www.sec.gov).

The forward-looking statements and information contained in this Circular are made as of the date hereof and neither Nomad nor Sandstorm undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable Securities Laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Statement Regarding Third Party Information

Certain information contained in this Circular has been publicly disclosed by, provided by, or derived from information provided by, third parties, including but not limited to the information relating to Sandstorm, the Combined Company and the Additional Sandstorm Transactions, including the BaseCore Financial Statements and the pro forma consolidated financial statements set forth in this Circular. Although Nomad does not have any knowledge that would indicate that any such information is untrue or incomplete, Nomad assumes no responsibility for the accuracy and completeness of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Nomad.

In addition, disclosure in this Circular relating to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at December 31, 2021 (except where stated otherwise), and none of this information or data has been independently verified by Nomad. As a holder of royalties, streams and other interests, Nomad generally has limited, if any, access to the properties included in or relating to its asset portfolio. Nomad may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Therefore, in preparing disclosure pertaining to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties, Nomad is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Nomad has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Nomad.

Mineral reserves and mineral resources presented in this Circular or in the documents incorporated by reference herein relating to relating to the properties in which Nomad holds royalties, streams or other interests have been estimated as at December 31, 2021 (unless otherwise noted) in accordance with NI 43-101 and the CIM Classification System, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form mineral reserves.

Notice to Nomad Shareholders in the United States

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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The Sandstorm Shares and the Replacement Options to be issued to holders of Nomad Options in exchange for their Nomad Options, each to be issued under the Arrangement have not been registered under the U.S. Securities Act or the Securities Laws of any state or jurisdiction, and will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act, and similar exemptions from registration under applicable U.S. state securities laws.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Replacement Options in exchange for the Nomad Options does not exempt the issuance of securities upon the exercises of such Replacement Options. As a result, Sandstorm Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

The Nomad Warrants will remain outstanding under their terms and are not being exchanged under the Arrangement. The underlying securities issuable upon exercise of the Nomad Warrants, remain subject to the terms and restrictions as set forth in the Nomad Warrant certificates, and have not been and will not be registered under the U.S. Securities Act. The Nomad Warrants may only be exercised pursuant to their terms and a then available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws, or following registration under such laws, if any, and remain subject to customary U.S. transfer restrictions and legend requirements.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements under applicable Canadian Laws. Nomad Shareholders in the United States should be aware that these requirements may be different from those of the United States.

Information concerning the operations and business of Nomad and Sandstorm included or incorporated by reference herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Financial statements and information of Nomad and Sandstorm included or incorporated by reference herein have been prepared in accordance with IFRS with respect to annual financial statements, and in accordance with IFRS, including IAS 34 - Interim Financial Reporting, as applicable, with respect to interim financial statements. IFRS differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. The annual financial statements and information of Nomad and Sandstorm included or incorporated by reference herein are subject to auditing and auditor independence standards applicable in Canada and the United States. Nomad’s and Sandstorm’s respective auditors are required to be independent with respect to Nomad and Sandstorm, as applicable, in accordance with U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

The enforcement by Nomad Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that Nomad and Sandstorm are organized and exist under the laws of Canada; that a number of directors and officers of Nomad and Sandstorm are residents of Canada; and that all or a substantial portion of Nomad’s and Sandstorm’s respective assets, and those of their officers and directors, may be located outside of the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Nomad or Sandstorm, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States.

In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or “blue sky” Securities Laws of any state within the United States.

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Certain information concerning Canadian federal income tax consequences of the Arrangement for Nomad Shareholders who are not resident in Canada is set forth under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. Certain information concerning United States federal income tax consequences of the Arrangement for Nomad Shareholders who are resident in the United States is set forth under the heading “Certain United States Federal Income Tax Considerations —U.S. Holders”.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM definitions, as required by NI 43-101. Under the MJDS, the Company is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.

Readers are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this Circular or in the documents incorporated by reference herein are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular, including the Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices and the form of proxy or the voting instruction form, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to the matters set forth in the Circular. See Appendix A “Glossary of defined terms” to this Circular for the meanings assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.

The Meeting

The Meeting will be held at 11:00 a.m. (Eastern time) on August 9, 2022, for the purposes set forth in the accompanying Notice of Special Meeting, in a virtual format, via live audio webcast at https://web.lumiagm.com/464962717 and using the following password: nomad2022 (case sensitive). The virtual platform for the Meeting will be accessible online starting at 10:30 a.m. (Eastern time) on August 9, 2022. At the Meeting, the Nomad Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, the Arrangement Resolution. If the Meeting and the Sandstorm Meeting are held as scheduled and are not adjourned and/or postponed, the Nomad Shareholder Approval is obtained and the Sandstorm Shareholder Approval is obtained, it is expected that Nomad will apply for the Final Order approving the Arrangement on August 12, 2022. See “The Arrangement”.

The Arrangement Resolution

At the Meeting, Nomad Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix B to this Circular. The Arrangement must be approved by the affirmative vote of at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders present virtually or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, after excluding the votes cast by the Excluded Nomad Shareholders.

Voting at the Meeting

This Circular is being sent to all Nomad Shareholders. Registered Shareholders as of the Record Date and duly appointed proxyholders will have the opportunity to attend the Meeting virtually, and submit questions, and vote, virtually in real time through a web-based platform. Non-registered or Beneficial Shareholders who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, virtually, but will not be able to vote or ask questions. Beneficial Shareholders should follow the instructions on the forms they receive by their intermediaries so their Nomad Shares can be voted. See “General Information concerning the Meeting and Voting”.

Depositary

Nomad has retained Computershare to act as depositary in connection with the Arrangement. Computershare can be contacted by telephone 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (other countries).

Background to the Arrangement

See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee and Nomad Board

The Special Committee, after consulting with management of Nomad and receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement, receiving the NBF Fairness Opinion and Cormark Fairness Opinion, and taking into account the reasons described in the section entitled “The Arrangement – Reasons for the Recommendation”, unanimously recommended that the Nomad Board approve the Arrangement Agreement and the Arrangement.

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The Nomad Board, after consulting with management of Nomad and receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement, receiving the NBF Fairness Opinion, and acting on the unanimous recommendation of the Special Committee, and taking into account the reasons described in the section entitled “The Arrangement – Reasons for the Recommendation”, unanimously determined that the Arrangement is in the best interests of Nomad. Accordingly, the Nomad Board unanimously recommends that the Nomad Shareholders vote ‘‘FOR’’ the Arrangement Resolution.

Reasons for Recommendation of the Special Committee and the Nomad Board

In evaluating the Arrangement and making their respective unanimous recommendation, the Special Committee and the Nomad Board consulted with Nomad management and legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward‑looking information and readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

•

Strategic and Financial Benefits of the Arrangement – The key strategic and financial benefits identified by the Special Committee and the Nomad Board during their respective evaluation of the Arrangement are summarized below:

o

Significant Premium over the Company’s Share Price. Immediate and significant premium of approximately 34% based on the 20-day volume weighted average prices of the Company and Sandstorm on the TSX for the period ending on April 29, 2022.

o

Meaningful Ownership in the Combined Company. Nomad Shareholders will maintain a meaningful ownership in the Combined Company of approximately 27%, assuming the completion of the Additional Sandstorm Transactions, and will benefit from its portfolio of high-quality and low-cost assets.

	o	Benefits from Increased Scale. It is expected that the Combined Company will be the “go-to” and most liquid mid-tier royalty and streaming company amongst its peers.

o

Continued Exposure to the Company’s Core Assets. There is significant operating and exploration upside potential as it is expected that the Company’s core assets, will remain core parts of the Combined Company’s portfolio and play a significant role in the Combined Company’s future growth, namely the Company’s interests in (i) the Greenstone Gold project located in Ontario, Canada, (ii) the tier-one Platreef palladium rhodium-platinum-nickel-copper-gold project located in Limpopo, South Africa, and (iii) the advanced-stage exploration property of Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation, located in the Barrick-Cortez complex in Nevada, United States.

o

Industry Leading Portfolio Diversification. The Combined Company will own a portfolio that will total 260 streams and royalties, of which 39 of the underlying assets are cash flowing, with no asset contributing more than 15% to Sandstorm’s net asset value based on analyst consensus estimates.

o

Significantly Improved Trading Liquidity and Capital Markets Exposure. Based on Sandstorm’s trading profile (its shares trade on average over US$19 million worth of shares per day, i.e., US$18 million worth of shares per day more than the Company), Nomad Shareholders will benefit from the Combined Company’s improved trading profile as well as from the inclusion in indices such as the S&P/TSX Capped Composite.

o

Nomad Shareholders will Continue to Benefit from Ongoing Return of Capital to Shareholders. Following closing of the Arrangement, Nomad Shareholders will have the opportunity to participate in Sandstorm’s quarterly dividend.

o

Proven Leadership Team. Sandstorm is a growth-focused gold streaming and royalty company with a diversified portfolio of assets. Sandstorm’s proven high-caliber management team has extensive experience in evaluating and acquiring high quality assets with low production costs and significant exploration potential.

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•	Most Favourable Outcome from the Strategic Review Process for the Company and its Stakeholders – Through the review of the Company’s strategic alternatives, it was concluded that the Arrangement is in the best interest of the Company, its shareholders and its various stakeholders. As part of the process led by the Company’s Special Committee, potentially interested parties were made aware of the process, various potential purchasers were contacted directly, and the duration of the process provided enough time for any interested party to appropriately assess the opportunity. The value derived from the Arrangement is more favourable than what could have been realized through pursuing other alternatives reasonably available to the Company, including a continuation of the status quo and pursuing a transformational business combination transaction, either through a merger of equals or a sale of the Company. The Special Committee concluded that the Arrangement represents the most favourable outcome and highest actionable proposal from the review of the strategic alternatives by taking into consideration several variables and considerations which include, but are not limited to: (i) the limited number of potential acquirers or merger of equal candidates, (ii) the dominant market positioning of the pro forma entity compared to other mid-tier royalty and streaming companies, (iii) the continued opportunity to participate in value creating growth initiatives led by the pro forma entity, (iv) significantly enhanced trading liquidity both compared to Nomad’s current trading liquidity as well as compared to other mid-tier royalty and streaming peers, (v) immediate premium to Nomad Shareholders, and (vi) well diversified proforma portfolio, with no single asset representing more than 15% of total net asset value.

•	Compelling Value to Shareholders – The consideration of 1.21 Sandstorm Shares for each Nomad Share implies a consideration of approximately C$11.57 per Nomad Share and represents a premium of 21% to the closing price of the Nomad Shares on the TSX on April 29, 2022, the last trading day before the announcement of the Arrangement, and a premium of 34% based on the 20-day volume weighted average trading prices on the TSX for the period ending April 29, 2022. Taking into account the associated risks and several other factors, the Special Committee and the Nomad Board concluded that the Consideration represented compelling value for Nomad Shareholders compared to other alternatives, including the status quo. Furthermore, the Exchange Ratio is appropriate in a strategic transaction of this type.

•	Full Participation of Nomad Shareholders in the Combined Company and Growth Projects – The Consideration to Nomad Shareholders pursuant to the Arrangement is 100%-share based to preserve cash resources to fund growth and permit all shareholders to remain fully invested. Upon completion of the Arrangement, it is expected (based on the shares of the Company and Sandstorm issued and issuable as of May 1, 2022) that the Exchange Ratio will result in Company shareholders owning approximately 28%of the outstanding shares of the Combined Company on a fully diluted basis (but excluding the impact of the Additional Sandstorm Transactions) and 27% taking into account the impact of the Additional Sandstorm Transactions (with BaseCore shareholders owning approximately 5% of the Combined Company if the BaseCore Transaction successfully closes), providing the Nomad Shareholders with the opportunity to participate in the opportunities associated with the Combined Company assets and properties, and in the future growth of the Combined Company, including the Additional Sandstorm Transactions, if they successfully close.

•	Participation in the Diversified Portfolio of Sandstorm – The Arrangement will provide the Nomad Shareholders with a widened exposure to a diversified and high-quality international portfolio of royalties and streams.

•	Potential Upside with Sandstorm Shares – The fact that the Consideration is paid entirely in Sandstorm Shares provides upside opportunity by offering Nomad Shareholders the ability to participate in the potential long-term value that could be created by Sandstorm, as well as sharing in the expected synergies resulting from the combination of the two companies.

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•

Increased Market Capitalization and Liquidity – The Nomad Shareholders will have the opportunity to participate in the Combined Company that is expected to have an increased market capitalization and that is anticipated to receive greater market attention than the Company currently receives, resulting in greater liquidity over time. No shareholder of the Combined Company will own, at Closing, more than 17.8% of the outstanding voting shares of the Combined Company taking into account the Nomad Shares issuable under the Nomad DRIP (16.9% taking into account the impact of the Additional Sandstorm Transactions if they successfully close).

•

Fairness Opinions — The Nomad Board received from NBF and the Special Committee received from each of NBF and Cormark, an opinion to the effect that, as at May 1, 2022, the Consideration to be received by Nomad Shareholders under the Arrangement is fair, from a financial point of view, to such holders, in each case subject to the respective limitations, qualifications, assumptions, and other matters to be set forth in such opinion.

•

Terms of the Arrangement Agreement are Reasonable in the Circumstances — The terms of the Arrangement Agreement are reasonable in the circumstances and appropriate in a strategic transaction of this type, including for the following reasons:

o

Reasonable Termination Fee for the Company. The termination fee of US$20.6 million (representing approximately 3.5% of the equity value of the Company as of April 29, 2022) that the Company is obligated to pay to Sandstorm in certain circumstances is reasonable in the circumstances.

o

Non-Solicitation Covenants and Covenants regarding the Conduct of Business. The respective covenants not to solicit any acquisition proposal concerning the Company or Sandstorm and the undertaking of Sandstorm and the Company to continue to operate, until the Effective Time, their respective businesses only in the ordinary course of business consistent with past practices, except, in the case of Sandstorm, as required to complete the Additional Sandstorm Transactions as disclosed to the Company.

o

Ordinary Course Dividend. The ability of the Company to continue to declare regular quarterly dividends in the ordinary course of business until the Effective Date, not exceeding C$0.05 per share per quarter, in accordance with the terms and conditions of the Arrangement Agreement.

o

Sandstorm Termination Fee. Sandstorm is obligated to pay to the Company a termination fee of US$23.6 million (representing approximately 1.5% of the equity value of Sandstorm as of April 29, 2022) in the case of a failure to obtain the approval of Sandstorm Shareholders following a Sandstorm Change of Recommendation.

o

Reimbursement of Expenses. Sandstorm is obligated to reimburse to the Company all reasonable out-of-pocket costs and expenses (including legal and other advisor and filing fees) incurred by the Company, up to a maximum of US$2 million, in the event the Arrangement Agreement is terminated by Sandstorm or the Company following a failure by Sandstorm to obtain shareholder approval and where the Sandstorm Termination Fee would not be payable by Sandstorm pursuant to the Arrangement Agreement.

•

Reasonable Likelihood of Completion — Sandstorm has demonstrated strong commitment to the Arrangement, which is indicative of the ability and desire of Sandstorm to complete the transactions contemplated by the Arrangement. In addition, the Arrangement is not subject to any due diligence condition or financing condition and the Special Committee and the Nomad Board believe that there are limited closing conditions that are outside of the control of the Company and, as such, there is a reasonable likelihood of completion. The obligations of Sandstorm to complete the Arrangement are subject to a limited number of customary conditions which the Special Committee and the Nomad Board believe are reasonable in the circumstances. While the completion of the Arrangement is subject to various conditions, including certain approvals, such conditions and approvals are likely to be satisfied on a timely basis. Furthermore, the Arrangement is not conditional on closing of the Additional Sandstorm Transactions.

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•	Shareholder Support – The Company’s controlling shareholders, the Orion Entities, which collectively hold approximately 64.5% of the Company’s issued and outstanding shares as at May 1, 2022, entered into the Orion Voting Agreements with Sandstorm pursuant to which they have irrevocably agreed to vote the shares over which they own or exercise voting control in favour of the Arrangement, subject to the termination provisions contained therein. In addition, all directors and executive officers of the Company, which collectively hold approximately 5% of the Company’s issued and outstanding shares, on a fully diluted basis, entered into the Nomad D&O Voting Agreements with Sandstorm pursuant to which they will vote the Nomad Shares they own or over which they exercise voting control in favour of the Arrangement Resolution.

•	Stakeholders Analysis – The terms of the Arrangement Agreement treat the stakeholders of the Company fairly, while preserving value for the shareholders, considering that a combination of the Company and Sandstorm is expected to give the Company new avenues for growth to create a stronger Combined Company. Furthermore, the underlying nature of the Company’s business and the longer-term perspective of Sandstorm, considering its financial and strategic resources, are well-suited to preserving the interests of the Company’s stakeholders, including creditors, employees and the communities in which the Company operates.

In making their respective unanimous determinations and recommendations, the Special Committee and the Nomad Board also observed that a number of procedural safeguards were and are present to permit the Special Committee to represent effectively the interests of the Company, Nomad Shareholders and the Company’s other stakeholders, including, among others:

•	Arm’s-Length Negotiations – The negotiation process was conducted under the oversight of the Special Committee, which was comprised solely of directors who are independent of the Company and who have no financial interest in the Arrangement that is different from that of the Nomad Shareholders. The Arrangement Agreement is the result of extensive arm’s-length negotiations between the Company and Sandstorm with oversight and participation of the Special Committee and the Company’s financial and legal advisors. The Special Committee took an active and independent role in directing strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to the Company with respect to the negotiations involving the Arrangement. Through the Special Committee’s involvement, the Company was able to secure favourable terms for Nomad Shareholders, including an increase of the Consideration payable to Nomad Shareholders over the Initial Sandstorm Proposal and a structure that is more favorable to shareholders from a tax point of view.

•	Financial and Legal Advisors – The Special Committee was supported by the Company’s external financial advisors and legal advisors throughout its strategic review and its oversight of and participation in the negotiation process.

•	Independent Fairness Opinion – Pursuant to its engagement by the Special Committee on April 25, 2022, Cormark provided an independent fairness opinion to the Special Committee, which determined that, as at May 1, 2022, based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders.

•	Required Shareholders Approval – The Arrangement will become effective only if it is approved by an affirmative vote of at least (i) 66⅔% of the votes cast by Nomad Shareholders present virtually or represented by proxy at the meeting; and (ii) a simple majority of the votes cast by Nomad Shareholders other than the Excluded Nomad Shareholders.

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•	Court and Regulatory Approval – The Arrangement will become effective only if it is approved by the Court, after considering the procedural and substantive fairness of the Arrangement, and if all Regulatory Approvals are obtained prior to closing of the Arrangement.

•	Availability of Dissent Rights – Registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if validly exercised and ultimately successful, receive the fair value of their Nomad Shares.

For further detail regarding the Combined Company, see “Information relating to the Combined Company”. See also “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Cormark Fairness Opinion”, as well as the NBF Fairness Opinion and Cormark Fairness Opinion attached as Appendix F and Appendix G to this Circular, “The Arrangement – Orion Voting Agreement” and “Rights of Dissenting Shareholders”.

The Special Committee and the Nomad Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those described below. The Special Committee and the Nomad Board believed that, overall, the anticipated benefits of the Arrangement to Nomad outweighed these risks and potentially negative factors. Readers are also cautioned to risks described under the heading “Risks relating to the Arrangement and the Combined Company”.

•	Uncertainty as to the Additional Sandstorm Transactions – The fact that any or all of the Additional Sandstorm Transactions may not be completed on their proposed terms or at all may pose a certain level of uncertainty and complexity around the process, as well as require extensive factual and financial disclosure with regards to each potential scenario, depending on the timing of the Arrangement and the outcome of the Additional Sandstorm Transactions, in order to allow Nomad Shareholders to make an informed decision.

•	Timing of the Arrangement – The Arrangement occurs at a time where the Company is in a growth stage and still has valuable non-operated assets that could, if Nomad secures sufficient financing for certain funding requirements scheduled in the near future, yield additional value in the future, which could potentially result in an offer even more compelling to Nomad Shareholders.

•	Limited Ability of the Company to accept a Superior Proposal – The limitations contained in the Arrangement Agreement on the Company’s ability to solicit alternative transactions from third parties as well as the fact that the Company will have to submit the Arrangement Resolution to the vote of its shareholders even in the event of a Change of Recommendation following its determination to have received a Superior Proposal.

•	Restrictions on the Conduct of Company’s Business – The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business and operations during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

•	Fixed Exchange Ratio will not be Adjusted Based on Market Fluctuations – The Sandstorm Shares to be issued as Consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of the Nomad Shares or the Sandstorm Shares.

•	Risks and Challenges of the Arrangement – The Arrangement implies various potential risks and challenges, including:

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o

Costs of the Arrangement. The substantial costs to be incurred in connection with the Arrangement, including those that could be incurred regardless of whether the Arrangement is consummated, taking into account that the anticipated cost savings of the Arrangement may not be achieved.

o

Diversion of Management’s Attention. The diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with current and prospective employees, tenants, suppliers and partners).

o

Combination Challenges. The challenge of combining the businesses of the Company and Sandstorm and the costs associated thereto, as well as the diversion of management’s attention from other strategic priorities to implement integration efforts and the possibility that Sandstorm’s financial performance may not meet the Company’s expectations.

o

Termination of the Arrangement. The ability of the Sandstorm Board, in certain circumstances, to terminate the Arrangement Agreement or make a Sandstorm Change of Recommendation that Sandstorm Shareholders approve the issuance of Sandstorm Shares in connection with the Arrangement.

o

Third-Party and Regulatory Approvals. The potential risk of not obtaining certain Regulatory Approvals and consents from third parties required to complete the Arrangement, including from the Court, the Nomad Shareholders or the Sandstorm Shareholders or any other third party whose consent is required.

•

Interests of Directors and Management in the Arrangement – Under the Arrangement Agreement, the Company’s directors and certain of its executive officers may receive benefits that differ from, or be in addition to, the interests of Nomad Shareholders generally. See “The Arrangement – Interests of Certain Parties in the Arrangement”.

•

Irrevocable Orion Voting Agreements – The Company’s controlling shareholders, the Orion Entities, which collectively hold approximately 64.5% of the Company’s issued and outstanding shares as at May 1, 2022, have irrevocably agreed, pursuant to the Orion Voting Agreements, to vote in favour of the Arrangement, which limits the Company’s ability to pursue any Superior Proposal.

•

Registration Rights of the Combined Company’s Shares – Pursuant to the Plan of Arrangement, former Nomad Shareholders that are Electing Affiliates may elect to enter into a Registration Rights Agreement with the Combined Company, under which they shall have certain rights to require Sandstorm, subject to the limitations of the Registration Rights Agreement, to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Electing Affiliate under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws. See “The Arrangement – Registration Rights Agreement”.

The foregoing summary of the information and factors considered by the Special Committee and the Nomad Board is not intended to be exhaustive, but includes the material information and factors considered by the Special Committee and the Nomad Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s and the Nomad Board’s evaluation of the Arrangement, the Special Committee and the Nomad Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The unanimous determinations and recommendations of the Special Committee and the Nomad Board were made after consideration of all of the above-noted and other factors and in light of their knowledge of the business, financial condition and prospects of Nomad and was based upon the advice of the Special Committee’s and the Nomad Board’s advisors. In addition, individual members of the Special Committee and the Nomad Board may have assigned different weights to different factors.

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See “The Arrangement – Reasons for the Recommendation”.

Fairness Opinions

NBF and Cormark each provided a fairness opinion to the Special Committee and NBF provided a fairness opinion to the Nomad Board, as described in greater detail under “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Cormark Fairness Opinion”. The complete texts of the NBF Fairness Opinion and the Cormark Fairness Opinion are attached as Appendix F and Appendix G to this Circular, respectively. Nomad Shareholders are urged to read both Fairness Opinions in their entirety.

The Arrangement Agreement

On May 1, 2022, Nomad and Sandstorm entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available as under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. See “The Arrangement Agreement”.

Arrangement Steps

The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act or formality except as expressly provided in the Plan of Arrangement. See “The Arrangement– Arrangement Steps”. The full text of the Plan of Arrangement is attached as Appendix C to this Circular.

If completed, the Arrangement will result in Sandstorm acquiring all of the issued and outstanding Nomad Shares on the Effective Date, and Nomad will become a wholly-owned subsidiary of Sandstorm. Pursuant to the Plan of Arrangement, at the Effective Time, Nomad Shareholders (excluding Dissenting Shareholders) will receive 1.21 Sandstorm Shares for each Nomad Share held at the Effective Time.

In order for the Arrangement to become effective, the Arrangement Resolution must be approved at the Meeting, the Sandstorm Shareholder Resolution must be approved at the Sandstorm Meeting, the Final Order approving the Arrangement must be issued by the Court, the Regulatory Approval must be received, and the applicable conditions to completion of the Arrangement must be satisfied or waived.

Assuming completion of all these steps, it is currently anticipated that the Arrangement will be completed in the third quarter of 2022.

In the event that the Arrangement does not proceed for any reason, including if the Nomad Shareholder Approval, Sandstorm Shareholder Approval, Court approval or any Regulatory Approval is not received, Nomad will continue as a publicly-traded company.

Nomad Options and Other Awards under Nomad Equity Compensation Plans

Pursuant to the terms of the Plan of Arrangement, commencing and effective as at the Effective Time, each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested option (a ”Replacement Option”) to purchase from Sandstorm such number of Sandstorm Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Sandstorm Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Stock Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option.

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Each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld in accordance with the Plan of Arrangement.

Each Nomad PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld in accordance with the Plan of Arrangement.

Each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Nomad in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any amounts withheld in accordance with the Plan of Arrangement, and each Nomad DSU shall immediately be cancelled.

See “The Arrangement– Arrangement Steps”. The full text of the Plan of Arrangement is attached as Appendix C to this Circular.

Nomad Warrants

The Nomad Warrants will remain outstanding and be adjusted in accordance with their terms and are not being exchanged under the Plan of Arrangement.

In accordance with the terms of each of the Nomad Warrants and of the Plan of Arrangement, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. For more details on treatment of the Nomad Warrants in the Plan of Arrangement, see “The Arrangement– Arrangement Steps”. The full text of the Plan of Arrangement is attached as Appendix C to this Circular.

Each Nomad Warrant outstanding entitles the holder to receive, upon exercise of one (1) Nomad Warrant, one tenth (0.1) of a Nomad Share. In accordance with the terms of each of the Nomad Warrants, no fractional shares may be issued upon exercise of a Warrant. As such, following the Effective Date and pursuant to the terms of each of the Nomad Warrants and the Plan of Arrangement, upon exercise of ten (10) of the Nomad Warrants referred to in the table below and payment of the aggregate exercise price of such Warrants indicated in the table below, the holder of such Nomad Warrants will be entitled to receive the consideration referred to in the table below:

Warrants	Aggregate Exercise Price of ten (10) Nomad Warrants	Consideration
July 2020 Warrants	C$17.50	1.21 Sandstorm Shares
November 2020 Warrants	C$17.10	1.21 Sandstorm Shares
May 2021 Warrants	US$10.85	1.21 Sandstorm Shares

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The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act does not apply to and is not available for the issuance of any Sandstorm Shares that are issuable upon exercise of Nomad Warrants. Therefore, Sandstorm Shares issuable upon the exercise of the Nomad Warrants may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any. See “Regulatory Matters - U.S. Securities Laws Matters – Overview of Certain U.S. Federal Securities Laws”.

Nomad has also applied to de-list the November 2020 Warrants from trading on the TSX as soon as reasonably practicable following the Effective Date. See “Regulatory Matters – Stock Exchange Approvals”.

Approval of Nomad Shareholders Required for the Arrangement

The number of votes required to pass the Arrangement Resolution shall be at least (i) 66⅔% of the votes cast by Nomad Shareholders present virtually or represented by proxy and entitled to vote at the Meeting and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, after excluding the votes cast by the Excluded Nomad Shareholders.

See “The Arrangement – Nomad Shareholder Approval”.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Nomad Board, without further notice to or approval of the Nomad Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Arrangement Resolution is not approved by the Nomad Shareholders, the Arrangement cannot be completed. See Appendix B to this Circular for the full text of the Arrangement Resolution.

Approval of Sandstorm Shareholders Required for the Arrangement

In accordance with TSX policies, the Sandstorm Shareholder Resolution must be approved by at least a majority of the votes cast (50% plus one vote) by Sandstorm Shareholders present in person or represented by proxy at the Sandstorm Meeting. Notwithstanding the foregoing, the Sandstorm Shareholder Resolution authorizes the Sandstorm Board, without further notice to or approval of the Sandstorm Shareholders, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Sandstorm Shareholder Resolution is not approved by the Sandstorm Shareholders, the Arrangement cannot be completed.

See “The Arrangement – Sandstorm Shareholder Approval”.

Voting Agreements

The Orion Entities, which held or exercised control or direction over approximately 64.5% of the outstanding Nomad Shares as of May 1, 2022, have entered into the Orion Voting Agreements with Sandstorm pursuant to which they have irrevocably agreed, among other things, to vote in favour of the Arrangement Resolution.

Each of the Supporting Sandstorm Shareholders entered into Sandstorm Voting Agreements. As of July 8, 2022, the Supporting Sandstorm Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,002,678 Sandstorm Shares, 8,560,999 Sandstorm Options and 969,049 Sandstorm RSRs, representing approximately 1.5% of the outstanding Sandstorm Shares on a non-diluted basis and approximately 6.1% of the outstanding Sandstorm Shares on a partially-diluted basis, assuming the exercise or vesting of their Sandstorm Options and Sandstorm RSRs.

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Similarly, each of the Supporting Nomad Shareholders entered into Nomad Voting Agreements. As of July 8, 2022, the Supporting Nomad Shareholders and their related parties or joint actors collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,496,284 Nomad Shares, 1,385,818 Nomad Options, 218,630 Nomad RSUs, 123,045 Nomad PSUs and 236,980 Nomad DSUs, representing approximately 2.4% of the outstanding Nomad Shares on a non-diluted basis and approximately 5.5% of the outstanding Nomad Shares on a partially-diluted basis, assuming the exercise or vesting of their Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs.

Pursuant to the Sandstorm Voting Agreements and the Nomad Voting Agreements, such directors and officers have agreed to, among other things, vote or to cause to be voted all Nomad Shares and Sandstorm Shares, as applicable, beneficially owned by such directors or officers, and any other Nomad Shares and Sandstorm Shares, as applicable, directly or indirectly issued to or otherwise acquired by the director or officer after the date of the Arrangement Agreement at the Meeting or the Sandstorm Meeting, as the case may be, (or any adjourned or postponed Meeting or Sandstorm Meeting, as the case may be) in favour of the Arrangement including, without limitation, the Arrangement Resolution and the Sandstorm Shareholder Resolution, as the case may be, and any other matter necessary for the consummation of the Arrangement.

See “The Arrangement – Orion Voting Agreements”, “The Arrangement – Nomad D&O Voting Agreements” and “The Arrangement – Sandstorm D&O Voting Agreements”.

Registration Rights Agreement

Pursuant to the Plan of Arrangement, each Electing Affiliate and Sandstorm will be deemed to be and will be bound by a Registration Rights Agreement which will become effective at the Effective Time in accordance with the Plan of Arrangement and its terms without the need for any further act or formality. The Registration Rights Agreement, upon its execution and delivery, provides Electing Affiliates who are party to a Registration Rights Agreement with Demand Registration Rights and Shelf Registration Rights, subject to the limitations of the Registration Rights Agreement, requiring Sandstorm to qualify the Distribution of Registrable Securities upon request of any such holder pursuant to the terms of the Registration Rights Agreement. This right is available to each such Electing Affiliate for a term beginning on the Effective Date and ceasing on the earlier of the date an Electing Affiliate and its affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Sandstorm Shares, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm. See “The Arrangement – Registration Rights Agreement” and “Appendix H”.

Court Approval

The Arrangement requires approval by the Court under Section 192 of the CBCA. A copy of the Notice of Presentation of Application for Final Order approving the Arrangement is attached hereto as Appendix D. Subject to the approval of the Arrangement Resolution by Nomad Shareholders at the Meeting, the hearing in respect of the Final Order is expected to virtually take place on or about August 12, 2022 at 10:00 a.m. (Eastern time), or as soon thereafter as is reasonably practicable, before the Court by Microsoft Teams in room 16.04 (coordinates available at https://coursuperieureduquebec.ca/en/roles-of-the-court/virtual-hearings), or by telephone conference at the following number +1-581-319-2194 or (833)-450-1741, conference number 516 211 860#, or by videoconference system at teams@teams.justice.gouv.qc.ca, VTC conference number 1149478699, or in any other room or at any other date the Court may see fit. At the hearing, the Court will consider, among other things, the substantive and procedural fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Court Approval and Completion of the Arrangement”.

Procedure to Receive Sandstorm Shares

In order for a Registered Shareholder to receive the Consideration Shares for each Nomad Share held pursuant to the Arrangement, such Registered Shareholder must deposit the certificate(s) or DRS Advices representing his, her or its Nomad Shares with the Depositary. The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Advices for Nomad Shares deposited for payment pursuant to the Arrangement.

Registered Shareholders will have received a Letter of Transmittal with this Circular. A copy of the Letter of Transmittal can also be found under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Only Registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Nomad Shares through an Intermediary, you should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to you by such Intermediary to ensure that you receive the Consideration Shares in exchange for your Nomad Shares. See “The Arrangement – Procedure to Receive Sandstorm Shares – Letter of Transmittal” and “The Arrangement – Procedure to Receive Sandstorm Shares”.

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Treatment of Fractional Sandstorm Shares

In no event will any Nomad Shareholder be entitled to a fraction of a Sandstorm Share and no certificates or DRS Advices representing fractional Sandstorm Shares shall be issued upon the surrender for exchange of certificates or DRS Advices by Nomad Shareholders pursuant to the Plan of Arrangement. Where the aggregate number of Sandstorm Shares to be issued to a Nomad Shareholder would result in a fraction of a Sandstorm Share being issuable, the number of Sandstorm Shares to be received by such Nomad Shareholder shall be rounded down to the nearest whole Sandstorm Share.

See “The Arrangement – Procedure to Receive Sandstorm Shares – No Fractional Shares”.

Parties to the Arrangement

Nomad

The Company is governed by the CBCA, after having previously been continued from the BCBCA on December 20, 2019. Nomad is a gold and silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 21 royalty and stream assets, of which eight are on currently producing mines.

For further information regarding Nomad, see “Information Concerning the Parties to the Arrangement – Information relating to Nomad” and Appendix I to this Circular, “Information Concerning Nomad”.

Sandstorm

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

For further information regarding Sandstorm and the Additional Sandstorm Transactions, see “Information Concerning the Parties to the Arrangement – Information relating to Sandstorm” and Appendix J to this Circular, “Information Concerning Sandstorm”.

Combined Company

If completed, the Arrangement will result in Sandstorm becoming the owner of all of the Nomad Shares on the Effective Date, and Nomad will become a wholly-owned subsidiary of Sandstorm.

Assuming that there are no Dissenting Shareholders and assuming no Nomad Shares are issued pursuant to the exercise or vesting of Nomad Warrants and Incentive Securities prior to the Effective Time and taking into account the Nomad Shares issuable under the Nomad DRIP, there will be, immediately following the completion of the Arrangement, approximately 269,827,421 Sandstorm Shares issued and outstanding (or 283,322,698 Sandstorm Shares taking into account the impact of the Additional Sandstorm Transactions if they successfully close).

Immediately following completion of the Arrangement, former Nomad Shareholders are expected to own approximately 29% of the Combined Company (or 27% taking into account the impact of the Additional Sandstorm Transactions if they successfully close) and existing Sandstorm Shareholders are expected to own approximately 71% of the Combined Company (or 68% taking into account the impact of the Additional Sandstorm Transactions if they successfully close), based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022 and taking into account the Nomad Shares issuable under the Nomad DRIP. Following Closing, the Orion Entities, Nomad’s principal shareholders, will beneficially own or exercise control or direction over approximately 17.8% of the outstanding voting shares of the Combined Company taking into account the Nomad Shares issuable under the Nomad DRIP (16.9% taking into account the impact of the Additional Sandstorm Transactions if they successfully close). See Appendix K to this Circular, “Information Concerning the Combined Company – Description of Share Capital”.

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Concurrently with the announcement of the Arrangement, Sandstorm announced that it had entered into agreements contemplating the following probable material transactions, which could have an impact on the Combined Company, although the Arrangement is not conditional on closing of such Additional Sandstorm Transactions:

a)

The BaseCore Transaction – the acquisition by Sandstorm of the BaseCore Royalty Package from BaseCore for total consideration of US$525 million, payable as to US$425 million in cash and US$100 million in Sandstorm Shares.

b)

The Spin-off Transaction – the divestiture of certain material copper-gold assets of Sandstorm, including certain assets to be acquired in the BaseCore Transaction, by way of a reverse take-over transaction whereby RNP will acquire such assets from Sandstorm or a wholly-owned subsidiary of Sandstorm.

For further information in respect of the Combined Company and the Additional Sandstorm Transactions, see “Appendix J ‑ Information Concerning Sandstorm” and Appendix K ‑Information Concerning the Combined Company” to this Circular.

Selected Pro Forma Financial Information

The unaudited pro forma consolidated financial statements included in this Circular give effect to the BaseCore Transaction, the Arrangement, the Spin-off Transaction and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma consolidated statement of financial position as at March 31, 2022 gives effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on March 31, 2022. The unaudited pro forma consolidated statements of income (loss) for the year ended December 31, 2021 and for the three months ended March 31, 2022 give effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction as if all such transactions had closed on January 1, 2021. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Sandstorm and Nomad and audited carve-out financial statements of the BaseCore Royalty Package each as at and for the year ended December 31, 2021, and the unaudited condensed consolidated interim financial statements of Sandstorm and Nomad and unaudited condensed interim carve-out financial statements of the BaseCore Royalty Package each as at and for the three months ended March 31, 2022. The unaudited pro forma consolidated financial statements should be read together with: (i) the Nomad Annual Financial Statements incorporated by reference into this Circular, (ii) the Sandstorm Annual Financial Statements incorporated by reference into this Circular, (iii) the Sandstorm Interim Financial Statements incorporated by reference into this Circular, (iv) the Nomad Interim Financial Statements incorporated by reference into this Circular, (v) the BaseCore Financial Statements included in “Appendix M – BaseCore Financial Statements” attached to this Circular, and (vi) other information contained in or incorporated by reference into this Circular. See “Appendix L – Unaudited Pro Forma Consolidated Financial Statements of Sandstorm” attached to this Circular.

Canadian Securities Laws Matters

Multilateral Instrument 61-101

Nomad is a reporting issuer in each of the provinces of Canada, and accordingly is subject to the requirements of MI 61-101.

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MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain “interested parties” or “related parties” and their “joint actors” (each as defined in MI 61-101) and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101, which includes a director, senior officer and a Nomad Shareholder holding over 10% of the issued and outstanding Nomad Shares, or affiliates of the foregoing) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101).

The Arrangement is a “business combination” for the purposes of MI 61-101.

Certain officers and directors of Nomad hold Nomad Shares and Incentive Securities. If the Arrangement is completed, the vesting of all unvested Incentive Securities is to be accelerated and such executive officers and directors are to receive Replacement Options and/or cash payment, as applicable, equal to the value of the Consideration payable for the Nomad Shares that would have been issued pursuant to the vesting of such Nomad securities, as applicable, pursuant to the Plan of Arrangement at the Effective Time. In addition, certain executive officers will be entitled to certain payments if such executive officer is terminated or resigns upon the completion of the Arrangement pursuant to the terms of their respective employment agreements entered into with Nomad. See “The Arrangement – Interests of Certain Parties in the Arrangement”.

Other than the Excluded Nomad Shareholders, all of the directors and officers of Nomad who are related parties entitled to a benefit and/or payment that they expect to receive pursuant to the Arrangement fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with their services as employees or directors of Nomad or of any affiliated entities of Nomad, and (a) are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to them for their Nomad Shares, (b) are not conditional on them supporting the Arrangement in any manner, (c) full particulars of the benefits are disclosed in this Circular (see “The Arrangement – Interests of Certain Parties in the Arrangement”), and (d) at the time of the entering into of the Arrangement Agreement, they exercised control or direction over, or beneficially owned, less than 1% of the outstanding Nomad Shares, as calculated in accordance with MI 61-101.

Since the Arrangement is a “business combination”, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. See “The Arrangement – Nomad Shareholder Approval”. For the purposes of obtaining minority approval in accordance with MI 61-101, the votes of the Excluded Nomad Shareholders will be excluded. See “Regulatory Matters – Canadian Securities Laws Matters – Minority Nomad Shareholder Approval”.

Nomad is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) would, as a consequence of the Arrangement, directly or indirectly acquire Nomad or its business, or combine with Nomad, whether alone or with joint actors, and there is no “connected transaction” to the Arrangement to which an “interested party” is a party. See “Regulatory Matters – Canadian Securities Laws Matters”.

Reporting Issuer Status

Nomad is a reporting issuer in each of the provinces of Canada. Pursuant to the Arrangement, Nomad will become a wholly-owned subsidiary of Sandstorm, and Sandstorm expects to apply to the applicable Canadian securities regulators to have Nomad cease to be a reporting issuer effective on or shortly following the Effective Date.

Stock Exchange Listing Approvals and Delisting Matters

It is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the NYSE. Accordingly, Sandstorm has agreed to use commercially reasonable efforts to obtain conditional approval or equivalent of the listing of the Consideration Shares for trading on the TSX and the NYSE, subject only to the satisfaction by Sandstorm of customary listing conditions of the TSX and the NYSE. The TSX has conditionally approved the listing of the Sandstorm Shares to be issued under the Arrangement, subject to filing certain documents following closing of the Arrangement. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and the Nomad Warrants on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement. It is a listing requirement of the TSX that the Sandstorm Shareholder Resolution is approved by a majority of the votes cast by Sandstorm Shareholders present in person or represented by proxy at the Sandstorm Meeting.

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Nomad has applied to the TSX, and provided notice to the FSE and will apply to the NYSE to de-list the Nomad Shares from trading as soon as practicable following the Effective Date and has applied to the TSX to de-list the November 2020 Warrants from trading on the TSX as soon as practicable following the Effective Date.

See “Regulatory Matters – Stock Exchange Approvals”.

Other Regulatory Approvals

In addition to the approval of the Arrangement Resolution by Nomad Shareholders, the approval of the Sandstorm Shareholder Resolution by Sandstorm Shareholders and approval of the Court, it is a condition precedent to the implementation of the Arrangement that the Canadian Competition Approval and the South African Competition Approval are obtained. See “Regulatory Matters – Competition Law Matters”.

Certain Canadian Federal Income Tax Considerations and Certain U.S. Federal Income Tax Considerations

This Circular contains a summary of certain Canadian and U.S. federal income tax considerations generally applicable to certain Nomad Shareholders who, under the Arrangement, dispose of one or more Nomad Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. All Nomad Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or local Tax considerations of the Arrangement. This Circular does not address the Tax consequences of the Arrangement to holders of Nomad Warrants and Incentive Securities. Such holders should consult their own tax advisors in this regard.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and Nomad in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risks relating to the Arrangement and the Combined Company”.

Right to Dissent

Pursuant to the Plan of Arrangement and the Interim Order, only Registered Shareholders as of the Record Date may exercise Dissent Rights in connection with the Arrangement Resolution, pursuant to and in the manner set forth in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by Nomad the fair value of the Nomad Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that a Dissenting Shareholder will receive consideration for his, her or its Nomad Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights, and the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and U.S. federal income tax laws than had such Nomad Shareholder exchanged his or her Nomad Shares for Consideration Shares pursuant to the Arrangement.

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Only Registered Shareholders as of the Record Date are entitled to dissent. Nomad Shareholders should carefully read the section in this Circular titled “Rights of Dissenting Shareholders“ if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss of the Dissent Right. A Registered Shareholder who properly exercises their Dissent Rights may dissent only with respect to all the Nomad Shares held by such Registered Shareholder. See Appendix E and Appendix N to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

A Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Nomad Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Nomad Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Nomad Shares are registered in the name of CDS or other clearing agency, may require that such Nomad Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register such Nomad Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise the Dissent Rights directly.

The Arrangement Agreement provides that it is a condition to the obligations of Sandstorm that Nomad Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Nomad Shareholders representing not more than 5% of the Nomad Shares then outstanding).

Nomad Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors.

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GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

This Circular is furnished in connection with the solicitation by and on behalf of the management of Nomad of proxies to be used at the Meeting to be held in a virtual format at 11:00 a.m. (Eastern time) on August 9, 2022, or any adjournment(s) or postponement(s) thereof, to consider the matters set out in the Notice of Special Meeting accompanying this Circular.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, facsimile transmission, other electronic means or personal contact by the directors, officers or employees of Nomad without special compensation. Nomad may also retain a proxy solicitation agent, at Nomad’s discretion or if so requested by Sandstorm, the cost of which will be borne by Nomad.

Record Date

The record date for determining the Nomad Shareholders entitled to receive notice of and to vote at the Meeting is July 5, 2022 (the “Record Date”). Only Nomad Shareholders of record as of the close of business (Eastern time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Meeting Information

The Meeting is scheduled to be held at 11:00 a.m. (Eastern time) on August 9, 2022.

The Meeting will be held in a virtual format which will be conducted via live audio webcast, in an effort to safeguard the health and safety of all stakeholders and the broader community from the COVID-19 pandemic. This virtual format will enable greater participation of Nomad Shareholders by allowing Nomad Shareholders who might not otherwise be able to travel to a physical meeting to attend virtually.

Nomad Shareholders and other interested parties can attend the Meeting virtually online by going to https://web.lumiagm.com/464962717 and using the following password: nomad2022 (case sensitive).

Attending the Meeting

Registered Shareholders as of the Record Date and duly appointed and registered proxyholders who virtually attend and participate in the Meeting will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “General Information concerning the Meeting and Voting - Principal Holders of Nomad Shares”.

Beneficial Shareholders must appoint themselves as proxyholders in order to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote or participate at the Meeting. See “General Information concerning the Meeting and Voting – Voting Instructions – Beneficial Shareholders – Voting at the Virtual Meeting” below.

Registered Shareholders as of the Record Date, duly appointed and registered proxyholders and guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote or submit questions. The following instructions can be used to attend the meeting virtually:

-	Log in online at https://web.lumiagm.com/464962717.

-	Click “Login” and then enter your Control Number (see below) and password “nomad2022” (case sensitive).

OR

-	Click “Guest” and then complete the online form.

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Registered Shareholders

The control number located on the form of proxy you received is your control number (“Control Number”) for the purposes of logging in to the Meeting.

Duly Appointed Proxyholders

The Transfer Agent will provide proxyholders with a Control Number by email after the proxyholder has been duly appointed and registered in accordance with the instructions provided in the form of proxy.

If you attend the Meeting virtually, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to virtually check in to the Meeting and complete the related procedures.

Voting Instructions

You can vote your Nomad Shares by proxy or at the Meeting virtually. Please follow the instructions below based on whether you are a Registered Shareholder or a Beneficial Shareholder.

Registered Shareholders

You are a Registered Shareholder if you have a share certificate for your Nomad Shares or if you hold Nomad Shares through direct registration and they are registered in your name. You will find a form of proxy enclosed.

Voting by Proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment(s) or postponement(s) thereof, and vote your Nomad Shares for you. Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of Nomad who are named in the form of proxy the authority to vote your Nomad Shares at the Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out below under “General Information concerning the Meeting and Voting – Appointment of Proxies”.

Voting at the Virtual Meeting

You do not need to complete or return your form of proxy if you plan to vote at the Meeting. To virtually attend the Meeting and complete a ballot virtually during the Meeting, simply follow the instructions set out under “General Information concerning the Meeting and Voting – Meeting Information – Attending the Meeting” above.

Changing your Vote

A Registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the Registered Shareholder or his or her attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, to the Transfer Agent before the deadline for filing proxies (see “General Information concerning the Meeting and Voting – Appointment of Proxies”), or in any other manner permitted by Law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

If you have followed the process for virtually attending and voting at the Meeting, voting at the Meeting virtually will revoke your previous proxy.

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Beneficial Shareholders

You are a Beneficial (non-registered) Shareholder if your Nomad Shares are held in the name of an intermediary (“Intermediary”) (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS).

Your Intermediary or its agent (such as a bank, trust company or securities broker) is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Nomad Shares. Your Intermediary will generally provide you with a voting instruction form. You should follow the voting instructions provided by your Intermediary. Nomad has agreed to pay for Intermediaries to deliver the proxy-related materials and the relevant voting instruction form or proxy form to the beneficial owners of Nomad Shares. Nomad is not sending such materials related to the Meeting directly to non-objecting beneficial holders (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer).

The voting instruction form that is sent by your Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Nomad Shares, including how to virtually attend and vote directly at the Meeting.

Voting at the Virtual Meeting

Should a Beneficial Shareholder wish to virtually attend and vote at the Meeting (or have another person virtually attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should follow the instructions for voting at the Meeting that are provided on the voting instruction form and refer to the instructions set out below under “Appointment of Proxies”.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest. This is because Nomad does not have unrestricted access to the names of its Beneficial Shareholders. If you virtually attend the Meeting, Nomad may have no record of your shareholdings or entitlement to vote, unless your Intermediary has appointed you as proxyholder.

Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Changing your Vote

If you have already sent your completed voting instruction form to your Intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your Intermediary to find out whether this is possible and what procedure to follow.

Exercise of Discretion by Proxies

If you do not specify on your proxy form or voting instruction form how you want a proxyholder appointed by you (other than the management nominees) to vote your Nomad Shares, then your proxyholder can vote your Nomad Shares as he or she sees fit. Nomad Shares represented by properly executed proxies or voting instruction forms in favour of the management nominees of Nomad as designated in the proxy or voting instruction form will be voted for or against the Arrangement Resolution in accordance with the instructions contained in the proxy or voting instruction form. If a proxy or voting instruction form appointing the management nominees of Nomad does not contain voting instructions, the Nomad Shares represented by such proxy will be voted IN FAVOUR of the Arrangement Resolution.

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Appointment of Proxies

The following applies to Nomad Shareholders who wish to appoint a person (a “Third-Party Proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form, as applicable, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to virtually attend and vote at the Meeting.

Shareholders who wish to appoint a Third-Party Proxyholder to virtually attend the Meeting as their proxyholder and vote their Nomad Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that Third-Party Proxyholder with the Transfer Agent, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third-Party Proxyholder will result in the Third-Party Proxyholder not receiving a Control Number, which is required to vote at the Meeting, and only being able to attend as a guest.

•	Step 1 — Submit your Form of Proxy or Voting Instruction Form: To appoint a Third-Party Proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering your proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

•	Step 2 — Register your Third-Party Proxyholder: To register a Third-Party Proxyholder, Nomad Shareholders must registered such Third-Party Proxyholder at http://www.computershare.com/NomadRoyalty and provide the Transfer Agent with the name and email address of the Third-Party Proxyholder by no later than 11:00 a.m. (Eastern time) on August 5, 2022, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Meeting is reconvened or held, and provide the Transfer Agent with the required proxyholder contact information so that the Transfer Agent may provide the Third-Party Proxyholder with a 13-digit Control Number via email. This Control Number will allow Third-Party Proxyholders to log in and vote at the Meeting. Without a Control Number, a Third-Party Proxyholder will not be able to vote at the Meeting and will only be able to participate as a guest.

Beneficial Shareholders in the United States

If you are a Beneficial Shareholder located in the United States and wish to participate and vote at the Meeting online (or, if permitted, appoint a person other than a person named in the form of proxy included herewith), you MUST:

•	FIRST obtain a valid legal proxy from their broker, bank, agent or other intermediary. Such U.S. Beneficial Shareholders are encouraged to follow the instructions from their broker, bank, agent or other intermediary included with these proxy materials to obtain and submit a legal proxy form, or contact their broker, bank, agent or other intermediary to request a legal proxy form.

•	SECOND, submit a copy of their legal proxy and requests for registration by mail to:

Computershare Investor Services Inc. “Legal Proxy” 100 University Avenue 8th Floor Toronto, Ontario, Canada M5J 2Y1 OR Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 11:00 a.m. (Eastern time) on August 5, 2022.

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•	THIRD, AND FINALLY, complete (or, if permitted, have their proxyholder complete) the online form available at http://www.computershare.com/NomadRoyalty, prior to 11:00 a.m. (Eastern time) on August 5, 2022, to obtain a 13-digit Control Number, as discussed above.

U.S. Beneficial Shareholders will receive a confirmation of their registrations by email after Computershare receives all registration materials. You should contact Computershare or your broker, bank, agent or other intermediary if you have any questions and for additional details regarding voting procedures.

If you are Unable to Attend the Meeting

In order for your vote to be counted, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 11:00 a.m. (Eastern time) on August 5, 2022, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Meeting is reconvened or held.

Registered Shareholders may vote by proxy using one of the following methods:

-	By facsimile at: 1-866-249-7775

-	By mail to Computershare Investor Services Inc., using the business reply envelope accompanying your proxy

-	By telephone at: 1-866-732-8683

-	By internet at http://www.investorvote.com

Beneficial Shareholders may vote by following the voting instructions provided by their Intermediary.

How the Votes will be Counted

Votes will be counted by the Transfer Agent.

Principal Holders of Nomad Shares

The authorized capital of Nomad consists of an unlimited number of Nomad Shares and an unlimited number of Preference Shares issuable in one or more series. As at the Record Date, 61,469,857 Nomad Shares and no Preference Shares were issued and outstanding. No other shares of Nomad are outstanding. Each Nomad Share is entitled to one vote at a meeting of Nomad Shareholders.

The Nomad Board has fixed the close of business on July 5, 2022 as the Record Date for the purpose of determining the Nomad Shareholders entitled to receive notice of the Meeting, but the failure of any Nomad Shareholder who was a Nomad Shareholder on the Record Date to receive notice of the Meeting does not deprive the Nomad Shareholder of the right to vote at the Meeting.

To the knowledge of Nomad and its directors and executive officers, no Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Nomad Shares as at the Record Date, other than the Orion Entities, which beneficially owned or exercised control or direction over an aggregate of 39,645,597 Nomad Shares, representing approximately 64.5% of the issued and outstanding Nomad Shares as at the Record Date.

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If you wish to be able to participate and vote at the Meeting online, you must follow the steps described below:

1. Log in to the Meeting online at https://web.lumiagm.com/464962717.

2. If you are a Registered Shareholder: Select the “I have a login” icon and enter your 13-digit control number as indicated on the form of proxy that you received from Computershare, followed by the following password: nomad2022 (case sensitive).

Note: In the event that you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

3. If you are a duly appointed proxyholder: Select the “I have a login” icon then enter your 13-digit control number, followed by the following password: nomad2022 (case sensitive). Proxyholders who have been duly appointed and registered with Computershare in accordance with the instructions set forth in the Circular will receive a control number via e-mail from Computershare after the proxy voting deadline has passed.

Registered Shareholders who wish to appoint a person other than a person named in the form of proxy included herewith and Beneficial Shareholders who wish to appoint themselves or a third party as proxyholder MUST submit their proxy form or voting instruction form in advance of the Meeting in accordance with the delays and instructions set forth therein, and MUST ALSO complete the online form available at http://www.computershare.com/NomadRoyalty or call Computershare at 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (other countries) by 12:00 p.m. (Eastern time) on August 5, 2022 and provide Computershare with the required proxyholder contact information. Computershare will use such proxyholder contact information to provide the proxyholder with a proxyholder Control Number via e-mail, which proxyholder Control Number can be used to access the online Meeting and vote, ask questions and otherwise participate thereat.

If you are a Beneficial Shareholder and have not duly appointed yourself as a proxyholder in accordance with the voting instruction form by the deadline set forth above, you can only attend the Meeting as a guest and will not be able to vote or submit questions during the Meeting (see #4 below).

4. If you are a guest: Select the “I am a Guest” icon and complete the online form. If you attend as a guest, you will not be able to vote or submit questions.

For additional instructions regarding the virtual platform and the navigation thereof, consult the “Virtual Annual General Meeting 2022 – LUMI Guide” on the Company’s website at https://nomadroyalty.com/en/investors/events/. Technical support will be available on the virtual platform on the day of the Meeting via e-mail at support-ca@lumiglobal.com.

THE ARRANGEMENT

Background to the Arrangement

The execution and public announcement of the Arrangement Agreement was the result of a review by Nomad of the strategic alternatives available to it to deliver enhanced value to its stakeholders. The terms of the Arrangement were arrived at through robust arm’s length negotiations between Representatives of Nomad and Representatives of Sandstorm, together with each of their respective financial and legal advisors. The following is a summary of the material events leading up to Sandstorm’s proposal for the Arrangement, the negotiation of the Arrangement Agreement (including related documents) and certain key meetings, negotiations, discussions and actions between the Parties that preceded the public announcement of the Arrangement and the execution of the Arrangement Agreement.

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In the last quarter of 2021, the royalty and streaming sector was highly buoyant, driven by surging commodity prices and a series of transactions and financings. Consolidations were also occurring, including among pure-play royalty and streaming companies. In these circumstances and considering the fact that the Nomad Shares had been underperforming even if Nomad had executed its stated business plan and transacted accordingly, between November 2021 and February 2022, Nomad’s management had informal exploratory discussions with industry participants with respect to the market conditions and to a range of possible value enhancing transactions, including discussions with a larger junior streaming and royalty company (“Party A”), which led Nomad to enter into a mutual confidentiality and standstill agreement on December 1, 2021 with Party A, to exchange preliminary information on their respective assets.

On February 8, 2022, the Orion Entities, Nomad’s controlling shareholders, met with Party A to discuss a potential transaction concerning Nomad. Following this meeting, Nomad’s Chief Executive Officer was informed by the Orion Entities of this meeting and that the Orion Entities would consider supporting a business combination transaction after Nomad had explored the various transaction scenarios and if such transaction was supported by the Nomad Board.

On February 18, 2022, the Nomad Board received an update from Nomad’s management on their exploratory discussions with potential counterparties to a possible value enhancing transaction with Nomad. In light of the recent activities in the royalty and streaming sector and of rumours circulating concerning other potential consolidations in the sector, the Nomad Board asked Nomad’s management to arrange presentations from investment bankers with expertise in the royalty and streaming sector to provide the Nomad Board with: (i) an overview of the sector and of Nomad’s peers, (ii) an assessment of Nomad’s position compared to its peers in the market, (iii) a current overview of the mergers and acquisitions landscape in the sector, and (iv) an overview of Nomad’s prospects. At the meeting, it was also agreed that Nomad’s management continue to have exploratory discussions with potential counterparties to a possible value enhancing transaction with Nomad and to report back to the Nomad Board. Following the meeting, Nomad’s management contacted NBF and another reputable Canadian investment bank for the preparation of presentations to the Nomad Board.

At the BMO Global Metals and Mining conference held between February 27, 2022 and March 2, 2022, consolidation in the royalty and streaming sector was a common theme discussed between industry participants. At the conference, Nomad’s management met with a number of industry participants, including Party A and an intermediate royalty and streaming company (“Party B”), and on February 27, 2022, with Sandstorm’s Chief Executive Officer, to discuss the current market conditions and Sandstorm’s interest in a possible strategic transaction with Nomad. While no formal offer was presented, Sandstorm discussed potential consideration at an exchange ratio of approximately 1.2 Sandstorm Shares per Nomad Share. No agreement was reached but both sides remained open to further discussions.

On March 1, 2022, to enable ongoing discussions regarding a possible strategic transaction, Sandstorm and Nomad entered into a mutual confidentiality and standstill agreement and commenced a period of reciprocal due diligence, initially focused on the assets and the financial aspects of each Party’s business.

On March 9, 2022, Sandstorm’s Chief Executive Officer contacted Nomad’s Chief Executive Officer to reiterate Sandstorm’s interest in entering into a potential strategic transaction with Nomad and to discuss the potential timeline for such transaction.

On March 15, 2022, Nomad granted access to a virtual data room to Sandstorm to provide Sandstorm with due diligence information on a confidential basis.

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On March 17, 2022, the Nomad Board received a presentation from a reputable Canadian investment bank. During their presentation, representatives of said bank explained that, in the royalty and streaming sector, scale was a key factor to reach higher valuations and to be able to access inexpensive capital. The representatives further explained that the surging commodity prices had translated into significant liquidity ready to be deployed in the sector, and concluded that Nomad was a likely target for acquisitions because of its unique corporate profile and the fact that its shares had been underperforming. They then recommended that the Nomad Board adopt a proactive approach to better control the process and timing of an eventual strategic transaction. On the same day, representatives of Nomad and Sandstorm met via conference call to discuss Sandstorm’s due diligence items, including a detailed review of Nomad’s royalty and stream assets.

On March 18, 2022, Sandstorm’s Chief Executive Officer sent an email to Nomad’s Chief Executive Officer and Chief Investment Officer with a preliminary expression of interest in the form of a draft non-binding proposal for an acquisition by Sandstorm, by way of a plan of arrangement under the CBCA, of all of the outstanding Nomad Shares (the “Proposed Transaction”) for a consideration consisting of 1.10 Sandstorm Shares for each Nomad Share and one contingent value right based on future operating and production milestones at the Blyvoor Gold Mine (“CVR”), exchangeable into 0.10 of a Sandstorm Share per CVR (the “Initial Sandstorm Proposal”). The Initial Sandstorm Proposal was submitted to Nomad following the request of Sandstorm to conduct a site visit at the Blyvoor Gold Mine, to which Nomad agreed conditional upon receiving an expression of interest from Sandstorm. The Initial Sandstorm Proposal also contained an exclusivity clause, which Nomad rejected, as Nomad was not ready to terminate its ongoing discussions or restrict future discussions with other potential counterparties to a strategic transaction.

As agreed with the Nomad Board on February 18, 2022, Nomad’s management continued to have discussions with potential counterparties to a possible value enhancing transaction with Nomad.

On March 22, 2022, to enable further discussions regarding a possible strategic transaction with Party B, Nomad entered into a mutual confidentiality and standstill agreement with Party B and granted access to a virtual data room to Party B.

On March 23, 2022, the Nomad Board received a presentation from NBF. NBF’s presentation reviewed and evaluated the underperformance of Nomad’s shares compared to a market dominated by larger industry participants and discussed Nomad’s relative lack of trading liquidity of its shares tied to its relative junior size and its limited public float. Following NBF’s presentation, the Nomad Board discussed the Company’s potential strategic alternatives, including maintaining the status quo by continuing to execute Nomad’s strategic plan, and instructed Nomad’s management to arrange a presentation from Fasken Martineau DuMoulin LLP (“Fasken”), Nomad’s Canadian legal advisors, on the directors’ fiduciary duties.

On March 28, 2022, the Nomad Board met with Nomad’s management and Fasken to receive an update on the discussions held by Nomad’s management with potential counterparties to a strategic transaction and on the Initial Sandstorm Proposal. At the meeting, Fasken provided the Nomad Board with an overview of their fiduciary duties under the CBCA as directors in the context of a review of strategic alternatives.

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At the same meeting, following Fasken’s recommendations, the Nomad Board formed the Special Committee, composed only of independent directors of Nomad, namely Matthew Gollat (Chair), Susan Kudzman, Jamie Porter and Robin Weisman, to assist the Nomad Board with a formal review process (the “Review Process”) of Nomad’s potential strategic alternatives, including continuing to execute Nomad’s strategic plan, making acquisitions, entering into a merger of equals or a similar transaction, or selling Nomad, either through the Proposed Transaction or a similar transaction. The Nomad Board also determined that the role of the Special Committee would be, among other things, to: (i) oversee the Review Process and consider, review and evaluate the terms, conditions and other details of Nomad’s strategic alternatives, based on the advice of Nomad’s legal and financial advisors; (ii) make recommendations to the Nomad Board with respect to Nomad’s strategic alternatives and to undertake a process it considers appropriate in order to provide such recommendations; (iii) if one or more of the strategic alternatives is approved by the Nomad Board, to oversee the implementation of such strategic alternatives, including the due diligence process and the negotiation of the terms, conditions and other details of any transactions in connection with such strategic alternatives; (iv) consider whether it is appropriate to pursue any particular strategic alternative or possible transaction or any other strategy in response to any unsolicited transaction and, if thought appropriate, to pursue such strategic alternative or strategy, subject to the final approval of the Nomad Board; and (v) provide advice and guidance to the Nomad Board as to whether a strategic alternative is in the best interests of Nomad and the Nomad Shareholders. The Nomad Board also vested the Special Committee with the authority to engage and retain its own professional advisors, including legal and financial advisors, and agreed that the Special Committee would review and, if deemed it appropriate, approve NBF’s proposal to act as a financial advisor to the Company to assist in the Review Process. The Nomad Board also approved the corporate disclosure principles and practices to be observed by Nomad and its key representatives, including in the event of any information leak during the Review Process.

Between March 28 and 30, 2022, Nomad’s Chief Executive Officer and Vice President, Geology hosted site visits for Sandstorm’s management and technical experts at the Blyvoor Gold Mine, to allow Sandstorm to assess certain operational and technical matters as well as the potential production output of the Blyvoor Gold Mine.

On March 30, 2022, the Special Committee held its first meeting, with Fasken and Nomad’s management present, and formally retained NBF as its financial advisor. At the meeting, members of the Special Committee were presented with a detailed overview of the discussions Nomad’s management had with potential counterparties to a strategic transaction prior to the creation of the Special Committee. NBF also presented the Special Committee with an overview of the landscape of potential counterparties, and the Special Committee agreed that, going forward, NBF would assist Nomad’s management in the discussions with potential counterparties other than Sandstorm.

On March 31, 2022, Nomad executed the engagement letter with NBF.

On April 4, 2022, Sandstorm submitted a revised draft non-binding proposal letter (the “First Revised Sandstorm Proposal”), whereby it offered to increase the consideration consisting of 1.15 Sandstorm Shares for each Nomad Share and one CVR exchangeable for 0.10 of a Sandstorm Share per CVR. The First Revised Sandstorm Proposal also contained clarifications as to the vesting threshold details of the CVR, namely, that the CVR would vest if the Blyvoor Gold Mine met minimum production targets during the proposed operating period, at targeted all-in sustaining costs. The First Revised Sandstorm Proposal contained an exclusivity clause, which Nomad again rejected.

On April 6, 2022, Nomad formally began its due diligence review of Sandstorm and its expected growth strategy with the assistance of legal, financial and tax advisors. Throughout the process, Nomad invested considerable time and resources to complete this exercise and, in particular, to understand and review the financial, legal and other aspects of the Additional Sandstorm Transactions.

On April 7, 2022, the Special Committee met with legal and financial advisors present to receive an update from Nomad’s management and NBF on the strategic alternatives and discuss the First Revised Sandstorm Proposal. At the meeting, NBF presented an analysis of Nomad’s strategic alternatives compared to the status quo. NBF then presented their preliminary analysis of the financial aspects of the Initial Sandstorm Proposal and the First Revised Sandstorm Proposal. NBF and Nomad’s management then updated the Special Committee on their discussions with other potential counterparties to a strategic transaction with Nomad.

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On April 8, 2022, management teams from Nomad and Sandstorm met for a due diligence session to review and discuss Sandstorm’s existing business and expected growth strategies, including related structures and financial models, and a detailed walkthrough of Sandstorm’s portfolio of royalty and stream assets. The next day, management teams from Nomad and Sandstorm met again to discuss the transaction timeline, and during the meeting, Nomad’s Chief Executive Officer explained that Nomad had initiated the Review Process, overseen by the Special Committee, and informed Sandstorm’s Chief Executive Officer that the Special Committee had reviewed the First Revised Sandstorm Offer and retained financial advisors to assist with the process and to solicit additional proposals from other potential counterparties.

On April 11, 2022, management teams of Nomad and Sandstorm met with their respective legal advisors to discuss the First Revised Sandstorm Proposal and the structure and timing of the Proposed Transaction.

Also on April 11, 2022, following discussions held in the prior weeks with potential counterparties, NBF sent formal process instructions to invite them to submit non-binding proposals for a potential strategic transaction with Nomad. The parties contacted had been identified by NBF and Nomad’s management as constituting the landscape of potential acquirers for Nomad. Of the parties contacted, five expressed preliminary interest in exploring a potential strategic transaction with Nomad and entered into confidentiality and standstill agreements with Nomad so as to be granted access on a confidential basis to a data room with due diligence information which allowed them to evaluate the opportunity to submit a proposal.

On April 14, 2022, the Special Committee met with its legal and financial advisors and with Nomad’s management, to receive an update on the status of their discussions with Sandstorm and other potential counterparties to a strategic transaction with Nomad.

Later that day, Sandstorm’s Chief Executive Officer met with Nomad’s Chief Executive Officer and Chief Investment Officer and representatives of the Orion Entities to further discuss a potential transaction with a greater weighting to the Sandstorm Share portion of the consideration and a lesser weighting to the CVR.

On April 15, 2022, Sandstorm’s Chief Executive Officer sent a revised proposal to the Chief Executive Officer and Chief Investment Officer of Nomad, which provided for a consideration consisting of 1.20 Sandstorm Shares for each Nomad Share and one CVR exchangeable for 0.05 of a Sandstorm Share per CVR, which would vest if the Blyvoor Gold Mine met minimum production targets during the proposed operating period, at targeted all-in sustaining costs (the “Second Revised Sandstorm Proposal”). Sandstorm also sent the first drafts of the Arrangement Agreement and the form of Orion Voting Agreement to Nomad on that day. On the same date, Nomad delivered an initial due diligence request list to Sandstorm, and Sandstorm granted Nomad and its advisors access to a virtual data room on April 16, 2022 containing certain confidential information regarding Sandstorm. From April 15, 2022 and until May 1, 2022, management of Nomad and Sandstorm, together with their respective legal and financial advisors, continued their negotiations and exchanged multiple drafts of the Arrangement Agreement and related transaction documentation with a view to finalizing those documents.

Also on April 15, 2022, a party (the “Competing Party”) contacted by NBF who had signed a confidentiality and standstill agreement submitted a non-binding proposal (the “Competing Proposal”) to acquire all of the outstanding common shares of Nomad for all-share consideration.

On April 18, 2022, the draft Plan of Arrangement and the draft form of the Nomad Voting Agreement was delivered by Cassels Brock & Blackwell LLP (“Cassels”), Sandstorm’s Canadian legal counsel, to Fasken.

On April 19, 2022, representatives of Cassels met with representatives of Fasken to discuss the initial draft Arrangement Agreement that had been delivered by Sandstorm to Nomad on April 15, 2022, including certain of the terms, provisions, covenants and representations relating to the potential transaction provided for in the draft agreement.

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On April 20, 2022, the Special Committee convened again with legal and financial advisors and Nomad’s management to receive an update on their recent discussions with Sandstorm and with other potential counterparties, including an update on the Second Revised Sandstorm Proposal and the Competing Proposal. At the meeting, NBF affirmed that, other than the Competing Party, all other parties who had signed a confidentiality and standstill agreement had decided not to submit a proposal to acquire Nomad. During the in camera portion of this meeting, the Special Committee discussed with their legal advisors if it would be advisable at this time to retain an additional financial advisor to obtain an independent fairness opinion, and after considering, among other things, Cormark’s reputation and experience, decided that Cormark would be approached.

On April 23, 2022, Nomad delivered a revised draft of the Arrangement Agreement to Sandstorm for its review and comment, and Sandstorm delivered a further revised draft of the Arrangement Agreement to Nomad on April 24, 2022.

On April 25, 2022, the Special Committee met with legal and financial advisors and Nomad’s management to review the terms of the Competing Proposal and the Second Revised Sandstorm Proposal and to receive a presentation from NBF on, among other things, the financial merits of both proposals. During this presentation, NBF stated that, in their view, based on their discussions in the prior weeks, it was unlikely that Nomad would receive additional proposals. The Special Committee discussed the quality of the Competing Party’s portfolio of assets with Nomad’s management and, after deliberation, determined that the Competing Proposal was financially inferior to the Second Revised Sandstorm Proposal. At the meeting, the Special Committee also received an update from Fasken on the ongoing negotiations of the Arrangement Agreement, as well as and update on the due diligence review being made on Sandstorm, and particularly, on the Additional Sandstorm Transactions.

At the same meeting, the Special Committee formally retained Cormark as independent financial advisor to the Special Committee, to provide the Special Committee and the Nomad Board with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Nomad Shareholders pursuant to the Proposed Transaction. Cormark immediately began its due diligence and financial analysis work, to be in a position to provide an independent fairness opinion when required.

Also on April 25, 2022, Nomad executed the engagement letter with Cormark, contemplating a flat fee for Cormark’s engagement which is not contingent on the conclusion reached in the Cormark Fairness Opinion or upon completion of the Arrangement. On the same day, representatives of Cassels, Fasken and Torys LLP, as counsel to the Orion Entities, met to discuss the terms of the transaction agreements.

On April 26, 2022, Nomad’s U.S. tax counsel advised the Special Committee and management that the CVR component of the Second Revised Sandstorm Proposal would create a material adverse tax effect for Nomad Shareholders in the United States. In the following days, management teams of Nomad and Sandstorm and their respective legal and tax advisors discussed possible solutions to address this issue.

On April 27 and 28, 2022, the Special Committee met with legal and financial advisors and Nomad’s management to discuss and receive updates, inter alia, on their recent discussions with Sandstorm, the tax analysis relating to the CVR component of the Second Revised Sandstorm Proposal, the legal due diligence on Sandstorm and the Additional Sandstorm Transactions, the outstanding points of the Arrangement Agreement and the transaction timeline.

In the evening of April 28, 2022, Nomad’s Chief Executive Officer and Chief Investment Officer called Sandstorm’s Chief Executive Officer to discuss how the U.S. tax issue relating to the CVR component of the Second Revised Sandstorm Proposal could be resolved. Sandstorm’s Chief Executive Officer mentioned that Sandstorm would be open to removing the CVR component and increasing the share exchange ratio to 1.21 Sandstorm Shares per Nomad Share (the “Final Revised Sandstorm Proposal”). Later the same day, Nomad’s management had discussions with representatives of the Orion Entities with respect to the U.S. tax issues.

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In the morning of April 29, 2022, the Orion Entities confirmed to Nomad’s management that the Orion Entities would support the Final Revised Sandstorm Proposal, if such proposal was acceptable to the Nomad Board.

Later that day, the Special Committee met with legal and financial advisors and Nomad’s management to review the terms and the financial merits of the Final Revised Sandstorm Proposal. At the meeting, Nomad’s management explained that they believed the CVRs were unlikely to convert based on the Blyvoor Gold Mine’s projections, and representatives of NBF stated that the consideration offered under the Final Revised Sandstorm Proposal remained financially favourable to the Nomad Shareholders, as it added certainty to the value of the consideration. The Special Committee also received an update on the outstanding points of the Arrangement Agreement, on the legal and tax due diligence on Sandstorm, including the Additional Sandstorm Transactions, as well as on the transaction timeline. During the in camera session with legal and financial advisors, the Special Committee discussed the financial terms of the Final Revised Sandstorm Proposal, including the fact that Nomad management believed the CVRs were unlikely to convert and that the CVRs created a material adverse tax effect for the U.S. shareholders and reconsidered the Competing Proposal, and, after deliberation, determined that the terms of the Final Revised Sandstorm Proposal remained more favourable than those of the Competing Proposal, including because the Competing Proposal was financially inferior and the Competing Party had a lower quality and development-focused portfolio of assets.

On April 28, 2022, Representatives of Cormark met with Sandstorm’s senior executives to hold a final due diligence session.

On April 29, 2022, Representatives of NBF and Fasken met with Sandstorm’s senior executives to hold a final due diligence session.

In the next two following days, management teams of Nomad and Sandstorm, with their respective legal and final advisors, worked to finalize the outstanding legal and business issues on the Arrangement Agreement and the other ancillary transaction documents, as well as their respective due diligence on each other and, in Nomad’s case, on the Additional Sandstorm Transactions, and ultimately came to an agreement on definitive versions of the documents on May 1, 2022.

In the morning of May 1, 2022, the Special Committee met to, among other things, review the Proposed Transaction and proceed with a detailed examination of its principal terms and conditions, as set forth in the definitive transaction documents, receive the advice of its legal and financial advisors, including a detailed overview of the Additional Sandstorm Transactions, and determine whether a recommendation should be made to the Nomad Board. At the meeting, NBF rendered a verbal opinion to the Special Committee, confirmed by the delivery of the NBF Fairness Opinion, to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, as of the date of the NBF Fairness Opinion, the Consideration to be received by Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders. Cormark then rendered a verbal opinion to the Special Committee, confirmed by the delivery of the Cormark Fairness Opinion, to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, as of the date of the Cormark Fairness Opinion, the Consideration to be received by Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders. After consultation with management of Nomad and legal and financial advisors in evaluating the Arrangement, the Special Committee unanimously determined that the Arrangement was in the best interests of Nomad and unanimously recommended that the Nomad Board approve the Arrangement and the Arrangement Agreement.

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Between March 30 and May 1, 2022, the Special Committee held nine formal meetings, had many discussions with Nomad’s management and frequently consulted with the legal and financial advisors.

In the afternoon of May 1, 2022, the Nomad Board met to receive the recommendation of the Special Committee with respect to the Proposed Transaction, review the Proposed Transaction and examine its principal terms as set out in the Arrangement Agreement, to receive advice from its legal and financial advisors and to determine whether or not to approve the Arrangement and the Arrangement Agreement and recommend that Nomad Shareholders vote in favour of the Arrangement Resolution. At the meeting, Fasken provided the Nomad Board with a summary of the principal terms and conditions of the Arrangement Agreement, the Plan of Arrangement, the Orion Voting and Support Agreements and the Nomad D&O Voting Agreements. NBF then rendered a verbal opinion to the Nomad Board, confirmed by the delivery of the NBF Fairness Opinion, to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, as of the date of the NBF Fairness Opinion, the Consideration to be received by Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders. Cormark then summarized to the Nomad Board its verbal opinion delivered to the Special Committee, confirmed by the delivery of the Cormark Fairness Opinion, to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, as of the date of the Cormark Fairness Opinion, the Consideration to be received by Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders. The Special Committee then formally provided its unanimous recommendation to the Nomad Board, and, after consultation with Nomad’s management and with legal and financial advisors in evaluating the Arrangement, and acting on the unanimous recommendation of the Special Committee, the Nomad Board unanimously determined that the Arrangement is fair to the Nomad Shareholders and the Arrangement is in the best interests of Nomad, unanimously approved the execution and delivery of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement and unanimously resolved to recommend that Nomad Shareholders vote in favour of the Arrangement Resolution.

Throughout the remainder of May 1, 2022, Nomad and Sandstorm, assisted by their respective advisors, finalized the terms of and executed the Arrangement Agreement, the Nomad D&O Voting Agreements, the Orion Voting Agreements and other transaction documents, and press releases from Nomad and Sandstorm announcing the execution of the Arrangement Agreement were disseminated on the morning of May 2, 2022, before the opening of trading on the TSX and NYSE.

On July 4, 2022, the Board met and approved this Circular and other procedural matters related thereto and to the Arrangement.

Recommendation of the Special Committee

As described above under heading “Background to the Arrangement”, the Special Committee established by the Nomad Board ultimately had responsibility to oversee, review and consider the Arrangement and make a recommendation to the Nomad Board with respect to the Arrangement. The Special Committee is comprised entirely of independent directors and met on numerous occasions both as a committee with solely its members and advisors present and with management.

The Special Committee, after careful consideration, having taken into account such matters as it considered relevant and after consulting with management of Nomad, receiving external legal and financial advice and receipt of the Cormark Fairness Opinion and NBF Fairness Opinion, unanimously determined that the Arrangement is in the best interests of Nomad and is fair to Nomad Shareholders, and UNANIMOUSLY recommended that the Nomad Board approve the Arrangement and the entering into of the Arrangement Agreement and recommend that the Nomad Shareholders vote IN FAVOUR of the Arrangement Resolution.

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In forming its recommendation to the Nomad Board, the Special Committee considered a number of factors, including, without limitation, those listed under heading “Reasons for the Recommendation” below. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of Nomad and after taking into account the advice of financial and legal advisors and consulting with management of Nomad’s management.

Recommendation of the Nomad Board

After careful consideration, including consultation with management of Nomad and legal and financial advisors in evaluating the Arrangement, receiving the unanimous recommendation of the Special Committee, receipt of the NBF Fairness Opinion, and taking into account the reasons described in “Reasons for the Recommendation” below, the Nomad Board unanimously determined that the Arrangement is in the best interests of Nomad and is fair to Nomad Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and UNANIMOUSLY recommends that Nomad Shareholders vote IN FAVOUR of the Arrangement Resolution.

Reasons for the Recommendation

In evaluating the Arrangement and making their respective unanimous recommendation, the Special Committee and the Nomad Board consulted with Nomad management and legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward‑looking information and readers are cautioned that actual results may vary. See ”Forward-Looking Statements”.

•	Strategic and Financial Benefits of the Arrangement – The key strategic and financial benefits identified by the Special Committee and the Nomad Board during their respective evaluation of the Arrangement are summarized below:

o

Significant Premium over the Company’s Share Price. Immediate and significant premium of approximately 34% based on the 20-day volume weighted average prices of the Company and Sandstorm on the TSX for the period ending on April 29, 2022.

o

Meaningful Ownership in the Combined Company. Nomad Shareholders will maintain a meaningful ownership in the Combined Company of approximately 27%, assuming the completion of the Additional Sandstorm Transactions, and will benefit from its portfolio of high-quality and low-cost assets.

o	Benefits from Increased Scale. It is expected that the Combined Company will be the “go-to” and most liquid mid-tier royalty and streaming company amongst its peers.

o

Continued Exposure to the Company’s Core Assets. There is significant operating and exploration upside potential as it is expected that the Company’s core assets, will remain core parts of the Combined Company’s portfolio and play a significant role in the Combined Company’s future growth, namely the Company’s interests in (i) the Greenstone Gold project located in Ontario, Canada, (ii) the tier-one Platreef palladium rhodium-platinum-nickel-copper-gold project located in Limpopo, South Africa, and (iii) the advanced-stage exploration property of Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation, located in the Barrick-Cortez complex in Nevada, United States.

o

Industry Leading Portfolio Diversification. The Combined Company will own a portfolio that will total 260 streams and royalties, of which 39 of the underlying assets are cash flowing, with no asset contributing more than 15% to Sandstorm’s net asset value based on analyst consensus estimates.

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o

Significantly Improved Trading Liquidity and Capital Markets Exposure. Based on Sandstorm’s trading profile (its shares trade on average over US$19 million worth of shares per day, i.e., US$18 million worth of shares per day more than the Company), Nomad Shareholders will benefit from the Combined Company’s improved trading profile as well as from the inclusion in indices such as the S&P/TSX Capped Composite.

o

Nomad Shareholders will Continue to Benefit from Ongoing Return of Capital to Shareholders. Following closing of the Arrangement, Nomad Shareholders will have the opportunity to participate in Sandstorm’s quarterly dividend.

o

Proven Leadership Team. Sandstorm is a growth-focused gold streaming and royalty company with a diversified portfolio of assets. Sandstorm’s proven high-caliber management team has extensive experience in evaluating and acquiring high quality assets with low production costs and significant exploration potential.

•	Most Favourable Outcome from the Strategic Review Process for the Company and its Stakeholders – Through the review of the Company’s strategic alternatives, it was concluded that the Arrangement is in the best interest of the Company, its shareholders and its various stakeholders. As part of the process led by the Company’s Special Committee, potentially interested parties were made aware of the process, various potential purchasers were contacted directly, and the duration of the process provided enough time for any interested party to appropriately assess the opportunity. The value derived from the Arrangement is more favourable than what could have been realized through pursuing other alternatives reasonably available to the Company, including a continuation of the status quo and pursuing a transformational business combination transaction, either through a merger of equals or a sale of the Company. The Special Committee concluded that the Arrangement represents the most favourable outcome and highest actionable proposal from the review of the strategic alternatives by taking into consideration several variables and considerations which include, but are not limited to: (i) the limited number of potential acquirers or merger of equal candidates, (ii) the dominant market positioning of the pro forma entity compared to other mid-tier royalty and streaming companies, (iii) the continued opportunity to participate in value creating growth initiatives led by the pro forma entity, (iv) significantly enhanced trading liquidity both compared to Nomad’s current trading liquidity as well as compared to other mid-tier royalty and streaming peers, (v) immediate premium to Nomad Shareholders, and (vi) well diversified proforma portfolio, with no single asset representing more than 15% of total net asset value.

•	Compelling Value to Shareholders – The consideration of 1.21 Sandstorm Shares for each Nomad Share implies a consideration of approximately C$11.57 per Nomad Share and represents a premium of 21% to the closing price of the Nomad Shares on the TSX on April 29, 2022, the last trading day before the announcement of the Arrangement, and a premium of 34% based on the 20-day volume weighted average trading prices on the TSX for the period ending April 29, 2022. Taking into account the associated risks and several other factors, the Special Committee and the Nomad Board concluded that the Consideration represented compelling value for Nomad Shareholders compared to other alternatives, including the status quo. Furthermore, the Exchange Ratio is appropriate in a strategic transaction of this type.

•	Full Participation of Nomad Shareholders in the Combined Company and Growth Projects – The Consideration to Nomad Shareholders pursuant to the Arrangement is 100%-share based to preserve cash resources to fund growth and permit all shareholders to remain fully invested. Upon completion of the Arrangement, it is expected (based on the shares of the Company and Sandstorm issued and issuable as of May 1, 2022) that the Exchange Ratio will result in Company shareholders owning approximately 28%of the outstanding shares of the Combined Company on a fully diluted basis (but excluding the impact of the Additional Sandstorm Transactions) and 27% taking into account the impact of the Additional Sandstorm Transactions (with BaseCore shareholders owning approximately 5% of the Combined Company if the BaseCore Transaction successfully closes), providing the Nomad Shareholders with the opportunity to participate in the opportunities associated with the Combined Company assets and properties, and in the future growth of the Combined Company, including the Additional Sandstorm Transactions, if they successfully close.

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•	Participation in the Diversified Portfolio of Sandstorm – The Arrangement will provide the Nomad Shareholders with a widened exposure to a diversified and high-quality international portfolio of royalties and streams.

•	Potential Upside with Sandstorm Shares – The fact that the Consideration is paid entirely in Sandstorm Shares provides upside opportunity by offering Nomad Shareholders the ability to participate in the potential long-term value that could be created by Sandstorm, as well as sharing in the expected synergies resulting from the combination of the two companies.

•	Increased Market Capitalization and Liquidity – The Nomad Shareholders will have the opportunity to participate in the Combined Company that is expected to have an increased market capitalization and that is anticipated to receive greater market attention than the Company currently receives, resulting in greater liquidity over time. No shareholder of the Combined Company will own, at Closing, more than 17.8% of the outstanding voting shares of the Combined Company taking into account the Nomad Shares issuable under the Nomad DRIP (16.9% taking into account the impact of the Additional Sandstorm Transactions if they successfully close).

•	Fairness Opinions — The Nomad Board received from NBF and the Special Committee received from each of NBF and Cormark, an opinion to the effect that, as at May 1, 2022, the Consideration to be received by Nomad Shareholders under the Arrangement is fair, from a financial point of view, to such holders, in each case subject to the respective limitations, qualifications, assumptions, and other matters to be set forth in such opinion.

•	Terms of the Arrangement Agreement are Reasonable in the Circumstances — The terms of the Arrangement Agreement are reasonable in the circumstances and appropriate in a strategic transaction of this type, including for the following reasons:

o

Reasonable Termination Fee for the Company. The termination fee of US$20.6 million (representing approximately 3.5% of the equity value of the Company as of April 29, 2022) that the Company is obligated to pay to Sandstorm in certain circumstances is reasonable in the circumstances.

o

Non-Solicitation Covenants and Covenants regarding the Conduct of Business. The respective covenants not to solicit any acquisition proposal concerning the Company or Sandstorm and the undertaking of Sandstorm and the Company to continue to operate, until the Effective Time, their respective businesses only in the ordinary course of business consistent with past practices, except, in the case of Sandstorm, as required to complete the Additional Sandstorm Transactions as disclosed to the Company.

o

Ordinary Course Dividend. The ability of the Company to continue to declare regular quarterly dividends in the ordinary course of business until the Effective Date, not exceeding C$0.05 per share per quarter, in accordance with the terms and conditions of the Arrangement Agreement.

o

Sandstorm Termination Fee. Sandstorm is obligated to pay to the Company a termination fee of US$23.6 million (representing approximately 1.5% of the equity value of Sandstorm as of April 29, 2022) in the case of a failure to obtain the approval of Sandstorm Shareholders following a Sandstorm Change of Recommendation.

o

Reimbursement of Expenses. Sandstorm is obligated to reimburse to the Company all reasonable out-of-pocket costs and expenses (including legal and other advisor and filing fees) incurred by the Company, up to a maximum of US$2 million, in the event the Arrangement Agreement is terminated by Sandstorm or the Company following a failure by Sandstorm to obtain shareholder approval and where the Sandstorm Termination Fee would not be payable by Sandstorm pursuant to the Arrangement Agreement.

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•	Reasonable Likelihood of Completion — Sandstorm has demonstrated strong commitment to the Arrangement, which is indicative of the ability and desire of Sandstorm to complete the transactions contemplated by the Arrangement. In addition, the Arrangement is not subject to any due diligence condition or financing condition and the Special Committee and the Nomad Board believe that there are limited closing conditions that are outside of the control of the Company and, as such, there is a reasonable likelihood of completion. The obligations of Sandstorm to complete the Arrangement are subject to a limited number of customary conditions which the Special Committee and the Nomad Board believe are reasonable in the circumstances. While the completion of the Arrangement is subject to various conditions, including certain approvals, such conditions and approvals are likely to be satisfied on a timely basis. Furthermore, the Arrangement is not conditional on closing of the Additional Sandstorm Transactions.

•	Shareholder Support – The Company’s controlling shareholders, the Orion Entities, which collectively hold approximately 64.5% of the Company’s issued and outstanding shares as at May 1, 2022, entered into the Orion Voting Agreements with Sandstorm pursuant to which they have irrevocably agreed to vote the shares over which they own or exercise voting control in favour of the Arrangement, subject to the termination provisions contained therein. In addition, all directors and executive officers of the Company, which collectively hold approximately 5% of the Company’s issued and outstanding shares, on a fully diluted basis, entered into the Nomad D&O Voting Agreements with Sandstorm pursuant to which they will vote the Nomad Shares they own or over which they exercise voting control in favour of the Arrangement Resolution.

•	Stakeholders Analysis – The terms of the Arrangement Agreement treat the stakeholders of the Company fairly, while preserving value for the shareholders, considering that a combination of the Company and Sandstorm is expected to give the Company new avenues for growth to create a stronger Combined Company. Furthermore, the underlying nature of the Company’s business and the longer-term perspective of Sandstorm, considering its financial and strategic resources, are well-suited to preserving the interests of the Company’s stakeholders, including creditors, employees and the communities in which the Company operates.

In making their respective unanimous determinations and recommendation, the Special Committee and the Nomad Board also observed that a number of procedural safeguards were and are present to permit the Special Committee to represent effectively the interests of the Company, Nomad Shareholders and the Company’s other stakeholders, including, among others:

•	Arm’s-Length Negotiations – The negotiation process was conducted under the oversight of the Special Committee, which was comprised solely of directors who are independent of the Company and who have no financial interest in the Arrangement that is different from that of the Nomad Shareholders. The Arrangement Agreement is the result of extensive arm’s-length negotiations between the Company and Sandstorm with oversight and participation of the Special Committee and the Company’s financial and legal advisors. The Special Committee took an active and independent role in directing strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to the Company with respect to the negotiations involving the Arrangement. Through the Special Committee’s involvement, the Company was able to secure favourable terms for Nomad Shareholders, including an increase of the Consideration payable to Nomad Shareholders over the Initial Sandstorm Proposal and a structure that is more favorable to shareholders from a tax point of view.

•	Financial and Legal Advisors – The Special Committee was supported by the Company’s external financial advisors and legal advisors throughout its strategic review and its oversight of and participation in the negotiation process.

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•	Independent Fairness Opinion – Pursuant to its engagement by the Special Committee on April 25, 2022, Cormark provided an independent fairness opinion to the Special Committee, which determined that, as at May 1, 2022, based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders.

•	Required Shareholders Approval – The Arrangement will become effective only if it is approved by an affirmative vote of at least (i) 66⅔% of the votes cast by Nomad Shareholders present virtually or represented by proxy at the meeting; and (ii) a simple majority of the votes cast by Nomad Shareholders other than the Excluded Nomad Shareholders.

•	Court and Regulatory Approval – The Arrangement will become effective only if it is approved by the Court, after considering the procedural and substantive fairness of the Arrangement, and if all Regulatory Approvals are obtained prior to closing of the Arrangement.

•	Availability of Dissent Rights – Registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if validly exercised and ultimately successful, receive the fair value of their Nomad Shares.

For further detail regarding the Combined Company, see “Information relating to the Combined Company”. See also “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Cormark Fairness Opinion”, as well as the NBF Fairness Opinion and Cormark Fairness Opinion attached as Appendix F and Appendix G to this Circular, “The Arrangement – Orion Voting Agreement” and “Rights of Dissenting Shareholders”.

The Special Committee and the Nomad Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those described below. The Special Committee and the Nomad Board believed that, overall, the anticipated benefits of the Arrangement to Nomad outweighed these risks and potentially negative factors. Readers are also cautioned to risks described under the heading “Risks relating to the Arrangement and the Combined Company”.

•	Uncertainty as to the Additional Sandstorm Transactions – The fact that any or all of the Additional Sandstorm Transactions may not be completed on their proposed terms or at all may pose a certain level of uncertainty and complexity around the process, as well as require extensive factual and financial disclosure with regards to each potential scenario, depending on the timing of the Arrangement and the outcome of the Additional Sandstorm Transactions, in order to allow Nomad Shareholders to make an informed decision.

•	Timing of the Arrangement – The Arrangement occurs at a time where the Company is in a growth stage and still has valuable non-operated assets that could, if Nomad secures sufficient financing for certain funding requirements scheduled in the near future, yield additional value in the future, which could potentially result in an offer even more compelling to Nomad Shareholders.

•	Limited Ability of the Company to accept a Superior Proposal – The limitations contained in the Arrangement Agreement on the Company’s ability to solicit alternative transactions from third parties as well as the fact that the Company will have to submit the Arrangement Resolution to the vote of its shareholders even in the event of a Change of Recommendation following its determination to have received a Superior Proposal.

•	Restrictions on the Conduct of Company’s Business – The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business and operations during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

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•	Fixed Exchange Ratio will not be Adjusted Based on Market Fluctuations – The Sandstorm Shares to be issued as Consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of the Nomad Shares or the Sandstorm Shares.

•	Risks and Challenges of the Arrangement – The Arrangement implies various potential risks and challenges, including:

o

Costs of the Arrangement. The substantial costs to be incurred in connection with the Arrangement, including those that could be incurred regardless of whether the Arrangement is consummated, taking into account that the anticipated cost savings of the Arrangement may not be achieved.

o

Diversion of Management’s Attention. The diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with current and prospective employees, tenants, suppliers and partners).

o

Combination Challenges. The challenge of combining the businesses of the Company and Sandstorm and the costs associated thereto, as well as the diversion of management’s attention from other strategic priorities to implement integration efforts and the possibility that Sandstorm’s financial performance may not meet the Company’s expectations.

o

Termination of the Arrangement. The ability of the Sandstorm Board, in certain circumstances, to terminate the Arrangement Agreement or make a Sandstorm Change of Recommendation that Sandstorm Shareholders approve the issuance of Sandstorm Shares in connection with the Arrangement.

o

Third-Party and Regulatory Approvals. The potential risk of not obtaining certain Regulatory Approvals and consents from third parties required to complete the Arrangement, including from the Court, the Nomad Shareholders or the Sandstorm Shareholders or any other third party whose consent is required.

•	Interests of Directors and Management in the Arrangement – Under the Arrangement Agreement, the Company’s directors and certain of its executive officers may receive benefits that differ from, or be in addition to, the interests of Nomad Shareholders generally. See “The Arrangement – Interests of Certain Parties in the Arrangement”.

•	Irrevocable Orion Voting Agreements – The Company’s controlling shareholders, the Orion Entities, which collectively hold approximately 64.5% of the Company’s issued and outstanding shares as at May 1, 2022, have irrevocably agreed, pursuant to the Orion Voting Agreements, to vote in favour of the Arrangement, which limits the Company’s ability to pursue any Superior Proposal.

•	Registration Rights of the Combined Company’s Shares – Pursuant to the Plan of Arrangement, former Nomad Shareholders that are Electing Affiliates may elect to enter into a Registration Rights Agreement with the Combined Company, under which they shall have certain rights to require Sandstorm, subject to the limitations of the Registration Rights Agreement, to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Electing Affiliate under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws. See “The Arrangement – Registration Rights Agreement”.

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The foregoing summary of the information and factors considered by the Special Committee and the Nomad Board is not intended to be exhaustive, but includes the material information and factors considered by the Special Committee and the Nomad Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s and the Nomad Board’s evaluation of the Arrangement, the Special Committee and the Nomad Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The respective unanimous determinations and recommendations of the Special Committee and the Nomad Board were made after consideration of all of the above-noted and other factors and in light of their knowledge of the business, financial condition and prospects of Nomad and was based upon the advice of the Special Committee’s and the Nomad Board’s advisors. In addition, individual members of the Special Committee and the Nomad Board may have assigned different weights to different factors.

NBF Fairness Opinion

NBF was retained by the Special Committee on March 30, 2022 to act as financial advisor to the Special Committee and to provide Nomad with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Nomad Shareholders under the Arrangement. NBF delivered its opinion to the Special Committee and the Nomad Board to the effect that, as of May 1, 2022, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in the NBF Fairness Opinion, the Consideration to be received by the Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Nomad Shareholders. A copy of the NBF Fairness Opinion is attached as Appendix F.

In considering the fairness of the Consideration under the Arrangement, from a financial point of view, to the Nomad Shareholders, NBF performed certain analyses on each of the Nomad Shares and Sandstorm Shares, respectively, with such analyses based on the methodologies and assumptions that NBF considered appropriate in the circumstances for the purposes of arriving at the NBF Fairness Opinion. NBF principally considered and relied upon the following approaches: (i) a discounted cash flow analysis to derive the net asset value for both Nomad and Sandstorm; (ii) a comparison of the selected financial multiples of selected comparable companies whose securities are publicly traded, to the multiples implied by the trading value of Nomad Shares and Sandstorm Shares; and (iii) a comparison of the selected financial multiples, to the extent publicly available, of selected precedent transactions to the multiples implied by the implied consideration under the Arrangement. Additionally, NBF reviewed and considered other factors and analyses as they considered appropriate, including the extent and results of the auction process executed to solicit competing proposals for the divestiture of Nomad, take-out premiums paid in precedent transactions, the 52-week trading range and volume weighted average trading prices of Nomad Shares and Sandstorm Shares, and equity research analysts’ target prices of Nomad Shares and Sandstorm Shares.

NBF is not an “associated” or “affiliated” entity or an “issuer insider” (as such terms are used in MI 61-101) of Nomad, Sandstorm, or any of their respective associates or affiliates, nor is it a financial advisor to Sandstorm in connection with the Arrangement. NBF acted as a syndicate member in connection with Nomad’s C$42.5 million public offering of Nomad Shares, which closed in January 2022.

The NBF Fairness Opinion does not constitute a recommendation to Nomad Shareholders as to whether to vote in favour of the Arrangement Resolution. The Nomad Board urges Nomad Shareholders to read the NBF Fairness Opinion carefully in its entirety.

The full text of the NBF Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by NBF, is reproduced as Appendix F to this Circular. This summary of the NBF Fairness Opinion is qualified in its entirety by reference to the full text of the NBF Fairness Opinion. Pursuant to the terms of the engagement agreement with NBF, Nomad is obligated to pay a flat fee for the NBF Fairness Opinion, plus a transaction-based fee upon Closing of the Arrangement. No part of the fees payable for the delivery of the NBF Fairness Opinion are contingent on the opinion being favourable or upon the success of the Arrangement. Nomad has agreed to reimburse the expenses of NBF and to indemnify NBF in respect of certain liabilities that may be incurred by NBF in connection with the provision of its services.

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Cormark Fairness Opinion

Cormark was retained by the Special Committee on April 25, 2022 to provide the Special Committee with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Nomad Shareholders under the Arrangement. Cormark delivered its opinion to the Special Committee to the effect that, as of May 1, 2022, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in the Cormark Fairness Opinion, the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to Nomad Shareholders.

In considering the fairness of the Consideration under the Arrangement, from a financial point of view, to the Nomad Shareholders, Cormark performed certain analyses on each of the Nomad Shares and the Sandstorm Shares, respectively, with such analyses based on the methodologies and assumptions that Cormark considered appropriate in the circumstances for the purposes of arriving at the Cormark Fairness Opinion. Cormark principally considered the following principal methodologies:

i.

a net asset value analysis for both Nomad and Sandstorm by calculating the estimated present value of the unlevered, after-tax free cash flows that Nomad and Sandstorm have forecasted to generate over the remaining mine lives of their respective relevant assets;

ii.

a precedent transactions analysis whereby Cormark reviewed the purchase prices and transaction multiples paid in selected precedent transactions that Cormark, based on its experience in the mining industry, considered relevant;

iii.	a comparable companies analysis whereby Cormark reviewed public market trading statistics for select publicly listed royalty and steaming precious metals companies that Cormark considered relevant.

The full text of the Cormark Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Cormark, is reproduced as Appendix G to this Circular. This summary of the Cormark Fairness Opinion is qualified in its entirety by reference to the full text of the Cormark Fairness Opinion. The Cormark Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to the Company or the Nomad Shareholders. The Cormark Fairness Opinion is addressed to the Special Committee for its exclusive use only in considering the Arrangement. The Cormark Fairness Opinion may not be relied upon by any other Person. The Cormark Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to the Company nor has Cormark been requested to identify, solicit, consider or develop any potential alternatives to the Arrangement.

Pursuant to the terms of the engagement agreement with Cormark, the Company is obligated to pay a flat fee and no portion of the fees payable to Cormark for its services is contingent on the amount of Consideration offered under the Arrangement or the conclusions of the Cormark Fairness Opinion. Nomad has also agreed to reimburse the expenses of Cormark and to indemnify Cormark in respect of certain liabilities that may be incurred by Cormark in connection with the provision of its services.

Neither Cormark, nor any of its affiliates or associates, is an insider, associate or affiliate (as such terms are used in MI 61-101) of the Company, Sandstorm, or any of their respective associates or affiliates (the “Interested Parties”).

Cormark has not been engaged to provide financial advisory services to any of the Interested Parties nor has it participated in any financing involving any of the Interested Parties within the past 24-month period other than: (i) acting as financial advisor to the Company in connection with the Arrangement; (ii) acting as lead agent in connection with the Company’s US$50.0 million at-the-market equity program, launched in June 2021; (iii) acting as a syndicate member in connection with Nomad’s C$42.5 million public offering of Nomad Shares, which closed in January 2022; and (iv) acting as co-lead underwriter and joint bookrunner in a secondary offering of Nomad Shares by Yamana (which was an insider of Nomad at the relevant time), in connection with which Cormark was retained and compensated by Yamana.

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There are no understandings, agreements or commitments between Cormark and any Interested Party with respect to any future business dealings. However, Cormark may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for an Interested Party.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Nomad or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Nomad, or other Interested Parties.

The Cormark Fairness Opinion does not constitute a recommendation to Nomad Shareholders as to whether to vote in favour of the Arrangement Resolution. The Nomad Board urges Nomad Shareholders to read the Cormark Fairness Opinion carefully in its entirety.

Arrangement Steps

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular.

If the Arrangement Resolution is approved at the Meeting, the Sandstorm Shareholder Resolution is approved at the Sandstorm Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which will be 12:01 a.m. (Eastern time), on the Effective Date, which is expected to occur in August 2022. Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any person, except as otherwise expressly provided herein:

(a)

each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect;

(b)

each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to Nomad (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to the Plan of Arrangement and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect;

(c)

each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Nomad in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to the Plan of Arrangement, and each Nomad DSU shall immediately be cancelled;

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(d)

immediately prior to the exchange set forth in paragraph (e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Nomad (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and Nomad shall thereupon be obligated to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by Nomad for such Dissent Share as set out in the Plan of Arrangement out of reserves established by Nomad therefore; and

	(ii)	such Dissenting Shareholder’s names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad;

(e)

each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Sandstorm (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)

each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with the Plan of Arrangement;

	(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of Nomad; and

(iii)

Sandstorm shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of Nomad shall be, and shall be deemed to be, revised accordingly;

(f)

each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested Replacement Option to purchase from Sandstorm such number of Sandstorm Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Sandstorm Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Stock Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Sandstorm Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option;

(g)

Sandstorm shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Nomad (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Sandstorm; and

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(h)

each Electing Affiliate and Sandstorm shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

The exchanges and cancellations provided for above in paragraphs (a) through (h) will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. For more information on the Nomad Warrants, see the section “ Nomad Warrants” below.

If completed, the Arrangement will result in the issuance, at the Effective Time, of 1.21 Sandstorm Shares for each Nomad Share held by former Nomad Shareholders (excluding Dissenting Shareholders) at the Effective Time.

Based on the number of Sandstorm securities and Nomad securities issued and outstanding on July 8, 2022 and taking into account the Nomad Shares issuable under the Nomad DRIP, Sandstorm expects to issue, or reserve for issuance, an estimated 82,619,407 Sandstorm Shares in connection with the Arrangement, representing approximately 43% of the aggregate number of Sandstorm Shares issued and outstanding as at that date (or 40% after giving effect to the Additional Sandstorm Transactions). This is comprised of (i) an estimated 77,591,206 Sandstorm Shares to be issued to Nomad Shareholders (including 3,212,680 Nomad Shares issuable under the Nomad DRIP but excluding Dissenting Shareholders) as Consideration under the Arrangement, and (ii) an estimated 2,018,150 Sandstorm Shares issuable upon the exercise of Replacement Options to be issued to Nomad Option holders in exchange for their Nomad Options pursuant to the Arrangement and 3,010,051 Sandstorm Shares issuable upon the exercise of appropriately adjusted Nomad Warrants. The exact number of Sandstorm Shares that will ultimately be issued will be dependent upon the number of issued and outstanding Nomad Shares on the Effective Date, which may change due to the exercise or vesting of Incentive Securities and Nomad Warrants, rounding in respect of fractional share entitlements, and adjustments to the Consideration in respect of certain distributions in accordance with the Arrangement Agreement.

Following Closing, former Nomad Shareholders (excluding Dissenting Shareholders) are anticipated to own approximately 29% of the Combined Company (or 27% taking into account the impact of the Additional Sandstorm Transactions if they successfully close) and existing Sandstorm Shareholders are anticipated to own approximately 71% of the Combined Company (or 68% taking into account the impact of the Additional Sandstorm Transactions if they successfully close), on a non-diluted basis, based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022 and taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date. Following Closing, the Orion Entities, Nomad’s principal shareholders, will beneficially own or exercise control or direction over approximately 17.8% of the outstanding voting shares of the Combined Company taking into account the Nomad Shares issuable under the Nomad DRIP (16.9% taking into account the impact of the Additional Sandstorm Transactions if they successfully close). See “Information Concerning the Combined Company — Description of Share Capital”.

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Nomad Warrants

The Nomad Warrants will remain outstanding and be adjusted in accordance with their terms and are not being exchanged under the Plan of Arrangement.

In accordance with the terms of each of the Nomad Warrants and of the Plan of Arrangement, each holder of a Nomad Warrant shall be entitled to receive upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. For more details on treatment of the Nomad Warrants in the Plan of Arrangement, see “The Arrangement– Arrangement Steps”. The full text of the Plan of Arrangement is attached as Appendix C to this Circular.

Each Nomad Warrant outstanding entitles the holder to receive, upon exercise of one (1) Nomad Warrant, one tenth (0.1) of a Nomad Share. In accordance with the terms of each of the Nomad Warrants, no fractional shares may be issued upon exercise of a Warrant. As such, following the Effective Date and pursuant to the terms of each of the Nomad Warrants and the Plan of Arrangement, upon exercise of ten (10) of the Nomad Warrants referred to in the table below and payment of the aggregate exercise price of such Warrants indicated in the table below, the holder of such Nomad Warrants will be entitled to receive the consideration referred to in the table below:

Warrants	Aggregate Exercise Price of ten (10) Nomad Warrants	Consideration
July 2020 Warrants	C$17.50	1.21 Sandstorm Shares
November 2020 Warrants	C$17.10	1.21 Sandstorm Shares
May 2021 Warrants	US$10.85	1.21 Sandstorm Shares

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act does not apply to and is not available for the issuance of any Sandstorm Shares that are issuable upon exercise of Nomad Warrants. Therefore, Sandstorm Shares issuable upon the exercise of the Nomad Warrants may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any. See “Regulatory Matters - U.S. Securities Laws Matters – Overview of Certain U.S. Federal Securities Laws”.

Nomad has also applied to de-list the November 2020 Warrants from trading on the TSX as soon as reasonably practicable following the Effective Date. See “Regulatory Matters – Stock Exchange Approvals”.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Nomad Shareholder Approval must be obtained;

•	the Sandstorm Shareholder Approval must be obtained;

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•	the Court must grant the Final Order approving the Arrangement;

•	the Regulatory Approvals must be obtained;

•	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

•	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director.

Nomad Shareholder Approval

The Nomad Board UNANIMOUSLY recommends that Nomad Shareholders vote IN FAVOUR of the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders present virtually or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, after excluding the votes cast by the Excluded Nomad Shareholders. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Nomad Board, without further notice to or approval of the Nomad Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Arrangement Resolution is not approved by the Nomad Shareholders, the Arrangement cannot be completed. See Appendix B for the full text of the Arrangement Resolution.

Sandstorm Shareholder Approval

Pursuant to Section 611(c) of the TSX Company Manual, the Sandstorm Shareholder Resolution must be approved by at least a majority of the votes cast (50% plus one vote) by Sandstorm Shareholders present in person or represented by proxy at the Sandstorm Meeting. Notwithstanding the foregoing, the Sandstorm Shareholder Resolution authorizes the Sandstorm Board, without further notice to or approval of the Sandstorm Shareholders, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Sandstorm Shareholder Resolution is not approved by the Sandstorm Shareholders, the Arrangement cannot be completed.

Orion Voting Agreements

The following description of certain provisions of the Orion Voting Agreements is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Orion Voting Agreements, copies of which are available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Under the Orion Voting Agreements, each of the Orion Entities has irrevocably agreed, among other things, subject to the terms and conditions of the Orion Voting Agreements and except with the prior written consent of Sandstorm:

(a)

to irrevocably vote or cause to be irrevocably voted any Nomad Shares that it owns, or has the power to control or direct, in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b)

to vote or cause to be voted its Nomad Shares against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)

to revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Orion Voting Agreements;

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(d)

subject to the exercise of any Company directors’ fiduciary duties, not to, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and not to permit any such person to (i) make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal, (ii) participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Sandstorm and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal; (iii) agree to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; or (iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal;

(e)

subject to the exercise of any Company directors’ fiduciary duties, to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Sandstorm) conducted by the Orion Entities or, if applicable, any of its officers, directors, employees, representatives or agents, with respect to any potential Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(f)

not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Nomad Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Nomad Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Nomad Shares, other than pursuant to the Orion Voting Agreements, provided that following completion of the Meeting, the Orion Entities may Transfer all or any portion of their respective Nomad Shares, in whole or in part, and in one or multiple transactions, and upon the Transfer of its Nomad Shares the provisions of the Orion Voting Agreements shall no longer apply to their Nomad Shares and the Orion Entities will no longer be bound by any of the provisions of the Orion Voting Agreements with respect to their Nomad Shares;

(g)

subject to the exercise of any Nomad directors’ fiduciary duties, not to take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(h)

to cooperate with Nomad and Sandstorm to successfully complete the Arrangement and the Orion Voting Agreements and to oppose any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement; and

(i)

provided that Sandstorm is not in breach of the Orion Voting Agreements or the Arrangement Agreement, irrevocably waive any right of appraisal or rights of dissent or any other rights or remedies, as applicable, with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement that the Orion Entities may have.

If a director or officer of any of the Orion Entities is also a director of Nomad, such individual will be entitled to exercise his or her fiduciary duties in his or her capacity as a director of Nomad, and nothing in the Orion Voting Agreements prohibits such individual from exercising his or her duties as a director of Nomad, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of Nomad. The exercise of such fiduciary duties by such individual will not in any way diminish the Orion Entities’ obligations under the Orion Voting Agreements.

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The Orion Voting Agreements further provide that if Sandstorm concludes that it is necessary or desirable to proceed with a form of transaction other than the Plan of Arrangement pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby Sandstorm and/or its affiliates would effectively acquire all of the Orion Entities’ Nomad Shares on economic terms and other terms and conditions having consequences to the Orion Entities that, in their opinion acting reasonably, are equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Orion Entities shall support the completion of the Alternative Transaction in the same manner as the Orion Voting Agreements provide with respect to the Arrangement.

The Orion Voting Agreements may be terminated (i) upon the mutual written agreement of Sandstorm and the Orion Entities; (ii) by Sandstorm if: (A) any of the representations and warranties of the Orion Entities in the Orion Voting Agreements are not true and correct in all material respects; or (B) the Orion Entities have not complied with their covenants to Sandstorm; (iii) by Sandstorm or the Orion Entities if the Arrangement Agreement is terminated in accordance with its terms; (iv) by the Orion Entities, if Sandstorm, without the prior written consent of the Orion Entities, varies the terms of the Arrangement Agreement or the Plan of Arrangement; (v) by the Orion Entities if the Arrangement is not completed by the date that is 150 days from May 1, 2022; or (vi) by Sandstorm or the Orion Entities, if Sandstorm makes a Sandstorm Change of Recommendation.

As of the date of the Arrangement Agreement, Orion held or exercised control or direction over approximately 64.5% of the issued and outstanding Nomad Shares.

Nomad D&O Voting Agreements

The following description of certain provisions of the Nomad D&O Voting Agreements is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Nomad D&O Voting Agreements, copies of which are available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Under the Nomad D&O Voting Agreements, each Supporting Nomad Shareholder has agreed in favour of Sandstorm, among other things, subject to and except as permitted under the terms of the Nomad D&O Voting Agreements:

(a)

to vote or cause to be voted any Nomad Shares that he or she owns, or has the power to control or direct (including any Nomad Shares issued upon the conversion, exercise or vesting, as applicable, of Nomad Options, Nomad RSUs, Nomad PSUs or Nomad DSUs or otherwise acquired by the Supporting Nomad Shareholder), in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b)

to vote or cause to be voted his or her Nomad Shares against, any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)

to revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Nomad D&O Voting Agreements;

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(d)

subject to the exercise of any Nomad directors’ fiduciary duties, not to, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and not permit any such person to, (i) make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal, (ii) participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Sandstorm and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal; (iii) remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iv) withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Arrangement; or (v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal;

(e)

subject to the exercise of any Nomad directors’ fiduciary duties, to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Sandstorm) conducted by the Supporting Nomad Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents, with respect to any potential Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(f)

not to, directly or indirectly, (i) Transfer, or enter into any agreement, option or other arrangement with respect to the Transfer of, any of his or her Nomad Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of his or her Nomad Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his or her Nomad Shares, other than pursuant to the Nomad D&O Voting Agreements;

(g)

subject to the exercise of any Nomad directors’ fiduciary duties, not to take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(h)

to cooperate with Nomad and Sandstorm to successfully complete the Arrangement and the Nomad D&O Voting Agreements and to oppose any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement; and

(i)

not to exercise any rights of appraisal or rights of dissent or any other rights or remedies, as applicable, with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement that the Nomad director or Nomad Executive may have.

The Nomad Voting Agreements may be terminated (i) at any time upon the mutual written agreement of Sandstorm and the Supporting Nomad Shareholder; (ii) by a party to the Nomad Voting Agreements if: (A) any of the representations and warranties of the other party in the Nomad Voting Agreements are not true and correct in all material respects; or (B) the other party has not complied with its covenants contained in the Nomad Voting Agreements in all material respects; (iii) by the Supporting Nomad Shareholder if the terms of the Arrangement Agreement are amended in any manner to provide for less consideration than is provided for as of May 1, 2022; or (iv) automatically on the earlier of (Y) the termination of the Arrangement Agreement in accordance with its terms and (Z) the Effective Time.

The Supporting Nomad Shareholder shall be entitled to exercise his or her fiduciary duties in his or her capacity as a director of Nomad. Nothing in the Nomad Voting Agreements prohibits such individual from exercising his or her duties as a director of Nomad, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of Nomad.

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As of July 8, 2022, the Supporting Nomad Shareholders and their related parties or joint actors collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,496,284 Nomad Shares, 1,385,818 Nomad Options, 218,630 Nomad RSUs, 123,045 Nomad PSUs and 236,980 Nomad DSUs, representing approximately 2.4% of the outstanding Nomad Shares on a non-diluted basis and approximately 5.5% of the outstanding Nomad Shares on a partially-diluted basis, assuming the exercise or vesting of their Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs.

Sandstorm D&O Voting Agreements

The following description of certain provisions of the Sandstorm D&O Voting Agreements is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Sandstorm D&O Voting Agreements, copies of which are available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Under the Sandstorm D&O Voting Agreements, all of the Supporting Sandstorm Shareholders agreed in favour of Nomad, among other things, subject to the terms and conditions of the applicable Sandstorm D&O Voting Agreement:

(a)

to vote or cause to be voted any Sandstorm Shares that he or she owns, or has the power to control or direct (including any Sandstorm Shares issued upon the conversion, exercise or vesting, as applicable, of Sandstorm Options, and Sandstorm RSRs, or otherwise acquired by the Supporting Sandstorm Shareholders), in favour of the approval of the Sandstorm Shareholder Resolution and any other matter necessary for the consummation of the Arrangement;

(b)

to vote or cause to be voted his or her Nomad Shares against, any Sandstorm Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)

to revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in the Sandstorm D&O Voting Agreements;

(d)

subject to the exercise of any Sandstorm directors’ fiduciary duties, not to, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and not permit any such person to make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Sandstorm Acquisition Proposal or that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal;

(e)

subject to the exercise of any Sandstorm directors’ fiduciary duties, to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person (other than Sandstorm) conducted by the Supporting Sandstorm Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents, with respect to any potential Sandstorm Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal;

(f)

not to, directly or indirectly, (i) transfer, or enter into any agreement, option or other arrangement with respect to the Transfer of, any of his or her Sandstorm Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of his or her Sandstorm Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his or her Sandstorm Shares, other than pursuant to the Sandstorm D&O Voting Agreements;

(g)

subject to the exercise of any Sandstorm directors’ fiduciary duties, not to take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement; and

(h)

to cooperate with Nomad and Sandstorm to successfully complete the Arrangement and the Sandstorm D&O Voting Agreements and to oppose any Sandstorm Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement.

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The Sandstorm D&O Voting Agreements may be terminated (i) at any time upon the mutual written agreement of Sandstorm and the Supporting Sandstorm Shareholder; (ii) by a party to the Sandstorm D&O Voting Agreements if: (A) any of the representations and warranties of the other party in the Sandstorm D&O Voting Agreements are not true and correct in all material respects; or (B) the other party has not complied with its covenants contained in the Sandstorm D&O Voting Agreements in all material respects; or (iii) automatically on the earlier of (Y) the termination of the Arrangement Agreement in accordance with its terms and (Z) the Effective Time.

If the Supporting Sandstorm Shareholder, or any of its directors or officers, is also a director of Sandstorm, such individual shall be entitled to exercise his or her fiduciary duties in his or her capacity as a director of Sandstorm. Nothing in the Sandstorm D&O Voting Agreements prohibits such individual from exercising his or her duties as a director of Sandstorm, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of Sandstorm.

The Arrangement requires the approval of Sandstorm Shareholders by the affirmative vote of at least a majority of the votes cast on the Sandstorm Shareholder Resolution at the Sandstorm Meeting. As of July 8, 2022, the Supporting Sandstorm Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,002,678 Sandstorm Shares, 8,560,999 Sandstorm Options and 969,049 Sandstorm RSRs, representing approximately 1.5% of the outstanding Sandstorm Shares on a non-diluted basis and approximately 6.1% of the outstanding Sandstorm Shares on a partially-diluted basis, assuming the exercise or vesting of their Sandstorm Options and Sandstorm RSRs.

Registration Rights Agreement

The following is a summary of certain terms of the Registration Rights Agreement and is subject to, and qualified in its entirety by, the full text Registration Rights Agreement. The Registration Rights Agreement is attached to this Circular as Appendix H. Nomad Shareholders are urged to read the Registration Rights Agreement in its entirety.

Pursuant to the Plan of Arrangement, each Electing Affiliate and Sandstorm will be deemed to be and will be bound by a Registration Rights Agreement and each Registration Rights Agreement will become effective in accordance with its terms without the need for any further act or formality.

A Registered Shareholder that believes it satisfies the definition of “Electing Affiliate” can make an election on the Letter of Transmittal to receive further information from Sandstorm. In order to make a valid election, a Letter of Transmittal indicating such election must be completed and received by the Depositary at least two (2) Business Days prior to the Effective Time. Such individuals will be contacted by a representative of Sandstorm for further information, including obtaining evidence satisfactory that the conditions have been satisfied. Any Beneficial Shareholders who believes they satisfy the definition of an “Electing Affiliate” should contact their broker or Sandstorm as soon as possible at the details below, and in any event, at least two (2) Business Days prior to the Effective Time.

If you believe you are an Electing Affiliate and require any additional information, please contact Christine Gregory, Corporate Secretary of Sandstorm by email at cgregory@camelliaconsulting.ca, by mail at Suite 1400-400 Burrard Street, Vancouver, BC, V6C 3A6 or by phone at (604) 628-1107.

The Registration Rights Agreement will, upon its execution and delivery, provide an Electing Affiliate (and its permitted transferee, if applicable) with the right (the “Demand Registration Right”) to require Sandstorm to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Electing Affiliate under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws, and take such other steps as may be necessary to facilitate the Distribution of all or any portion of the Registrable Securities held by such Electing Affiliate (a “Demand Registration”), by giving written notice of such Demand Registration to Sandstorm. Under no circumstances shall Sandstorm be obligated to effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by all Electing Affiliates.

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Upon exercise of a Demand Registration right as set forth above, Sandstorm shall, subject to the limitations of the Registration Rights Agreement and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable (i) prepare and file a Registration Statement relating to such Demand Registration and cause such Registration Statement to become effective under the U.S. Securities Act as soon as practicable thereafter, and, if necessary in connection therewith, (ii) prepare and file a Canadian Prospectus under applicable Canadian Securities Laws and, if applicable, secure the issuance of a receipt for a Canadian Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution of all or any portion (as may be reduced pursuant to Registration Rights Agreement) of the Registrable Securities of the Electing Affiliate requested to be included in such Demand Registration, together with any Sandstorm Shares to be offered and sold by Sandstorm in such Demand Registration. Sandstorm and the Electing Affiliate shall cooperate in a timely manner in connection with any such Demand Registration and the procedures set forth in the Registration Rights Agreement apply to such Distribution.

Sandstorm will not be obliged to effect a Demand Registration:

(a)

in any particular calendar year after having complied with two Demand Registration requests in the aggregate from an Electing Affiliate, or if within the preceding 180 days a Demand Registration was effected;

(b)

in the event the Sandstorm Board reasonably determines in its good faith judgment that compliance with the Demand Registration, after giving effect to Sandstorm’s participation in such Demand Registration as contemplated under the Registration Rights Agreement would not be beneficial, or be detrimental, to Sandstorm for a Valid Business Reason; or

(c)

if the anticipated gross aggregate offering price of the Registrable Securities to be registered or qualified in connection with such Demand Registration, including the value of any Registrable Securities which may be included in the Distribution, is less than $50,000,000.

During the term of the Registration Rights Agreement, Electing Affiliates shall have the right to require Sandstorm at any time and from time to time to file a shelf Registration Statement with the SEC pursuant to the multijurisdictional disclosure system established by the United States and Canada (the “MJDS”) or Rule 415 under the U.S. Securities Act (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 – Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registrable Securities held by the Electing Affiliate(s) (a “Shelf Registration”), by giving notice pursuant to the terms of the Registration Rights Agreement.

Upon exercise of a Shelf Registration right as set forth above, Sandstorm shall, use reasonable best efforts to as expeditiously as practicable prepare and file a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a Canadian Base Shelf Prospectus relating to such Shelf Registration. The Registration Rights Agreement does not provide for any “piggy-back” registration rights for Electing Affiliates.

The Registration Rights Agreement includes provisions providing for each of Sandstorm and the Electing Affiliates to indemnify and hold harmless each other against all losses, claims, actions, damages, liabilities and expenses arising out of or based upon the applicable party’s inclusion of a misrepresentation or omission in disclosure furnished by such party for inclusion in the Registration Statement related to a Distribution, for breaches of Canadian Securities Laws or U.S. Securities Laws and for other losses or claims caused by such party. Other than underwriters’ fees applicable to the sale of an Electing Affiliate’s Registrable Securities and, subject to certain exceptions, all expenses incurred in connection with a Demand Registration or Shelf Registration shall be borne by Sandstorm.

These rights are available to the Electing Affiliates for a term beginning on the date of the Effective Date and ceasing on the earlier of the date an Electing Affiliate and its affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Sandstorm Shares, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm.

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Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, Nomad obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix E. A copy of the Notice of Presentation of the Application for Final Order is attached hereto as Appendix D.

Subject to the approval of the Arrangement Resolution by Nomad Shareholders at the Meeting and the approval of the Sandstorm Shareholder Resolution by Sandstorm Shareholders at the Sandstorm Meeting, the hearing in respect of the Final Order is scheduled to take place on August 12, 2022, or as soon thereafter as is reasonably practicable. At the hearing in respect of the Final Order, the Court will consider, among other things, the substantive and procedural fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit and subject to the terms of the Arrangement Agreement. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Sandstorm Shares and Replacement Options to be issued pursuant to the Arrangement.

Participation in the hearing on the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Any Nomad Shareholder or other Person who wishes to participate, to appear, to be represented, and to present evidence or arguments at the hearing, must serve and file a notice of appearance (a “Notice of Appearance”) and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix E and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the new date.

Assuming the Final Order is granted, the Regulatory Approvals are obtained and the other conditions to Closing contained in the Arrangement Agreement are satisfied or waived, then the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Although Nomad’s and Sandstorm’s objective is to have the Effective Date occur as soon as possible after the Meeting and the Sandstorm Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required approvals or clearances. Nomad or Sandstorm may determine not to complete the Arrangement without prior notice to or action on the part of Nomad Shareholders or Sandstorm Shareholders. See ”The Arrangement Agreement —Termination”.

Procedure to Receive Sandstorm Shares

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, Sandstorm will deliver or arrange to be delivered to the Depositary sufficient Sandstorm Shares to satisfy the aggregate Consideration to be paid to Nomad Shareholders (other than Dissenting Shareholders), in each case in accordance with the provisions of Section 4.1 and 4.3 of the Plan of Arrangement.

Pursuant to the Arrangement, each Nomad Shareholder (other than a Dissenting Shareholder) will be entitled to receive the Consideration for its Nomad Shares, subject to the rounding and other provisions described under “The Arrangement – Procedure to Receive Sandstorm Shares – No Fractional Shares”.

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Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each Registered Shareholder as of the Record Date. Each Registered Shareholder must return a properly completed and signed Letter of Transmittal to the Depositary in order to receive the Sandstorm Shares to which such Nomad Shareholder is entitled pursuant to the Arrangement. If the Nomad Shares are certificated, the Registered Shareholder must also forward the Nomad Share certificates with the Letter of Transmittal. For uncertificated Nomad Shares held through the direct registration system, Registered Shareholders are only required to complete and deliver the Letter of Transmittal, along with copies of the applicable DRS Advices.

It is recommended that Nomad Shareholders complete, sign and return the Letter of Transmittal, with accompanying Nomad Share certificate(s) and/or copies of any DRS Advice(s) as applicable, and such other documents and instruments as the Depositary may reasonably require to the Depositary as soon as possible. All deposits of Nomad Shares made under a Letter of Transmittal are irrevocable. The Letter of Transmittal is also available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any use of the mail to transmit a certificate and/or DRS Advice for Nomad Shares and a related Letter of Transmittal is at the risk of the Nomad Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not Nomad Shareholders forward the certificate(s) representing their Nomad Shares and/or copies of any DRS Advice(s) as applicable, upon completion of the Arrangement on the Effective Date, Nomad Shareholders will cease to be Nomad Shareholders as of the Effective Time and will only be entitled to receive that number of Sandstorm Shares to which they are entitled under the Arrangement or, in the case of Nomad Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Nomad Shares in accordance with the dissent procedures. See ”Rights of Dissenting Shareholders”.

The instructions for exchanging certificates and/or DRS Advices representing Nomad Shares and depositing such share certificates and/or DRS Advices with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal also provides instructions with regard to lost certificates. See section entitled “Lost Certificates” below.

Nomad Shareholders

Upon receipt by the Depositary of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require (including the certificate(s) representing their Nomad Shares and/or copies of any DRS Advice(s) as applicable which immediately prior to the Effective Time represented outstanding Nomad Shares that were transferred pursuant to the Plan of Arrangement), the Nomad Shareholder who submitted the Letter of Transmittal will be entitled to receive in exchange therefor, and the Depositary will deliver to such Nomad Shareholder, the Consideration, which such Nomad Shareholder has the right to receive under the Arrangement for such Nomad Shares, less any amounts withheld pursuant to the Plan of Arrangement, and any certificate or DRS Advice so surrendered will forthwith be cancelled.

No Fractional Shares

In no event shall any holder of Nomad Shares be entitled to a fractional Sandstorm Share. Where the aggregate number of Sandstorm Shares to be issued to a Nomad Shareholder as Consideration under the Arrangement would result in a fraction of a Sandstorm Share being issuable, the number of Sandstorm Shares to be received by such Nomad Shareholder shall be rounded down to the nearest whole Sandstorm Share.

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Return of Nomad Shares

If the Arrangement is not completed, any deposited Nomad Shares will be returned to the depositing Nomad Shareholder at Nomad’s expense upon written notice to the Depositary from Nomad, by returning the deposited Nomad Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Nomad Shareholder in the letter of transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Transfer Agent.

Mail Service Interruption

Notwithstanding the provisions of this Circular, the Letter of Transmittal, the Arrangement Agreement or the Plan of Arrangement, certificates or DRS Advices representing the Consideration and certificates or DRS Advices representing Nomad Shares to be returned, if applicable, will not be mailed if Sandstorm determines that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Sandstorm has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Nomad Shares were deposited.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Nomad Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Sandstorm and the Depositary (each acting reasonably) in such sum as Sandstorm may direct, or otherwise indemnify Sandstorm and Nomad in a manner satisfactory Sandstorm and Nomad, each acting reasonably, against any claim that may be made against Sandstorm and Nomad with respect to the certificate alleged to have been lost, stolen or destroyed.

Extinction of Rights after Six Years

Until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented Nomad Shares that were transferred pursuant to the Plan of Arrangement, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to Sandstorm or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Nomad Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Sandstorm and will be cancelled. Neither Nomad nor Sandstorm, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Nomad or Sandstorm or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

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Withholding Rights

Sandstorm, Nomad and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any Person under the Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders, holders of Nomad PSUs, Nomad RSUs or Nomad DSUs) such amounts as Sandstorm, Nomad or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For these purposes, all such withheld amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person as is necessary to provide sufficient funds to enable the Company, which non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person and sold at such person’s direction by Sandstorm or the Depositary, as the case may be, to comply with all deduction or withholding requirements applicable to it. The non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person and sold at such person’s direction by Nomad, Sandstorm or the Depositary. Nomad, Sandstorm or the Depository shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale.

Right to Dissent

Under the Interim Order, Registered Shareholders as of the Record Date are entitled to exercise Dissent Rights but only if they follow the procedures specified in the CBCA, as modified by Article 5 of the Plan of Arrangement, the Interim Order and the Final Order. See “Rights of Dissenting Shareholders”.

Beneficial Shareholders

Beneficial Shareholders are Nomad Shareholders whose Nomad Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS). Beneficial Shareholders should contact their Intermediary for instructions and assistance in delivery of the share certificate(s) representing their Nomad Shares.

Interests of Certain Parties in the Arrangement

In considering the recommendation of the Nomad Board with respect to the Arrangement, Nomad Shareholders should be aware that certain members of the Nomad Board and of Nomad’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions as described below. The Nomad Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Recommendation of the Nomad Board” and “The Arrangement – Recommendation of the Nomad Board”.

Termination and Change of Control Benefits

Nomad has entered into employment agreements with Vincent Metcalfe, CEO; Elif Lévesque, CFO and Corporate Secretary; Joseph de la Plante, CIO; Annie Dutil, Vice President and Corporate Controller; and Vincent Cardin-Tremblay, Vice President, Geology (the “Executive Employment Agreements”).

The Executive Employment Agreements include double-trigger change of control provisions which require that (i) a change of control has occurred, as defined in the Executive Employment Agreements, and (ii) the executive’s employment with Nomad is terminated either by Nomad, except for a “serious reason”, within 12 or 24 months of a change of control, or by the executive at his or her sole discretion within 12 months of a change of control (a “double trigger”). The completion of the Arrangement constitutes a change of control as defined in the Executive Employment Agreements and pursuant to the Arrangement Agreement, Nomad has agreed to cause all officers of Nomad and its subsidiaries to provide resignations and releases of all claims against Nomad or to terminate such officers effective as at the Effective Time, which constitutes a termination by Nomad and therefore, a double trigger.

Severance entitlements under the Executive Employment Agreements generally include one-time lump-sum cash payments in an amount equal to the aggregate of: (i) 12 or 24 months of the executive’s base salary; and (ii) the value of the target performance bonus, long-term incentives and benefits to which the executive was entitled to during the 12 or 24 months which preceded the executive’s resignation following the change of control.

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The following table presents the amounts payable in case of termination without cause following a change of control as per the provisions of the Executive Employment Agreements, calculated as of the Record Date:

Name and Position	Change of Control Payments (C$)
Vincent Metcalfe, Chair of the Nomad Board, Director and CEO	$2,600,252(1)
Elif Lévesque, CFO and Corporate Secretary	$2,601,665(1)
Joseph de la Plante, Director and CIO	$2,602,525(1)
Vincent Cardin-Tremblay, Vice President, Geology	$879,906(2)
Annie Dutil, Vice President and Corporate Controller	$659,187(2)

(1)

Amount equal to the aggregate of 24 months of base salary or US$225,000 whichever is greater, and cash value of bonuses, long-term incentives and benefits over a period of 24 months. This amount includes the 2022 bonuses earned by the officer as of the Record Date.

(2)

Amount equal to the aggregate of 12 months of base salary, targeted annual bonus and long-term bonus calculated on base salary, and cash value of benefits over a period of 12 months. This amount includes the 2022 bonuses earned by the officer as of the Record Date.

If the individuals that are parties to the Executive Employment Agreements are terminated by Nomad (except for a “serious reason”), the lump-sum payments due under the Executive Employment Agreements, excluding amounts payable as a result of the acceleration of vesting of Nomad RSUs or Nomad PSUs held by such individuals, would have an aggregate value of approximately C$9.3 million, calculated as of the Record Date, representing approximately 1.23% of the Arrangement’s equity value.

An additional amount of approximately C$6.5 million, as calculated as of the Record Date, in payments would be made to officers and directors of Nomad in settlement of Nomad DSUs, Nomad PSUs and Nomad RSUs, the vesting of which is being accelerated in accordance with the Plan of Arrangement. The following table presents the amount payable to each officers and directors of Nomad in settlement of Nomad DSUs, Nomad PSUs and Nomad RSUs determined based on the Consideration calculated with the closing price of the Nomad Shares and Sandstorm Shares on the TSX as of the Record Date.

Name	Position	Payment for the Nomad RSUs (C$)	Payment for the Nomad PSUs (C$)	Payment for the Nomad DSUs (C$)
Vincent Metcalfe	Chair of the Nomad Board, Director and CEO	$626,216	$382,633	-
Elif Lévesque	CFO and Corporate Secretary	$787,189	$382,633	-
Joseph de la Plante	Director and CIO	$626,216	$382,633	-
Vincent Cardin-Tremblay	Vice President, Geology	$395,321	$252,511	-
Annie Dutil	Vice President and Corporate Controller	$260,674	$206,313	-
Gerardo Fernandez-Tobar	Director	-	-	$236,959
Matthew Gollat	Director	-	-	$430,818
Susan Kudzman	Director	-	-	$417,477
Jamie Porter	Director	-	-	$414,958
Robin Leslie Weisman	Lead Director	-	-	$435,389
Istvan Zollei	Director	-	-	$275,208

Refer to the section set out below under “Ownership of Incentive Securities” for treatment of Nomad DSUs, Nomad PSUs and Nomad RSUs.

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Ownership of Incentive Securities

The Nomad Shares and Incentive Securities held by the directors and executive officers of Nomad are listed under “Information Concerning Nomad – Information Respecting Directors and Officers” in Appendix I to this Circular. All such Shares, Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs held by the directors and executive officers of Nomad will be treated in the same fashion under the Arrangement as those held by any other holder.

In connection with the Arrangement and subject to the completion thereof and as contemplated in the Arrangement Agreement and the Plan of Arrangement, all Nomad RSUs, Nomad PSUs and Nomad DSUs, whether vested or unvested, will vest and be settled immediately prior to the Effective Time.

In accordance with the Plan of Arrangement, holders of Nomad RSUs, Nomad PSUs and/or Nomad DSUs will receive a cash payment equal to the value of the Consideration payable for the Nomad Shares that would have been issued pursuant to the vesting of such Nomad RSUs, Nomad PSUs and/or Nomad DSUs immediately prior to the Effective Time, less any applicable withholding taxes.

In accordance with the Plan of Arrangement, holders of Nomad Options outstanding immediately prior to the Effective Time, whether vested or unvested, will receive a fully vested Replacement Option to purchase such number of Sandstorm Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Sandstorm Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option.

Please refer to the full text of the Plan of Arrangement, attached as Appendix C to this Circular.

Insurance and Indemnification of Directors and Officers

Prior to the Effective Time, Nomad may purchase prepaid non-cancellable “tail” directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such “tail” off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Nomad and its subsidiaries.

Pursuant to the Arrangement Agreement, Sandstorm has agreed that all rights to indemnification now existing in favour of present and former directors and officers of Nomad as provided by contracts or agreements to Nomad is a party and in effect as of the date of the Arrangement Agreement, that are fully and completely disclosed to Sandstorm and copies of which have been provided to Sandstorm prior to the date of the Arrangement Agreement, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Nomad and any successor to Nomad shall continue to honour such rights of indemnification and indemnify the such individuals pursuant thereto, with respect to actions or omissions of such individuals occurring prior to the Effective Time, for six years following the Effective Date.

Expenses of the Arrangement

The estimated costs to be incurred by Nomad with respect to the Arrangement and related matters including, without limitation, proxy solicitation, accounting, financial advisory and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange filing fees are expected to aggregate approximately C$7.6 million.

Pursuant to the Arrangement Agreement, all costs and expenses of the Parties incurred in connection with the Arrangement are to be paid by the Party incurring such expenses, except as otherwise provided in the Arrangement Agreement. See “The Arrangement Agreement - Termination - Expense Reimbursement”.

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INFORMATION CONCERNING THE PARTIES TO THE ARRANGEMENT

Information relating to Nomad

The Company is governed by the CBCA, after having previously been continued from the BCBCA on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) and was converted from a non-personal liability company to a limited company on July 22, 1969, and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, the Company changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.

On December 20, 2019, the Company completed its continuance under the CBCA, and on May 25, 2020, the Company changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the reverse takeover transaction completed by the Company on May 27, 2020. On May 31, 2021, the Company filed Articles of Amendment to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every ten pre-consolidated existing common shares previously issued and outstanding.

Nomad is a gold and silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which eight are on currently producing mines.

The head office and registered office of the Company is located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, Canada.

For further information regarding Nomad, see Appendix I attached to this Circular, “Information Concerning Nomad”.

Information relating to Sandstorm

Sandstorm was incorporated under the BCBCA on March 23, 2007. Sandstorm changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

Concurrently with entering into the Arrangement Agreement, Sandstorm entered into the BaseCore Agreement in connection with the BaseCore Transaction and the Amended LOI in connection with the Spin-off Transaction, which transactions could have an impact on the Combined Company. Neither the Arrangement nor the BaseCore Transaction is conditional on completion of the other and neither the Arrangement nor the Spin-off Transaction is conditional on completion of the other. The Spin-off Transaction insofar as it relates to the Antamina NPI is conditional upon closing of the BaseCore Transaction by Sandstorm.

Sandstorm’s head, registered, and records offices are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

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This section of the Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

Information relating to the Combined Company

This section of the Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Statements”.

Upon completion of the Arrangement, Sandstorm will directly own all of the outstanding Nomad Shares and Nomad will be a wholly-owned subsidiary of Sandstorm. Following completion of the Arrangement, existing Sandstorm Shareholders and former Nomad Shareholders are expected to own approximately 71% and 29% of the issued and outstanding Sandstorm Shares, respectively, (or 68% and 27% assuming the completion of the BaseCore Transaction, and the existing shareholders of BaseCore will own approximately 5% of the Combined Company), in each case based on the number of securities of Nomad and Sandstorm issued and outstanding as of July 8, 2022 and taking into account the Nomad Shares issuable under the Nomad DRIP.

Upon completion of the Arrangement and assuming completion of the BaseCore Transaction and the Spin-off Transaction, the Combined Company’s material mineral properties for the purposes of NI 43-101 will be Sandstorm’s remaining stream or royalty interests in the Hod Maden Project and the Antamina mine.

Impact of the Additional Sandstorm Transactions

As a result of the Additional Sandstorm Transactions that Sandstorm is currently contemplating, and depending on the timing and the consummation of the Additional Sandstorm Transactions, there could be four different outcomes for the Combined Company at the time the Arrangement is completed:

Outcome 1	Completion of the Arrangement only, if none of the Additional Sandstorm Transactions are completed.

Outcome 2

Completion of the Arrangement and both Additional Sandstorm Transactions, which would also include the transfer of certain assets acquired as part of the BaseCore Transaction into the spin-off entity pursuant to the Spin-off Transaction.

Outcome 3	Completion of the Arrangement and the BaseCore Transaction only, without the Spin-off Transaction, which means that all of the BaseCore Royalty Package would remain within the Combined Company.

Outcome 4	Completion of the Arrangement and the Spin-off Transaction only, without the BaseCore Transaction.

If the Arrangement and the Additional Sandstorm Transactions close, the Combined Company will have a portfolio of 260 streams and royalties, of which 39 of the underlying assets will be cash-flowing.

Details of the Additional Sandstorm Transactions and the potential outcomes as well as their financial impact on the Combined Company are provided in Appendix K to this Circular, “Information Concerning the Combined Company”, Appendix L to this Circular, “Unaudited Pro Forma Consolidated Financial Statements of Sandstorm”, and Appendix M “BaseCore Financial Statements”.

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THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by Nomad under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) and to the Plan of Arrangement (attached to this Circular as Appendix C). Nomad Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

In reviewing the Arrangement Agreement and this summary, please note that this summary has been included to provide Nomad Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Nomad, Sandstorm or any of their subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Nomad Shareholders or other investors or are qualified by reference to a Material Adverse Effect, or, in the case of Nomad, by the Nomad Disclosure Letter or, in the case of Sandstorm, by the Sandstorm Disclosure Letter.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since May 1, 2022 and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular. Capitalized terms not herein defined shall have the meaning ascribed to them in the Arrangement Agreement.

Representations and Warranties

The representations and warranties relate to, among other things, organization and qualification; authority relative to the Arrangement Agreement; required approvals; no violation of any applicable Laws, constating documents or certain agreements; capitalization; absence of shareholder and similar agreements; reporting issuer status and Securities Laws matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; sanctions; litigation; insolvency; operational matters; royalty, stream and other interests; technical disclosure matters; First Nations claims; non-governmental organizations and community groups; Taxes; Contracts employment matters; health and safety matters; pension and employee benefits; employment withholdings; intellectual property; environmental matters; insurance; books and records; non-arm’s length transactions; fairness opinions; data room information; arrangements with securityholders; collateral benefits; restrictions on business activities; funds available; and ownership of shares of the other Party.

The Arrangement Agreement also contains certain representations and warranties made solely by Nomad with respect to subsidiaries; permits; work programs; derivative transactions; expropriation; acceleration of benefits; employee matters; financial advisors or brokers; Special Committee and Nomad Board approval; confidentiality agreements; indemnification agreements; employment, severance and change of control agreements and full disclosure; and certain representations and warranties made solely by Sandstorm with respect to the Consideration Shares; the BaseCore Transaction; and the Spin-off Transaction.

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Covenants

Nomad and Sandstorm have agreed to certain covenants that will be in force between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Nomad Shareholder Approval

The Arrangement Agreement requires Nomad to use commercially reasonable efforts to hold the Meeting on the same date as and prior to the Sandstorm Meeting, which will in no event be later than August 12, 2022.

In general, Nomad is not permitted to adjourn the Meeting except as required by Law. However, if Nomad provides Sandstorm with notice of a Superior Proposal (as further discussed under “Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals” – “Nomad Non-Solicitation, Board Recommendation and Acquisition Proposals” below) less than seven Business Days prior to the Meeting, Nomad may, and upon the request of Sandstorm, Nomad will, adjourn or postpone the Meeting to a date that is not more than seven Business Days after the scheduled date of the Meeting, provided, however, that the Meeting will not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Efforts to Obtain Required Sandstorm Shareholder Approval

The Arrangement Agreement requires Sandstorm to use commercially reasonable efforts to schedule the Sandstorm Meeting on the same date as and following the Meeting, which will in no event be later than August 12, 2022. In general, Sandstorm is not permitted to adjourn the Sandstorm Meeting except as required by Law.

Conduct of Business

Each of Sandstorm and Nomad has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law, or unless the other Party consents in writing, and, in the case of Nomad, except as set out in the Nomad Disclosure Letter or the Nomad Budget, to (a) conduct its and its respective subsidiaries’ businesses only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws (and in the case of Nomad, the Nomad Budget), and comply, in the case of Nomad, with the terms of the Nomad Material Contracts, and in the case of Sandstorm, with the terms of the Purchaser Material Contracts, and (b) use commercially reasonable efforts to maintain and preserve intact its and its respective subsidiaries’ business organizations, assets, properties, rights, permits, goodwill and business relationships and to keep available the services of their respective officers, employees and consultants as a group, it being acknowledged that, in the case of Sandstorm, all actions taken by Sandstorm in connection with the BaseCore Transaction, the Spin-off Transaction and any transaction disclosed in the Sandstorm Disclosure Letter will be regarded as being in the ordinary course of business of Sandstorm, provided that the foregoing transactions are effected in all material respects in accordance with the terms and conditions described in the Sandstorm Disclosure Letter. In addition, each of Sandstorm and Nomad has agreed to notify the other Party of (i) any “material change” (as defined in the Securities Act) in relation to it or its subsidiaries; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) any breach of the Arrangement Agreement by it; or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty inaccurate such that certain conditions in Arrangement Agreement would not be satisfied.

Without limiting the generality of the foregoing, Nomad has undertaken not to, and to cause its subsidiaries not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a)	alter or amend its articles, by-laws or other constating documents or those of its subsidiaries;

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(b)	split, divide, consolidate, combine or reclassify the Nomad Shares or any other securities of Nomad or its subsidiaries;

(c)

other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to do any of the foregoing with respect to any Nomad Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Nomad Shares or other equity or voting interests or other securities or any shares of its subsidiaries;

(d)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Nomad Shares or other securities or securities convertible into or exchangeable or exercisable for Nomad Shares or any such other securities or any shares or other securities of its subsidiaries;

(e)	amend the terms of any securities of Nomad or its subsidiaries;

(f)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Nomad or its subsidiaries;

(g)	reorganize, amalgamate or merge Nomad with any other person, or cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(h)	reduce the stated capital of the shares of Nomad or its subsidiaries;

(i)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(j)	other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(k)	enter into, modify or terminate any Contract with respect to any of (a) — (j) above;

(l)	sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Nomad or its subsidiaries;

(m)

acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(n)

incur any capital expenditures, enter into any agreement obligating Nomad or its subsidiaries to provide for future capital expenditures, or incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, including not making any expenditures or other financial commitments in excess of US$1 million individually or US$5 million in the aggregate;

(o)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Nomad Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

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(p)

engage in any new business, enterprise or other activity that is inconsistent with its existing businesses, as currently carried on, or (as disclosed in Nomad’s public disclosure record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(q)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Nomad’s financial risk management policy;

(r)	expend or commit to expend any amounts with respect to expenses for any Nomad asset;

(s)	authorize, or enter into or modify any Contract to do any of (l) — (r) above;

(t)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Nomad;

(u)

other than as specified in the Arrangement Agreement, enter into any Contract that would be a Nomad Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Nomad Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(v)	enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(w)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement;

(x)

other than as specified in the Arrangement Agreement, (i) grant to any officer, director, employee or consultant of Nomad or its subsidiaries an increase in compensation in any form; (ii) grant any general salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of Nomad or its subsidiaries; (iii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing; (iv) enter into or modify any employment or consulting agreement with any officer or director of Nomad or its subsidiaries; (v) terminate the employment or consulting arrangement of any senior management employees, except for cause; (vi) increase any benefits payable under its current severance or termination pay policies; (vii) increase the coverage, contributions, funding requirements or benefits available under any employee plan or create any new plan which would be considered to be an employee plan once created; (viii) make any material determination under any employee plan that is not in the ordinary course of business; (ix) adopt or amend or make any contribution to or any award under any of the Nomad Equity Compensation Plans, any performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Nomad or its subsidiaries; (x) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of the Nomad Equity Compensation Plans; or (xi) establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(y)	make any loan to any officer, director, employee or consultant of Nomad or its subsidiaries;

(z)

make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its permits or take any action or fail to take any action which would result in the material loss, expiration, or surrender or loss of material benefit under any material permit;

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(aa)

settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(bb)	other than as specified in the Arrangement Agreement, commence any litigation;

(cc)

enter into or renew any Contract: (i) containing (a) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ ability to engage in any type of activity or business, (b) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ manner and locality of business conduct, or (c) limitations or restrictions on its or its subsidiaries’, or following the completion of the Arrangement, Sandstorm’s or its affiliates’ solicitation of customers or employees, or (ii) that would reasonably be expected to significantly impede or materially delay the completion of the Arrangement;

(dd)

other than as specified in the Arrangement Agreement, (i) change its tax accounting methods, principles or practices, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other proceeding relating to Taxes, (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment; or

(ee)

take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Nomad in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made.

In addition, Nomad is required to use its commercially reasonable efforts to: (i) retain its and its subsidiaries’ existing employees and consultants and promptly provide written notice to Sandstorm of the resignation or termination of any of its key employees or consultants; and (ii) cause the current insurance policies maintained by it and its subsidiaries not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless comparable replacement insurance policies are in full force and effect, and provided, however, that except as specified in the Arrangement Agreement, Nomad will not obtain or renew any insurance policy for a term exceeding 12 months. Nomad is further required to (i) subject to compliance with applicable Laws, cooperate and keep informed Sandstorm to allow Sandstorm to monitor Nomad’s activities relating to Nomad’s royalty and stream interests and provide Sandstorm with a reasonable opportunity to access and discuss material information or other technical information with respect to Nomad’s royalty and stream interests or the underlying mineral properties; and (ii) timely file all Tax Returns required and withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes being contested in good faith.

Sandstorm has undertaken not to, and to cause its subsidiaries not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a)	alter or amend its articles, by-laws or other constating documents or those of its subsidiaries;

(b)	split, divide, consolidate, combine or reclassify the Sandstorm Shares or any other securities of Sandstorm or its subsidiaries;

(c)

other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to do any of the foregoing with respect to any Sandstorm Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Sandstorm Shares or other equity or voting interests or other securities or any shares of its subsidiaries;

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(d)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Sandstorm Shares or other securities or securities convertible into or exchangeable or exercisable for Sandstorm Shares or any such other securities or any shares or other securities of its subsidiaries;

(e)	amend the terms of any securities of Sandstorm or its subsidiaries;

(f)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Sandstorm or its subsidiaries;

(g)	reorganize, amalgamate or merge Sandstorm with any other person, or cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(h)	reduce the stated capital of the shares of Sandstorm or its subsidiaries;

(i)	other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(j)	enter into, modify or terminate any Contract with respect to any of (a) — (i) above;

(k)

other than as specified in the Sandstorm Disclosure Letter, sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Sandstorm or its subsidiaries;

(l)

other than as specified in the Sandstorm Disclosure Letter, acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(m)

other than as specified in the Sandstorm Disclosure Letter, incur any capital expenditures, enter into any agreement obligating Sandstorm or its subsidiaries to provide for future capital expenditures or incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(n)

other than as specified in the Sandstorm Disclosure Letter, pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Sandstorm Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(o)

other than as specified in the Sandstorm Disclosure Letter, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

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(p)

other than as specified in the Sandstorm Disclosure Letter, engage in any new business, enterprise or other activity that is inconsistent with its existing businesses as currently carried on, or (as disclosed in Sandstorm’s public disclosure record) planned or proposed to be carried on prior to the date of the Arrangement Agreement;

(q)

other than as specified in the Sandstorm Disclosure Letter and the Arrangement Agreement, enter into any Contract that would be a Purchaser Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Purchaser Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(r)	other than as specified in the Sandstorm Disclosure Letter, make any loan to any officer, director, employee or consultant of Sandstorm or its subsidiaries;

(s)	authorize, or enter into or modify any Contract to do any of (k) — (r) above;

(t)

make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its permits or take any action or fail to take any action which would result in the material loss, expiration or surrender or loss of material benefit under any material permit;

(u)

except in the ordinary course of business, terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Sandstorm or enter into any Contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement;

(v)

other than as specified in the Arrangement Agreement, (i) change its tax accounting methods, principles or practices, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(w)	enter into or renew any Contract that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; or

(x)

take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Sandstorm in the Arrangement Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made.

In addition, Sandstorm is required to use its commercially reasonable efforts to cause the current insurance policies maintained by it and its subsidiaries not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless comparable replacement policies are in full force in effect. Sandstorm is further required to timely file all Tax Returns required and withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes being contested in good faith.

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Mutual Covenants

Each of Sandstorm and Nomad has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

(a)

use commercially reasonable efforts to complete the Arrangement, including by (i) obtaining Regulatory Approvals; (ii) effecting or causing to be effected all necessary registrations, filings and submission of information required by Governmental Authorities; (iii) opposing, lifting or rescinding any injunction or restraining order against it or other order, decrees, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) cooperating with the other Party in connection with the performance of its obligation under the Arrangement Agreement;

(b)

use commercially reasonable efforts not to take any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)

promptly notify the other Party of: (i) any communication from any person alleging the consent of such person (or another person) is or may be required in connection with the Arrangement; (ii) any communication from any Governmental Authority in connection with the Arrangement; and (iii) any litigation threatened or commenced against or otherwise affect such Party or any of its subsidiaries that is related to the Arrangement; and

(d)

use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

Regulatory Approvals

Each of Sandstorm and Nomad has agreed to use its commercially reasonable efforts to obtain the Regulatory Approvals at the earliest possible date, respond promptly to any request for additional information or documentary materials made by any Governmental Authority in connection with the Regulatory Approvals, and make such further filings as may be necessary, proper or advisable in connection therewith.

The Parties have agreed to cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable pertaining to the Regulatory Approvals in connection with the completion of the transactions contemplated in the Arrangement Agreement. Sandstorm and Nomad have agreed to furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain the Regulatory Approvals.

Each of Sandstorm and Nomad has agreed to use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority, to permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining the Regulatory Approvals and to keep the other Party informed of the status of discussions relating to obtaining the Regulatory Approvals.

Employment Matters

Nomad has agreed that, prior to the Effective Time, it will cause, and will cause its subsidiaries to cause all directors and officers of Nomad and its subsidiaries to provide resignations and releases of all claims against Nomad or will terminate such officers effective as at the Effective Time. Sandstorm has agreed to cause Nomad, its subsidiaries and any successor to Nomad to honour and comply with the terms of all of the severance payment obligations of Nomad or its subsidiaries under the existing employment, consulting, change of control and severance agreements of Nomad or its subsidiaries, in exchange for the execution of full and final releases of Nomad and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of Nomad and in form and substance satisfactory to Sandstorm, acting reasonably.

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Indemnification and Insurance

Nomad may purchase pre-paid non-cancellable “tail” directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such “tail” off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Nomad and its subsidiaries.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

(a)	cooperation between Sandstorm and Nomad in connection with public announcements communications to Nomad Shareholders or Sandstorm Shareholders, as applicable;

(b)	cooperation between Sandstorm and Nomad in the preparation and filing of this Circular and the Sandstorm Circular;

(c)

the use of commercially reasonable efforts by Nomad, and the cooperation from and use of commercially reasonable efforts by Sandstorm to assist Nomad, to obtain all necessary waivers, consents and approvals required to be obtained by Nomad from other third parties in order to complete the Arrangement;

(d)

other than as specified in the Arrangement Agreement, the use of commercially reasonable efforts by Nomad to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as Sandstorm may reasonably request prior to the Effective Date, provided that, in the event the Arrangement Agreement is terminated (other than by Sandstorm as a result of Nomad’s breach of its representations, warranties and covenants in the Arrangement Agreement), Sandstorm shall reimburse all out-of-pocket costs, fees and expenses incurred by Nomad and its subsidiaries as well as indemnify and hold harmless Nomad and its subsidiaries for any and all liabilities, losses, damages, claims, penalties, awards, judgments and Taxes suffered by Nomad and its subsidiaries in connection with such reorganizations;

(e)

the use of commercially reasonable efforts by Nomad to make certain amendments to an agreement as set out in the Nomad Disclosure Letter on terms which are satisfactory to Sandstorm, acting reasonably;

(f)

each of Sandstorm and Nomad, as promptly as reasonably practicable, notifying each other in writing of any Transaction Litigation and keeping each other informed on a reasonably prompt basis regarding any such Transaction Litigation;

(g)

the use of commercially reasonable efforts by each of Sandstorm and Nomad, upon reasonable consultation with each other, to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against or relating to it challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(h)

Nomad providing Sandstorm with notice of receipt of any communication from any Nomad Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Nomad Shareholder of Dissent Rights;

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(i)

the use of commercially reasonable efforts by Sandstorm to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Sandstorm of customary listing conditions of the TSX and the NYSE;

(j)	cooperation between Nomad and Sandstorm in taking all actions necessary to delist the Nomad Shares from the TSX, NYSE and FSE as promptly as practicable following the Effective Time;

(k)	the allotment and reservation by Sandstorm of a sufficient number of Sandstorm Shares to meet Sandstorm’s obligations under the Arrangement Agreement;

(l)

the use of commercially reasonable efforts by both Sandstorm and Nomad to ensure that the Consideration Shares and the Replacement Options issued pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder after consideration of the substantive and procedural fairness of the Arrangement and approval of the Arrangement by the Court;

(m)

Sandstorm carrying out the terms of the Interim Order and Final Order to the extent applicable and taking all necessary actions to give effect to the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(n)

the use of commercially reasonable efforts by Sandstorm to obtain, as soon as practicable following execution of the Arrangement Agreement, such financing (or commitments or agreements to provide such financing) that would be sufficient for Sandstorm to, immediately prior to, contemporaneously or concurrently with or, if permitted, following the completion of the Arrangement, (i) repay and discharge all of the indebtedness, obligations and liabilities of Nomad owing under the Nomad Credit Agreement, (ii) terminate the Nomad Credit Agreement and each of the Credit Documents (as defined in the Nomad Credit Agreement) and (iii) obtain releases and discharges of the security granted in connection with the Nomad Credit Agreement, it being understood that seeking to increase the credit facilities available to Sandstorm under its existing general corporate credit facilities will be deemed to be satisfying such commercially reasonable efforts, whether or not the lenders to such credit facilities agree to such increase; and

(o)

access by each Party to certain information about the other Party during the period prior to the Effective Time, including, in the case of Nomad, information about the Additional Sandstorm Transactions, and the Parties’ agreement to keep information exchanged confidential.

Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals

Nomad Non-Solicitation, Board Recommendation and Acquisition Proposals

Nomad has agreed, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated pursuant to its terms, not to, and to cause its subsidiaries and Representatives not to, directly or indirectly, including through any other person:

(a)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(b)

participate directly or indirectly in any discussions or negotiations with, furnish information to, or otherwise cooperate in any way with, any person (other than Sandstorm and its subsidiaries) regarding an Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(c)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of the Arrangement Agreement);

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(d)	make or propose publicly to make a Change of Recommendation;

(e)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(f)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Nomad Board of the transactions contemplated by the Arrangement Agreement.

Nomad has also agreed to, and to cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than Sandstorm, its subsidiaries and their respective Representatives) conducted prior to the date of the Arrangement Agreement by Nomad, its subsidiaries or their respective Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal.

Nomad has also agreed to immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Sandstorm and its Representatives) and to request and use its commercially reasonable efforts to require the return or destruction of all confidential information regarding Nomad or its subsidiaries previously provided in connection therewith to any Person (other than Sandstorm and its Representatives). In addition, Nomad must enforce all confidentiality, standstill, non-disclosure or similar agreement, restrictions of covenants to which it or its subsidiaries is party.

If at any time prior to the Meeting, Nomad receives a bona fide written Acquisition Proposal from any person that was not solicited by Nomad and that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and the Nomad Board determines in good faith, after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal would, if consummated in accordance with its terms, constitute a Superior Proposal and failure to take such action would violate the fiduciary duties of such directors under applicable Law, and subject to compliance with the non-solicitation provisions of the Arrangement Agreement, then Nomad and its Representatives may (a) furnish information to such person pursuant to an Acceptable Confidentiality Agreement provided that (i) Nomad provides a copy of such agreement to Sandstorm promptly upon its execution and (ii) Nomad contemporaneously provides to Sandstorm any non-public information concerning Nomad that is provided to such person which was not previously provided to Sandstorm or its Representatives, and (b) participate in any discussions or negotiations regarding such Acquisition Proposal.

Nomad must promptly (and, in any event, within 24 hours) notify Sandstorm of any Acquisition Proposal, any inquiry that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for non-public information relating to, or access to the properties, books or records of, Nomad in connection with an Acquisition Proposal. Nomad has also covenanted to keep Sandstorm promptly and fully informed of the status, developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

Except as expressly permitted by the Arrangement Agreement, neither the Nomad Board, nor any committee thereof will: (a) make a Change of Recommendation; (b) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (c) permit Nomad to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Nomad Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Acquisition Proposal; or (d) permit Nomad to accept or enter into any Contract requiring Nomad to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that Nomad completes the transactions contemplated by the Arrangement Agreement or any other transaction with Sandstorm or any of its affiliates.

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If at any time prior to the Meeting, Nomad receives a bona fide Acquisition Proposal that the Nomad Board has determined is a Superior Proposal, the Nomad Board, may, prior to the Meeting, make a Change of Recommendation, but only if:

(a)

Nomad has given written notice to Sandstorm (a “Superior Proposal Notice”) that it has received such Superior Proposal and that the Nomad Board has determined that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the Nomad Board intends to (A) make a Change of Recommendation promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the Person making such Superior Proposal, and, if applicable, a written notice from the Nomad Board regarding the value or range of values in financial terms that the Nomad Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(b)

a period of five full Business Days (the “Superior Proposal Notice Period”) will have elapsed from the later of (i) the date that Sandstorm received the Superior Proposal Notice, and (ii) the date on which Sandstorm received the summary of material terms and copies of any proposed Acquisition Agreement;

(c)

Nomad has not breached any of the non-solicitation provisions of the Arrangement Agreement in connection with the preparation of making such Acquisition Proposal and has complied with non-solicitation and right to match provisions of the Arrangement Agreement; and

(d)

if Sandstorm has proposed to amend the terms of the Arrangement in accordance with its right to match under the Arrangement Agreement, the Nomad Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Sandstorm and has provided Sandstorm with full details of the basis on which such determination was made.

Notwithstanding any Change of Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Nomad shall cause the Meeting to occur and the Arrangement Resolution to be put to the Nomad Shareholders thereat for consideration in accordance with the Arrangement Agreement, and Nomad shall not submit to a vote of Nomad Shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of the Arrangement Agreement.

During a Superior Proposal Notice Period, Sandstorm has the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal. If the Nomad Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Sandstorm, the Parties will amend the terms of the Arrangement Agreement and the Arrangement. If the Nomad Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Sandstorm’s offer to amend the Arrangement Agreement and the Arrangement, if any, Nomad may, subject to compliance with the other provisions of the Arrangement Agreement, make a Change of Recommendation. Each successive amendment to any Superior Proposal will constitute a new Superior Proposal for the purposes of the Arrangement Agreement, and Sandstorm will be afforded an additional Superior Proposal Notice Period in connection therewith.

The Nomad Board must reaffirm the Nomad Board Recommendation by news release promptly after (a) the Nomad Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (b) the Nomad Board makes the determination that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal.

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Nomad has also covenanted to not become a party to any Contract with any person subsequent to the date of the Arrangement Agreement that limits or prohibits Nomad from (a) providing or making available to Sandstorm and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in the non-solicitation covenants of the Arrangement Agreement or (b) providing Sandstorm and its affiliates and Representatives with any other information required to be given to it by Nomad under the non-solicitation covenants of the Arrangement Agreement.

Sandstorm Non-Solicitation, Board Recommendation and Acquisition Proposals

Sandstorm has agreed, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated pursuant to its terms, not to, and to cause its subsidiaries and Representatives not to, directly or indirectly, including through any other person, make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Sandstorm Acquisition Proposal or that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal.

Sandstorm has also agreed to, and to cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than Nomad, its subsidiaries and their respective Representatives) conducted prior to the date of the Arrangement Agreement by Sandstorm, its subsidiaries or their respective Representatives with respect to any Sandstorm Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Sandstorm Acquisition Proposal. In addition, Sandstorm has agreed to immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Nomad and its Representatives), and to request and use its commercially reasonable efforts to require the return or destruction of all confidential information regarding Sandstorm or its subsidiaries previously provided in connection therewith to any person (other than Nomad and its Representatives).

In addition, Sandstorm has agreed that it will not fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Nomad or fail to publicly reaffirm (without qualification) the Sandstorm Board Recommendation within three Business Days (and in any case prior to the Meeting) after having been requested in writing by Nomad to do so (acting reasonably). Notwithstanding the foregoing, if the Sandstorm Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Sandstorm Acquisition Proposal made after the date of the Arrangement Agreement is a Sandstorm Superior Proposal and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable Law to continue to recommend that Sandstorm Shareholders vote in favour of the Sandstorm Shareholder Resolution, then the Sandstorm Board may submit the Sandstorm Shareholder Resolution to the Sandstorm Shareholders without recommendation, or may change the Sandstorm Board Recommendation (a “Sandstorm Change of Recommendation”), in which event the Sandstorm Board may communicate the basis for its lack of recommendation or change in the Sandstorm Board Recommendation to the Sandstorm Shareholders in the Sandstorm Circular, an amendment or supplement thereto or in such other manner as permitted, and to the extent required, by law.

Notwithstanding any Sandstorm Change of Recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, Sandstorm will cause the Sandstorm Meeting to occur and the Sandstorm Shareholder Resolution to be put to the Sandstorm Shareholders thereat for consideration in accordance with the Arrangement Agreement.

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Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, including:

(a)	by mutual written agreement of Sandstorm and Nomad;

(b)	by Sandstorm or Nomad, if

(i)

the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(ii)

if the Meeting is held and the Arrangement Resolution is not approved by the Nomad Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(iii)

if the Sandstorm Meeting is held and the Sandstorm Shareholder Resolution is not approved by the Sandstorm Shareholders in accordance with applicable Laws, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure; or

(iv)

if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(c)	by Sandstorm, if

(i)	the Nomad Board or any other committee thereof makes a Change of Recommendation;

(ii)	Nomad breaches its non-solicitation covenants in the Arrangement Agreement in any material respect;

(iii)

subject to compliance with the notice and cure provisions in the Arrangement Agreement, Nomad breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Sandstorm not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Sandstorm is not then in breach of the Arrangement Agreement; or

(iv)

Sandstorm has determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case, with respect to Nomad.

(d)	by Nomad, if

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(i)

subject to compliance with the notice and cure provisions in the Arrangement Agreement, Sandstorm breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Nomad not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Nomad is not then in breach of the Arrangement Agreement; or

(ii)

Nomad has determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case, with respect to Sandstorm.

Termination Fee Payable by Nomad

Sandstorm is entitled to be paid the Termination Fee upon the occurrence of any of the following events:

(a)

an Acquisition Proposal shall have been made public or proposed publicly to Nomad or the Nomad Shareholders after the date of the Arrangement Agreement and not withdrawn at least ten Business Days prior to the Meeting, and:

(I)

either Nomad or Sandstorm shall have exercised its respective termination right if the Effective Time has not occurred on or before the Outside Date or if the Meeting is held and the Nomad Shareholder Approval is not received, or Sandstorm shall have exercised its termination right if Nomad is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only in the event of such termination by Sandstorm due to a wilful or intentional breach or fraud by Nomad, and

(ii)

Nomad shall have (x) completed any Acquisition Proposal within 12 months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Nomad Board shall have recommended any Acquisition Proposal, in each case, within 12 months after the Arrangement Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this paragraph all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”; or

(b)	the Arrangement Agreement is terminated by Sandstorm due to a Change of Recommendation;

(c)	the Arrangement Agreement is terminated by either Nomad or Sandstorm upon failure to obtain the Nomad Shareholder Approval at the Meeting, following a Change of Recommendation; or

(d)	the Arrangement Agreement is terminated by Sandstorm due to Nomad breaching its non-solicitation covenants in the Arrangement Agreement.

Termination Fee Payable by Sandstorm

Nomad is entitled to be paid the Sandstorm Termination Fee in the event that Sandstorm made a Sandstorm Change of Recommendation on the basis that the Sandstorm Board has concluded that a Sandstorm Acquisition Proposal that been made public or proposed publicly to Sandstorm or the Sandstorm Shareholders after the date of the Arrangement Agreement and prior to the Sandstorm Meeting is a Sandstorm Superior Proposal and, following such Sandstorm Change of Recommendation, either Nomad or Sandstorm shall have exercised its respective termination right for failure to obtain Sandstorm Shareholder Approval.

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Expense Reimbursement by Sandstorm

If the Arrangement Agreement is terminated by Sandstorm or Nomad following a failure to obtain Sandstorm Shareholder Approval at the Sandstorm Meeting in circumstances where the Sandstorm Termination Fee would not be payable pursuant to the Arrangement Agreement, Sandstorm shall reimburse Nomad for all reasonable out-of-pocket costs and expenses (including reasonable legal and other advisor fees and filing fees) incurred by Nomad and its subsidiaries in connection with or related to the preparation, negotiation, execution and performance of all other matters related to the Arrangement and other transactions contemplated by the Arrangement Agreement up to a maximum of US$2 million.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

The respective obligations of Sandstorm and Nomad to complete the Arrangement are subject to the satisfaction of the following conditions on or before the Effective Date, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of Sandstorm and Nomad at any time:

(a)	the Arrangement Resolution has been approved by the Nomad Shareholders at the Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Sandstorm Shareholder Resolution has been approved by the Sandstorm Shareholders at the Sandstorm Meeting in accordance with applicable Laws;

(c)

each of the Interim Order and Final Order have been obtained in form and substance satisfactory to each of Nomad and Sandstorm, each acting reasonably, and have not been set aside or modified in any manner unacceptable to either Nomad or Sandstorm, each acting reasonably, on appeal or otherwise;

(d)	the Regulatory Approvals have been obtained and be in full force and effect;

(e)

no Law has been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceedings have otherwise been threatened or taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or could reasonably be expected to do so;

(f)

the Consideration Shares are (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws, (ii) freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Sandstorm, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(g)

the Replacement Options to be issued to Nomad Optionholders in exchange for their Nomad Options pursuant to the Plan of Arrangement are exempt from the registration requirements of the U.S. Securities Act in reliance upon the exemption under Section 3(a)(10) of the U.S. Securities Act; and

(h)	the Arrangement Agreement has not been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Nomad

The obligation of Nomad to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Nomad and which may be waived by Nomad at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Nomad may have:

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(a)	Sandstorm will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Sandstorm in the Arrangement Agreement regarding:

(i)

organization and qualification and authority relative to the Arrangement Agreement will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(ii)

capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date); and

(iii)

all other representations and warranties of Sandstorm in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to Sandstorm;

(d)	Sandstorm will have complied with its obligations to pay the Consideration and the Depositary will have confirmed receipt of the Consideration Shares; and

(e)	Nomad will have received a certificate from a senior officer of Sandstorm dated the Effective Date, certifying that the conditions set out in (a), (b) and (c) above have been satisfied.

Conditions Precedent to the Obligations of Sandstorm

The obligation of Sandstorm to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Sandstorm and which may be waived by Sandstorm at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Sandstorm may have:

(a)	Nomad will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Nomad in the Arrangement Agreement regarding:

(i)

organization and qualification, authority relative to the Arrangement Agreement and certain matters relating to Nomad’s royalty, stream and other interests will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

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(ii)

capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date); and

(iii)

all other representations and warranties of Nomad in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)

Nomad Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Nomad Shareholders representing not more than 5% of the Nomad Shares then outstanding);

(d)

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to Nomad;

(e)	Sandstorm will have received a certificate from a senior officer of Nomad dated the Effective Date, certifying that the conditions set out in (a), (b), (c) and (d) above have been satisfied;

(f)

all waivers, amendments, consents, permits, approvals, releases, licenses or authorizations under or pursuant to any Nomad Material Contract as set out in the Nomad Disclosure Letter which Sandstorm has determined are necessary in connection with the completion of the Arrangement will have been obtained on terms which are satisfactory to Sandstorm, acting reasonably;

(g)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to Sandstorm without Sandstorm’s consent in its sole and absolute discretion; and

(h)	there will not be pending or threatened in writing any proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(I)

prohibition or restriction on the acquisition by Sandstorm of any Nomad Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by Sandstorm of Nomad or any material portion of its businesses; or

(iii)

imposition of limitations on the ability of Sandstorm to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Nomad Shares, including the right to vote such Nomad Shares.

Amendments

Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, further notice to or authorization on the part of the Nomad Shareholders, and any such amendment may, without limitation:

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(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained in, or in any document delivered pursuant to, the Arrangement Agreement; or

(c)	waive compliance with or modify any of the conditions precedent or any of the covenants in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Nomad Shareholders under the Arrangement without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

REGULATORY MATTERS

Canadian Securities Laws Matters

Multilateral Instrument 61-101

The Company is a reporting issuer in each of the provinces of Canada, and accordingly is subject to the requirements of MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain “interested parties” or “related parties” and their “joint actors” (each as defined in MI 61-101) and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101, which includes a director, senior officer and a Nomad Shareholder holding over 10% of the issued and outstanding Nomad Shares, or affiliates of the foregoing) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101).

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of the Company is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of the Company. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

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Collateral Benefits

The Arrangement is a “business combination” for the purposes of MI 61-101 because, as described below, “related parties” (as defined in MI 61-101) of the Company will, directly or indirectly, receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the Arrangement.

Certain officers and directors of Nomad hold Nomad Shares and Incentive Securities. If the Arrangement is completed, the vesting of all unvested Incentive Securities is to be accelerated and such executive officers and directors are to receive Replacement Options and/or cash payment equal to the value of the Consideration payable for the Nomad Shares that would have been issued pursuant to the vesting of such Nomad securities, as applicable, pursuant to the Plan of Arrangement at the Effective Time. In addition, certain executive officers will be entitled to certain payments if such executive officer is terminated or resigns upon the completion of the Arrangement pursuant to the terms of their respective employment agreements entered into with Nomad. See “The Arrangement – Interests of Certain Parties in the Arrangement”.

Other than the Excluded Nomad Shareholders, all of the directors and officers of Nomad who are related parties entitled to a benefit and/or payment that they expect to receive pursuant to the Arrangement fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with their services as employees or directors of Nomad or of any affiliated entities of Nomad, and (a) are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to them for their Nomad Shares, (b) are not conditional on them supporting the Arrangement in any manner, (c) full particulars of the benefits are disclosed in this Circular (see “The Arrangement – Interests of Certain Parties in the Arrangement”), and (d) at the time of the entering into of the Arrangement Agreement, they exercised control or direction over, or beneficially owned, less than 1% of the outstanding Nomad Shares, as calculated in accordance with MI 61-101. The Excluded Nomad Shareholders do not meet this exemption by virtue of their shareholdings, which are greater than 1%.

Minority Nomad Shareholder Approval

Since the Arrangement is a “business combination”, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101, which will require approval of holders of Nomad Shares by a majority of the votes cast, excluding the votes cast by the Excluded Nomad Shareholders.

This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least 66⅔% of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting and entitled to vote.

For purposes of the minority approval requirements of MI 61-101, all of the Nomad Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Excluded Nomad Shareholders and their related parties or joint actors, being 1,478,394 Nomad Shares, representing, as of the Record Date, approximately 2.4% of the issued and outstanding Nomad Shares, on an undiluted basis, will be excluded in determining whether minority approval for the Arrangement is obtained, as follows:

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Name	Number of Nomad Shares
Vincent Metcalfe	674,156
Joseph de la Plante	696,108
Elif Lévesque	108,130
Total:	1,478,394

Formal Valuation

Nomad is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) would, as a consequence of the Arrangement, directly or indirectly acquire Nomad or its business, or combine with Nomad, whether alone or with joint actors, and there is no “connected transaction” to the Arrangement to which an “interested party” is a party. To the knowledge of Nomad, after reasonable inquiry, there has been no prior valuation of Nomad, the Nomad Shares or its material assets in the 24 months prior to the date of this Circular.

Qualification and Resale of Sandstorm Shares

The issue of Sandstorm Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws. Sandstorm Shares may be resold in each province and territory of Canada, provided: (i) that Sandstorm is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities; (iii) no unusual effort is made to prepare the market or create a demand for Sandstorm Shares; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an insider or officer of Sandstorm (as such terms are defined by Canadian Securities Laws), selling securityholder has no reasonable grounds to believe that Sandstorm is in default of applicable Canadian Securities Laws. Each Nomad Shareholder is urged to consult its professional advisors with respect to restrictions applicable to trades in Sandstorm Shares under Canadian Securities Laws.

Reporting Issuer Status

Upon completion of the Arrangement, Nomad intends to have the Nomad Shares delisted from any stock exchange or quotation system, including the TSX, NYSE and FSE, and deregistered under the U.S. Exchange Act, and to have the November 2020 Warrants delisted from the TSX. As a result, Nomad would no longer file periodic reports with the SEC on account of the Nomad Shares.

Nomad is a reporting issuer in each of the provinces of Canada. Pursuant to the Arrangement, Nomad will become a wholly-owned subsidiary of Sandstorm, and Sandstorm expects to apply to the applicable Canadian securities regulators to have Nomad cease to be a reporting issuer effective on or shortly following the Effective Date.

U.S. Securities Laws Matters

Status Under U.S. Federal Securities Laws

Each of Nomad and Sandstorm is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Upon consummation of the Arrangement, Sandstorm will continue to be subject to the reporting requirements of the U.S. Exchange Act and will continue to file annual and current reports with the SEC. Such documents may be obtained on EDGAR at www.sec.gov/edgar.shtml.

It is anticipated that Sandstorm will cause Nomad to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of the Nomad Shares under section 12 of the U.S. Exchange Act.

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Overview of Certain U.S. Federal Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Nomad Shareholders in the United States that are issued Sandstorm Shares upon Closing (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisor to ensure that any subsequent resale of Sandstorm Shares issued to them under the Arrangement complies with applicable Securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “

Notice to Nomad Shareholders in the United States”. The following discussion does not address the Canadian Securities Laws that will apply to the issue of Sandstorm Shares or the resale of these securities by U.S. Shareholders within Canada. U.S. Shareholders reselling their Sandstorm Shares in Canada must comply with Canadian Securities Laws.

Exemption from Registration Requirements of the U.S. Securities Act

The Sandstorm Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the issuance of securities issued in exchange for one or more outstanding securities, or in limited circumstances, partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the substantive and procedural fairness of such terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a Governmental Authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, state that it constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Sandstorm Shares to be issued in connection with the Arrangement and the Replacement Options issuable in connection with the Arrangement.

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Sandstorm Shares that are issuable upon exercise of the Replacement Options. Therefore, Sandstorm Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

The Nomad Warrants remain outstanding under their terms and are not being exchanged under the Arrangement. The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act does not apply to and is not available for the issuance of any Sandstorm Shares that are issuable upon exercise of Nomad Warrants. Therefore, Sandstorm Shares issuable upon the exercise of the Nomad Warrants may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any.

Resale of Sandstorm Shares within the United States after Closing

Persons who are not “affiliates” of Sandstorm after Closing and who have not been affiliates of Sandstorm within 90 days of such date may resell in the United States the Sandstorm Shares that they receive in connection with the Arrangement, without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

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Sandstorm Shares received by a holder who will be an “affiliate” of Sandstorm after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Persons who are affiliates of Sandstorm after the Arrangement may not sell the Sandstorm Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions contained in Rule 144 under the U.S. Securities Act for resales within or outside the United States or Rules 903 and 904 of Regulation S under the U.S. Securities Act for resales outside of the United States.

Stock Exchange Approvals

TSX Approval

The Sandstorm Shares are listed on the TSX and trade under the symbol “SSL”. Sandstorm has applied to the TSX to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and Nomad Warrants, and has received conditional approval subject to customary listing conditions. It is a condition of Closing that Sandstorm will have obtained conditional approval for this listing, subject only to the satisfaction of the customary listing conditions of the TSX.

NYSE Approval

The Sandstorm Shares are listed on the NYSE and trade under the symbol “SAND”. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and Nomad Warrants on the NYSE, and anticipates receiving all required authorizations prior to the closing of the Arrangement. It is a condition of Closing that Sandstorm will have obtained approval for this listing.

Delisting of Nomad Shares and November 2020 Warrants

The Nomad Shares are currently listed for trading on the TSX and the NYSE under the symbol “NSR”. The Nomad Shares are also quoted for trading in Germany on the FSE under the symbol “IRL”. The November 2020 Warrants are currently listed for trading on the TSX under the symbol “NSR.WT”. After the Arrangement, Nomad will no longer have outstanding any equity securities publicly traded in Canada, the United States or Germany. Nomad has applied to the TSX, provided notice to the FSE and will apply to the NYSE to de-list the Nomad Shares from trading as soon as practicable following the Effective Date and to de-list the November 2020 Warrants from trading on the TSX as soon as practicable following the Effective Date.

Competition Law Matters

The completion of the Arrangement is conditional on the Canadian Competition Approval and the South African Competition Approval.

Canadian Competition Approval

Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner with prior notice of, and information related to, such a Notifiable Transaction (“Notifications”). Subject to certain exemptions discussed below, a Notifiable Transaction cannot be completed until the applicable waiting period under section 123 of the Competition Act has expired or been terminated by the Commissioner.

The statutory waiting period is 30 calendar days after the day on which the parties to a Notifiable Transaction each submit their respective Notifications. The parties are entitled to complete the transaction at the end of the 30-day period, unless the Commissioner requests additional information from the parties that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after the parties’ certification of substantial compliance with the Supplementary Information Request and cannot complete the transaction after that 30-day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.

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A Notifiable Transaction may be completed before the end of the applicable waiting period in two circumstances: (i) the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No Action Letter”); or (ii) the Commissioner issues an advance ruling certificate under subsection 102(1) of the Competition Act (an “Advance Ruling Certificate”). In the case of a No Action Letter, the Commissioner retains the right to challenge the transaction before the Competition Tribunal at any time within one year after the transaction is completed.

The Arrangement constitutes a Notifiable Transaction under the Competition Act. Under the terms of the Arrangement Agreement, completion of the Arrangement is conditional on either: receipt of an Advance Ruling Certificate and such Advance Ruling Certificate not having been rescinded or amended prior to the Effective Date; or expiry, termination or waiver of the 30-day waiting period and receipt of a No Action Letter.

On May 24, 2022, the Parties filed with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and waiver of the obligation to provide Notifications to the Commissioner pursuant to paragraph 113(c) of the Competition Act. On June 3, 2022, the Parties received the No Action Letter and waiver from the Commissioner.

South African Competition Approval

Under the South Africa Competition Act, the Arrangement exceeds the relevant thresholds for pre-notification as an intermediate merger, and cannot be completed until a merger notification has been filed with the South African Competition Commission and the South African Competition Commission has approved or is deemed to have approved the Arrangement under the South Africa Competition Act.

On fulfilment by the Parties of their notification obligations, section 14(1) of the South Africa Competition Act requires the South African Competition Commission to issue a certificate approving the Arrangement; approving the Arrangement subject to any conditions; or prohibiting the implementation of the transaction, within 20 business days (the “Initial Period”). Under section 14(1)(a) of the South Africa Competition Act, the South African Competition Commission may extend the period within which it has to consider the Arrangement by a single period not exceeding 40 business days (the “Extended Period”). If, upon expiry of the Initial Period, or Extended Period where invoked, the South African Competition Commission has not issued a certificate reflecting its decision, the Arrangement must be regarded as having been approved. If the South African Competition Commission determines that the Arrangement does not substantially prevent or lessen competition and does not raise public interest concerns, it will approve the Arrangement.

On May 27, 2022, the Parties filed notifications with the South African Competition Commission.

On June 13, 2022, the South African Competition Commission issued an extension certificate, extending the review period until August 23, 2022.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Nomad Shares who, for purposes of the Tax Act, and at all relevant times: (i) holds their Nomad Shares, and will hold any Sandstorm Shares received pursuant to the Arrangement, as capital property, (ii) deals at arm’s length with each of Nomad and Sandstorm, and (iii) is not affiliated with Nomad or Sandstorm (a “Holder”). Generally, the Nomad Shares and Sandstorm Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is, for purposes of certain rules (referred to as the “mark-to-market” rules) applicable to securities held by financial institutions, a “financial institution” as defined in the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, or (v) that has entered or enters into a “derivative forward agreement” or a “dividend rental arrangement”, as each such term is defined in the Tax Act, with respect to their Nomad Shares or any Sandstorm Shares received pursuant to the Arrangement. Such Holders should consult their own tax advisors.

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In addition, this summary does not apply to a person holding Nomad Options, Nomad RSUs, Nomad DSUs, Nomad PSUs, Nomad Warrants or other conversion or exchange rights to acquire Nomad Shares or to a Nomad Shareholder who received Nomad Shares upon the exercise of a stock option or purchase warrants. The holders of such securities should consult their own tax advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof and the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account other federal tax considerations or any tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the Arrangement and/or the holding of Sandstorm Shares. Accordingly, Nomad Shareholders should consult their own tax advisors having regard to their own circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Nomad Shares or Sandstorm Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to deem any Nomad Shares or Sandstorm Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose Nomad Shares might not otherwise be considered to be capital property should consult their own tax advisors as to whether the election in subsection 39(4) of the Tax Act is available or advisable in their own particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada (or a corporation that does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada) and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of transaction or event or series of transactions or events that includes the acquisition of the Sandstorm Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

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The Arrangement

Exchange of Nomad Shares for Sandstorm Shares

Pursuant to the Arrangement, a Resident Holder, other than a dissenting Resident Holder described in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Dissenting Resident Holders” below, will exchange such Resident Holder’s Nomad Shares for Sandstorm Shares.

A Resident Holder will be deemed to have disposed of such Nomad Shares under a tax-deferred share-for-share exchange under subsection 85.1(1) of the Tax Act, unless: (i) such Resident Holder chooses to recognize a capital gain (or capital loss) in its income Tax Return for the year in which the exchange occurs, as described below, or (ii) immediately after the exchange, such Resident Holder, persons with whom the Resident Holder does not deal with at arm’s length for purposes of the Tax Act, or the Resident Holder together with all such persons, either controls Sandstorm or beneficially owns shares of the capital stock of Sandstorm having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of Sandstorm.

More specifically, if section 85.1 of the Tax Act applies (and the Resident Holder does not choose to recognize a capital gain (or capital loss) in respect of the exchange, as described in the following paragraph), such Resident Holder generally will be deemed to have disposed of the Resident Holder’s Nomad Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and will be deemed to have acquired the Sandstorm Shares received on the exchange at a cost equal to that same amount. This cost will be averaged with the adjusted cost base of all other Sandstorm Shares held by the Resident Holder as capital property for purposes of determining the adjusted cost base of each Sandstorm Share held by such Resident Holder.

A Resident Holder may choose to recognize a capital gain (or capital loss) in respect of the exchange of Nomad Shares for Sandstorm Shares under the Arrangement by including such capital gain (or capital loss) in its income Tax Return for the taxation year in which the exchange takes place. In such event, the Resident Holder will be considered to have disposed of the Nomad Shares for proceeds of disposition equal to the fair market value of the Sandstorm Shares received on the exchange. Such Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Nomad Shares immediately before the exchange. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”. Any Resident Holder that chooses to recognize a capital gain (or capital loss) will acquire the Sandstorm Shares at a cost equal to the fair market value of such Sandstorm Shares received on the exchange. The cost of such Sandstorm Shares will be averaged with the adjusted cost base of all other Sandstorm Shares held by such Resident Holder as capital property for the purposes of determining the adjusted cost base of each Sandstorm Share held by such Resident Holder.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Nomad Shares to Nomad in consideration for a cash payment from Nomad, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the “paid-up capital”, as defined in the Tax Act, of the Resident Holder’s Nomad Shares. Any dividend deemed to be received by such Resident Holder will be taxed in a manner similar to that described below under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Post-Arrangement — Dividends on Sandstorm Shares”.

In addition, such dissenting Resident Holder will be considered to have disposed of such Resident Holder’s Nomad Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as described above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such dissenting Resident Holder’s adjusted cost base of such Nomad Shares immediately before the disposition. The general tax consequences to such dissenting Resident Holder of realizing a capital gain (or capital loss) are described below in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses“ and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”.

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Interest awarded by a court (if any) to such dissenting Resident Holder will be included in such Resident Holder’s income for the purposes of the Tax Act and any such Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act or “substantive CCPC” (as defined in the Notice of Ways and Means Motion to amend the Tax Act released by the Department of Finance Canada on April 7, 2022 in connection with the 2022 Federal Budget) may also be liable to pay an additional refundable tax as described below under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing the Resident Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of any dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Capital gains realized by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” as defined in the Tax Act or “substantive CCPC” (as defined in the Notice of Ways and Means Motion to amend the Tax Act released by the Department of Finance Canada on April 7, 2022 in connection with the 2022 Federal Budget) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” as defined in the Tax Act, including dividends, interest and taxable capital gains.

Post-Arrangement

Dividends on Sandstorm Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Sandstorm Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends (including deemed dividends) will be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act), including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Sandstorm as an “eligible dividend” as defined in, and in accordance with the provisions of, the Tax Act. There may be restrictions under the Tax Act on Sandstorm’s ability to designate any dividend as an eligible dividend.

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Taxable dividends received by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income, subject to all limitations under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain corporations, including “private corporations” and “subject corporations”, as each such term is defined in the Tax Act, may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on Sandstorm Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Sandstorm Shares

A disposition or deemed disposition of Sandstorm Shares by a Resident Holder (other than a disposition to Sandstorm in circumstances other than a purchase by Sandstorm in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the Sandstorm Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax” above.

Eligibility of Sandstorm Shares for Investment

Based on the current provisions of the Tax Act, the Sandstorm Shares, issued pursuant to the Arrangement will be qualified investments under the Tax Act at the Effective Time for a trust governed by a “deferred profit sharing plan”, a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “registered disability savings plan” (“RDSP”) or a “tax-free savings account” (“TFSA”, and together with RRSP, RRIF, RESP and RDSP, “Registered Plans”), and as each such term is defined in the Tax Act, provided the Sandstorm Shares are listed on a “designated stock exchange” (which currently includes the TSX) within the meaning of the Tax Act, or Sandstorm is otherwise a “public corporation” (other than a “mortgage investment corporation” as defined in the Tax Act) for purposes of the Tax Act.

Notwithstanding the foregoing, a holder or subscriber of, or an annuitant under a Registered Plan, as the case may be, will be subject to a penalty tax if the Sandstorm Shares held in the Registered Plan are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. The Sandstorm Shares will generally not be a “prohibited investment” for a Registered Plan provided that: (i) the holder or subscriber of, or annuitant, as the case may be, deals at arm’s length with Sandstorm for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in Sandstorm, or (ii) the Sandstorm Shares are “excluded property”, as defined in subsection 207.01(1) of the Tax Act, for such Registered Plan. Resident Holders who intend to hold the Sandstorm Shares in a Registered Plan should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, Nomad Shares or Sandstorm Shares received pursuant to the Arrangement in a business carried on in Canada or deemed to be carried on in Canada, and (iii) is not an insurer that carried on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

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The Arrangement

Exchange of Nomad Shares for Sandstorm Shares

Pursuant to the Arrangement, a Non-Resident Holder, other than a dissenting Non-Resident Holder described in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Dissenting Resident Holders” below, will exchange such Non-Resident Holder’s Nomad Shares for Sandstorm Shares.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Nomad Shares for Sandstorm Shares pursuant to the Arrangement unless at the time of the exchange, the Nomad Shares are, or are deemed to be, “taxable Canadian property” as defined in the Tax Act to such Non-Resident Holder and are not” treaty-protected property” as defined in the Tax Act. Generally, the Nomad Shares owned by a Non-Resident Holder will be treaty-protected property if the gain from the disposition of such Nomad Shares would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under the Tax Act.

Generally, Nomad Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition provided that such shares are listed at that time on a designated stock exchange (which currently includes the TSX), unless at any particular time during the 60-month period immediately preceding the disposition: (i) 25% or more of the issued shares of any class or series of the capital stock of Nomad were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Nomad Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties” as defined in the Tax Act, (c) “timber resource properties” as defined in the Tax Act, and (d) options in respect of, or interests in, or for civil law rights in, property described in any of items (a) to (c), whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Nomad Shares could also be deemed to be taxable Canadian property.

If the Nomad Shares are taxable Canadian property to a Non-Resident Holder at the time of the exchange, and are not treaty-protected property, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Nomad Shares for Sandstorm Shares”.

A Non-Resident Holder may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act if such Non-Resident Holder satisfies the conditions described under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Nomad Shares for Sandstorm Shares” and is not a “foreign affiliate” of a taxpayer resident in Canada that has included any portion of the gain (or loss) otherwise determined in its “foreign accrual property income” (as each such term is defined in the Tax Act). If section 85.1 of the Tax Act applies, the Sandstorm Shares received in exchange for Nomad Shares that were taxable Canadian property to the Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months after the exchange. Non-Resident Holders whose Nomad Shares may be held as taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Nomad Shares to Nomad in consideration for a cash payment from Nomad, will be deemed to have received a dividend, and will realize a capital gain (or capital loss) on the disposition of those Nomad Shares, in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Dissenting Resident Holders”.

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Any dividend deemed to have been received by such dissenting Non-Resident Holder will be subject to Canadian withholding tax in generally the same manner as discussed below under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Post-Arrangement — Dividends on Sandstorm Shares”. Any capital gain realized by such dissenting Non-Resident Holder on a disposition of such Nomad Shares will generally not be subject to tax under the Tax Act unless the Nomad Shares constitute taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Nomad Shares for Sandstorm Shares” above for a description of the circumstances in which Nomad Shares will constitute taxable Canadian property to a Non-Resident Holder (and, for greater certainty, the tax deferral provisions of section 85.1 of the Tax Act will not be available to a dissenting Non-Resident Holder).

Interest awarded by a court (if any) to such dissenting Non-Resident Holder will not be subject to Canadian withholding tax, unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Post-Arrangement

Dividends on Sandstorm Shares

Dividends paid or credited on, or deemed to be paid or credited, to a Non-Resident Holder on the Sandstorm Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-United States Income Tax Convention (1980) (the “US Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the US Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the US Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Sandstorm. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the US Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Sandstorm Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Sandstorm Shares, unless the Sandstorm Shares are taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act and are not treaty-protected property. See the discussion regarding taxable Canadian property above under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — The Arrangement — Exchange of Nomad Shares for Sandstorm Shares”.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of Sandstorm Shares received pursuant to the Arrangement. This summary is based upon the Code, Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretation at any time, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax consequences described in this summary, and Nomad has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax consequences discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations (such as estate or gift taxation or the Medicare contribution tax imposed on certain net investment income) or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction. All Holders are urged to also review “Certain Canadian Federal Income Tax Considerations” in this Circular.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Nomad Shares, Sandstorm Shares or cash of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange or other transaction involving restricted share units, performance share units, deferred share units, or any rights to acquire Nomad Shares or Sandstorm Shares, including Nomad Warrants, Nomad Options, Sandstorm Options or any Replacement Options; and

•	any transaction, other than the Arrangement, in which Nomad Shares, Sandstorm Shares or cash are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a Nomad Shareholder in light of such shareholder’s particular circumstances. This discussion applies only to a U.S. Holder or Non-U.S. Holder that holds Nomad Shares and Sandstorm Shares, as applicable, as “capital assets” (generally, property held for investment), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

•	securities broker-dealers;

•	persons that hold Nomad Shares or Sandstorm Shares as part of a hedging or integrated financial transaction or a straddle;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	partnerships or other pass-through entities, and persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Nomad Shares or Sandstorm Shares;

•	regulated investment companies;

•	real estate investment trusts;

•	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	financial institutions;

•	insurance companies;

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•	traders that have elected a mark-to-market method of accounting;

•	tax-exempt organizations (including private foundations);

•

persons who will own, directly, indirectly or constructively, 5% or more of the total combined voting power or value of all stock of Nomad before the consummation of the Arrangement, or of all stock of Sandstorm immediately after the consummation of the Arrangement;

•	persons who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all stock of Nomad;

•	Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

•	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

•	U.S. Holders liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	persons who hold Nomad Options or who received their Nomad Shares upon the exercise of employee stock options or otherwise as compensation.

This summary assumes that neither Nomad nor Sandstorm has ever been treated as a U.S. domestic corporation for U.S. federal income tax purposes, including, for the avoidance of doubt, pursuant to Section 897(i) or Section 7874 of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Nomad Shares or Sandstorm Shares, as the case may be, who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) over which a U.S. court can exercise primary supervision of the trust’s administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

A “Non-U.S. Holder” means any person who is a beneficial owner of Nomad Shares or Sandstorm Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Nomad Shares or Sandstorm Shares, as the case may be, the tax treatment of a partner of such partnership and of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Nomad Shares or Sandstorm Shares, as the case may be, should consult their tax advisors regarding the specific tax consequences of the Arrangement and of the ownership and disposition of Sandstorm Shares.

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Holders of Nomad Shares should consult their tax advisors regarding the tax consequences of the Arrangement and of the ownership and disposition of Sandstorm Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under other federal (for example, estate tax), state and local tax laws, as well as any non-U.S. tax laws and the possible effect of changes in tax law.

U.S. Holders

Exchange of Nomad Shares for Sandstorm Shares Pursuant to the Arrangement

The U.S. federal income tax consequences of the Arrangement to U.S. Holders will depend on whether the exchange of Nomad Shares for Sandstorm Shares pursuant to the Arrangement, taken together with certain related transactions (the “Exchange”), qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (a “reorganization”). Each of Nomad and Sandstorm expressed the intent in the Arrangement Agreement for the Exchange to qualify as a reorganization. Moreover, Sandstorm intends to acquire 100% of the Nomad Shares pursuant to the Arrangement. As a result, Nomad and Sandstorm believe that the Arrangement should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and intend to take such position for U.S. federal income tax purposes. However, neither Nomad nor Sandstorm has obtained, nor do they intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax consequences described herein, including with respect to the reorganization. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Exchange as a reorganization or that a U.S. court would uphold the status of the Exchange as a reorganization in the event of an IRS challenge. If contrary to the parties’ intent, the Exchange were to fail to qualify as a reorganization, U.S. Holders would generally be required to recognize gain or loss on the Exchange for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the proper U.S. federal income tax treatment of the Exchange.

Subject to the discussion below under “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations”, if, as expected, the Exchange qualifies as a reorganization, the following consequences are expected to apply to a U.S. Holder who exchanges Nomad Shares for Sandstorm Shares pursuant to the Arrangement:

•	No gain or loss will be recognized upon the receipt of Sandstorm Shares in the Arrangement.

•	The aggregate tax basis of the Sandstorm Shares received by a U.S. Holder will equal the aggregate tax basis of such holder’s Nomad Shares surrendered in the Arrangement.

•	The holding period for Sandstorm Shares received in the Arrangement will include the U.S. Holder’s holding period for the Nomad Shares surrendered in the Arrangement.

The remainder of this discussion assumes the Exchange pursuant to the Arrangement will qualify as a reorganization.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

Subject to the discussion below under “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations”, a U.S. Holder of Nomad Shares that exercises Dissent Rights in the Arrangement and receives cash in exchange for all of its Nomad Shares generally is expected to recognize capital gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of the cash received by such U.S. Holder in exchange for Nomad Shares (other than amounts, if any, that are or are deemed to be imputed interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such U.S. Holder’s adjusted tax basis in the Nomad Shares surrendered. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Nomad Shares for more than one year. Preferential tax rates generally apply to long-term capital gain recognized by an individual or other non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

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The amount of cash consideration paid in Canadian dollars to a U.S. Holder that exercises Dissent Rights in the Arrangement (including any amounts withheld to pay Canadian withholding taxes) taken into account in determining the taxable gain or loss recognized by a cash basis U.S. Holder of Nomad Shares, or an accrual basis U.S. Holder that so elects, will be the U.S. dollar amount calculated by reference to the spot Canadian/U.S. dollar exchange rate on the settlement date, if the Nomad Shares are treated as traded on an “established securities market”. However, in the case of an accrual basis U.S. Holder of Nomad Shares that does not so elect, the U.S. dollar value of cash received in Canadian dollars pursuant to the exercise of Dissent Rights will be determined by reference to the spot Canadian/U.S. dollar rate on the exchange date. On the settlement date, any such U.S. Holder will recognize U.S.-source foreign currency gain or loss equal to the difference, if any, between the U.S. dollar value of the amount received based on the exchange rates in effect on the exchange date and the settlement date. The rules applicable to foreign tax credits on amounts, if any, withheld to pay Canadian withholding taxes, are complex and U.S. Holders should consult their tax advisors regarding the specific tax consequences of such amounts.

Distributions on Sandstorm Shares Received Pursuant to the Arrangement

Subject to the discussion below under “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to Sandstorm Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as a dividend to the extent paid out of Sandstorm’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds Sandstorm’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Sandstorm Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Sandstorm may not calculate its earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect that any distribution by Sandstorm with respect to the Sandstorm Shares (including any amounts withheld to pay Canadian withholding taxes) generally will be reported as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Sandstorm Shares traded on the NYSE generally are subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and Sandstorm is not treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. However, Sandstorm has not determined, and does not intend to definitively determine, whether it is a PFIC in the current or future years. Thus, dividends received by individuals and other non-corporate U.S. Holders of Sandstorm Shares may not qualify for preferential rates of taxation. Dividends on Sandstorm Shares received by corporate U.S. Holders generally will not be eligible for the dividends-received deduction. Each U.S. Holder should consult its tax advisor regarding the application of the relevant rules in light of such holder’s particular circumstances.

Dividends paid by Sandstorm generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Sandstorm with respect to Sandstorm Shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit with respect to such holder’s particular circumstances.

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars on a later date generally will be required to recognize foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

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Sale or Other Taxable Disposition of Sandstorm Shares Received Pursuant to the Arrangement

Subject to the discussion below under “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations“, a U.S. Holder generally is expected to recognize capital gain or loss upon a sale, exchange, or other taxable disposition of Sandstorm Shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the Sandstorm Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received. Any such capital gain or loss generally will be long-term capital gain or loss if such holder’s holding period for the Sandstorm Shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are generally taxed at preferential rates. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Considerations

PFIC Status of Nomad

The tax consequences of the Arrangement to a U.S. Holder will depend, in part, on whether Nomad was a passive foreign investment company or “PFIC” during any year in which the U.S. Holder owned Nomad Shares, and, if so, whether Sandstorm is a PFIC in the taxable year that includes the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets, generally determined on a quarterly basis, produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC for any taxable year, a non-U.S. corporation must take into account its pro rata share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Based on its current assets, income, and activities, Nomad may be a PFIC for its current tax year and may have been a PFIC for prior taxable years.

If Nomad is or was a PFIC during any taxable year in which a U.S. Holder holds or held Nomad Shares, and if Sandstorm is not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Nomad Shares for Sandstorm Shares pursuant to the Arrangement, whether or not the Exchange qualifies as a reorganization. This result may not apply to U.S. Holders with a QEF election or Mark to Market election in place as discussed below.

If gain is required to be recognized because Nomad was or is a PFIC, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Nomad Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for each of the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder on capital gains, subject to certain exceptions, and such tax would be increased by an interest charge to compensate for the deferral of such tax during the holder’s holding period.

If, however, Nomad is or was a PFIC during any taxable year in which a U.S. Holder holds or held Nomad Shares, and Sandstorm is a PFIC for its taxable year that includes the day following the consummation of the Arrangement, and the Exchange otherwise qualifies, as expected, as a reorganization, then a U.S. Holder may not be subject to the adverse consequences of required gain recognition described above, based on proposed Treasury Regulations under Section 1291 of the Code. U.S. Holders are urged to consult their tax advisors with respect to the consequences to them (including tax reporting requirements) of Nomad’s status under the PFIC rules and the potential application of the PFIC rules in light of their particular circumstances.

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PFIC Status of Sandstorm

Nomad understands that while no determination has been made as to whether Sandstorm was a PFIC for its taxable year ending December 31, 2021 or will be a PFIC for its taxable year that includes the day following the consummation of the Arrangement (its taxable year ending December 31, 2022), based on Sandstorm’s assets, income, and activities, Sandstorm does not believe that it will be a PFIC for its taxable year ended December 31, 2022. The determination of PFIC status for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. PFIC classification depends on the composition of the corporation’s income, expenses, and assets from time to time and the nature of its activities, and generally is determined after the close of the taxable year in question, and is determined annually.

Thus, there can be no assurance that Sandstorm will or will not be a PFIC for the year that includes the day following the Arrangement, nor can there be any assurance that Sandstorm will or will not be or become a PFIC for any taxable year during which a U.S. Holder holds Sandstorm Shares.

If Sandstorm were a PFIC for any taxable year during which a U.S. Holder held Sandstorm Shares, then, in the absence of a QEF election or Mark to Market election as discussed below, gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Sandstorm Shares would be allocated ratably over the U.S. Holder’s holding period for the Sandstorm Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before Sandstorm became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Sandstorm Shares were to exceed 125% of the average of the annual distributions on the Sandstorm Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of Sandstorm Shares.

Certain Elections with respect to PFIC Shares

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from holding shares of a PFIC. If a U.S. Holder makes an election to treat such holder’s interest in a PFIC as a “qualified electing fund” (a “QEF election”) for the first year such holder is treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, obtain a PFIC annual information statement from the company and prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. No assurance can be provided that if Sandstorm is or becomes a PFIC that Sandstorm will provide a PFIC annual information statement or otherwise make available any information necessary to make a QEF election with respect to Sandstorm Shares. Thus, U.S. Holders may not be able to make the QEF election with respect to their interests in Sandstorm. The general rules applicable to holders of PFIC shares are not applicable to PFIC shares for which a timely and valid QEF election has been made.

In the case of a PFIC that is a publicly traded foreign company whose shares constitute “marketable stock”, and in lieu of making a QEF election, an election may be made to “mark to market” (a ”Mark to Market election”) the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder is generally required to include each year as taxable ordinary income the excess, if any, of the fair market value of such stock at the end of the taxable year over its adjusted tax basis. No assurance can be provided that Sandstorm or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity. The general rules applicable to holders of PFIC shares are not applicable to PFIC shares for which a timely and valid Mark to Market election has been made.

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PFIC Reporting Rules

Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects.

The PFIC rules, their applicability to the Arrangement and the availability of certain elections with respect to stock of a PFIC are complex. Each U.S. Holder is urged to consult its own tax advisor regarding the application of the PFIC rules to the Arrangement and to any determination to exercise Dissent Rights, to the filing requirements with respect to stock of any PFIC shares, as well as the advisability of making any available elections under the PFIC rules, with respect to such holder’s ownership and disposition of stock of any PFIC.

Foreign Financial Asset Reporting

Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders should consult their tax advisors regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Sandstorm Shares received pursuant to the Arrangement.

Non-U.S. Holders

Exchange of Nomad Shares for Sandstorm Shares and Exercise of Dissent Rights Pursuant to the Arrangement

In general, a Non-U.S. Holder is not expected to be subject to U.S. federal income tax on any gain realized upon the exchange of Nomad Shares for Sandstorm Shares pursuant to the Arrangement or upon the receipt of cash from Nomad as a result of such Non-U.S. Holder’s exercise of Dissent Rights with exceptions for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the Arrangement, (ii) certain Non-U.S. Holders who hold Nomad Shares in connection with the conduct by such Non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), or (iii) Non-U.S. Holders that are subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates. In the case of each such exception, such Non-U.S. Holder is urged to consult its tax advisor.

Ownership and Disposition of Sandstorm Shares Received Pursuant to the Arrangement

In general, a Non-U.S. Holder is not expected to be subject to U.S. federal income tax on distributions from Sandstorm or upon any gain realized upon the sale or other disposition of Sandstorm Shares with exceptions for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the Arrangement, (ii) certain Non-U.S. Holders who hold Sandstorm Shares in connection with the conduct by such Non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States), or (iii) Non-U.S. Holders that are subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates.

Information Reporting and Backup Withholding

U.S. Holders of Nomad Shares may be subject to information reporting and may be subject to backup withholding, currently at a 24% rate, on any cash payments made in connection with the Arrangement. Distributions on, or proceeds from the sale or other taxable disposition of, Sandstorm Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Distributions on, or proceeds from the sale or other taxable disposition of, Sandstorm Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to such payments in certain circumstances.

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Backup withholding generally will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or substitute form) or (ii) is otherwise exempt from backup withholding. Non-U.S. Holders generally will not be subject to backup withholding. However, such holders may be required to certify their non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may generally obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Risks relating to the Arrangement and the Combined Company

An investment in Nomad Shares as a result of the combination of Nomad and Sandstorm is subject to certain risks. In addition to the risk factors described under the heading “Risks of the Business” section of Nomad AIF and under the heading “Risk Factors” in Sandstorm AIF which are specifically incorporated by reference into this Nomad Circular, the following are additional and supplemental risk factors which Nomad Shareholders should carefully consider before making a decision regarding the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Nomad or Sandstorm, may also adversely affect Nomad or Sandstorm prior to completion of the Arrangement, or the Combined Company.

Risks Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of various conditions

Completion of the Arrangement is subject to, among other things, the approval of the Court, the Nomad Shareholder Approval, the approval of Sandstorm Shareholders and the receipt of Regulatory Approvals, all of which may be outside the control of both Nomad and Sandstorm. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all. If, for any reason, the Arrangement is not completed or its completion is substantially delayed, the market price of Nomad Shares or Sandstorm Shares may be materially adversely affected. In such events, Nomad’s or Sandstorm’s business, financial condition or results of operations could also be subject to material adverse consequences.

It is also a condition of closing the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. Sandstorm has applied to the TSX to list the Consideration Shares and the Sandstorm Shares underlying the Replacement Options and Nomad Warrants, and has received conditional approval subject to customary listing conditions. Sandstorm has applied to list the Consideration Shares and Sandstorm Shares underlying the Replacement Options and the Nomad Warrants on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement.

Benefits from the Arrangement may not be achieved to the extent, or within the time period, currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Arrangement

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The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement — Reasons for the Recommendation”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Nomad’s business with Sandstorm’s business following Closing. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following Closing and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement. In addition, there is no assurance that the prospective organic growth opportunities and potential merger and acquisition growth opportunities, including the Additional Sandstorm Transactions, may be realized or prove to be accretive to the Combined Company.

The Arrangement may not maximize the growth potential of, or deliver greater value for, the Combined Company beyond the level that Nomad could have achieved on its own

One of the principal reasons for the Arrangement is to maximize the growth potential of the Combined Company beyond the level that Nomad could have achieved on its own without being acquired by Sandstorm. Achieving this growth potential is dependent on a number of factors, many of which will be beyond the control of the Combined Company. The inability to realize the full extent of the anticipated growth opportunities and synergies from the Arrangement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of the Combined Company. As a result, there is a risk that Nomad Shareholders might achieve more value over the long-term if Nomad was to pursue its existing stand-alone business strategies independent of Sandstorm or a transaction other than the Arrangement.

The value of the Sandstorm Shares that Nomad Shareholders receive under the Arrangement may be less than the value of the Sandstorm Shares as of the date of the Arrangement Agreement or the date of the Meeting

The Consideration payable to Nomad Shareholders pursuant to the Arrangement is based on a fixed Exchange Ratio and there will be no adjustment for changes in the market price of Nomad Shares or Sandstorm Shares prior to the consummation of the Arrangement. During this period, the operating results and financial condition of Sandstorm may decline and the outlook for Sandstorm may deteriorate. None of the Parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Nomad Shares or the Sandstorm Shares.

There may be a significant amount of time between the date when Nomad Shareholders vote at the Meeting and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Nomad Shares or the Sandstorm Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the Meeting and Closing.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, including the Additional Sandstorm Transactions, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by any Governmental Authority and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Sandstorm Shares that Nomad Shareholders will receive at Closing. There can be no assurance that the market value of the Sandstorm Shares that Nomad Shareholders will receive at Closing will equal or exceed the market value of the Nomad Shares held by such Nomad Shareholders prior to such time. In addition, there can be no assurance that the trading price of the Sandstorm Shares will not decline following Closing.

The Arrangement Agreement may be terminated in certain circumstances

Each of Nomad and Sandstorm has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Nomad or Sandstorm provide any assurance, that the Arrangement will not be terminated by either Nomad or Sandstorm before the completion of the Arrangement. For instance, Nomad has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect in respect of Sandstorm. Conversely, Sandstorm has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect in respect of Nomad. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Nomad and Sandstorm could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

If the Arrangement is not completed, the market price of the Nomad Shares and the Sandstorm Shares may decline and their respective businesses may suffer. In addition, Nomad and Sandstorm will each be responsible for their respective expenses incurred in connection with the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

If the Arrangement is not consummated by the Outside Date, either Nomad or Sandstorm may elect not to proceed with the Arrangement

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Either Nomad or Sandstorm may terminate the Arrangement Agreement if the Arrangement has not been completed by the later of (i) September 28, 2022 and (ii) 30 days following the date of the Meeting, and the Parties do not mutually agree to extend the Outside Date, pursuant to the Arrangement Agreement.

If the Arrangement is not completed within 150 days following May 1, 2022, the Orion Voting Agreements may be terminated

In accordance with the terms of the Orion Voting Agreements, if the Arrangement is not completed within 150 days following May 1, 2022, the Orion Entities will have the option to terminate the Orion Voting Agreements. Due to the large shareholdings of the Orion Entities, this may have an adverse effect on Nomad’s ability to obtain Nomad Shareholder Approval and ultimately the successful completion of the Arrangement.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Nomad

Under the Arrangement Agreement, Nomad may be required to pay a fee of US$20.6 million upon the termination of the Arrangement Agreement under certain specified circumstances, including (i) prior to the termination of the Arrangement Agreement under certain specified circumstances, (X) an Acquisition Proposal shall have been made public or proposed publicly to Nomad or the Nomad Shareholders and not withdrawn at least ten Business Days prior to the Meeting; and (Y) Nomad completes any Acquisition Proposal or enters into an Acquisition Agreement in respect of any Acquisition Proposal which is subsequently completed, or the Nomad Board recommends any Acquisition Proposal, in each case, within 12 months after the termination of the Arrangement Agreement; (ii) the Nomad Board makes a Change of Recommendation in connection with a Superior Proposal and Sandstorm terminates the Arrangement Agreement; (iii) either Sandstorm or Nomad terminates the Arrangement Agreement as a result of the Arrangement Resolution not being approved at the Meeting, following a Change of Recommendation; and (iv) Sandstorm terminates the Arrangement Agreement due to a material breach by Nomad of the non-solicitation provisions of the Arrangement Agreement.

This obligation to pay the Termination Fee may discourage other parties from attempting to acquire Nomad or otherwise from making an Acquisition Proposal to Nomad, even if those parties would otherwise be willing to offer greater value than that offered by Sandstorm under the Arrangement.

Nomad may become liable to pay the Termination Fee, which could have an adverse effect on its financial condition

Under the Arrangement Agreement, Nomad may be required to pay the Termination Fee under certain circumstances even if an alternate transaction does not close. Payment of this amount could have an adverse effect on Nomad’s financial condition following any such termination of the Arrangement Agreement. See “The Arrangement Agreement – Termination”.

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While the Arrangement is pending, Nomad is restricted from pursuing alternatives to the Arrangement and taking other certain actions

Under the Arrangement Agreement, Nomad is restricted, subject to certain exceptions, from making, initiating, soliciting, promoting, entertaining or knowingly encouraging or facilitating (including by way of furnishing or affording access to confidential information or entering into any form of agreement, arrangement or understanding), or taking any other action that facilitates, directly or indirectly, any inquiry or the making of an inquiry proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal. In addition, the Arrangement Agreement restricts Nomad and Sandstorm from taking specified actions until the Arrangement is completed without the consent of the other Party which may adversely affect the ability of each to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent Nomad and Sandstorm from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Nomad’s resources to the completion thereof and the restrictions that were imposed on Nomad under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of Nomad as a standalone entity. See “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective” and “The Arrangement Agreement — Covenants”.

U.S. investors who exchange Nomad Shares for Sandstorm Shares pursuant to the Arrangement could be subject to adverse U.S. federal income tax consequences if Nomad is a PFIC

The U.S. federal income tax consequences of the Arrangement to a U.S. Holder who exchanges Nomad Shares for Sandstorm Shares pursuant to the Arrangement will depend, in part, on whether Nomad was a PFIC during the U.S. Holder’s holding period for the Nomad Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets, generally determined on a quarterly basis, produce or are held for the production of passive income. Based on its current assets, income, and activities, Nomad may be a PFIC for its current tax year and may have been a PFIC for prior taxable years.

If Nomad is or was a PFIC during any taxable year in which a U.S. Holder holds or held Nomad Shares, and if Sandstorm is not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Nomad Shares for Sandstorm Shares pursuant to the Arrangement, whether or not the Exchange qualifies as a reorganization within the meaning of Section 368(a) of the Code. This result may not apply to U.S. Holders with a QEF election or Mark to Market election in place as discussed above under “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations”.

If gain is required to be recognized because Nomad was or is a PFIC, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Nomad Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for each of the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder on capital gains, subject to certain exceptions, and such tax would be increased by an interest charge to compensate for the deferral of such tax during the holder’s holding period. If, however, Nomad is or was a PFIC during any taxable year in which a U.S. Holder holds or held Nomad Shares, and Sandstorm is a PFIC for its taxable year that includes the day following the consummation of the Arrangement, and the Exchange otherwise qualifies, as expected, as a reorganization, then a U.S. Holder may not be subject to the adverse consequences of required gain recognition described above, based on proposed Treasury Regulations under Section 1291 of the Code.

U.S. Holders are urged to consult their tax advisors with respect to the consequences to them (including tax reporting requirements) of Nomad’s status under the PFIC rules and the potential application of the PFIC rules in light of their particular circumstances. For a summary of the U.S. federal income tax consequences of the Arrangement, see the discussion in “Certain United States Federal Income Tax Considerations”. Nomad Shareholders should consult their tax advisors regarding the tax consequences of the Arrangement in light of their particular circumstances.

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Nomad and Sandstorm may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and any such claims may delay or prevent the Arrangement from being completed.

Nomad and Sandstorm may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Nomad and Sandstorm seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The pending Arrangement may divert the attention of Nomad’s and Sandstorm’s management

The pendency of the Arrangement could cause the attention of Nomad’s and Sandstorm’s management to be diverted from the day-to-day operations and suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Nomad regardless of whether the Arrangement is ultimately completed, or of Sandstorm if the Arrangement is completed.

Risks Relating to the Combined Company

There is no assurance that the Arrangement will strengthen the Combined Company’s financial position or improve its capital markets profile

While the Arrangement will increase the Combined Company’s asset and revenue base, it will also increase the Combined Company’s debt and its exposure (in absolute dollar terms) to negative downturns in the market for precious and base metals if both the existing Nomad and Sandstorm businesses are adversely impacted by these downturns. Such downturns may force the Combined Company to draw against its credit facilities in order to fund its operations to the extent that these downturns result in negative cash flows for the Combined Company. In addition, downturns in the precious and base metals market may adversely impact the ability of the Combined Company to repay or refinance the outstanding debt of Nomad or Sandstorm when this debt matures and becomes payable.

Uncertainty surrounding the Arrangement could adversely affect Nomad’s or Sandstorm’s retention of suppliers and personnel and could negatively impact future business and operations

The Arrangement is dependent upon satisfaction of various conditions and, as a result, its completion is subject to uncertainty. In response to this uncertainty, each of Nomad’s and Sandstorm’s suppliers may delay or defer decisions concerning each company. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of Nomad, regardless of whether the Arrangement is ultimately completed, or of Sandstorm if the Arrangement is completed. Similarly, current and prospective employees of Nomad may experience uncertainty about their future roles, which may adversely affect Nomad’s ability to attract or retain key employees in the period until the Arrangement is completed.

There are risks related to the integration of Nomad’s and Sandstorm’s existing businesses

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The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Sandstorm’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating Nomad’s and Sandstorm’s businesses following completion of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Sandstorm, following completion of the Arrangement, to achieve the anticipated benefits of the Arrangement.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Nomad, Sandstorm and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of Nomad following the completion of the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of Nomad and Sandstorm may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of the Combined Company.

The relative trading price of the Nomad Shares and Sandstorm Shares prior to the Effective Time and the trading price of the Sandstorm Shares following the Effective Time may be volatile

The relative trading price of the Nomad Shares have been and may continue to be subject to and, following completion of the Arrangement, the Sandstorm Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Nomad and Sandstorm sell and purchase;

•	current events affecting the economic situation in Canada and internationally;

•	trends in the global mining industries and/or in the royalties and streams business;

•	regulatory and/or government actions, rulings or policies;

•	changes in financial estimates and recommendations by securities analysts or rating agencies;

•	acquisitions and financings, including the ability to consummate the Additional Sandstorm Transactions;

•	the economics of current and future projects and operations of Nomad and Sandstorm;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by Nomad or Sandstorm, as applicable, or the perception that such issuance may occur; and

•	purchases or sales of blocks of Nomad Shares or Sandstorm Shares as applicable.

The issuance of a significant number of Sandstorm Shares and a resulting ‘‘market overhang’’ could adversely affect the market price of the Sandstorm Shares after completion of the Arrangement

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On completion of the Arrangement, a significant number of additional Sandstorm Shares will be issued and available for trading in the public market. The increase in the number of Sandstorm Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as ‘‘market overhang’’), either of which may adversely affect the market for, and the market price of, the Sandstorm Shares.

Following completion of the Arrangement, Sandstorm may issue additional equity securities

Following completion of the Arrangement, Sandstorm may issue equity securities to finance its activities, including in order to finance acquisitions. If Sandstorm were to issue Sandstorm Shares, a holder of Sandstorm Shares may experience dilution in Sandstorm’s cash flow or earnings per share. Moreover, as Sandstorm’s intention to issue additional equity securities becomes publicly known, the Sandstorm Share price may be materially adversely affected. As part of the BaseCore Transaction, Sandstorm will issue 13,495,276 Sandstorm Shares to the shareholders of BaseCore. See “Appendix J - Information Concerning Sandstorm - Recent Developments”.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following Closing for several reasons, including with respect to the impact of the consummation or non-consummation of the Additional Sandstorm Transactions. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Nomad and Sandstorm and certain assumptions have been made, including with regards to the Additional Sandstorm Transactions and the timing of closing and potential accretive value thereof, which assumptions may not, with the passage of time, turn out to be relevant or correct. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of the Combined Company following Closing. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Nomad and Sandstorm in connection with the Arrangement or the Additional Sandstorm Transactions. For example, the impact of any incremental costs incurred in integrating Nomad and Sandstorm is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and may not be reflective of the Combined Company’s financial condition or results of operations following Closing. The market price of the Sandstorm Shares may be adversely affected if the actual results of the Combined Company fall short of the unaudited pro forma consolidated financial statements contained in this Circular. See the unaudited pro forma consolidated financial statements of Sandstorm attached as Appendix L to this Circular.

The Sandstorm Shares to be received by Nomad Shareholders pursuant to the Arrangement will have different rights from the Nomad Shares

Following Closing, Nomad Shareholders will no longer be shareholders of Nomad, a corporation governed by the CBCA, but will instead be shareholders of Sandstorm, a corporation governed by the BCBCA. There may be important differences between the current rights of Nomad Shareholders and the rights to which such shareholders will be entitled as Sandstorm Shareholders under the BCBCA and Sandstorm’s constating documents. See Appendix O for a comparison of shareholders’ rights under the CBCA and BCBCA.

The credit ratings of the Combined Company may be downgraded, or there may be adverse conditions in the credit markets, which may impede the Combined Company’s access to debt markets or raise its borrowing rates

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Access to financing for the Combined Company will depend on, among other things, suitable market conditions and maintenance of long-term credit ratings. The credit ratings of the Combined Company may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition and the deterioration in general economic and business conditions. Any downgrades in the credit ratings of the Combined Company may impede the Combined Company’s access to the debt markets or raise its borrowing rates.

Payments in connection with the exercise of Dissent Rights may impair Nomad’s financial resources

Registered Shareholders as of the Record Date have the right to exercise certain Dissent Rights and demand payment of the fair value of their Nomad Shares in cash in connection with the Arrangement in accordance with the CBCA. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Nomad’s financial condition and cash resources if the Arrangement is completed. See “The Arrangement — Procedure to Receive Sandstorm Shares — Right to Dissent”.

Nomad directors and officers may have interests in the Arrangement different from the interests of Nomad Shareholders following completion of the Arrangement

Certain of the directors and executive officers of Nomad negotiated the terms of the Arrangement Agreement, and the Nomad Board has unanimously recommended that Nomad Shareholders vote in favour of the Arrangement. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Nomad Shareholders generally. These interests include, but are not limited to, the acceleration of payments or vesting of equity-based awards, and certain termination and change of control payments or benefits. See “The Arrangement – Interests of Certain Parties in the Arrangement”. Nomad Shareholders should be aware of these interests when they consider the Nomad Board’s unanimous recommendation. The Nomad Board was aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that Nomad Shareholders approve the Arrangement Resolution.

Nomad has not verified the reliability of the information regarding Sandstorm included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding Sandstorm contained in this Circular, including all Sandstorm financial information and all pro forma consolidated financial statements reflecting the pro forma effects of the Arrangement, as well as all information relating to the Additional Sandstorm Transactions, including the BaseCore Financial Statements, has been derived from Sandstorm’s publicly disclosed information or provided by Sandstorm. Although Nomad has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Sandstorm’s publicly disclosed information, including the information about or relating to Sandstorm and the Additional Sandstorm Transactions contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

Risks Relating to the Additional Sandstorm Transactions

The Additional Sandstorm Transactions may not be completed on the terms negotiated or at all

The closing of the Additional Sandstorm Transactions is subject to the satisfaction of certain conditions and may not be completed on the terms negotiated or at all. Certain of these conditions are outside the control of Sandstorm and the other parties to the Additional Sandstorm Transactions, including receipt of the required regulatory approvals, and there is no assurance that such conditions to the closing of the Additional Sandstorm Transactions will be satisfied. A delay in obtaining such approvals, the failure to do so or the imposition of unfavourable terms or conditions could have a material adverse effect on the Additional Sandstorm Transactions, including the termination of any agreements entered into with respect to the Additional Sandstorm Transactions. There is no assurance that such closing conditions will be satisfied or waived or, if satisfied or waived, when they will be so satisfied or waived. Accordingly, there can be no assurance that Sandstorm will complete the Additional Sandstorm Transactions in the timeframe or on the basis described herein, if at all.

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As such, in the event that either or both of the BaseCore Transaction and Spin-off Transaction is not completed, Sandstorm’s expectations with respect to financial performance, growth potential, production guidance and achievement of business objectives may not be realized and the unaudited pro forma consolidated financial statements included in this Circular may not accurately reflect the Combined Company’s results of operations and financial condition.

The Company may also be subject to litigation related to any failure to complete any of the Additional Sandstorm Transactions. If any of the Additional Sandstorm Transactions is not completed, these risks may materialize and may adversely affect the Combined Company’s business, financial results and financial condition. Nomad and Sandstorm provide no assurance that the Additional Sandstorm Transactions will be completed, that there will not be a delay in the completion of the Additional Sandstorm Transactions or that all or any of the anticipated benefits of the Additional Sandstorm Transactions will be realized.

The Combined Company may fail to implement its strategic objectives relating to the BaseCore Royalty Package or realize the anticipated benefits of the BaseCore Transaction

Acquisitions may involve risks that could materially and adversely affect Sandstorm’s business plan, including the failure to realize the results that Sandstorm expects. There can be no assurance that Sandstorm or the Combined Company will be successful in fully realizing some or all of the expected benefits of the BaseCore Transaction. The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully realizing growth opportunities and potential synergies. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by management. The realization of some or all of such benefits or successful implementation of strategic objectives may be affected by a number of factors, many of which are beyond the control of Sandstorm or the Combined Company. A failure to realize the anticipated benefits of or implement strategic objectives relating to the BaseCore Transaction on an efficient and effective basis could have a material adverse effect on the Combined Company’s financial condition, results of operations and cash flows.

RIGHTS OF DISSENTING SHAREHOLDERS

This section summarizes the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, and is not a comprehensive statement of the procedures to be followed by Registered Shareholders who wish to exercise their Dissent Rights. Registered Shareholders who wish to dissent should obtain legal advice and carefully read the provisions of the Plan of Arrangement, the provisions of Section 190 of the CBCA and the Interim Order, which are appended hereto at Appendix C, Appendix N and Appendix E, respectively.

Pursuant to the Plan of Arrangement and the Interim Order, only Registered Shareholders as of the Record Date may exercise Dissent Rights in connection with the Arrangement Resolution, pursuant to and in the manner set forth in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by Nomad the fair value of the Nomad Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.

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Anyone who is a Beneficial Shareholder and who wishes to dissent should be aware that only Registered Shareholders as of the Record Date are entitled to exercise Dissent Rights. A Registered Shareholder who holds Nomad Shares as an Intermediary for one or more Beneficial Shareholders, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such beneficial owner(s). In such case, the Dissent Notice should specify the number of Nomad Shares held by the Intermediary for such Beneficial Shareholder(s). A Registered Shareholder who properly exercises their Dissent Rights (a “Dissenting Shareholder”) may dissent only with respect to all the Nomad Shares held on behalf of any one Beneficial Shareholder and registered in the name of the Dissenting Shareholder.

Each Dissenting Shareholder will be deemed to have transferred their Nomad Shares (the ”Dissent Shares”) or, in the event that the Dissenting Shareholder is an Intermediary, the number of Dissent Shares held on behalf of the Beneficial Shareholder who wishes to exercise Dissent Rights, to Nomad free and clear of any liens, claims and encumbrances, as of the Effective Date, and if they:

(a)

are ultimately entitled to be paid fair value for their Dissent Shares, will be entitled to be paid the fair value of such Dissent Shares and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights). There can be no assurance that a Dissenting Shareholder will receive consideration for their Dissent Shares of equal value to the Consideration that such Dissenting Shareholder would have received pursuant to the Arrangement and the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and U.S. federal income tax laws than had such Nomad Shareholder exchanged his or her Nomad Shares for Consideration Shares pursuant to the Arrangement; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement in respect of their Dissent Shares on the same basis as a non-dissenting Nomad Shareholder and shall be entitled to receive only the Consideration that such non-dissenting Nomad Shareholders are entitled to receive.

In addition, pursuant to Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Nomad Shares but may dissent only with respect to all Nomad Shares held by such Dissenting Shareholder.

All Dissent Notices must be received from the Registered Shareholder by Nomad c/o Fasken Martineau DuMoulin, (i) by mail to: 800 rue Square Victoria, Suite 3500, Montreal, Québec, Canada H4Z 1E9, Attention: Sébastien Bellefleur, (ii) by email to: sbellefleur@fasken.com with the subject Nomad Royalty Company Ltd. – Dissent Notice or (iii) by facsimile to 514-397-7600 (Attention: Sébastien Bellefleur), on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). It is important that Nomad Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Meeting. Failure to strictly comply with the dissent procedures set out in the CBCA, as modified by the Interim Order and the Plan of Arrangement, will result in the loss of the Dissent Right.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Dissent Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Nomad Shares they hold as an Intermediary on behalf of any one Beneficial Shareholder, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Dissent Shares held in the name of that Beneficial Shareholder, given that Section 190(4) of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution, whether virtual at the Meeting or by proxy, will not constitute a Dissent Notice.

Within 10 days after the approval of the Arrangement Resolution, Nomad is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a Registered Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

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A Dissenting Shareholder that has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send to Nomad a written demand for payment (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of the Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to Nomad c/o Fasken Martineau DuMoulin, (i) by mail to: 800 rue Square Victoria, Suite 3500, Montreal, Québec, Canada H4Z 1E9, Attention: Sébastien Bellefleur, (ii) by email to: sbellefleur@fasken.com with the subject Nomad Royalty Company Ltd. – Dissent Notice or (iii) by facsimile to 514-397-7600 (Attention: Sébastien Bellefleur), the certificates representing the Dissent Shares. Nomad will endorse share certificates received from Dissenting Shareholders with a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder. Dissenting Shareholders who fail to send the share certificates representing the Dissent Shares forfeit their right to make a claim under Section 190 of the CBCA.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of their Dissent Shares, other than the right to be paid the fair value of their Dissent Shares as determined pursuant to Section 190 of the CBCA, the Interim Order and the Final Order, except where, prior to Effective Date: (i) the Dissenting Shareholder withdraws their Demand for Payment before Nomad makes an Offer to Pay (defined below) to the Dissenting Shareholder; (ii) an Offer to Pay is not made in accordance with Section 190(12) of the CBCA and the Dissenting Shareholder withdraws their Demand for Payment; or (iii) the Nomad Board revokes the Arrangement Resolution, in which case Nomad will reinstate the Dissenting Shareholder’s rights in respect of their Dissent Shares as of the date the Demand for Payment was sent. In (i) and (ii), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time. Pursuant to the Plan of Arrangement, subject to Section 190 of the CBCA, in no case will Sandstorm, Nomad or any other Person be required to recognize any Dissenting Shareholder, in respect of their Dissent Shares (including any Dissent Shares held as an Intermediary), as a Nomad Shareholder after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the list of Registered Shareholders at the Effective Date. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Nomad Warrants, Nomad Options, Nomad RSUs, Nomad DSUs or Nomad PSUs (ii) holders of Nomad Shares who vote or have instructed a proxyholder to vote such Nomad Shares in favour of the Arrangement Resolution.

No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written offer to pay (an “Offer to Pay”) for their Dissent Shares in an amount considered by the board of directors of the Combined Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissent Shares must be on the same terms as every other Offer to Pay in respect of Dissent Shares. Payment for the Dissent Shares held by a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made.

If an Offer to Pay for the Dissent Shares held by a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Nomad may, within 50 days after the Effective Date or within such further period as the Court may allow, submit an application to the Court to fix a fair value for the Dissent Shares held by a Dissenting Shareholder. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or such other period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Nomad or a Dissenting Shareholder must be made in the Court in Québec or a court having jurisdiction in the place where the Dissenting Shareholder resides if Nomad carries on business in that province.

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If Nomad makes an application to the Court, it must give notice to each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders.

The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the Nomad Shares held by Dissenting Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment of the amount so fixed. Any judicial proceeding involving the determination of fair value will result in delay of receipt by a Dissenting Shareholder of payment for such Dissenting Shareholder’s Dissent Shares. The final order of the Court in the proceedings commenced by an application by Nomad or a Dissenting Shareholder must be rendered against Nomad and in favour of each Dissenting Shareholder joined as a party and for the amount of the Nomad Shares held by Dissenting Shareholders as fixed by the Court.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Nomad Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights.

The Arrangement Agreement provides that it is a condition to the obligations of Sandstorm that Nomad Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Nomad Shareholders representing not more than 5% of the Nomad Shares then outstanding).

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Nomad, other than as disclosed in this Circular or the documents incorporated by reference herein, no “informed person” (as defined in NI 51-102) of Nomad, or any associate or affiliate of any such informed person, has, had or would have any material interest, direct or indirect, in any transaction since the commencement of Nomad’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Nomad or any of its subsidiaries. See “General Information concerning the Meeting and Voting — Principal Holders of Nomad Shares” and “The Arrangement — Interests of Certain Parties in the Arrangement”.

INTERESTS OF EXPERTS

The Nomad Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, as stated in its report which is also incorporated herein by reference. PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, has advised that it is independent with respect to Nomad within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB.

The Sandstorm Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, as stated in its report which is also incorporated herein by reference. PricewaterhouseCoopers LLP has advised that it is independent with respect to Sandstorm in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia has complied with the SEC’s rule on auditor independence and Rule 3520 Auditor Independence of the PCAOB.

The BaseCore Financial Statements included in “Appendix M ‑ BaseCore Financial Statements” attached to this Circular have been audited by Deloitte LLP, as stated in their reports which are also included herein. Deloitte LLP is independent with respect to the BaseCore Royalty Package within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

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NBF is named as having prepared or certified a report, statement or opinion in this Circular, specifically the NBF Fairness Opinion. See “The Arrangement – NBF Fairness Opinion”. Except for the fees to be paid to NBF, a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Nomad, each of NBF’s financial advisors, directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, less than 1% of the outstanding securities of Nomad or any of its associates or affiliates, has not received or will not receive any direct or indirect interests in the property of Nomad or any of its associates or affiliates, and is not expected to be elected, appointed or employed as a director, officer or employee of Nomad or any associate or affiliate thereof.

Cormark is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Cormark Fairness Opinion. See “The Arrangement – Cormark Fairness Opinion”. Except for the fees to be paid to Cormark for the Cormark Fairness Opinion (no portion of which is contingent on the conclusion reached in the Cormark Fairness Opinion or upon completion of the Arrangement), to the knowledge of Nomad, each of Cormark’s financial advisors, directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, less than 1% of the outstanding securities of Nomad or any of its associates or affiliates, has not received or will not receive any direct or indirect interests in the property of Nomad or any of its associates or affiliates, and is not expected to be elected, appointed or employed as a director, officer or employee of Nomad or any associate or affiliate thereof.

All scientific and technical information of the Company in this Circular or incorporated by reference in “Appendix I – Information Concerning Nomad” attached to this Circular has been reviewed and approved by Vincent Cardin-Tremblay, P.Geo, Vice President, Geology of the Company, who is a Qualified Person under NI 43-101, except for scientific and technical information relating to the Blyvoor Gold Mine.

Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, a Director of Minxcon, Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, a Director of Minxcon, and Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, a Director of Minxcon, each a Qualified Person under NI 43-101 prepared the Blyvoor Report. Each of Messrs. Odendaal, Engelmann and van Heerden has reviewed and approved the scientific and technical disclosure relating to the Blyvoor Gold Mine contained in this Circular, or incorporated by reference herein.

Peter Allen, BEng (Metallurgy), MAusIMM of GR Engineering Services, Chris Arnold, FAusIMM and Simon Kusabs, FAusIMM of AMC Consultants Pty Ltd., Goktug Evin, SME Registered Member of SRK Consulting (US), Zafir Ekmekci, SME Registered Member of Hacettepe Mineral Teknolojileri Ltd., Ömer Ardıç, P.E., SME Registered Member, MAIG of INR Consulting and Engineering Inc., and Paul Newling, FAusIMM, CP(Met) of NewPro Consulting and Engineering Services have acted as Qualified Persons on the Hod Maden Report and have reviewed and approved the information related to the Hod Maden Project contained in this Circular, or incorporated by reference herein. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm, has reviewed and approved the information related to the processing plant design and operating cost estimate for the process plant and infrastructure in sections 1.10, 1.12; 17; 21.4 to 21.5; 25.2 and 25.3 as well as all portions relating to tailings storage facility design associated matters, section 18.5 and the relevant sections of 1, 3, 21, and 25 to 27 of the Hod Maden Report contained in this Circular or incorporated by reference herein.

The scientific and technical information in respect of the Antamina mine, and except as otherwise provided in this Circular, all other scientific and technical information of Sandstorm in this Circular, or incorporated by reference in “Appendix J – Information Concerning Sandstorm” attached to this Circular, have been reviewed and approved by Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm who is a Qualified Person under NI 43-101.

As at the date hereof, each of the foregoing Qualified Persons (with the exception of Mr. Cardin-Tremblay) is independent of Nomad. To the knowledge of Nomad, each of the foregoing Qualified Persons, or their respective associates or affiliates, beneficially owns, directly or indirectly, less than 1% of the outstanding securities of Nomad or any of its associates or affiliates, has not received or will not receive any direct or indirect interests in the property of Nomad or any of its associates or affiliates, and is not expected to be elected, appointed or employed as a director, officer or employee of Nomad or any associate or affiliate thereof (with the exception of Mr. Cardin-Tremblay).

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ADDITIONAL INFORMATION

The information contained in this Circular is given as of July 11, 2022, except as otherwise indicated. Financial information is provided in the Nomad Financial Statements and the Nomad MD&As.

Additional information relating to Nomad can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Nomad Shareholders may contact Nomad by mail at 1275 Av. des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, by calling (438) 538-7555 or by email request to corporatesecretary@nomadroyalty.com to request copies of the Nomad Financial Statements and the Nomad MD&As.

Information contained in or otherwise accessible through Nomad’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

The content and the sending of the Notice of Special Meeting and this Circular to each Nomad Shareholder entitled to receive notice of the Meeting and to the independent auditor of Nomad, have been approved by the Nomad Board.

Dated at Montreal, Québec this 11th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) “‘Elif Lévesque”
Elif Lévesque
Chief Financial Officer and Corporate Secretary
Nomad Royalty Company Ltd.

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CONSENT OF NATIONAL BANK FINANCIAL INC.

To: The Board of Directors of Nomad Royalty Company Ltd.

We hereby consent to the references within the management information circular of Nomad Royalty Company Ltd. (“Nomad”) dated July 11, 2022 (the “Circular”) to our firm name and to the fairness opinion of our firm dated May 1, 2022 (the “NBF Fairness Opinion”), which we prepared and delivered to the special committee of the Board of Directors of Nomad (the “Special Committee”) and the Board of Directors of Nomad in connection with the arrangement agreement dated May 1, 2022 entered into between Nomad and Sandstorm Gold Ltd., and to the inclusion of the full text of the NBF Fairness Opinion as Appendix F to the Circular. In providing this consent, we do not intend that any persons other than the Special Committee and the Board of Directors of Nomad rely upon such fairness opinion.

Toronto, Ontario

July 11, 2022

(Signed) National Bank Financial Inc.

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CONSENT OF CORMARK SECURITIES INC.

To: The Board of Directors of Nomad Royalty Company Ltd.

We hereby consent to the references within the management information circular of Nomad Royalty Company Ltd. (“Nomad”) dated July 11, 2022 (the “Circular”) to our firm name and to the fairness opinion of our firm dated May 1, 2022 (the “Cormark Fairness Opinion”), which we prepared for the special committee of the Board of Directors of Nomad (the “Special Committee”) in connection with the arrangement agreement dated May 1, 2022 entered into between Nomad and Sandstorm Gold Ltd., and to the inclusion of the full text of the Cormark Fairness Opinion as Appendix G to the Circular. In providing this consent, we do not intend that any persons other than the Special Committee rely upon such fairness opinion.

Toronto, Ontario

July 11, 2022

(Signed) Cormark Securities Inc.

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Appendix A

Glossary of defined terms

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Nomad and a third party other than Sandstorm: (a) that is entered into in accordance with Article 5 of the Arrangement Agreement; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (c) that does not permit the sharing of confidential information with potential co-bidders; and (d) that does not preclude or limit the ability of Nomad to disclose information relating to such agreement or the negotiations contemplated thereby, to Sandstorm;

“Acquisition Agreement” has the meaning ascribed thereto in “The Arrangement Agreement - Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals - Nomad Non-Solicitation, Board Recommendation and Acquisition Proposals”;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Nomad Shares (or securities convertible into or exchangeable or exercisable for Nomad Shares) representing 20% or more of the Nomad Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold Nomad Royalty and Stream Interests (as defined in the Arrangement Agreement) or that individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Nomad Public Disclosure Record (as defined in the Arrangement Agreement) (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) variation, amendment or modification or proposed variation, amendment or modification of any such proposal, inquiry, expression or indication of interest or offer (including, for greater certainty, variations, amendments or modifications after the date of the Arrangement Agreement to any proposal, expression of interest or inquiry or offer that was made before the date of the Arrangement Agreement);

“Additional Sandstorm Transactions” means the BaseCore Transaction and the Spin-off Transaction;

“Advance Ruling Certificate” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Canadian Competition Approval”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions;

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“Alternative Transaction” has the meaning ascribed thereto in “The Arrangement – Orion Voting Agreements”;

“Amended LOI” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular;

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“Antamina NPI” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – BaseCore Transaction” attached to this Circular;

“Antamina Residual Royalty” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular;

“Antamina Silver Stream” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular;

“Appendices” means the appendices attached to the Circular;

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Sandstorm and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 1, 2022, between Nomad and Sandstorm, together with the Schedules attached thereto, the disclosure letters executed by Sandstorm and Nomad on May 1, 2022 in connection with the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Nomad Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form of Appendix B hereto;

“Articles of Amendment” means the articles of amendment of Nomad;

“Articles of Arrangement” means the articles of arrangement of Nomad in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to Nomad and Sandstorm, each acting reasonably;

“BaseCore” means BaseCore Metals LP, an entity equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan;

“BaseCore Agreement” means Asset Purchase and Sale Agreement between BaseCore and Sandstorm dated as May 1, 2022;

“BaseCore Financial Statements” means the audited carve-out financial statements of the BaseCore Royalty Package as at and for the years ended December 31, 2021 and 2020, and the unaudited condensed interim carve-out financial statements of the BaseCore Royalty Package as at and for the three months ended March 31, 2022 and 2021, together with the notes thereto, copies of which are annexed in “Appendix M – BaseCore Financial Statements” attached to this Circular;

“BaseCore Royalty Package” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – BaseCore Transaction” attached to this Circular;

“BaseCore Transaction” means the acquisition by Sandstorm of the BaseCore Royalty Package from BaseCore described in “Appendix J –Information Concerning Sandstorm– Recent Developments – BaseCore Transaction” attached to this Circular;

“BCBCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, including the regulations promulgated thereunder;

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“Beneficial Shareholder” or “Non-Registered Shareholder” means a Nomad Shareholder whose Nomad Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS);

“Blyvoor Gold Mine” means the Blyvoor gold mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa, owned and operated by Blyvoor Gold (Pty) Ltd.;

“Blyvoor Report” means the NI 43-101 technical report on the Blyvoor Gold Mine entitled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021, prepared by Minxcon for the Company and Blyvoor Gold (Pty) Ltd., a copy of which is available on the Company’s SEDAR profile at www.sedar.com;

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Sandstorm;

“BoC” means the Bank of Canada;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Québec or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Canadian Base Shelf Prospectus” has the meaning ascribed thereto in National Instrument 44-102 – Shelf Distributions;

“Canadian Competition Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either: (a) the applicable waiting period under section 123 of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate and such Advance Ruling Certificate shall not have been rescinded or amended prior to the Effective Date;

“Canadian Securities Laws” means the Securities Act (Québec), together with all other applicable Canadian provincial and territorial Securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 – General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Shelf Prospectus Supplement” has the meaning given to it in National Instrument 44-102 – Shelf Distributions;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“CDS” means CDS Clearing and Depository Services Inc.;

“Chair” means the chair of the Meeting;

“Chair of the Board” means the chair of the Nomad Board;

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“Change of Recommendation” means either (A) the Nomad Board fails to publicly make a recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Nomad or the Nomad Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Sandstorm the Nomad Board Recommendation (it being understood that publicly taking no position or a neutral position by Nomad and/or the Nomad Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), or (B) Sandstorm requests that the Nomad Board reaffirm its recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution and the Nomad Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Meeting;

“Chief Executive Officer” or “CEO” means the chief executive officer of Nomad;

“Chief Financial Officer” or “CFO” means the chief financial officer of Nomad;

“Chief Investment Officer” or “CIO” means the chief investment officer of Nomad;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Circular” means the notice of the Meeting to be sent to the Nomad Shareholders in connection with the Meeting and the accompanying management proxy circular, including all schedules, Appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Closing” means the closing of the Arrangement as provided for in the Arrangement Agreement;

“CMA” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Material Properties – Antamina Mine – Property Description, Location and Access” attached to this Circular;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means Sandstorm after completion of the Arrangement;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

“Competing Party” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Competing Proposal” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Competition Act” means the Competition Act (Canada) R.S.C. 1985, c. C-35, as amended, and the regulations promulgated thereunder;

“Competition Tribunal” means the administrative tribunal established by the Competition Tribunal Act (Canada) (R.S.C., 1985, c. 19 (2nd Supp.)), as amended;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement between Nomad and Sandstorm dated as of March 1, 2022;

“Consideration” means 1.21 Sandstorm Shares for each Nomad Share;

“Consideration Share” means the Sandstorm Shares to be issued for each Nomad Share pursuant to the Arrangement;

“Contracts” has the meaning ascribed thereto in the Arrangement Agreement;

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“Control Number” has the meaning ascribed thereto in “General Information concerning the Meeting and Voting — Meeting Information — Registered Shareholders”;

“Cormark” means Cormark Securities Inc.;

“Cormark Fairness Opinion” means the opinion of Cormark to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters stated in the Cormark Fairness Opinion, as of the date of the opinion, the Consideration to be received by the Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders;

“Corporate Secretary” means the corporate secretary of Nomad, Elif Lévesque;

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montreal;

“CRA” means the Canada Revenue Agency;

“CVR” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Delivery Threshold” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Transaction Terms and Details” attached to this Circular;

“Demand for Payment” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Demand Registration” has the meaning ascribed thereto in “The Arrangement - Registration Rights Agreement”;

“Demand Registration Right” has the meaning ascribed thereto in “The Arrangement - Registration Rights Agreement”;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Nomad Shares for the Consideration in connection with the Arrangement;

“DEVELOP” means DEVELOP Global Limited;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the Interim Order and Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissent Shares” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Dissenting Shareholder” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Distribution” means a sale or distribution of Sandstorm Shares to the public by way of (i) a Canadian Prospectus under Canadian Securities Laws in one or more jurisdictions in Canada, other than Québec, (ii) a Registration Statement under U.S. Securities Laws in the United States or (iii) a combination of (i) and (ii);

“DRS Advice” means direct registration system advice for book-entry only Nomad Shares;

“DTC” means The Depository Trust Company;

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“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Electing Affiliate” means any former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed, (A) receives Sandstorm Shares pursuant to the Plan of Arrangement which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Sandstorm Shares or (B) otherwise becomes an “affiliate” of Sandstorm within the meaning of Rule 405 under the U.S. Securities Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Sandstorm Shares immediately following the Effective Time, has provided Sandstorm with evidence reasonably satisfactory to Sandstorm that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to Sandstorm prior to the Effective Time to become bound by a registration rights agreement;

“Entrée” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Transaction Terms and Details” attached to this Circular;

“Equinox Gold” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction” attached to this Circular;

“Exchange” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations — U.S. Holders

Exchange of Nomad Shares for Sandstorm Shares Pursuant to the Arrangement - Exchange of Nomad Shares for Sandstorm Shares Pursuant to the Arrangement”;

“Exchange Ratio” means the exchange ratio of 1.21 Sandstorm Shares for each Nomad Share, as such Exchange Ratio may be adjusted pursuant to the Arrangement Agreement;

“Excluded Nomad Shareholders” means, collectively, Vincent Metcalfe, Elif Lévesque and Joseph de la Plante, means, collectively, Vincent Metcalfe, Elif Lévesque and Joseph de la Plante, who collectively beneficially owned, directly or indirectly, or over which they have control or direction with their related parties or joint actors, an aggregate of 1,478,394 Nomad Shares as of the Record Date;

“Executive Employment Agreements” has the meaning ascribed thereto in “The Arrangement — Interests of Certain Parties in the Arrangement — Termination and Change of Control Benefits”;

“Extended Period” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — South African Competition Approval”;

“Fairness Opinions” means collectively the Cormark Fairness Opinion and the NBF Fairness Opinion;

“Fasken” means Fasken Martineau DuMoulin LLP;

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to Nomad and Sandstorm, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Nomad and Sandstorm, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both Nomad and Sandstorm, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

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“Final Revised Sandstorm Proposal” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“First Revised Sandstorm Proposal” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“FSE” means the Frankfurt Stock Exchange;

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE ;

“Heron” means Heron Resources Limited;

“Hod Maden Project” means the Hod Maden project located in Turkey;

“Hod Maden Report” means the technical report entitled “Hod Maden Project Feasibility Study NI 43-101 Technical Report” dated December 15, 2021, with an effective date of February 28, 2021, prepared for Sandstorm in accordance with NI 43-101;

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Horizon Antamina Agreement” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular;

“Horizon Copper” or “RNP” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction” attached to this Circular;

“Horizon Copper Debenture” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction – Spin-off of Antamina NPI” attached to this Circular;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“In-The-Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;

“Incentive Securities” means, collectively, the Nomad DSUs, the Nomad RSUs, the Nomad PSUs and the Nomad Options;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Initial Period” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — South African Competition Approval”;

“Initial Sandstorm Proposal” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Interested Party” has the meaning ascribed thereto under “The Arrangement - Cormark Fairness Opinion”;

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“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated by the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to Nomad and Sandstorm, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Nomad and Sandstorm, each acting reasonably;

“Intermediary” has the meaning ascribed thereto in “General Information concerning the Meeting and Voting — Voting Instructions — Beneficial Shareholders”;

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“Law” or “Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Lead Marketing Fee Agreement” means the lead marketing agreement between Tarago Operations Pty Ltd. and OMF Fund II (LI) LP dated June 29, 2017, relating to the Woodlawn Mine which was acquired by Nomad in the context of the Orion Vend-In (as defined in the Nomad AIF) described in section “The Corporation – Nomad Portfolio Assets – Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia – Heron Resources Limited” of the Nomad AIF;

“Letter of Transmittal” means the letter of transmittal that accompanies this Circular for use by Registered Shareholders;

“LOI” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction” attached to this Circular;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, with respect to any Party, any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Party and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)

any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global changes;

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(b)

any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war (including any ongoing conflict involving Russia and Ukraine);

(c)

any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God, including in each of the aforementioned cases, any escalation or worsening thereof;

(d)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(e)	changes or developments affecting the global mining industry in general;

(f)	any changes in the price of gold, silver, copper or iron ore;

(g)	any generally applicable changes in IFRS after the date hereof;

(h)

the announcement or pendency of the Arrangement Agreement or the transactions contemplated thereby, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated thereby;

(i)	a change in the market price of the shares of a Party as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby;

(j)	the taking of any action required by, or the failure to take any action expressly prohibited by the Arrangement Agreement; or

(k)

the failure of the person of its subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has otherwise occurred), provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect a Party and its subsidiaries taken as a whole in comparison to other persons who operate in the royalty and streaming industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“material change” has the meaning ascribed thereto in the Securities Act;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Meeting” means the special meeting of Nomad Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular;

“Mercedes Mine” means the Mercedes mine located in the state of Sonora in Mexico, owned and operated by Bear Creek Mining Corporation;

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“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning attributed to such term under the Securities Act;

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada;

“NBF” means National Bank Financial Inc.;

“NBF Fairness Opinion” means the opinion of NBF to the effect that, based upon and subject to the assumptions, limitations, qualifications and other matters stated in the NBF Fairness Opinion, as of the date of the opinion, the Consideration to be received by the Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders;

“NCIB” has the meaning ascribed thereto under “Appendix J –Information Concerning Sandstorm– Recent Developments – NCIB Renewal” attached to this Circular;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“No Action Letter” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Canadian Competition Approval”;

“Nomad” or “Company” means Nomad Royalty Company Ltd., a limited company existing under the CBCA;

“Nomad AIF” means the annual information form dated March 30, 2022 of Nomad for the year ended December 31, 2021;

“Nomad Annual Financial Statements” means the audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditors’ report thereon;

“Nomad Annual MD&A” means the management’s discussion and analysis of Nomad for the fiscal year ended December 31, 2021;

“Nomad Board” means the board of directors of Nomad as the same is constituted from time to time;

“Nomad Board Recommendation” means the unanimous determination of the Nomad Board, after receiving advice from its financial advisors and outside legal counsel and following the receipt and review of a unanimous recommendation from the Special Committee, that the Arrangement is in the best interests of Nomad and the unanimous recommendation of the Nomad Board to Nomad Shareholders that they vote in favour of the Arrangement Resolution;

“Nomad Budget” means the Nomad draft budget for the twelve months period ending on December 31, 2022 attached to the Nomad Disclosure Letter;

“Nomad Credit Agreement” means the amended and restated credit agreement dated September 13, 2021 among, inter alios, the Company, as borrower, The Bank of Nova Scotia, as administrative agent, and the lenders from time to time party thereto, for a US$125 million revolving credit facility, with an option to increase, subject to certain conditions, to US$150 million, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time;

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“Nomad Credit Facility” means the revolving credit facility of Nomad pursuant to the Nomad Credit Agreement;

“Nomad Disclosure Letter” means the disclosure letter dated May 1, 2022 regarding the Arrangement Agreement executed by Nomad and delivered to Sandstorm concurrently with the execution of the Arrangement Agreement;

“Nomad DRIP” means the dividend reinvestment plan of Nomad, as described in Nomad’s public disclosure record;

“Nomad DSUs” means the outstanding deferred share units credited under the Nomad Share Unit Plan;

“Nomad Equity Compensation Plans” means collectively, the Nomad Stock Option Plan, the Nomad Legacy Option Plan, the Nomad Share Unit Plan and the Nomad DSU Plan;

“Nomad Executives” means (i) the Chair of the Board, Director and CEO, (ii) the Director and CIO, and (iii) the CFO and Corporate Secretary of the Company;

“Nomad Financial Statements” means the Nomad Annual Financial Statements and the Nomad Interim Financial Statements;

“Nomad Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Nomad for the three months ended March 31, 2022 and 2021, together with the notes thereto;

“Nomad Interim MD&A” means the interim management discussion and analysis of Nomad for the three months ended March 31, 2022 and 2021;

“Nomad Legacy Stock Option Plan” means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as Nomad then was) on October 28, 2009;

“Nomad Material Contracts” has the meaning ascribed thereto in the Arrangement Agreement;

“Nomad MD&As” means the Nomad Annual MD&A and the Nomad Interim MD&A;

“Nomad Non-IFRS measures” has the meaning ascribed thereto in “Non-IFRS Financial Performance Measures”;

“Nomad Optionholders” means the holders of Nomad Options;

“Nomad Options” means the outstanding options to purchase Nomad Shares granted under or otherwise subject to the Nomad Stock Option Plan or the Nomad Legacy Stock Option Plan;

“Nomad PSUs” means the outstanding performance share units credited or granted under the Nomad Share Unit Plan;

“Nomad RSUs” means the outstanding restricted share units credited or granted under the Nomad Share Unit Plan;

“Nomad Share Unit Plan” means the share unit plan of Nomad effective May 29, 2020;

“Nomad Shareholders” means the holders of Nomad Shares;

“Nomad Shareholder Approval” means the affirmative vote of at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders virtually present or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders virtually present or represented by proxy at the Meeting, excluding the votes cast by the Excluded Nomad Shareholders;

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“Nomad Shares” means common shares in the capital of Nomad, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “NSR”;

“Nomad Stock Option Plan” means the stock option plan of Nomad effective May 29, 2020;

“Nomad Voting Agreements” or “Nomad D&O Voting Agreements” means the voting and support agreements entered into by Sandstorm with all of the directors of Nomad and the Nomad Executives on May 1, 2022, pursuant to which, among other things, such directors and Nomad Executives have agreed to vote all of the Nomad Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements;

“Nomad Warrants” means collectively, (i) the 19,991,846 November 2020 Warrants expiring on November 19, 2022; (ii) the 2,000,000 common share purchase warrants of the Company expiring on May 13, 2024 and (iii) the 2,884,616 common share purchase warrants of the Company expiring on July 31, 2022;

“Non-IFRS measures” has the meaning ascribed thereto in “Non-IFRS Financial Performance Measures”;

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“Notice of Appearance” has the meaning ascribed thereto in “The Arrangement — Court Approval and Completion of the Arrangement”;

“Notice of Application” means the notice of application applying for the Final Order approving the Arrangement as attached hereto as Appendix D;

“Notice of Special Meeting” means the Notice of Special Meeting of Nomad Shareholders that accompanies this Circular;

“Notifiable Transaction” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Canadian Competition Approval”;

“Notifications” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Canadian Competition Approval”;

“November 2020 Warrants” means the common share purchase warrants of the Company issued to the shareholders of Coral Gold Resources Ltd. in the context of the acquisition by the Company of all of the issued and outstanding common shares of Coral Gold Resources Ltd. pursuant to a statutory plan of arrangement under the BCBCA on November 19, 2020;

“NYSE” means the New York Stock Exchange;

“Offer to Pay” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Orion Entities” means Orion Mine Finance Management II Limited and Orion Mine Finance Management III LLC, collectively;

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“Orion Voting Agreements” means the voting and support agreements dated May 1, 2022 between Sandstorm and the Orion Entities;

“Outside Date” means the later of: (i) September 28, 2022; (ii) 30 days following the date of the Meeting; or (iii) such later date as may be agreed to in writing by the Parties;

“Party A” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Party B” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Parties” means Nomad and Sandstorm, and “Party” means either of them;

“PCAOB” means Public Company Accounting Oversight Board (United States);

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations —U.S. Holders— Distributions on Sandstorm Shares Received Pursuant to the Arrangement”;

“Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA, substantially in the form and on the terms set out in Appendix C hereto, and any amendments or variations thereto made in accordance with Section 8.9 of the Arrangement Agreement or the Plan of Arrangement;

“Preference Shares” means the preferred shares in the capital of Nomad;

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Proposed Transaction” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Purchaser Material Contracts” has the meaning ascribed thereto in the Arrangement Agreement;

“QEF election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations —U.S. Holders— Passive Foreign Investment Company Considerations – Certain Elections with respect to PFIC Shares”;

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101;

“RDSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“Record Date” means July 5, 2022;

“Registered Plans” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“Registered Shareholder” means a Nomad Shareholder that has a share certificate for Nomad Shares which are registered in their name or if a Nomad Shareholder holds Nomad Shares through direct registration;

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“Registrable Securities” means the Sandstorm Shares acquired pursuant to the Plan of Arrangement that are held or controlled by any Electing Affiliate, until the earliest date on which such Sandstorm Shares (i) are no longer beneficially owned (within the meaning of applicable Securities Laws) by an Electing Affiliate, (ii) have been resold to Persons other than an Electing Affiliate pursuant to Rule 144 under the U.S. Securities Act or pursuant to an exemption from the requirement to prepare a Canadian Prospectus under the Canadian Securities Laws or (iii) have been resold by an Electing Affiliate under an effective Registration Statement or Canadian Prospectus;

“Registration Rights Agreement” means the registration rights agreement between each Electing Affiliate, substantially in the form attached to the Circular as Appendix H;

“Registration Statement” means any registration statement of Sandstorm filed with, or to be filed with, the SEC under the U.S. Securities Act including the related Canadian Prospectus, amendments and supplements to such registration statement, include pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“Regulatory Approvals” means the Canadian Competition Approval, the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX and the NYSE and, collectively, and in each case to the extent it has been agreed by the Parties in accordance with the Arrangement Agreement that such approval shall be obtained, including the South African Competition Approval and any other applicable regulatory approvals;

“Replacement Option” means an option to purchase Sandstorm Shares to be issued in accordance with Section 3.1(f) of the Plan of Arrangement;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“RESP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“Review Process” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“RNP” means Royalty North Partners Ltd.;

“RNP Financing” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments– Spin-off Transaction – Horizon Copper” attached to this Circular;

“Rosedale” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction” attached to this Circular;

“RRIF” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“RRSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“RTO” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Spin-off Transaction” attached to this Circular;

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“Sandbox” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction” attached to this Circular;

“Sandbox Agreements” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction” attached to this Circular;

“Sandbox Financing” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction – Transaction Details” attached to this Circular;

“Sandbox Transaction” has the meaning ascribed thereto under “Appendix J - Information Concerning Sandstorm - Recent Developments – Sandbox Transaction” attached to this Circular;

“Sandstorm” means Sandstorm Gold Ltd., a company existing under the BCBCA;

“Sandstorm Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Sandstorm Shares (or securities convertible into or exchangeable or exercisable for Sandstorm Shares) representing 20% or more of the Sandstorm Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Sandstorm or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Sandstorm and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of Sandstorm and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Sandstorm and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Sandstorm most recently filed prior to such time as part of Sandstorm public disclosure record (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

“Sandstorm AIF” means the annual information form of Sandstorm for the year ended December 31, 2021;

“Sandstorm Annual Financial Statements” means the audited consolidated financial statements of Sandstorm for the years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditors’ report thereon;

“Sandstorm Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of Sandstorm for the year ended December 31, 2021;

“Sandstorm Board” means the board of directors of Sandstorm as the same is constituted from time to time;

“Sandstorm Board Recommendation” means the unanimous determination of Sandstorm Board, after consultation with its financial advisors and its outside legal counsel, that the Arrangement is in the best interests of Sandstorm and the unanimous recommendation of the Sandstorm Board to Sandstorm Shareholders that they vote in favour of the Sandstorm Shareholder Resolution;

“Sandstorm Change of Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement - Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals - Sandstorm Non-Solicitation, Board Recommendation and Acquisition Proposals”;

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“Sandstorm Circular” means the notice of the Sandstorm Meeting to be sent to the Sandstorm Shareholders in connection with the Sandstorm Meeting and the accompanying management proxy circular, including all schedules, Appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Sandstorm Disclosure Letter” means the disclosure letter dated May 1, 2022 regarding the Arrangement Agreement executed by Sandstorm and delivered to Nomad concurrently with the execution of the Arrangement Agreement;

“Sandstorm Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Sandstorm for the three month period ended on March 31, 2022, together with the notes thereto;

“Sandstorm Interim MD&A” means the interim management discussion and analysis of Sandstorm for the three month period ended on March 31, 2022;

“Sandstorm MD&A” means the management discussion and analysis of Sandstorm for the year ended December 31, 2021;

“Sandstorm Meeting” means the special meeting of Sandstorm Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Arrangement Agreement to consider the Sandstorm Shareholder Resolution and for any other purpose as may be set out in the Sandstorm Circular;

“Sandstorm Options” means the outstanding options to purchase Sandstorm Shares granted under or otherwise subject to the Sandstorm Stock Option Plan;

“Sandstorm RSRs” means rights to acquire Sandstorm Shares granted pursuant to or otherwise subject to the Sandstorm Restricted Share Plan;

“Sandstorm Shareholder Resolution” means the resolution of the Sandstorm Shareholders approving the issuance of such number of Sandstorm Shares as is necessary to allow Sandstorm to acquire 100% of the issued and outstanding Nomad Shares pursuant to the Arrangement in accordance with Section 611(c) of the TSX Company Manual;

“Sandstorm Shareholder Approval” means the approval by the Sandstorm Shareholders of the Sandstorm Shareholder Resolution in the manner required by Section 611(c) of the TSX Company Manual;

“Sandstorm Shareholders” means the holders of the Sandstorm Shares;

“Sandstorm Shares” means common shares in the capital of Sandstorm, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbols “SSL” and “SAND” respectively;

“Sandstorm Stock Option Plan” means the stock option plan of Sandstorm dated June 8, 2016;

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“Sandstorm Superior Proposal” means a bona fide Sandstorm Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Sandstorm Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than the Company and its affiliates) that did not result from a breach of Article 5 of the Arrangement Agreement and which or in respect of which the Sandstorm Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Sandstorm Acquisition Proposal would, taking into account all of the terms and conditions of such Sandstorm Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interest of Sandstorm; and (ii) would provide superior financial benefits to Sandstorm than those which are anticipated to be provided by the Arrangement;

“Sandstorm Termination Fee” means the amount of US$23.6 million;

“Sandstorm Voting Agreements” or “Sandstorm D&O Voting Agreements” means the voting and support agreements entered into by Nomad with all of the directors of Sandstorm and the Sandstorm Executives pursuant to which, among other things, such directors and Sandstorm Executives have agreed to vote all of the Sandstorm Shares held by them in favour of the Sandstorm Shareholder Resolution, on the terms and subject to the conditions set forth in such agreement;

“SEC” means the United States Securities and Exchange Commission;

“Second Revised Sandstorm Proposal” has the meaning ascribed thereto under “The Arrangement - Background to the Arrangement”;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

“Securities Laws” means the Securities Act (Québec), the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Share Consolidation” means the consolidation of the issued and outstanding Nomad Shares on May 31, 2021 on the basis of one (1) post-consolidated Nomad Share for every ten (10) pre-consolidated existing Nomad Shares previously issued and outstanding;

“Shelf Registration” has the meaning ascribed thereto in “The Arrangement - Registration Rights Agreement”;

“Shelf Registration Statement” has the meaning ascribed thereto in “The Arrangement - Registration Rights Agreement”;

“South Africa Competition Act” means the South African Competition Act, No. 89 of 1998 (as amended), and regulations promulgated thereunder;

“South African Competition Approval” means a clearance decision issued by, or deemed to have been obtained due to lapse, expiration or termination of the waiting period from, the South African Competition Commission;

“South African Competition Commission” means the Competition Commission appointed under the South Africa Competition Act;

“Special Committee” means the special committee of independent directors established by the Nomad Board;

“Spin-off Transaction” means the divestiture of certain material copper-gold assets of Sandstorm by way of a reverse take-over transaction whereby Horizon Copper will acquire the said assets from Sandstorm or a wholly-owned subsidiary of Sandstorm as described in “Appendix J –Information Concerning Sandstorm– Recent Developments – Spin-off Transaction” attached to this Circular;

“subsidiary” or “subsidiaries” means, with respect to a specified entity, any:

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(a)

corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)

partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means a bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Sandstorm and its affiliates) that did not result from a breach of Article 5 of the Arrangement Agreement and which or in respect of which:

(a)

the Nomad Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interests of Nomad; and (ii) is superior to the Nomad Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Sandstorm pursuant to Section5.1(f)) of the Arrangement Agreement;

(b)	is made available to all of the Nomad Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence and/or access condition; and

(e)

the Nomad Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement - Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals - Nomad Non-Solicitation, Board Recommendation and Acquisition Proposals”;

“Superior Proposal Notice Period” has the meaning ascribed thereto in “The Arrangement Agreement - Covenants relating to Non-Solicitation, Board Recommendations and Acquisition Proposals - Nomad Non-Solicitation, Board Recommendation and Acquisition Proposals”;

“Supplementary Information Request” has the meaning ascribed thereto in “Regulatory Matters — Competition Law Matters — Canadian Competition Approval”;

“Supporting Nomad Shareholders” means, collectively, the directors and executive officers of Nomad who have entered into Nomad D&O Voting Agreements;

“Supporting Sandstorm Shareholders” means, collectively, the directors and certain officers of Sandstorm who have entered into Sandstorm D&O Voting Agreements;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

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“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“Tax” or “Taxes” means (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, license taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums, Canada and other government pension plan premiums or contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise;

“Termination Fee” means the amount of US$20.6 million;

“TFSA” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility of Sandstorm Shares for Investment”;

“Third-Party Proxyholder” has the meaning ascribed thereto in “General Information concerning the Meeting and Voting — Appointment of Proxies”;

“Transaction” means the completion of the acquisition of Nomad by Sandstorm in accordance with the terms of the Plan of Arrangement;

“Transfer” has the meaning ascribed thereto in “The Arrangement – Orion Voting Agreements”;

“Transfer Agent” means Computershare Investor Services Inc.;

“Treasury Regulations” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“TSX Company Manual” means the corporate finance manual published by the TSX, as amended from time to time;

“TSXV” means the TSX Venture Exchange;

“United States” or “US” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

“U.S. dollars” or “US$” means the currency of the United States;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended;

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“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended;

“U.S. federal Securities Laws” means the U.S. Securities Act and the U.S. Exchange Act, together with all other United States federal and state Securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“U.S. Shareholders” has the meaning ascribed thereto in “Regulatory Matters — U.S. Securities Laws Matters — Overview of Certain U.S. Federal Securities Laws”;

“Valid Business Reason” means the Sandstorm Board reasonably determines in its good faith judgment that either: (A) compliance with the Demand Registration, after giving effect to Sandstorm’s participation in such Demand Registration as contemplated in the Registration Rights Agreement, would (x) impede the ability of Sandstorm to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving Sandstorm which is pending, proposed or under active engagement with underwriters and the board of Sandstorm or (y) could reasonably be expected to result in a material adverse effect on the business or prospects of Sandstorm; or (B) there exists at the time material non-public information relating to Sandstorm that Sandstorm has a bona fide purpose for preserving as confidential and the disclosure of which would be detrimental to Sandstorm;

“Woodlawn Mine” means the Woodlawn mine located north of Canberra in New South Wales, Australia, operated by Heron;

“Woodlawn Silver Stream” means the silver stream on the Woodlawn Mine described in section “Description of Business - Description of the Assets - Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia - Heron Resources Limited” of Nomad AIF as supplemented by the section “Recent Developments” in Appendix I to this Circular; and

“Yamana” means Yamana Gold Inc.

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Appendix B

Form of Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.

The arrangement (as it may be modified or amended, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Nomad Royalty Company Ltd. (the “Company”) and Sandstorm Gold Ltd. (“Purchaser”), all as more particularly described and set forth in the management information circular of the Company dated July 11, 2022 (the “Information Circular”) accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated May 1, 2022 between the Company and the Purchaser (as it may be amended, modified or supplemented, the “Arrangement Agreement”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.

The plan of arrangement involving the Company (as it may be modified, amended or supplemented, the “Plan of Arrangement”), the full text of which is set out in Appendix C to the Information Circular, is hereby authorized, approved and adopted.

C.

The Arrangement Agreement and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D.

The Company is hereby authorized to apply for a final order from the Superior Court of Québec (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

E.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders and optionholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders or optionholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F.

Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and transactions contemplated thereby in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

G.

Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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Appendix C

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning ascribed thereto under the Securities Act (Québec);

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 1, 2022 between Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of thereof;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Nomad Shareholders at the Nomad Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Québec or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Nomad Royalty Company Ltd., a corporation existing under the federal laws of Canada;

“Consideration” means 1.21 Purchaser Shares for each Nomad Share;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

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“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montréal or other court as applicable;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Nomad Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning specified in Section 5.1;

“Dissenting Nomad Shareholder” means a registered Nomad Shareholder as of the record date for the Nomad Meeting who has duly and validly exercised the Dissent Rights in respect of all Nomad Shares held by such registered Nomad Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissent Shares” means Nomad Shares held by a Dissenting Nomad Shareholder and in respect of which the Dissenting Nomad Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the Purchaser and the Company may agree to in writing before the Effective Date;

“Electing Affiliate” means any Former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed, (A) receives Purchaser Shares pursuant to the Plan which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Purchaser Shares or (B) otherwise becomes an “affiliate” of Sandstorm within the meaning of Rule 405 under the U.S. Securities Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Purchaser Shares immediately following the Effective Time, has provided the Purchaser with evidence reasonably satisfactory to the Purchaser that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to the Purchaser prior to the Effective Time to become bound by a Registration Rights Agreement;

“Exchange Ratio” means 1.21;

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Former Nomad Shareholders” means, at and following the Effective Time, the holders of Nomad Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Nomad Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

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“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Nomad Shareholders for use in connection with the Arrangement;

“Nomad DSU Plan” means the deferred share unit plan of the Company effective May 29, 2020;

“Nomad DSUs” means the outstanding deferred share units issued under the Nomad DSU Plan;

“Nomad Legacy Option Plan” means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as the Company then was) on October 28, 2009;

“Nomad Meeting” means the special meeting of the Nomad Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Nomad Option In-The-Money Amount” in respect of a Nomad Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Nomad Shares that a holder is entitled to acquire on exercise of such Nomad Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Nomad Shares;

“Nomad Option Plan” means the stock option plan of the Company effective May 29, 2020;

“Nomad Optionholder” means a holder of one or more Nomad Options;

“Nomad Options” means stock options to acquire Nomad Shares granted pursuant to or otherwise subject to the Nomad Option Plan or the Nomad Legacy Option Plan;

“Nomad PSUs” means performance share units issued under the Nomad Share Unit Plan;

“Nomad RSUs” means restricted share units issued under the Nomad Share Unit Plan;

“Nomad Share Unit Plan” means the share unit plan of the Company effective May 29, 2020;

“Nomad Shareholder” means a holder of one or more Nomad Shares;

“Nomad Shares” means the common shares without par value in the capital of the Company;

“Nomad Warrants” means collectively, (i) an aggregate of 19,997,118 common share purchase warrants of the Company expiring November 19, 2022; (ii) an aggregate of 2,000,000 common share purchase warrants of the Company expiring May 13, 2024 and (iii) an aggregate of 2,884,616 common share purchase warrants of the Company expiring July 31, 2022;

“Plan” or “Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the terms hereof and of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Sandstorm Gold Ltd., a corporation incorporated under the laws of the Province of British Columbia;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registration Rights Agreement” means the agreement in the form attached to the Nomad circular;

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“Replacement Option” has the meaning set out in Section 3.1(f);

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder; and

“TSX” means the Toronto Stock Exchange.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3 Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4 Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

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1.5 Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6 Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein.

1.8 Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to Eastern time.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement constitutes an Arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2 Effect of the Arrangement

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Nomad Shares, including Dissenting Nomad Shareholders, all registered and beneficial holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the registrar and transfer agent in respect of the Nomad Shares, and all other persons.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

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(a)

each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect;

(b)

each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect;

(c)

each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to Section 4.5, and each Nomad DSU shall immediately be cancelled;

(d)

immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5, and:

(i)

such Dissenting Nomad Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1 out of reserves established by the Company therefore; and

(ii)	such Dissenting Nomad Shareholder’s names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company;

(e)

each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)

each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

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(f)

each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested option (a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 (eighteen) months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option;

(g)

Purchaser shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of the Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Purchaser; and

(h)

each Electing Affiliate and the Purchaser shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Nomad Warrants

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by the Purchaser to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. Holders of Nomad Warrants will be advised that securities issuable upon the exercise of the Nomad Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

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3.3 Adjustments to Consideration

The Consideration payable to a Nomad Shareholder pursuant to Section 3.1(e) will be adjusted to reflect fully the effect of any stock split, reverse stock split, dividend (including any dividend or distribution of securities convertible into Nomad Shares), consolidation, reorganization, recapitalization, subdivision or other like change with respect to Nomad Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.4 Deemed Fully Paid and Non-Assessable Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1 Payment and Delivery of Consideration

(a)

Following receipt of the Final Order and prior to filing of the Articles of Arrangement, the Purchaser shall deliver or cause to be delivered to the Depositary, for the benefit of applicable holders of Nomad Shares, sufficient Purchaser Shares to satisfy the aggregate Consideration payable to the Nomad Shareholders in accordance with Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Nomad Shareholders for distribution to such Former Nomad Shareholders in accordance with the provisions of this Article 4.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Nomad Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Nomad Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Nomad Shareholder, the Consideration that such Former Nomad Shareholder has the right to receive under this Plan of Arrangement for such Nomad Shares, less any amounts withheld pursuant to Section 4.5, and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered for cancellation as contemplated by Section 4.1(b), each certificate that immediately prior to the Effective Time represented one or more Nomad Shares (other than Dissent Shares or Nomad Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 4.5.

(d)

No Nomad Shareholder shall be entitled to receive any consideration with respect to such Nomad Shares other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)

Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Nomad Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(f)

After the Effective Time, each certificate formerly representing Nomad Options will be deemed to represent Replacement Options as provided in Section 3.1, provided that upon any transfer of such certificate formerly representing Nomad Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Nomad Options shall be deemed to be cancelled.

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4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Nomad Shares that were transferred pursuant to Section 3.1(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 No Fractional Consideration

In no event shall any holder of Nomad Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Nomad Shareholder as Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Nomad Shareholder shall be rounded down to the nearest whole Purchaser Share.

4.4 Post-Effective Time Dividends and Distributions

No dividend or other distribution declared or paid after the Effective Time with respect to Purchaser Shares shall be delivered to the holder of any certificate formerly representing Nomad Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Purchaser Shares to which such holder is entitled in respect of such holder’s Consideration.

4.5 Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Nomad Shareholders, holders of Nomad PSUs, Nomad RSUs or Nomad DSUs), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person as is necessary to provide sufficient funds to enable the Company, which non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person’s direction by the Purchaser or the Depositary, as the case may be, to comply with all deduction or withholding requirements applicable to it. The non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person’s direction by the Company, the Purchaser or the Depositary. The Company, the Purchaser or the Depositary shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale.

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4.6 Extinction of Rights

If any Former Nomad Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such Former Nomad Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Nomad Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants issued prior to the Effective Time; (b) the rights and obligations of the holders of Nomad Shares (other than the Purchaser or any of its affiliates), Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.9 Calculations

All calculations and determinations made by the Purchaser, the Company or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 5

DISSENTING NOMAD SHAREHOLDERS

5.1 Dissent Rights

(a)

Each registered Nomad Shareholder as of the record date for the Nomad Meeting may exercise rights of dissent with respect to all Nomad Shares held by such Nomad Shareholder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1 (“Dissent Rights”), provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the Business Day that is two Business Days before the date of the Nomad Meeting (as it may be adjourned or postponed from time to time) and provided further that any Dissenting Nomad Shareholders who duly exercise such Dissent Rights and who:

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(i)

are ultimately determined to be entitled to be paid fair value from the Company with Company funds for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company and cancelled pursuant to Section 3.1(d) in consideration of such fair value solely from reserves established by the Company therefore prior to the Effective Time; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Nomad Shares on the same basis as a non-dissenting Nomad Shareholder and shall be entitled to receive only the Consideration from the Purchaser in the same manner as such non-dissenting Nomad Shareholders.

(b)

In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Nomad Shareholder as a registered or beneficial owner of Nomad Shares or any interest therein (other than the rights set out in this Section 5.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Nomad Shareholders shall be deleted from the central securities register of the Company.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Nomad Shareholders who vote or have instructed a proxyholder to vote such Nomad Shares in favour of the Arrangement Resolution (but only in respect of such Nomad Shares); and (ii) holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants.

ARTICLE 6

AMENDMENTS

6.1           Amendments

(a)

The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Nomad Meeting, then: (i) approved by the Court; and (ii) communicated to the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by Purchaser and the Company at any time prior to or at the Nomad Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Nomad Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Nomad Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and (ii) if required by the Court, by some or all of the Nomad Shareholders voting in the manner directed by the Court.

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(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

8.1 U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Nomad Options in exchange for Nomad Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Nomad Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

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Appendix D

NOTICE OF PRESENTATION OF APPLICATION FOR FINAL ORDER

TAKE NOTICE that the present Application for a Final Order will be presented on August 12, 2022 for adjudication of the Final Order before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, by Microsoft Teams at 10:00 a.m. (Eastern time), or so soon thereafter as counsel may be heard, virtually in room 16.04 (coordinates available at https://coursuperieureduquebec.ca/en/roles-of-the-court/virtual-hearings), or by telephone conference at the following number +1-581-319-2194 or (833)-450-1741, conference number 516 211 860#, or by videoconference system at teams@teams.justice.gouv.qc.ca, VTC conference number 1149478699, or in any other room or at any other date the Court may see fit.

Pursuant to the Interim Order issued by the Court on July 11,2022, if you wish to appear and be heard at the hearing of the Application for a Final Order, you are required to file and serve upon the following persons a notice of appearance in the form required by the rules of the Court, and any affidavits and materials on which you intend to rely in connection with any submissions at the hearing, as soon as reasonably practicable and by no later than 4:30 p.m. (Eastern time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time): Counsel to the Applicant, Fasken Martineau DuMoulin LLP (Attention Mtre Brandon Farber), either by fax (514-397-7600) or e-mail (bfarber@fasken.com), with a copy to the Purchaser by service upon counsel thereof, Cassels Brock & Blackwell LLP (Attention John M. Picone), either by fax (416-360-8877) or e-mail (jpicone@cassels.com).

If you wish to contest the Application for a Final Order, you are required, pursuant to the terms of the Interim Order, to serve upon the aforementioned counsel to the Applicant, with copy to counsel to the Purchaser, a written contestation, supported as to the facts alleged by affidavit(s) and exhibit(s), if any, by no later than 4:30 p.m. (Eastern Time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to contest the Application for a Final Order or make representations before the Court, and the Applicant may be granted a judgment without further notice or extension. If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself. A copy of the Final Order issued by the Superior Court of Québec will be filed on SEDAR under the Applicant’s issuer profile at www.sedar.com.

DO GOVERN YOURSELVES ACCORDINGLY

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Appendix E

Interim Order

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# SUPERIOR COURT
## (Commercial Division)

CANADA
PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL

No: 500-11-061211-229

DATE: July 11, 2022

---

**IN THE PRESENCE OF: THE HONOURABLE MICHEL A. PINSONNAULT, J.S.C.**

---

**IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.C.S. 1985, c. C-44 AS AMENDED**

**NOMAD ROYALTY COMPANY LTD.**
Applicant
and

**SANDSTORM GOLD LTD.**

and

**THE DIRECTOR**

Impleaded Parties

---

**INTERIM ORDER**[1]

---

**[1]** **ON READING** Nomad Royalty Company Ltd.'s ("**Nomad**" or the "**Applicant**") Application for an Interim and Final Order pursuant to the *Canada Business*

JP1736

[1] All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular, which is communicated as Exhibit P-3 to the Application.

500-11-061211-229 PAGE: 2

*Corporations Act,* R.C.S. 1985, c. C-44 as amended (the "**CBCA**"), the exhibits, the sworn statement of Elif Lévesque filed in support thereof (the "**Application**") and Nomad's Plan of Argument for the Issuance of an Interim Order;

[2] **GIVEN** that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Application and has confirmed in writing that he would not appear or be heard on the Application;

[3] **GIVEN** the provisions of the CBCA;

[4] **GIVEN** the representations of counsel for Nomad and for Sandstorm Gold Ltd. (the "**Purchaser**");

[5] **GIVEN** that this Court is satisfied, at the present time, that the proposed transaction is an "arrangement" within the meaning of Section 192(1) of the CBCA;

[6] **GIVEN** that this Court is satisfied, at the present time, that it is not practicable for Nomad to effect the arrangement proposed under any other provision of the CBCA;

[7] **GIVEN** that this Court is satisfied, at the present time, that Nomad meets the requirements set out in Subsections 192(2)(a) and (b) of the CBCA and that Nomad is not insolvent;

[8] **GIVEN** that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and for a valid business purpose;

[9] **GIVEN** that this Court has been informed that it is the intention of the parties to rely on the exemption from the registration requirements of the *United States Securities Exchange Act of 1933, as amended* (the "**U.S. Securities Act**") set forth in Section 3(a)(10) of the U.S. Securities Act as the basis for an exemption from registration under the U.S. Securities Act with respect to the issuance and distribution of certain securities set forth in the Plan of Arrangement after considering the substantive and procedural fairness of the Arrangement to the Securityholders.

**FOR THESE REASONS, THE COURT:**

[10] **GRANTS** the Interim Order sought in the Application and **DECLARES** that the time for filing and service of the Application is abridged;

[11] **DISPENSES** Nomad of the obligation, if any, to notify any person other than the Director appointed pursuant to the CBCA with respect to the Interim Order;

[12] **ORDERS** that all the holders of (i) Nomad Shares (the "**Shareholders**"), (ii) the Nomad Options (the "**Optionholders**"), (iii) the holders of Nomad Warrants (the

500-11-061211-229 PAGE: 3

"**Warrantholders**"), (iv) the holders of Nomad DSUs, Nomad RSUs and Nomad PSUs (collectively the "**Unitholders**" and collectively, with the Shareholders, the Optionholders and the Warrantholders, the "**Securityholders**") and the Purchaser be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

***The Meeting***

[13] **ORDERS** that the Applicant may convene, hold and conduct a special meeting of the Shareholders (the "**Meeting**") on **August 9, 2022 at 11:00 a.m.** (Eastern time), as a virtual meeting via live webcast at https://web.lumiagm.com/464962717 using password: nomad2022, at which time the Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, a resolution approving the arrangement (the "**Arrangement Resolution**") substantially in the form set forth in Appendix B of the Circular to, among other things, authorize, approve and adopt a plan of arrangement involving the Applicant and the Purchaser (the "**Arrangement**"), and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of the Applicant, the CBCA, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of the Applicant or the CBCA, this Interim Order shall govern;

[14] **ORDERS** that in respect of the vote on the Arrangement Resolution or any matter determined by the chairman of the Meeting (the "**Chair of the Meeting**") to be related to the Arrangement, each Registered Shareholder shall be entitled to cast one vote in respect of each Nomad Share held;

[15] **ORDERS** that the quorum shall be present at the Meeting if, at the opening of the Meeting, regardless of the actual number of persons present (virtually), at least one or more Shareholders representing at least 20% of the total number of Nomad Shares carrying voting rights at the Meeting are present (virtually) or represented by proxy. If a quorum is present at the opening of the Meeting, the Shareholders present (virtually) or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting;

[16] **ORDERS** that the only persons entitled to participate, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the Registered Shareholders at the close of business on **July 5, 2022** (the "**Record Date**"), their proxyholders, and the directors and advisors of the Applicant, provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

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[17] **ORDERS** that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by electronic ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further **ORDERS** that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[18] **ORDERS** that the Applicant, if it deems it advisable or at the Purchaser's request, subject in each case to the terms of the Arrangement Agreement entered into with the Purchaser, be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further **ORDERS** that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by the Applicant; further **ORDERS** that any adjournment or postponement of the Meeting will not change the Record Date, as defined hereunder, for Shareholders entitled to notice of, and to vote at, the Meeting and further **ORDERS** that any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

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[23] **ORDERS** that the Applicant is authorized to use proxies at the Meeting; that the Applicant, as permitted by the Arrangement Agreement, is authorized to solicit proxies on behalf of the Applicant's management, directly or through the Applicant's officers, directors and employees, and through such agents or representatives as the Applicant may retain for that purpose, and by mail or such other forms of personal or electronic communication as the Applicant may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;

[24] **ORDERS** that the Registered Shareholders at close of business (Eastern time) on the Record Date or their proxyholders shall be the only persons entitled to vote at the Meeting (as it may be adjourned or postponed);

[25] **ORDERS** that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote: (i) at least $66^{2/3}$% of the votes cast on the Arrangement Resolution by the Shareholders, voting in accordance with this Order and the Applicant's articles, present (virtually) or represented by proxy at the Meeting and entitled to vote; and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders excluding those Shareholders whose votes are required to be excluded in determining the minority approval pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* and further **ORDERS** that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as this term is defined below);

***The Notice Materials***

[26] **ORDERS** that the Applicant shall give good and sufficient notice of the Meeting, and that service of the Application for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Applicant may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the "**Notice Materials**"):

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(a) the Notice of Meeting substantially in the same form as contained in the draft Circular as Exhibit P-3;

(b) the Circular, its Schedules and Appendices substantially in the same form as the draft contained in Exhibit P-3;

(c) Forms of Proxy or Voting Instruction Form, as applicable, substantially in the same form as contained in Exhibit P-4 *en liasse*, which shall be finalized by inserting the relevant dates and other information;

(d) a Letter of Transmittal substantially in the same form as contained in Exhibit P-5;

(e) a notice substantially in the form of the draft, a copy of which is annexed as Appendix D to the Circular, providing, among other things, the date, time and room where the Application for a Final Order will be heard, and that a copy of the Interim Order can be found on SEDAR (www.sedar.com) (the "**Notice of Presentation**");

**[27]** **ORDERS** that the Notice Materials shall be distributed:

(a) to the Registered Shareholders by mailing the same to such persons in accordance with the CBCA and the Applicant's by-laws at least twenty-one (21) days prior to the date of the Meeting;

(c) to the Applicant's directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service or by email; and

(d) to the Director appointed pursuant to the CBCA, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person by recognized courier service or by email;

**[28]** **ORDERS** that a copy of the Interim Order be posted on SEDAR (www.sedar.com) at the same time the Notice Materials are mailed;

**[29]** **ORDERS** that the Record Date for the determination of Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution shall be the close of business (Eastern time) on **July 5, 2022**;

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[30] **ORDERS** that the Applicant may make, in accordance with this Interim Order, such additions, amendments or revisions to the Notice Materials as it determines to be appropriate (the "**Additional Materials**"), which may be communicated by way of press release, news release, newspaper notice, or any other notice distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order, in the manner and time determined by the Applicant to be most practicable in the circumstances;

[31] **DECLARES** that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Meeting to any person;

[32] **ORDERS** that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a) in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b) in the case of delivery in person or by courier, upon receipt thereof at the intended recipient's address; and

(c) in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[33] **DECLARES** that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Applicant (including, without limitation, any inability to use postal services), shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the manner and time it determines to be most reasonably practicable in the circumstances;

***U.S. Securities Act***

[34] **PRAYS ACT** that the Applicant and the Purchaser intend to rely on the Final Order (including the determination to be made by the Court therein as to the fairness and reasonableness of the substantive and procedural terms and conditions of the Arrangement to the Securityholders), when granted as the basis for the exemption

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from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of Consideration Shares and Replacement Options (as defined under the Plan of Arrangement) under the Arrangement, after a hearing at which the Shareholders and the Optionholders have the right to appear and have received adequate notice thereof, and the Final Order shall contain a statement to that effect;

***Dissenting Shareholders' Rights***

[36] **DECLARES** that a dissenting shareholder who has submitted a Dissent Notice (the "**Dissenting Shareholder**") and who votes in favor of the Arrangement Resolution shall no longer be considered a Dissenting Shareholder with respect to the Shares voted in favor of the Arrangement Resolution, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

[37] **ORDERS** that any Dissenting Shareholder wishing to apply to a Court to fix a fair value for the Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of Québec;

***The Final Order Hearing***

[38] **ORDERS** that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply for this Court to sanction the Arrangement by way of a final judgment (the "**Application for a Final Order**");

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the district of Montréal at the Montréal Courthouse situated at 1 Notre-Dame St. East, Montreal, Quebec H2Y 1B6, virtually in Room 16.04 via Microsoft Teams (coordinates available at https://coursuperieureduquebec.ca/en/roles-of-the-court/virtual-hearings at **10:00 a.m.** (Eastern time), or so soon thereafter as counsel may be heard,), or by telephone conference at the following number +1-581-319-2194 or (833)-450-1741, conference number 516 211 860#, or by videoconference system at teams@teams.justice.gouv.qc.ca, VTC conference number 1149478699, or in any other virtual room or at any other date this Court may see fit;

[40] **ORDERS** that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[41] **ORDERS** that the only persons entitled to appear and be heard at the hearing of the Application for a Final Order shall be the Applicant, the Purchaser and any person that:

b) if such appearance is with a view to contesting the Application for a Final Order, serves on counsel for the Applicant (at the above email address or facsimile number), with copy to counsel for the Purchaser (at the above e-mail address or facsimile number), no later than 4:30 p.m. (Eastern time) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[42] **ALLOWS** the Applicant to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

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***Miscellaneous***

**[43]** **DECLARES** that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

**[44]** **REQUESTS** the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada, the Federal Court of Canada and any judicial, regulatory or administrative of body of any other nation or state, to assist the Applicant and their agents in carrying the terms of the Interim Order;

**[45]** **ORDERS** provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

**[46]** **DECLARES** that this Court shall remain seized of this matter to resolve any difficulty which may arise in relation to, or in connection with the Interim Order sought;

**[47]** **THE WHOLE** without costs.

j.c.s.

Digitally signed by Michel A. Pinsonnault
Date: 2022.07.11 10:05:53 -04'00'

**MICHEL A. PINSONNAULT, J.S.C.**

M$^{tre}$ Brandon Farber
M$^{tre}$ Sébastien Bellefleur
*Fasken Martineau DuMoulin LLP*
Attorneys for Nomad Royalty Company Ltd.

Date of hearing: July 11, 2022

Appendix F

NBF Fairness Opinion

(see attached)

F-1

NATIONAL BANK FINANCIAL MARKETS

May 1, 2022

To the Special Committee:

National Bank Financial Inc. ("NBF", "we", or "us") understands that Nomad Royalty Company Ltd. ("Nomad" or the "Company") and Sandstorm Gold Ltd. ("Sandstorm") propose to enter into an arrangement agreement to be dated May 1, 2022 (the "Arrangement Agreement"). Under the terms of the Arrangement Agreement, Sandstorm will acquire all of the issued and outstanding common shares of Nomad (each a "Nomad Share" and collectively the "Nomad Shares") and each holder of a Nomad Share (the "Nomad Shareholders") will receive 1.21 common shares of Sandstorm (each a "Sandstorm Share" and collectively the "Sandstorm Shares"), for each Nomad Share held (the "Consideration"). The Consideration implies a value of approximately $11.57 per Nomad Share based on the closing price of a Sandstorm Share on the Toronto Stock Exchange on April 29, 2022.

We understand that the transaction contemplated by the Arrangement Agreement will be effected pursuant to a court-approved plan of arrangement (the "Plan of Arrangement") under the *Canada Business Corporations Act* (the "Arrangement") and will require: (i) the approval of at least 66 2/3% of the votes cast by Nomad Shareholders on the Arrangement resolution; (ii) the approval of a simple majority of the votes cast on the Arrangement resolution by Nomad Shareholders excluding the votes for Nomad Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101"); and (iii) the approval of a simple majority of the votes cast by holders of Sandstorm Shares to allow Sandstorm to issue Sandstorm Shares under the terms of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement will be more fully described in an information circular (the "Circular") to be prepared by Nomad and mailed to Nomad Shareholders in connection with a special meeting to be called by Nomad to seek shareholder approval of the Arrangement.

NBF understands that Sandstorm plans to concurrently announce the acquisition of nine royalties and one stream (the "BaseCore Portfolio") from BaseCore Metals LP ("BaseCore") for US$525 million, of which US$425 million will be paid in cash and US$100 million will be paid through the issuance of approximately 13.5 million Sandstorm Shares (the "BaseCore Transaction"). We further understand that concurrent with the BaseCore Transaction, Sandstorm will sell a portion of a copper royalty acquired as part of the BaseCore Portfolio to Royalty North Partners Ltd., to become Horizon Copper Corp. ("Horizon Copper"), a TSX-V listed company, as an additional part of a previously announced reverse takeover transaction of Horizon Copper by Sandstorm, and retain a silver stream on the asset (collectively, the "Spin Out Transaction"). Following completion of the Arrangement, the BaseCore Transaction and the Spin Out Transaction, Nomad shareholders will own approximately 28% of the outstanding shares of Sandstorm on a fully diluted basis. We further understand that the cash consideration for the acquisition of the BaseCore Portfolio will be funded from Sandstorm's newly upsized US$500 million revolving credit facility to be implemented before closing of the BaseCore Transaction. The BaseCore Transaction and the Spin Out Transaction will also be more fully described in the Circular. The Arrangement is not conditional on

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closing of the BaseCore Transaction or the Spin Out Transaction. Any following references herein to "Horizon Copper" are to Royalty North Partners Ltd. after the closing of the reverse takeover transaction.

We further understand that Sandstorm will enter into irrevocable support and voting agreements with Nomad's principal shareholders, Orion Mine Finance Management II Limited and Orion Mine Finance Management III LLC (collectively, "Orion"). Nomad will also enter into support and voting agreements with Nomad officers and directors (collectively with Orion, the "Nomad Supporting Shareholders") with respect to the Nomad Shares beneficially owned, controlled or directed by the Nomad Supporting Shareholders (the "Nomad Support Agreements"), representing approximately 66% of the outstanding Nomad Shares, on a fully diluted basis, whereby the Nomad Supporting Shareholders will commit to vote such securities in favour of the Arrangement, subject to the terms and conditions of the Nomad Support Agreements.

NBF also understands that Nomad will enter into support and voting agreements with officers and directors of Sandstorm (the "Sandstorm Supporting Shareholders") with respect to the Sandstorm Shares beneficially owned, controlled or directed by the Sandstorm Supporting Shareholders (the "Sandstorm Support Agreements" and together with the Nomad Support Agreements, the "Support Agreements"), whereby the Sandstorm Supporting Shareholders will commit to vote such securities in favour of the issuance of the Sandstorm Shares pursuant to the Arrangement, subject to the terms and conditions of the Sandstorm Support Agreements.

All dollar amounts herein are expressed in Canadian dollars, unless otherwise indicated.

**Engagement of National Bank Financial**

NBF has been retained by the Special Committee of the Board of Directors of the Company (the "Special Committee") pursuant to an engagement agreement dated March 31, 2022 (the "Engagement Agreement"). The Special Committee retained the services of NBF as financial advisor, which services include providing advice and assistance to the Special Committee with respect to a review of strategic alternatives available to the Company, including a potential sale of the Company. Pursuant to the Engagement Agreement, the Special Committee has asked NBF to prepare and deliver an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by the Nomad Shareholders pursuant to the Arrangement Agreement. The effective date of this Fairness Opinion is as of the date hereof.

NBF understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF has not been asked to prepare and has not prepared a formal valuation under MI 61-101 of Nomad or Sandstorm, or a valuation of any of the securities or assets of Nomad or Sandstorm and this Fairness Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to the Special Committee, including for the delivery of the Fairness Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Arrangement or an alternative transaction, however, no part of the fees payable for the delivery of the Fairness Opinion are contingent on the opinion being favourable or upon the success of the Arrangement. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Nomad in certain circumstances.

This Fairness Opinion has been prepared in accordance with the *Disclosure Standards for Formal Valuations and Fairness Opinions* of Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of the Fairness Opinion.

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**Relationship with Interested Parties**

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Nomad or Sandstorm and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Nomad or Sandstorm.

**Credentials of NBF**

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

**Scope of Review**

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

b) draft of the Plan of Arrangement dated May 1, 2022;

c) drafts of the Support Agreements dated May 1, 2022;

d) draft of the BaseCore Transaction purchase and sale agreement (the "BaseCore Transaction Agreement") dated May 1, 2022;

e) the letter of intent between Sandstorm and Horizon Copper dated February 17, 2022, and a draft of the amended and restated letter of intent with between Sandstorm and Horizon Copper dated April 2022 (the "Amended Horizon Letter of Intent");

f) proposals, term sheets, and letters of intent related to the Arrangement, BaseCore Transaction and Spin Out Transaction;

g) commitment letter from Sandstorm's lenders for an upsized credit facility in connection with the BaseCore Transaction;

h) publicly available documents regarding Nomad, including annual and quarterly reports, financial statements, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

i) publicly available documents regarding Sandstorm, including annual and quarterly reports, financial statements, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

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j) Nomad's corporate financial model and related sensitivity analysis;

k) Sandstorm's corporate financial model (both standalone and pro forma for the BaseCore Transaction);

l) access to certain other non-public information through a virtual data room prepared and provided to us by Nomad management, primarily financial in nature, concerning Nomad's business, assets, liabilities and prospects;

m) access to certain other non-public information through a virtual data room prepared and provided to us by Sandstorm management, primarily financial in nature, concerning Sandstorm's business, assets, liabilities and prospects, including information on the BaseCore Portfolio;

n) due diligence reports for Nomad management on Sandstorm's material assets including the BaseCore Portfolio prepared by Nomad's technical team;

o) various reports published by equity research analysts and industry sources regarding Nomad, Sandstorm, and other public companies, to the extent deemed relevant by us;

p) trading statistics and selected financial information of Nomad, Sandstorm, and other selected public companies;

q) public information with respect to selected precedent transactions considered by us to be relevant;

r) in addition to the written information described above, NBF participated in discussions with Nomad's senior management team with regards to, among other things, the proposed transaction, as well as Nomad's business, operations, financial position, budget, key assets and prospects;

s) in addition to the written information described above, NBF participated in discussions with Sandstorm's senior management team with regards to, among other things, the proposed transactions, the BaseCore Transaction, the BaseCore Portfolio and the Spin Out Transaction, as well as Sandstorm's business, operations, financial position, budget, key assets and prospects;

t) in addition to the written information described above, NBF attended due diligence sessions between Nomad's senior management and technical team and Sandstorm's senior management and technical team with regards to Sandstorm's key assets;

u) consultation with Fasken Martineau DuMoulin LLP ("Fasken"), legal advisors to the Company and the Special Committee, including review of a due diligence report prepared by Fasken;

v) such other information, discussions (including discussions with third parties) and analyses as NBF considered necessary or appropriate in the circumstances; and

w) a certificate addressed to NBF, from senior officers of Nomad regarding the completeness and accuracy of the information upon which this Fairness Opinion is based.

NBF has not, to the best of its knowledge, been denied access by Nomad to any information under the control of Nomad that has been requested by NBF.

Page 4

## Prior Valuations

Senior Officers of Nomad have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of Nomad or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

## Assumptions and Limitations

National Bank Financial has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Nomad or Sandstorm, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the "Information"). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of Nomad have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of Nomad or in writing by Nomad or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Nomad, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of Nomad, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and that (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Nomad or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion. With respect to any forecasts, projections, estimates and/or budgets provided by Nomad or, in the case of the Sandstorm forecast, reviewed by Nomad and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of Nomad, are (or were at the time) reasonable in the circumstances.

NBF has relied upon forecasts, projections, estimates and budgets provided by Nomad, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of Nomad management considering Nomad's business, plans, financial condition and prospects, and are not, in the reasonable belief of Nomad management, misleading in any material respect. In respect of Sandstorm, NBF has relied upon forecasts, projections, estimates, and budgets provided by Sandstorm and reviewed by Nomad, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of Sandstorm management considering the financial and other information and data, advice, opinions, representations and other material provided to Nomad by Sandstorm with respect to Sandstorm's business, plans, financial condition and prospects.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement and the BaseCore Transaction Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement and BaseCore Transaction Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement and BaseCore Transaction Agreement, and all

Page 5

conditions to the obligations of such parties as specified in the Arrangement Agreement and BaseCore Transaction Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement and the BaseCore Transaction will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on Nomad or Sandstorm. Furthermore, NBF has assumed that, in all respects material to its analysis, the Spin Out Transaction will close substantially in the form and substance as indicated in the Amended Horizon Letter of Intent.

We have also assumed that the Support Agreements will be entered into by the Nomad Supporting Shareholders and the Sandstorm Supporting Shareholders, that all of the representations and warranties to be contained in the Support Agreements will be true, complete and correct as of the date hereof and that the Nomad Supporting Shareholders and the Sandstorm Supporting Shareholders will vote all of their Nomad Shares and Sandstorm Shares, respectively, in favour of the Arrangement and issuance of Sandstorm Shares, respectively.

This Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Nomad or Nomad's underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

NBF did not meet with the auditors of Nomad or Sandstorm and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Nomad and Sandstorm and any reports of the auditors thereon. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by Nomad and Sandstorm and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Sandstorm Shares may trade following completion of the Arrangement, the BaseCore Transaction or the Spin Out Transaction.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Nomad and Sandstorm as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of Nomad and Sandstorm. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. This Fairness Opinion is provided to the Special Committee for their respective use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Special Committee and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us). This Fairness Opinion is not to be construed or used as a recommendation to any holder of Nomad Shares to vote in favour or against the Arrangement.

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**Overview of Nomad**

Nomad is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty and stream assets, of which 8 are on currently producing mines. Nomad is headquartered in Montréal, Québec.

Nomad Shares are listed on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE") under the symbol NSR. As of market close on April 29, 2022, the Company had a market capitalization of approximately $0.6 billion.

**Overview of Sandstorm**

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. At the end of 2021, Sandstorm has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. Sandstorm is headquartered in Vancouver, British Columbia.

Sandstorm Shares are listed on the TSX and the NYSE under the symbol SSL and SAND, respectively. As of market close on April 29, 2022, the Company had a market capitalization of approximately $1.9 billion.

**Overview of BaseCore Portfolio and BaseCore Transaction**

NBF understands that Sandstorm plans to concurrently announce with the Arrangement Agreement the acquisition of the BaseCore Portfolio from BaseCore for US$525 million, of which US$425 million will be paid in cash and US$100 million will be paid through the issuance of approximately 13.5 million Sandstorm Shares. The BaseCore Portfolio includes a 1.66% net profits interest on the Antamina copper mine (the "Antamina NPI"), a 1.0% stream on production from CEZinc, a 2.0% net smelter return royalty on the Horne 5 gold project, and a 0.5% net profits interest on the Highland Valley Copper mine. NBF also understands that concurrent with the BaseCore Transaction, Sandstorm will sell a portion of the Antamina NPI to Horizon Copper, as part of the Spin Out Transaction and retain a silver stream on the asset.

NBF also understands that the cash consideration for the acquisition of the BaseCore Portfolio will be funded from Sandstorm's newly upsized US$500 million revolving credit facility with an additional uncommitted accordion of up to US$125 million, for a total of up to US$625 million. The upsize is contingent upon the closing of the BaseCore Transaction, and the accordion of up to US$125 million is contingent upon the closing of the Arrangement.

**Overview of Horizon Copper and Spin Out Transaction**

NBF understands that Sandstorm has agreed to sell to Horizon Copper its 30% stake in the Hod Maden Project, transfer to Horizon Copper its approximate 25% stake in shares of Entrée Resources Ltd., and contribute US$10 million in cash. As consideration, Sandstorm will retain a US$200 million gold stream on the Hod Maden Project, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest in Horizon Copper, and enter into a US$95 million debenture with Horizon Copper. This transaction will be a "reverse takeover" of Horizon Copper under the policies of the TSX Venture Exchange and following completion, Horizon Copper's assets are expected to be comprised primarily of the assets sold to it by Sandstorm and cash raised from a concurrent non-brokered

Page 7

financing. The reverse takeover is expected to close in the second half of 2022 and is subject to several conditions customary for a transaction of this nature.

We further understand that Sandstorm plans to concurrently announce with the Arrangement Agreement and the BaseCore Transaction that it will sell the acquired Antamina NPI to Horizon Copper and Sandstorm will retain a long-life silver stream on the Antamina mine. NBF understands that the consideration that Horizon Copper will issue to Sandstorm for the Antamina NPI will be as follows: (i) Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the "Antamina Silver Stream"); (ii) Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments; (iii) Horizon Copper will raise US$50 million by way of equity financing, which will then be payable to Sandstorm on closing of the Spin Out Transaction; (iv) Sandstorm will be issued a US$105 million debenture, which is expected to bear an interest rate of 3% over a 10-year term; and (v) Horizon Copper will issue Sandstorm approximately US$26 million worth of Horizon Copper shares to maintain Sandstorm's 34% equity interest.

Given that the 1.66% Antamina NPI is part of the BaseCore Portfolio, the sale of the 1.66% Antamina NPI is conditional upon closing of the BaseCore Transaction, however, the completion of the reverse takeover is not conditional on the sale of the 1.66% Antamina NPI. The sale of the Antamina NPI is subject to several conditions, including but not limited to, execution of definitive agreements, TSX Venture Exchange acceptance, disinterested Horizon Copper shareholder approval and Horizon Copper raising sufficient capital to meet the cash payment obligation of US$50 million.

**Approach to Fairness**

NBF principally considered and relied upon the following approaches:

***Net Asset Value Analysis***

NBF performed a discounted cash flow analysis to derive the NAV for both Nomad and Sandstorm by calculating the estimated present value of the unlevered, after-tax free cash flows that Nomad and Sandstorm have forecasted to generate over the course of the estimated remaining lives of the relevant

Page 8

assets and the NAV analysis approach takes into account the amount, timing and relative certainty of these cash flows.

NBF reviewed, analyzed, considered and relied upon, among other things, the internal financial models for each of Nomad ("Nomad Management Model") and Sandstorm ("Sandstorm Management Model"), which were prepared and provided to us by management of the Nomad and Sandstorm, respectively and the Sandstorm model included assumptions with respect to the BaseCore Portfolio and the Spin Out Transaction. NBF has assumed that each of the Nomad Management Model and Sandstorm Management Model, respectively, were reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company and Sandstorm, respectively, as to the matters covered thereby and which, in the opinion of the Company and Sandstorm, are (and were at the time of preparation and continue to be) reasonable in the circumstances.

NBF adjusted each of the Nomad Management Model and Sandstorm Management Model, respectively, to reflect consensus analyst estimates for future metal prices in order to ensure metal price comparability across the projection period when calculating NAVs for each of Nomad and Sandstorm.

NBF also performed and considered various sensitivity analyses on the NAV analysis that we considered relevant, including among other things, the impact of various commodity price scenarios and implications should the BaseCore Transaction and/or the Spin Out Transaction not be executed in accordance with the agreements identified in the foregoing scope of review.

***Comparable Company Trading Analysis***

NBF compared selected financial data of Nomad and Sandstorm with similar data for selected publicly traded companies engaged in businesses which NBF viewed to be analogous to the business of Nomad and Sandstorm based on select characteristics, including commodity type, geography, operations and financial metrics.

For each of the selected companies, NBF considered the multiple of equity value to net asset value ("NAV", defined as the net present value of the company's after-tax cash flows, discounted at an appropriate discount rate based on consensus research analyst estimates). The multiples were based on the selected companies' closing share prices on April 29, 2022 and on publicly available information.

The following companies were reviewed by NBF and formed part of the analysis of Nomad:

| Selected Comparable Companies | |
|---|---|
| Osisko Gold Royalties Ltd. (TSX: OR) | Triple Flag Precious Metals Corp. (TSX: TFPM) |
| Sandstorm Gold Ltd. (TSX: SSL) | Maverix Metals Inc. (TSX: MMX) |
| Gold Royalty Corp. (NYSEAM: GROY) | Metalla Royalty & Streaming Ltd. (TSXV: MTA) |
| Great Bear Royalties Corp. (TSXV: GBRR) | |

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Below we have outlined the range of observed trading multiples for the list of comparable companies enumerated above:

| P / NAV | |
|---|---|
| High | 1.4x |
| Low | 0.8x |
| Median | 1.1x |
| Mean | 1.1x |

Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a multiple reference range of 0.9x to 1.2x for P / NAV, based on its professional judgement, and applied this reference range to Nomad's implied NAV based on: (i) equity research analyst estimates; and (ii) the Nomad Management Model.

The following companies were reviewed by NBF and formed part of the analysis of Sandstorm:

**Selected Comparable Companies**

| | |
|---|---|
| Franco-Nevada Corporation (TSX: FNV) | Wheaton Precious Metals Corp. (TSX: WPM) |
| Royal Gold, Inc. (NasdaqGS: RGLD) | Osisko Gold Royalties Ltd. (TSX: OR) |
| Triple Flag Precious Metals Corp. (TSX: TFPM) | Gold Royalty Corp. (NYSEAM: GROY) |
| Maverix Metals Inc. (TSX: MMX) | |

Below we have outlined the range of observed trading multiples for the list of comparable companies enumerated above:

| P / NAV | |
|---|---|
| High | 2.5x |
| Low | 0.8x |
| Median | 1.4x |
| Mean | 1.5x |

Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a multiple reference range of 1.25x to 1.55x for P / NAV, based on its professional judgement, and applied this reference range to Sandstorm's implied NAV based on: (i) equity research analyst estimates; and (ii) the Sandstorm Management Model.

***Control Premium Analysis***

NBF applied a change of control premium to the implied trading value range to determine the *en bloc* value for the Nomad Shares. NBF considered the range of premiums associated with acquisition of control of precious metals royalty and streaming corporate acquisitions. Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a control premium range of: (i) 25% - 35% to the spot price; and (ii) 25% - 40% to the 20-day volume-weighted average price ("VWAP") of the Nomad Shares, based on its professional judgment.

***Precedent Transactions Analysis***

NBF examined selected precedent M&A transactions involving streaming and royalty companies that engaged in businesses which NBF viewed to be reasonably analogous to the business of Nomad or aspects

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thereof based on business characteristics, including commodity focus, geography, operations and financial metrics. While the selected precedent transactions involved companies that operated in a similar industry as that of Nomad, we note that none of the selected target companies was identical to Nomad and certain of these companies may have had characteristics that were materially different from those of Nomad.

For each of the selected transactions, NBF considered the ratio of the target company's equity value, implied by the transaction, to its NAV prior to the announcement of the transaction, as estimated by equity research analysts where publicly available. NBF reviewed the following transactions:

| Announcement Date | Target | Acquiror |
|---|---|---|
| Dec-21[1] | Elemental Royalties | Gold Royalty |
| Sep-21 | Abitibi Royalties | Gold Royalty |
| Sep-21 | Golden Valley Mines and Royalties | Gold Royalty |
| Jun-21 | Ely Gold Royalties | Gold Royalty |
| Nov-17 | AuRico Metals | Centerra Gold |
| Mar-15 | Callinan Royalties | Altius Minerals |
| Nov-14 | Virginia Mines | Osisko Gold Royalties |
| Aug-13 | Premier Royalty | Sandstorm Gold |
| Dec-10 | Gold Wheaton | Franco-Nevada |
| Dec-09 | International Royalty | Royal Gold |
| Mar-09 | Silverstone Resources | Silver Wheaton |
| Mar-07 | Battle Mountain Gold Exploration | Royal Gold |

| Implied P / NAV | | |
|---|---|---|
| | Global Mean | 1.15x |

[1] Offer was subsequently rejected by shareholders of Elemental Royalties; transaction used as a point of reference only

Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a multiple reference range of 1.0x to 1.3x NAV, based on its professional judgment, and applied this reference range to Nomad's implied NAV based on: (i) equity research analyst estimates; and (ii) the Nomad Management Model.

**Conclusion**

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Nomad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders.

Yours very truly,

National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC.

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Appendix G

Cormark Fairness Opinion

(see attached)

G-1

CORMARK SECURITIES INC.

May 1, 2022

**The Special Committee of the Board of Directors of Nomad Royalty Company Ltd.**
1275 Av. des Canadiens-de-Montréal
Montréal, Quebec
Canada H3B 0G4

To the Special Committee of the Board of Directors:

Cormark Securities Inc. ("**Cormark Securities**", "**we**" or "**us**") understands that Nomad Royalty Company Ltd. ("**Nomad**" or the "**Company**") and Sandstorm Gold Ltd. ("**Sandstorm**" or "**SSL**" or the "**Acquiror**") propose to enter into an arrangement agreement (the "**Arrangement Agreement**") pursuant to which, among other things, Sandstorm will acquire 100% of the outstanding common shares of Nomad (each a "**Nomad Share**") with each holder of Nomad Shares entitled to receive, in exchange for each Nomad Share held, 1.21 common shares (the "**Sandstorm Shares**") of Sandstorm (the "**Consideration**", and collectively, the "**Transaction**").

We also understand that:

- the Transaction as contemplated by the Arrangement Agreement is proposed to be effected by way of a statutory plan of arrangement under the *Canada Business Corporations Act* (the "**Arrangement**");
- the terms and conditions of the Transaction will be fully described in a management information circular of Nomad (the "**Circular**") to be mailed to Nomad shareholders (the "**Nomad Shareholders**") in connection with a special meeting of the Nomad Shareholders to be held to consider and, if deemed advisable, approve the Transaction; and
- each of the directors and officers of the Company and Orion Mine Finance Fund II LP will enter into voting support agreements (the "**Voting Agreements**") pursuant to which each of them will agree to vote in favour of the Transaction.

Cormark Securities has been retained by the special committee of the Board of Directors of Nomad (the "**Special Committee**") to provide an opinion to the Special Committee with respect to the fairness, from a financial point of view, of the Consideration to be paid by Sandstorm to the Nomad Shareholders pursuant to the Transaction (the "**Fairness Opinion**"). We understand that the formal valuation requirement under Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**") does not apply in respect of the Transaction. This Fairness Opinion does not constitute a "formal valuation" within the meaning of MI 61-101.

## CORMARK SECURITIES' ENGAGEMENT

Cormark Securities was initially contacted by the Special Committee in connection with the Transaction on April 21, 2022 and was formally retained by the Special Committee pursuant to an engagement letter dated April 25, 2022 (the "**Engagement Letter**"). Under the terms of the Engagement Letter, Cormark Securities agreed to provide the Special Committee with advisory services in connection with the Transaction including, among other things, the provision of the Fairness Opinion.

The terms of the Engagement Letter provide that Cormark Securities shall be paid a fixed fee upon delivery of the Fairness Opinion (the "**Fairness Opinion Fee**") to be paid within two business days of the oral delivery of the Fairness Opinion, which occurred on the date hereof (the "**Opinion Date**"). The Fairness Opinion Fee is not contingent in whole or in part on the success or completion of the Transaction or on the conclusions reached in the Fairness Opinion. In addition, Cormark Securities is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services pursuant to the Engagement Letter. The fees paid to Cormark Securities in connection with the Engagement Letter are not financially material to Cormark Securities.

Royal Bank Plaza
North Tower, Suite 1800
P.O. Box 63
Toronto, ON M5J 2J2

Phone: (416) 362-7485
Fax: (416) 943-6496
Toll Free: (800) 461-2275

Participating Organization: Montreal Exchange, Toronto Stock Exchange, TSX Venture Exchange

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On the Opinion Date, at the request of the Special Committee, Cormark Securities orally delivered the Fairness Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that delivered orally by Cormark Securities to the Special Committee on the Opinion Date. This opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("**IIROC**"), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

## CREDENTIALS OF CORMARK SECURITIES

Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

This Fairness Opinion represents the opinion of Cormark Securities and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

## INDEPENDENCE OF CORMARK SECURITIES

Neither Cormark Securities, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the "**Interested Parties**").

## SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark Securities has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a) draft of the Arrangement Agreement between Nomad and SSL as of April 30, 2022;

G-3

b) draft of the third amended and restated credit agreement dated October 6, 2021 among Sandstorm, The Bank of Nova Scotia, as administrative agent and the lenders party thereto (the "**Sandstorm Credit Facility**");

c) commitment letter (the "**Commitment Letter**") dated February 18, 2022, among Sandstorm, The Bank of Nova Scotia and Bank of Montreal relating to the increase of the Sandstorm Credit Facility from US$350 million to US$500 million in connection with the BaseCore Transaction (as defined below);

d) written acquisition proposals to the Company from Sandstorm as of March 18, 2022 and April 4, 2022;

e) correspondence from management of Sandstorm to management of Nomad proposing alterations to the Consideration dated April 15, 2022 and April 29, 2022;

f) binding letter of intent between Sandstorm and Royalty North Partners Ltd. ("**RNP**") dated February 17, 2022;

g) draft of the amended and restated letter of intent between Sandstorm and RNP (the "**Amended RTO LOI**") expected to be executed in the form provided to Cormark concurrently with the entering into of the Arrangement Agreement;

h) non-binding letter of intent between Sandstorm and BaseCore Metals LP ("**BaseCore**") dated April 5, 2022;

i) draft of the asset purchase and sale agreement between Sandstorm and BaseCore as of April 28, 2022 (the "**BaseCore Asset Purchase Agreement**") expected to be executed in the form provided to Cormark concurrently with the entering into of the Arrangement Agreement;

j) audited annual financial statements and management's discussion and analysis ("**MD&A**") of each of the Company and Sandstorm for each of the years ended December 31, 2021, December 31, 2020 and December 31, 2019;

k) annual information form of each of the Company and Sandstorm for the years ended December 31, 2021, December 31, 2020 and December 31, 2019;

l) quarterly financial statements and MD&A of each of the Company and Sandstorm for the quarters ended September 30, 2021, June 30, 2021, March 31, 2021, September 30, 2020, June 30, 2020, March 31, 2020, September 30, 2019, June 30, 2019, and March 31, 2019;

m) select NI 43-101 Technical Reports, including for the Blyvoor Gold Mine effective March 1, 2021, prepared by Minxcon (Pty) Ltd;

n) certain other publicly available information relating to the business, operations, financial condition and trading history of the Company and Sandstorm;

o) certain internal financial, operational, corporate and other information with respect to the Company and Sandstorm, including the respective financial models prepared by management of each such company, as well as internal operating and financial projections prepared by each such company (and discussions with management of the Company and Sandstorm with respect to such information, model and projections);

p) discussions with management of the Company and Sandstorm relating to each such company's current business, plan, financial condition and prospects;

q) discussions with the Company's legal counsel relating to legal matters including with respect to the Arrangement Agreement;

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r) publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

s) an executed letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to Cormark and dated as of the Opinion Date, provided by senior officers of the Company; and

t) such other information, investigations, analyses and discussions as we considered necessary or appropriate.

Cormark Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark Securities. Cormark Securities did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and the reports of the auditors thereon.

## PRIOR VALUATIONS

The Company has represented to Cormark Securities that there have not been any prior valuations (as defined in MI 61-101) of the Company or its material assets or its securities in the past 24-month period.

## ASSUMPTIONS AND LIMITATIONS

Cormark Securities has not been asked to prepare and has not prepared a formal valuation of the Company or Sandstorm pursuant to MI 61-101 or otherwise, or any of their respective securities or assets, and the Fairness Opinion should not be construed as such. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Nomad Shares or Sandstorm Shares may trade at any future date. Cormark Securities was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. Cormark Securities has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Transaction as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Acquiror in connection with the Transaction and not the strategic or legal merits of the Transaction. The Fairness Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The Fairness Opinion has been provided for the exclusive use of the Special Committee and should not be construed as a recommendation to vote in favour of the Transaction or be relied upon by any other person. Except for the inclusion of the Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark Securities will not be held liable for any losses sustained by any person should the Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

The Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on such date and the condition and prospects, financial and otherwise, of the Company and Sandstorm and their respective affiliates, as reflected in the Information (as defined below) and as represented to Cormark Securities in discussions with management of each such company. It must be recognized that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities' attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the Opinion Date, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

G-5

With the approval of the Special Committee, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all information (including the financial models), technical information, business plans, forecasts and other information, data, advice, opinions and representations provided to Cormark Securities, directly or indirectly, orally or in writing by the Company, Sandstorm or any of their respective associates or affiliates or agents, advisors, consultants and representatives in connection with the Engagement Letter, including, in particular, for the purpose of preparing the Fairness Opinion or otherwise (collectively, the "**Information**") and Cormark Securities has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information and assumes there are no undisclosed material facts, no new material facts or other changes with respect to the Company or the Acquiror. Subject to the exercise of professional judgment and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to any financial and operating forecasts, projections, financial models (including in respect of (i) the model prepared by Nomad management (the "**Nomad Management Model**"), to which we have not made any changes other than utilizing a gold price assumption that we believe more accurately represents the consensus of knowledgeable observers in the industry so that we might more accurately compare the Company to its peers, and (ii) the model prepared by Sandstorm management (the "**Sandstorm Management Model**"), to which we have not made any changes other than utilizing a gold price assumption that we believe more accurately represents the consensus of knowledgeable observers in the industry so that we might more accurately compare Sandstorm to its peers), estimates and/or budgets provided to Cormark Securities and used in the analyses supporting the Fairness Opinion, Cormark Securities has noted that projecting future results of any business is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company or Sandstorm, as applicable, as to the future financial performance of such company and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark Securities expresses no view as to the reasonableness of such forecasts, projections, financial models (including the Nomad Management Model), estimates and/or budgets or the assumptions on which they are based. Furthermore, Cormark Securities has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company, the Acquiror or any other person.

The Chief Executive Officer and Chief Financial Officer of the Company have made certain representations to Cormark Securities in the Certificate with the intention that Cormark Securities may rely thereon in connection with the preparation of the Fairness Opinion, including that:

a) all Information relating to Nomad (the "**Nomad Information**") is, at the date hereof, or in the case of historical Nomad Information, was at the date of preparation, complete, true and correct in all material respects as it relates to the Company or the Transaction, as applicable, and does not and did not contain any untrue statement of a material fact (as such term is defined in the *Securities Act* (Ontario)) in respect of the Company or its subsidiaries or the Transaction and does not and did not omit to state a material fact in respect of the Company or its subsidiaries or the Transaction necessary to make the Nomad Information not misleading in light of the circumstances under which the Information was made or provided to Cormark Securities;

b) with respect to any portions of the Nomad Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Nomad Information: (i) were reasonably prepared and reflected the best currently available estimates and judgments; (ii) were prepared using the assumptions identified therein or otherwise disclosed to Cormark Securities that are (or were at the time of preparation) reasonable in the circumstances; (iii) are not misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation which have been disclosed to Cormark Securities; and (iv) represent the actual views of management of the financial prospects and forecasted performance of the Company and the Transaction;

c) since the dates on which the Nomad Information was provided to Cormark Securities, there has been no material change (as such term is defined in the *Securities Act* (Ontario)), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the

G-6

Company and there is no new material fact which is of a nature as to render any portion of the Nomad Information or any part thereof untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material effect on the Fairness Opinion;

d) since the dates on which the Nomad Information was provided to Cormark Securities, except as has been disclosed to Cormark Securities: (i) no material transaction has been entered into or contemplated by the Company, and there is no plan or proposal for any material change in the affairs of the Company or any of its subsidiaries, associates or affiliates or their respective securities; and (ii) management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company or any of its subsidiaries, associates or affiliates;

e) they have reviewed the Sandstorm Management Model provided to them and discussed same with Sandstorm representatives. Based upon their review of the foregoing and the assumptions underlying the same, in the opinion of management both are reasonable in the circumstances in which they were made, and are not, in management's reasonable belief, misleading in any material respect in light of the assumptions used therefor;

f) there are no existing externally prepared third party appraisals or valuations in the possession, control or knowledge of the Company relating to the Company or the Transaction, prepared as at a date within the 24 months preceding the date hereof and no such valuation or appraisal has been commissioned by the Company or any of its subsidiaries or is known to the Company to be in the course of preparation;

g) there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed to Cormark Securities;

h) there are no existing material facts or information which have not been included in the Company's public disclosure documents filed on www.sedar.com (the "**Disclosure Documents**") or otherwise not disclosed to Cormark Securities in writing relating to the Company or any of its subsidiaries which would reasonably be expected to affect the Fairness Opinion, including the assumptions used, the scope of review undertaken or the conclusions reached;

i) the contents of the Disclosure Documents were, as of their respective dates, true and correct in all material respects and do not contain any misrepresentation (as such term is defined in the *Securities Act* (Ontario)) and such Disclosure Documents comply with all requirements under applicable laws;

j) there have been no written offers or material negotiations, relating to the purchase or sale of all or a material portion of the Company's assets, made or received within the preceding 24 months which have not been disclosed to Cormark Securities; and

k) other than as disclosed in the Disclosure Documents and the Nomad Information, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to our knowledge, threatened, against or affecting the Company or any of its subsidiaries or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

In its analyses and in preparing the Fairness Opinion, Cormark Securities has made numerous other assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any party involved in the Transaction (including exchange rate and commodity price assumptions). Cormark Securities has also assumed that the executed Arrangement Agreement and Voting Agreements will not differ in any material respect from the drafts that we reviewed, the Transaction will be consummated in accordance with the terms and conditions thereof, substantially within the time frames specified in the Arrangement Agreement without any waiver or material amendment of any material term or condition thereof, that the Transaction was negotiated at arm's length and that the Transaction is not a "related party transaction" as

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defined under MI 61-101, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR and mailed to Nomad Shareholders in connection with the Transaction and any other documents in connection with the Transaction prepared by a party to the Arrangement Agreement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction are valid and effective, and that the Circular will be distributed to Nomad Shareholders in accordance with applicable laws.

Cormark Securities has further assumed that: (a) Sandstorm will complete the BaseCore Transaction (as defined below) and the Amended RTO Transaction (as defined below) on materially the same terms and conditions as set forth in the Amended RTO LOI and BaseCore Asset Purchase Agreement, respectively, reviewed by Cormark Securities; and (b) Sandstorm will enter into a further amended and restated version of the Sandstorm Credit Facility on the terms and conditions contemplated in the Commitment Letter in advance of the consummation of the BaseCore Transaction and will draw upon such facility to fund the cash consideration payable in the BaseCore Transaction in the amount disclosed to Cormark Securities.

## DESCRIPTION OF NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty and stream assets, of which eight are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. As of the close of markets on April 29, 2022, Nomad had a market capitalization of approximately $500 million. Nomad is dual listed on the Toronto Stock Exchange ("**TSX**") and the New York Stock Exchange ("**NYSE**").

## DESCRIPTION OF SANDSTORM

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has expressed plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. As of the close of markets on April 29, 2022, Sandstorm had a market capitalization of approximately $1.5 billion. Sandstorm is dual listed on the TSX and NYSE.

Concurrently with the announcement of the Transaction, Sandstorm has disclosed to Cormark Securities that it intends to enter into two separate transactions, specifically:

(i) a transaction with BaseCore pursuant to which Sandstorm will acquire nine royalties and one stream from BaseCore in exchange for aggregate consideration of US$525 million, comprised of US$425 million in cash (which will be partially funded by the Sandstorm Credit Facility, as proposed to be amended in accordance with the Commitment Letter) and US$100 million in Sandstorm Shares (the "**BaseCore Transaction**"); and

(ii) a transaction with RNP pursuant to which Sandstorm will spin out certain non-core assets (including an asset it will acquire under the BaseCore Transaction) in a reverse takeover transaction with the resulting issuer to be listed on the TSX Venture Exchange in exchange for various forms of consideration from RNP, including 34% of the equity of RNP, US$50 million in cash, a US$100 million debenture and retained interests in certain streams and a net profits interest to be transferred to RNP by Sandstorm in the Amended RTO Transaction (the "**Amended RTO Transaction**" and together with the BaseCore Transaction, the "**Proposed Sandstorm Transactions**").

The Proposed Sandstorm Transactions are not conditional upon completion of the Transaction, nor is the Transaction conditional upon completion of either or both of the Proposed Sandstorm Transactions.

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## APPROACH TO FAIRNESS

Cormark Securities used the methodologies described below to determine a range of values for each Nomad Share and each Sandstorm Share and then used such values to determine the fairness, from a financial point of view, of the implied value of the Consideration to Nomad Shareholders.

## SUMMARY OF FINANCIAL ANALYSIS

In support of the Fairness Opinion, Cormark Securities has performed certain value analyses on Nomad and Sandstorm based on the methodologies and assumptions that Cormark Securities considered appropriate in the circumstances for the purposes of providing its Fairness Opinion. In the context of the Fairness Opinion, Cormark Securities has considered the following principal methodologies (as each term is defined below):

(i) Net Asset Value ("**NAV**") Analysis;

(ii) Precedent Transactions Analysis; and

(iii) Comparable Companies Analysis.

*Net Asset Value Analysis*

The present value (as at April 30, 2022) of the unlevered, after-tax free cash flows that Nomad and Sandstorm have forecasted to generate (the "**NAV of Cash Flows**") was calculated by applying a discount rate of 5%, which represents the discount rate commonly used by precious metals, royalty sector equity research analysts in calculating NAV.

In addition, incremental value for assets on which projections were not available was included as part of the NAV build-up.

For both Nomad and Sandstorm, an implied NAV per share was calculated by adjusting the sum of the NAV of cash flows and the additional value of the assets on which projections were not available, for: (i) the estimated balance sheet as at March 31, 2022; (ii) the present value of projected corporate general and administrative expenses; and (iii) the fully diluted in-the-money shares outstanding.

Cormark Securities also performed and considered various sensitivity analyses on the NAV Analysis that we considered relevant, including among other things, the impact of various commodity price scenarios.

Cormark Securities also reviewed the NAV and NAV per share estimates for both Nomad and Sandstorm as reflected in, and derived from, equity research analyst reports available to Cormark Securities.

*Precedent Transactions Analysis*

Cormark Securities reviewed the purchase prices and transaction multiples paid in selected precedent transactions that Cormark Securities, based on its experience in the mining industry, considered relevant, including: Maverix Metals Inc.'s ("**Maverix**") acquisition of a portfolio of royalties from Newmont Corporation; Osisko Gold Royalties Ltd.'s ("**Osisko**") merger with Virginia Mines Inc.; Gold Royalty Corp.'s acquisition of Ely Royalties Inc.; Triple Flag Mining Finance Bermuda Ltd.'s acquisition of a portfolio of royalties from Centerra Gold Inc.; Franco-Nevada Corporation's ("**Franco-Nevada**") acquisition of Gold Wheaton Gold Corp.; Maverix's acquisition of a portfolio of royalties from Kinross Gold Corporation; Sandstorm's acquisition of a portfolio of royalties from Vale S.A.; Royal Gold, Inc.'s ("**Royal Gold**") acquisition of a portfolio of royalties from Barrick Gold Corporation; and Maverix's acquisition of a Hope Bay Mine Royalty from TMAC Resources Inc.

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Cormark Securities analyzed the multiple of price to NAV per share based on the median of equity research analyst estimates at the date of each precedent transaction (the "**Precedent Transaction Analysis**"). Cormark Securities analyzed these multiples for the select transactions since 2008, referenced above, in which the target royalty and streaming companies and portfolios were precious metals focused and included cash flowing royalties and streams.

Below we have outlined the range of observed transaction multiples for the list of precedent transactions outlined above:

| | High | Low | Median | Mean |
|---|---|---|---|---|
| Price / NAV Per Share..................................................... | 1.61x | 0.99x | 1.41x | 1.32x |

To calculate the implied per share equity value ranges for Nomad under the Precedent Transaction Analysis, Cormark Securities applied the range of 1.00x to 1.25x price to NAV per share described above to (a) the implied per share NAV indicated by the NAV Analysis and (b) the median of equity research analyst NAV per share estimates, in each case in respect of Nomad.

*Comparable Companies Analysis*

Cormark Securities reviewed public market trading statistics for select publicly listed royalty and steaming precious metals companies that we considered relevant, including Franco-Nevada, Wheaton Precious Metals Corp., Royal Gold, Triple Flag Precious Metals Corp., Maverix, Osisko, Gold Royalty Corp. and Metalla Royalty & Streaming Ltd. Using these trading statistics, we then determined ranges of multiples that would be applied to financial metrics of Nomad and Sandstorm for the purpose of this analysis (the "**Comparable Companies Analysis**").

Below we have outlined the range of observed trading multiples for the list of comparable companies outlined above:

| | High | Low | Median | Mean |
|---|---|---|---|---|
| Price / NAV Per Share..................................................... | 2.55x | 0.81x | 1.27x | 1.52x |
| Price / CY2022E Cash Flow Per Share....................... | 27.9x | 14.8x | 17.7x | 19.3x |
| Price / CY2023E Cash Flow Per Share....................... | 27.2x | 14.2x | 16.0x | 18.2x |

To calculate the implied per share equity value ranges for each of Nomad and Sandstorm under the Comparable Companies Analysis, Cormark Securities applied the following metrics:

(i) Price to NAV per share described above to (a) the implied per share NAV indicated by the NAV Analysis and (b) the median of equity research analyst NAV per share estimates; and

| **Ranges:** | Nomad | Sandstorm |
|---|---|---|
| Price / NAV Per Share..................................................... | 0.80x to 1.20x | 1.20x to 1.40x |

(ii) Price to cash flow per share to (a) the calendar year ("**CY**") 2022E and CY2023E Cormark Securities modelled cash flow per share and (b) the median of equity research analyst CY2022E and CY2023E cash flow per share estimates.

| **Ranges:** | Nomad | Sandstorm |
|---|---|---|
| Price / CY2022E Cash Flow Per Share....................... | 15.0x to 19.0x | 16.0x to 18.0x |
| Price / CY2023E Cash Flow Per Share....................... | 14.0x to 16.0x | 14.0x to 16.0x |

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*Other Factors Considered*

For the purposes of our opinion, Cormark Securities considered a number of other factors, including, but not limited to, the following:

(i) Historical trading prices of Nomad on the TSX during the 52-week period ending April 29, 2022;

(ii) Forward share price targets for Nomad as at April 29, 2022, as reflected in equity research analyst reports available to Cormark Securities;

(iii) The premiums implied by the Consideration relative to the closing price and 20-day volume weighted average trading price of Nomad Shares on the TSX based on the closing price and 20-day volume weighted average price of Sandstorm Shares on the TSX as at April 29, 2022;

(iv) The premiums implied by the Consideration relative to the midpoint of the estimated range of values of Sandstorm Shares;

(v) Illustrative post-transaction trading scenarios for Sandstorm based on the multiple to price to NAV per share by using the implied per share NAV indicated by the NAV Analysis, including *pro forma* analysis taking into account the potential outcomes of the Proposed Sandstorm Transactions and factoring in Sandstorm's *pro forma* leverage ratio and capital structure in each such scenario; and

(vi) Other factors or analyses which we have judged, based on our experience in rendering such opinions, to be relevant in the context of the Transaction.

## FAIRNESS OPINION

Based upon and subject to the foregoing and such other matters we considered relevant, Cormark Securities is of the opinion that, as of the date hereof, the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders.

Yours very truly,

Cormark Securities Inc.

**CORMARK SECURITIES INC.**

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APPENDIX H
REGISTRATION RIGHTS AGREEMENT

Execution Version

SANDSTORM GOLD LTD.

- and -

[ELECTING AFFILIATES]

REGISTRATION RIGHTS AGREEMENT

[●], 2022

Exhibit A — Joinder Agreement

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is made as of the [●]th day of [●], 2022.

AMONG:

SANDSTORM GOLD LTD., a corporation existing under the laws of the Province of British Columbia (the “Company”),

AND:

_________________________________________

(the “Shareholders”)

WHEREAS, on the date hereof, pursuant to a plan of arrangement effective as of the date hereof (the “Plan”) involving the Company and Nomad Royalty Company Ltd (“Nomad”), the Company has issued Common Shares (as defined herein) to the Shareholders.

AND WHEREAS, pursuant to the terms of the Plan, the Company and the Shareholders are setting forth their agreements regarding the registration rights of electing Shareholders as shareholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

“Affiliate” means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

“Agreement” means this Registration Rights Agreement, as it may be supplemented or amended from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement, and unless otherwise indicated, references to Articles and Sections are to the specified Articles and Sections, as applicable, of this Agreement;

“Articles” means the certificate and articles of incorporation of the Company, as amended to the date of this Agreement, and as may be amended, replaced or superseded from time to time;

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“Board” means the board of directors of the Company;

“Bought Deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions;

“Business Day” means any day, other than Saturday, Sunday or any statutory or civic holiday in the City of New York or the Province of British Columbia;

“Canadian Base Shelf Prospectus” has the meaning ascribed thereto in National Instrument 44-102 – Shelf Distributions;

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 – General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and of each of the provinces and territories of Canada and the applicable rules and requirements of any Stock Exchange;

“Canadian Securities Regulators” has the meaning set out in Schedule A to this Agreement;

“Canadian Shelf Prospectus Supplement” has the meaning given to it in National Instrument 44-102 – Shelf Distributions;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning set out in the preamble to this Agreement;

“Company Indemnitee” has the meaning set out in Section 3.2(c);

“Control” or “control” means the possession by any Person of the ownership, control or direction, directly or indirectly, of 50% or more of the outstanding voting securities of a Person, or the power to direct or cause, directly or indirectly, the direction of the management and policies of a Person (whether by contract or otherwise), and, if such Person is a limited partnership, control means the possession by any Person of the ownership, control or direction, directly or indirectly, of 50% or more of the outstanding voting securities of the general partner of the limited partnership, or the power to direct or cause, directly or indirectly, the direction of the management and policies of the general partner of the limited partnership (whether by contract or otherwise); and each of “controlled by” or “controlling” has a corresponding meaning;

“Convertible Securities” means securities directly or indirectly convertible into, exchangeable for or exercisable to acquire Common Shares;

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“Covered Person” has the meaning set out in Section 3.2(a);

“Demand Registration” has the meaning set out in Section 2.1(a);

“Director” means a director on the Board;

“Distribution” means a sale or distribution of Common Shares to the public by way of (i) a Canadian Prospectus under Canadian Securities Laws in one or more jurisdictions in Canada, other than Quebec, (ii) a Registration Statement under U.S. Securities Laws in the United States or (iii) a combination of (i) and (ii);

“FINRA” means the Financial Industry Regulatory Authority;

“Free Writing Prospectus” means a Company free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Common Shares;

“Indemnified Party” has the meaning set out in Section 3.4;

“Indemnifying Party” has the meaning set out in Section 3.4;

“Initiating Notice” has the meaning set out in Section 2.1(a);

“Losses” has the meaning set out in Section 3.2(a);

“Minimum Price” has the meaning set out in Section 2.3(a)(ii);

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada;

“BC Securities Act” means the Securities Act (British Columbia), as the same may be amended from time to time, and any successor legislation thereto, except where otherwise expressly provided;

“Party” or “Parties” means one or more of the parties to this Agreement and includes any Person who becomes a party hereto by execution of a joinder agreement substantially in the form of Exhibit A hereto;

“Person” means any individual, partnership, limited partnership, corporation, company, limited liability company, unlimited liability company, unincorporated organization, association, trust, joint venture or government;

“Permitted Transferee” means with respect to any Shareholder, an Affiliate of such Shareholder, provided, however, that any such transferee shall agree in a writing in the form attached as Exhibit A hereto to be bound by and to comply with all applicable provisions of this Agreement;

“Plan ” has the meaning set out in the preamble to this Agreement;

“Price Range” has the meaning set out in Section 2.1(g);

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“Prospectus” means (i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus;

“Registrable Securities” means the Common Shares acquired pursuant to the Plan that are held or controlled by any Shareholder, until the earliest date on which such Common Shares (i) are no longer beneficially owned (within the meaning of applicable Securities Laws) by a Shareholder, (ii) have been resold to Persons other than a Shareholder pursuant to Rule 144 under the U.S. Securities Act or pursuant to an exemption from the requirement to prepare a Canadian Prospectus under the Canadian Securities Laws or (iii) have been resold by a Shareholder under an effective Registration Statement or Canadian Prospectus;

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the U.S. Securities Act including the related Prospectus, amendments and supplements to such registration statement, include pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“Shareholder” means (i) any Shareholder or (ii) any Permitted Transferee that has acquired Registrable Securities from a Shareholder and that has entered into a joinder agreement substantially in the form of Exhibit A hereto, in each case so long as such Person continues to hold any Registrable Securities;

“Shareholders’ Expenses” has the meaning set out in Section 2.5;

“Shelf Registration” has the meaning set out in Section 2.2(a);

“Shelf Registration Statement” has the meaning set out in Section 2.2(a);

“Shelf Underwritten Offering” has the meaning set out in Section 2.2(d);

“Stock Exchange” means any stock exchange on which the securities of the Company are listed and/or traded, including but not limited to the Toronto Stock Exchange and the New York Stock Exchange;

“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

“Underwriters’ Cutback” has the meaning set out in Section 2.3(a);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

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“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the applicable securities laws of each of the states of the United States and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of the United States and of each of the states of the United States and the applicable rules and requirements of any United States national securities exchange; and

“Valid Business Reason” has the meaning set out in Section 2.1(c)(ii).

1.2 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4 Rules of Construction

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

ARTICLE 2

REGISTRATION RIGHTS

2.1 Demand Registration Rights

(a)

At any time and from time to time from and after the date hereof, the Shareholders shall have the right, subject to the limitations of this Article 2, to require the Company to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Shareholders under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws, and take such other steps as may be necessary to facilitate the Distribution of all or any portion of the Registrable Securities held by such Shareholders (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Initiating Notice”). Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by the Shareholders under this Section 2.1(a) with respect to any or all Registrable Securities held by such Shareholders.

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(b)

Upon exercise of a Demand Registration right as set forth in Section 2.1(a), the Company shall, subject to the limitations of this Article 2 and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable (i) prepare and file a Registration Statement relating to such Demand Registration and cause such Registration Statement to become effective under the U.S. Securities Act as soon as practicable thereafter, and, if necessary in connection therewith, (ii) prepare and file a Canadian Prospectus under applicable Canadian Securities Laws and, if applicable, secure the issuance of a receipt for a Canadian Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution of all or any portion (as may be reduced pursuant to Section 2.4) of the Registrable Securities of the Shareholders requested to be included in such Demand Registration, together with any Common Shares to be offered and sold by the Company in such Demand Registration as contemplated in Section 2.1(f). The Company, the Shareholders shall cooperate in a timely manner in connection with any such Demand Registration and the procedures in Schedule A shall apply to such Distribution.

(c)	The Company shall not be obliged to effect a Demand Registration under this Section 2.1:

(i)

in any particular calendar year after having complied with two Demand Registration requests in the aggregate from the Shareholders and/or their Permitted Transferees in such calendar year pursuant to this Section 2.1 or Section 2.2(d), or if within the preceding 180 days a Demand Registration was effected;

(ii)

in the event the Board reasonably determines in its good faith judgment that either: (A) compliance with the Demand Registration, after giving effect to the Company’s participation in such Demand Registration as contemplated in Section 2.1(f), would (x) impede the ability of the Company to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company which is pending, proposed or under active engagement with underwriters and/or the board of the Company or (y) could reasonably be expected to result in a material adverse effect on the business or prospects of the Company; or (B) there exists at the time material non-public information relating to the Company that the Company has a bona fide purpose for preserving as confidential and the disclosure of which would be detrimental to the Company (each of (A) and (B) being a “Valid Business Reason”), then in either case, the Company’s obligations under this Section 2.1 may be deferred for a period of not more than 90 days from the date of receipt of the Initiating Notice and no more than once in any 12-month period; provided, however, that the Company shall give written notice to the Shareholders: (1) of its determination to postpone compliance with the Demand Registration; (2) subject to compliance by the Company with applicable Securities Laws, of the facts giving rise to the Valid Business Reason; and (3) of the time at which it determines the Valid Business Reason to no longer exist; or

(iii)

if the anticipated gross aggregate offering price of the Registrable Securities to be registered or qualified in connection with such Demand Registration, including the value of any Registrable Securities which may be included in the Distribution pursuant to Section 2.1(f), is less than $50,000,000.

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(d)	An Initiating Notice shall:

	(i)	specify the names of the requesting Shareholders intending to offer and sell Registrable Securities and the number of Registrable Securities that such Shareholders intend to offer and sell;

	(ii)	express the intention of the requesting Shareholders to offer or cause the offering of such Registrable Securities;

	(iii)	describe the nature or methods of the proposed offer and sale thereof and specify whether the offer shall be made in the United States and/or Canada;

(iv)

contain the undertaking of the requesting Shareholders to provide all such information regarding their holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all applicable Securities Laws; and

	(v)	specify whether such offer and sale shall be made by an underwritten offering.

(e)

In the case of an underwritten public offering initiated pursuant to this Section 2.1, the requesting Shareholders shall have the right to select the managing underwriter or underwriters to effect the Distribution in connection with such Demand Registration; provided that if the number of Common Shares to be offered and sold by the Company in such Demand Registration as contemplated in Section 2.1(f) exceeds the number of Common Shares to be offered and sold by the requesting Shareholders, then the consent of the Company shall be required for such managing underwriter selection, which consent shall not be unreasonably withheld. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(f)	The Company shall be entitled to include Common Shares in any Demand Registration for its own account, subject to the terms and conditions herein.

(g)

Notwithstanding any of the provisions of this Section 2.1 to the contrary, if the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such Distribution exceeds the number of securities which can be sold in an orderly manner in such offering within a price range reasonably acceptable to (i) the requesting Shareholders and (ii) in the event the Company elects to participate in such Demand Registration pursuant to Section 2.1(f), the Company (the “Price Range”), then the requesting Shareholders and, if applicable, the Company, shall be entitled to include in such Distribution only such portion of the Common Shares that have been requested to be included in such Distribution as is determined in good faith by such managing underwriter or underwriters in the priority provided in Section 2.3(a).

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(h)

Subject to Section 2.1(c) of Schedule A, all such Shareholders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. In the case of an underwritten Demand Registration, the Shareholders and their representatives may participate in the negotiation of the terms of any underwriting agreement with respect to the rights, obligations, representations, warranties, covenants and indemnities specifically applicable to such Shareholders. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Shareholders and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

2.2 Shelf Registration and Take-Down

(a)

The Shareholders shall have the right to require the Company at any time and from time to time to file a shelf Registration Statement with the SEC pursuant to MJDS or Rule 415 under the U.S. Securities Act (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 – Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registrable Securities held by the Shareholders (a “Shelf Registration”), by giving an Initiating Notice with the information required in section 2.1(d) of such Shelf Registration to the Company.

(b)

Upon exercise of a Shelf Registration right as set forth in Section 2.2(a), the Company shall, and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable prepare and file a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion (as may be reduced pursuant to Section 2.3) of the Registrable Securities of the Shareholders requested to be included in such Shelf Registration.

(c)

Upon filing any Shelf Registration Statement and, if required, a Canadian Base Shelf Prospectus, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective with the SEC and, if required such Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Regulators, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration as may be reasonably requested by the Shareholders or as otherwise required, until such time as all Registrable Securities that could be sold pursuant to such Shelf Registration Statement have been sold, are no longer outstanding or otherwise cease to be “Registrable Securities”.

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(d)

At any time that a Shelf Registration Statement is effective, if the Shareholders deliver a notice to the Company stating that they intend to effect an underwritten public offering of all or part of the Registrable Securities included on the Shelf Registration Statement (a “Shelf Underwritten Offering”), then the Company shall file a prospectus supplement to the Shelf Registration Statement and any applicable Canadian Prospectus as may be necessary to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Registration shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 2.1(d) for an Initiating Notice and shall be considered an “Initiating Notice” for all purposes in this Agreement, to the extent the applicable as the context may require. The Shareholders’ rights to request a Shelf Underwritten Offering under the Shelf Registration Statement with respect to the Registrable Securities held by the Shareholders shall be in addition to the other registration rights provided in this Article 2; provided that the Company shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 2.1(c) for a Demand Registration, mutatis mutandis, including, without limitation, Section 2.1(c)(i). In addition, the provisions of clause 2.1(e) of Section 2.1 shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Company and the Shareholders shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering. The obligations of the Company in this Section 2.2 shall be subject to such timely cooperation of the Shareholders.

2.3 Underwriters’ Cutback

(a)

If, in connection with a Demand Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution (an “Underwriters’ Cutback”) because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within the Price Range, then the Shareholders and the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

	(i)	first, such Registrable Securities requested to be qualified by the Shareholders, pro rata among such Shareholders based on the number of Registrable Securities held by such Shareholders; and

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(ii)

second, if there are any additional Registrable Securities that may be underwritten at no less than the lowest price in the Price Range (the “Minimum Price”) after allowing for the inclusion of all of the Registrable Securities required under (i) above, such Registrable Securities requested to be qualified by the Shareholders, pro rata among such Shareholders based on the number of Registrable Securities held by such Shareholders; provided that, if any Registrable Securities requested to be qualified by such Shareholders are not otherwise included in the Distribution, such Registrable Securities that are not so included shall be included in an over-allotment option which shall be granted to the underwriters in connection with such Distribution for such amount of Registrable Securities requested to be qualified by such Shareholders that were not otherwise included in such Distribution, up to an aggregate maximum number as is equal to 15% of the Registrable Securities referred to in (i) above; and

(iii)

third, if there are any additional Registrable Securities that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the Registrable Securities required under (i) above, such Registrable Securities offered by the Company for its own account; provided that, if any Registrable Securities requested to be qualified by the Company are not otherwise included in the Distribution, such Registrable Securities that are not so included shall be included in an over-allotment option which shall be granted to the underwriters in connection with such Distribution for such amount of Registrable Securities requested to be qualified by the Company that were not otherwise included in such Distribution, up to an aggregate maximum number as is equal to 15% of the Registrable Securities referred to in (i) above.

(b)

Notwithstanding the foregoing, if there would exist a Valid Business Reason pursuant to clause (A) of the definition thereof, but the Company’s participation and priority allocation in such Demand Registration as contemplated in Section 2.1(f) would be sufficient to avoid such Valid Business Reason, then the Shareholders and the Company shall be obligated to include such securities proposed to be included in such Distribution that may be underwritten at no less than the Minimum Price in accordance with a priority as shall be determined in good faith by and among the Shareholders, the Company and such managing underwriter or underwriters.

2.4 Withdrawal of Registrable Securities

(a)

Each Shareholder will have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration pursuant to Section 2.1 by giving written notice to the Company of its request to withdraw; provided, however, that:

	(i)	such request must be made in writing prior to the execution of the enforceable Bought Deal letter or underwriting agreement with respect to such Distribution; and

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(ii)

such withdrawal will be irrevocable and, after making such withdrawal, such Shareholder will no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b)

Provided that a Shareholder withdraws all of its Registrable Securities from a Demand Registration, in accordance with Section 2.4(a) prior to the effectiveness of a Registration Statement (or in the case of an Shelf Underwritten Offering pursuant to the MJDS or Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering) or the filing of a preliminary Canadian Prospectus, as applicable, such Shareholder shall be deemed to not have participated in or requested such Demand Registration.

(c)

Notwithstanding Section 2.4(a)(i), if a Shareholder withdraws its request for inclusion of its Registrable Securities from a Demand Registration, at any time after having learned of a material adverse change in the condition, business or prospects of the Company, such Shareholder shall be deemed to not have participated in or requested such Demand Registration.

(d)

Notwithstanding the foregoing, if the Company defers the filing of a Registration Statement or a Canadian Prospectus pursuant to Section 2.1(c)(ii) and if the Shareholders, as applicable, at any time prior to receiving written notice that the Valid Business Reason for such deferral no longer exists, advise the Company in writing that they have determined to withdraw their request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether the Shareholders exercised their right to a Demand Registration.

2.5 Expenses

All expenses incurred in connection with a Demand Registration or Shelf Registration pursuant to Section 2.1 and Section 2.2, as applicable (excluding underwriters’ fees applicable to the sale of Shareholders’ Registrable Securities, if any, applicable transfer taxes, if any, and fees and disbursements of counsel to the Shareholders (which counsel shall be selected by the Shareholders), which shall be borne by the Shareholders (the “Shareholders’ Expenses”)), including: (i) Canadian Securities Regulators, applicable U.S. and Canadian Stock Exchange registration listing and filing fees relating to the Registrable Securities; (ii) fees and expenses of compliance with applicable Securities Laws; (iii) printing and copying expenses; (iv) messenger and delivery expenses; (v) expenses incurred in connection with any road show and marketing activities; (vi) fees and disbursements of counsel to the Company; (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company; and (viii) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding the Shareholders’ Expenses), shall be borne by the Company.

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2.6 Rules 144 and Regulation S

The Company shall file the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as any Shareholder may reasonably request, all to the extent required from time to time to enable such Shareholder to sell Registrable Securities without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

2.7 Compliance with Canadian Securities Laws

With a view to making available the benefits of Canadian Securities Laws that may at any time permit the resale of Registrable Securities without the filing of a Canadian Prospectus, the Company agrees to use its reasonable best efforts to (a) file with the appropriate Canadian Securities Regulators in a timely manner all reports and other documents required under Canadian Securities Laws, and (b) so long as any Shareholder owns any Registrable Securities, furnish to any Shareholder forthwith upon request a written statement by the Company stating that the Company is a reporting issuer and is not in default of any requirement under Canadian Securities Laws.

ARTICLE 3

INFORMATION; ACCESS; INDEMNIFICATION

3.1 Preparation; Reasonable Investigation

In connection with the preparation and filing of any Registration Statement or Canadian Prospectus in connection with a Demand Registration or Shelf Registration as herein contemplated, the Company will give the Shareholders, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to fully participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and will give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Shareholders and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in the United States or Canada for inclusion in such documents, provided that the Shareholders and the underwriters agree to maintain the confidentiality of such information.

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3.2 Indemnification by the Company

(a)

In connection with any Demand Registration or Shelf Registration, the Company will, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Shareholder and its Affiliates and each of their respective officers and directors and agents and each person who controls such Shareholder (within the meaning of the Securities Act) (each such Person being referred to herein as a “Covered Person”), from and against any loss, liability, claim, damage, cost, expense, judgment, fine, penalty and charge whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several (collectively, “Losses”), as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus, Canadian Prospectus, or any amendment or supplement thereto, including all documents incorporated therein by reference, incident to any such registration, qualification, or compliance, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss as such expenses are incurred; provided that the Company shall not be liable under this Section 3.2(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.2(a) in respect of a given Shareholder shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Shareholder stating that such information is being provided for use in the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus, Canadian Prospectus, or any amendment or supplement thereto. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2(a) as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company hereunder. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of a Shareholder.

(b)

For greater certainty, the rights to indemnification provided in Section 3.2(a) may be exercised by each Shareholder individually and separately from the rights to indemnification of the other Shareholders provided in Section 3.2(a), and shall not be affected in any way by the exercise, non-exercise or waiver, in whole or in part, by any other Shareholder of such rights to indemnification.

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(c)

The Company hereby acknowledges and agrees that any Person entitled to indemnification pursuant to Section 3.2 (a “Company Indemnitee”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other sources. The Company hereby acknowledges and agrees (i) that it is the indemnitor of first resort (i.e., its obligations to a Company Indemnitee are primary and any obligation of such other sources to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Company Indemnitee are secondary) and (ii) that it shall be required to advance the full amount of expenses incurred by a Company Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights a Company Indemnitee may have against such other sources. The Company further agrees that no advancement or payment by such other sources on behalf of a Company Indemnitee with respect to any claim for which such Company Indemnitee has sought indemnification, advancement of expenses or insurance from the Company shall affect the foregoing, and that such other sources shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Company Indemnitee against the Company.

3.3 Indemnification by Shareholders

(a)

In connection with any Demand Registration and/or Shelf Registration in which a Shareholder is participating, each Shareholder, on a several and individual (not joint or joint and several) basis and with respect to itself only, will indemnify and hold harmless the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) from and against any Losses, as incurred, arising out of or based upon any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made in the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by such Shareholder and relating solely to such Shareholder, stating that such information is being provided for use therein; provided, however, that such Shareholder shall not be liable under this Section 3.3(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.3(a) shall not apply to any Loss to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus relating to a Demand Registration and/or Shelf Registration if the Company or any underwriter failed to send or deliver a copy of the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus to the Person asserting such Losses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus corrected such untrue statement or omission except in the circumstances where the obligation to deliver a Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus was on the Shareholder for a sale of Registrable Securities under a Shelf Registration not involving an Underwritten Offering. Any amounts advanced by a Shareholder to an Indemnified Party pursuant to this Section 3.3(a) as a result of such losses will be returned to such Shareholder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Shareholder hereunder. The Shareholders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

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(b)

Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or Shelf Registration, in no event will a Shareholder be liable for indemnification or contribution hereunder for an amount greater than the net sales proceeds after underwriting fees, commissions and discounts (but before any taxes and expenses which may be payable by such Shareholder) actually received by such Shareholder from the sale of Registrable Securities covered by such Registration Statement (less the aggregate amount of any damage which the Shareholder has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).

3.4 Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under Section 3.2 or Section 3.3, as applicable, (the “Indemnified Party”) will give written notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the delay or omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of Section 3.2 or Section 3.3, as applicable, except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party will have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Parties and Indemnifying Parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party will have the right to employ its own counsel in any such claim or proceeding and to participate in the defense thereof, but the legal fees and expenses of such counsel will be at the expense of the Indemnified Party, unless (i) the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party or (iii) the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses will be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, to pay the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

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3.5 Contribution

(a)

If the indemnification provided for in Section 3.2 or Section 3.3 (as applicable) is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3 (as applicable) in respect of any Losses, then each party that would have been an Indemnifying Party hereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Securities Laws will be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 as a result of the Losses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 3.5 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5. Notwithstanding the provisions of this Section 3.5, an Indemnifying Party that is a Shareholder of Registrable Securities shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 3.3 by reason of such untrue or alleged untrue statement or omission or alleged omission. No Shareholder shall be liable for contribution under this Section 3.5, except under such circumstances as such Shareholder would have been liable for indemnification under this Article 3 if such indemnification were enforceable under applicable law.

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(b)

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are more favorable to the Shareholders in such offering than the foregoing provisions, the provisions in the applicable underwriting agreement shall control.

3.6 Survival

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive any transfer of securities pursuant thereto.

3.7 Shareholder is Trustee

The Company hereby acknowledges and agrees that, with respect to this Article 3, each Shareholder is contracting on its own behalf and as agent for their respective Covered Persons referred to in this Article 3. In this regard, each Shareholder will act as trustee for such Indemnified Parties of the covenants of the Company under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

3.8 Company is Trustee

The Shareholders hereby acknowledge and agree that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Company will act as trustee for such Indemnified Parties of the covenants of the Shareholders under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

ARTICLE 4

GENERAL PROVISIONS

4.1 Changes in Capital of the Company

At all times after the occurrence of any event which results in a change to the Common Shares, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Common Shares are so changed and the parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

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4.2 Articles

So long as this Agreement shall remain in effect, subject to applicable legal requirements, the Articles shall accommodate and be subject to, and not in any respect conflict with, the rights and obligations set forth herein. In the event of any conflict or inconsistency between the terms of this Agreement and the Articles, as may be amended from time to time, the terms of this Agreement shall prevail.

4.3 Term

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and, except as provided below, shall continue in force until the earlier of:

(a)

the date upon which the Common Shares owned, controlled or directed, directly or indirectly, in the aggregate, by Shareholders and their affiliates constitute less than 5% of all of the issued and outstanding Common Shares (calculated on a fully diluted basis);

(b)	the date on which this Agreement is terminated by the mutual consent of the Parties; or

(c)	the dissolution or liquidation of the Company.

Notwithstanding the foregoing, the provisions of Article 4 shall continue in force in accordance with their terms after the termination of this Agreement.

4.4 Termination Not to Affect Rights or Obligations

A termination of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations shall survive the termination of this Agreement.

4.5 Remedies

The Parties shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder. Each Party hereto acknowledges that a breach or threatened breach by a Party of any provision of this Agreement may result in the other Parties suffering irreparable harm which cannot be calculated fully or adequately compensated by recovery of damages alone. Accordingly, each Party agrees that the other Parties may be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which it or any other Party may become entitled, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

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4.6 Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by electronic mail or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the sixth Business Day after the post-marked date thereof, or if sent by electronic mail, shall be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00 a.m. on the next Business Day immediately following such date in the place of delivery of the intended recipient, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 4.6. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by electronic mail and shall be deemed to have been received in accordance with this Section 4.6. Notices and other communications shall be addressed as follows:

(a) if to any of the Shareholders:

[Address]

Attention: [●]

Email: [●]

(b) if to the Company:

Sandstorm Gold Ltd.

Suite 1400-400 Burrard Street

Vancouver, BC

V6C 3A6

Attention: Nolan Watson, President & CEO

Email: [Redacted]

(c) The failure to send or deliver a copy of a notice or other communication to the referred to counsel, as the case may be, shall not invalidate any notice given under this Section 4.6.

4.7 Time of Essence

Time is of the essence of this Agreement.

4.8 Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the Business Day immediately following if the last day of the period is not a Business Day.

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4.9 Further Assurances

Each Party shall use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement and to cause the Company to act in the manner contemplated by this Agreement.

4.10 Independent Legal Advice

The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. Further, the Parties acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.

4.11 Assignment

Except as may be expressly provided in this Agreement, and except for an assignment of the rights and obligations under this Agreement by a Shareholder to a Permitted Transferee (which assignment will be permitted), none of the Parties may assign its rights or obligations under this Agreement without the prior written consent of all of the other Parties. Without prejudice to any other or similar conditions imposed hereunder with respect to such transfer, no assignment permitted under the terms of this Section 4.11 will be effective unless and until the transferee to which the assignment is being made, if not a Shareholder, has delivered to the Company the executed joinder agreement in the form attached as Exhibit A hereto agreeing to be bound by, and be party to, this Agreement. A transferee to whom rights are transferred pursuant to this Section 4.11 may not again transfer those rights to any other transferee, other than as provided in this Section 4.11. Nothing in this Agreement shall prohibit any assignment by operation of law (including by way of amalgamation, merger or other business combination).

4.12 Waiver, Amendment

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

4.13 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

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4.14 Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

4.15 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

4.16 Governing Law

(a) This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.17 Waiver of Jury Trial

EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.18 Counterparts

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SANDSTORM GOLD LTD.
By:
Name:
Title:
By:
Name:
Title:

[ELECTING AFFILIATES]
By:
Name:
Title:

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1.1 Registration Procedures

(a) Upon exercise of the Demand Registration or Shelf Registration rights as set forth in this Agreement, the Company will use reasonable best efforts in accordance with this Agreement to effect such Registration of Registrable Securities to permit the offer and sale or other disposition or Distribution of Registrable Securities of the Shareholders in the United States and/or one or more Canadian jurisdictions, other than Quebec (as applicable) as directed by such Shareholders, and in pursuance thereof the Company will, as applicable to the relevant exercise of such rights, as soon as practicable:

(i) following the Company’s receipt of the Initiating Notice in respect of the exercise of a Demand Registration right pursuant to Section 2.1(a) or a Shelf Registration right pursuant to Section 2.2(d) (and in any event within 21 days of a Shelf Registration right pursuant to Section 2.2(a)) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Shareholders or by the Company in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Company shall furnish or otherwise make available to the Shareholders of the Registrable Securities covered by such Registration Statement, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such Shareholders and counsel, and such other documents reasonably requested by such Shareholders and counsel, including any comment letter from the SEC, and, if requested by such Shareholders or counsel, provide such Shareholders or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company will include comments to any Registration Statement and any amendments or supplements thereto from Shareholders or their counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

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(ii) prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Shareholders set forth in such Registration Statement or otherwise cease to be “Registrable Securities”;

(iii) to the extent necessary and advisable in connection with the foregoing registration under the U.S. Securities Act, prepare and file in the English language with the applicable Canadian securities authorities, other than Quebec (collectively, the “Canadian Securities Regulators”) a preliminary Canadian Prospectus (if applicable), as soon as reasonably practicable after the Company’s receipt of the Initiating Notice in respect of the exercise of a Demand Registration right pursuant to Section 2.1(a) or a Shelf Registration pursuant to Section 2.2(a) or 2.2(d), as applicable, and, promptly thereafter, a final Canadian Prospectus under and in compliance with the applicable Canadian Securities Laws, relating to the applicable Demand Registration, including all exhibits, financial statements and such other related documents required by the Canadian Securities Regulators to be filed therewith, and if applicable, use its reasonable best efforts to cause the applicable Canadian Securities Regulator or Canadian Securities Regulators to issue a receipt for such Canadian Prospectuses; and the Company will furnish to the Shareholders and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Regulators, promptly after the filing of such Canadian Prospectuses, amendments or supplements;

(iv) prepare and file with the Canadian Securities Regulators such amendments and supplements to the Canadian Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the BC Securities Act or under any applicable provisions of Canadian Securities Laws;

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(v) after notice thereof is received by the Company, notify the Shareholders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing: (i) when the Registration Statement, Prospectus, Canadian Prospectus, Canadian Shelf Prospectus Supplement or any amendment thereto has been filed or, if applicable, a receipt has been issued, and furnish to the Shareholders and managing underwriters or underwriters, if any, with copies thereof; (ii) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information; (iii) of any request by the Canadian Securities Regulators for amendments to the Canadian Prospectus or for additional information; (iv) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose; (v) of the issuance by the Canadian Securities Regulators of any stop order or cease trade order relating to the Canadian Prospectus or any order preventing or suspending the use of any Canadian Prospectus or the initiation or threatening of any proceedings for such purposes; and (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(vi) notify the Shareholders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the Registration Statement or Canadian Prospectus, as applicable, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Registration Statement or Canadian Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such Registration Statement or Canadian Prospectus was delivered or if for any other reason it will be necessary during such time period to amend or supplement the Registration Statement or Canadian Prospectus in order to comply with the Securities Laws and, in either case as promptly as practicable, prepare and file with the SEC or Canadian Securities Regulators, respectively, and furnish to the Shareholders and the managing underwriters or underwriters, if any, a supplement or amendment to such Registration Statement or Canadian Prospectus which will correct such statement or omission or effect such compliance;

(vii) use reasonable best efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any Registration Statement or Canadian Prospectus or suspending the qualification of any Registrable Securities covered by the Registration Statement or Canadian Prospectus, or the initiation or the threatening of any proceedings for such purposes;

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(viii) furnish to the Shareholders and each managing underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement, preliminary Canadian Prospectus and final Canadian Prospectus, as applicable, including financial statements and schedules thereto and all documents incorporated therein by reference, and provide the Shareholders and their respective counsel with a reasonable opportunity to review and provide comments to the Company on the Registration Statement or Canadian Prospectus, as applicable;

(ix) deliver to the Shareholders and the underwriters, if any, without charge, as many commercial copies of the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the Registration Statement, preliminary Canadian Prospectus and final Canadian Prospectus, as applicable, or any amendment or supplement thereto by each of the Shareholders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus or any amendment or supplement thereto) and such other documents as the Shareholders may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(x) use reasonable best efforts to qualify, and cooperate with the Shareholders, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the Securities Laws of each jurisdiction (other than Quebec), as applicable, as any such Person or underwriter reasonably requests in writing provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(xi) in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3 of the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement or Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

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(xii) but in any event within 2 days after filing with the SEC or Canadian Securities Regulators any document which is incorporated by reference into the Registration Statement or Canadian Prospectus, as applicable, provide copies of such document to the Shareholders and their respective counsel and to the managing underwriters or underwriters, if any;

(xiii) file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable Securities Laws;

(xiv) use its reasonable best efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a Registration Statement or Canadian Prospectus, as applicable;

(xv) furnish to the managing underwriter or underwriters, if any, and such other Persons as the managing underwriter or underwriters may reasonably specify, such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request;

(xvi) provide and cause to be maintained a transfer agent and registrar for such Registrable Securities not later than the effective date of the Registration Statement, if applicable, or the date a receipt is issued for the final Canadian Prospectus by the applicable Canadian Securities Regulators and use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement or Canadian Prospectus, as applicable, to be listed on each Stock Exchange;

(xvii) participate in such marketing efforts as the Shareholders or managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events;

(xviii) cooperate with each Shareholder and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xix) in the case of a Distribution under a Registration Statement, otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available to the Shareholders, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder; and

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(xx) take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of each Shareholder under the Agreement.

1.2. Shareholders’ Obligations

(a) The Company may require the Shareholders to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Shareholders and their respective beneficial ownership of Registrable Securities as the Company may from time to time reasonably request in writing in order to comply with applicable Securities Laws in each jurisdiction in which a Demand Registration or Shelf Registration is to be effected. The Shareholders agree to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable Securities Laws. The Shareholders will promptly notify the Company when a Shareholder becomes aware of the happening of any event (insofar as it relates to such Shareholder or information provided by such Shareholder in writing for inclusion in the applicable Registration Statement or Prospectus) as a result of which the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Registration Statement or Prospectus was delivered not misleading or, if for any other reason it will be necessary during such time period to amend or supplement Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus in order to comply with applicable Securities Laws.

(b) In addition, the Shareholders shall, if required under applicable Securities Laws, execute any certificate forming part of a Registration Statement to be filed with the SEC or Canadian Prospectus to be filed with the applicable Canadian Securities Regulators.

(c) In connection with any underwritten offering in connection with a Demand Registration or Shelf Registration, the Shareholders shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, provided that no Shareholder included in any such underwritten offering shall be required to make any representations or warranties to or agreements with the Company or the underwriters in connection with an underwritten offering (other than representations and warranties regarding such Shareholder, such Shareholder’s title to the Registrable Securities and such Shareholder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise specifically provided in Article 3, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Shareholders with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

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Exhibit A

JOINDER AGREEMENT

            Reference is made to the Registration Rights Agreement, dated as of [●], 2022 (as amended from time to time, the “Agreement”), by and among SANDSTORM GOLD LTD., a corporation existing under the laws of the Province of British Columbia,[SHAREHOLDER], and the other parties thereto, if any. The undersigned agrees, by execution hereof, to become a party to, and to be subject to the rights and obligations under the Agreement.

[NAME]

By:

       Name:

       Title:

Date:

Address:

Acknowledged by:

SANDSTORM GOLD LTD.

By:  ________________________________

Name:

Title:

Date:

APPENDIX I

INFORMATION CONCERNING NOMAD

The following information about Nomad should be read in conjunction with the documents incorporated by reference into this Appendix H and the information concerning Nomad appearing elsewhere in this Circular. Capitalized terms used but not otherwise defined in this Appendix H shall have the meaning ascribed to them in this Circular.

Overview

The Company is governed by the CBCA, after having previously been continued from the Business Corporations Act (British Columbia) on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) and was converted from a non-personal liability company to a limited company on July 22, 1969, and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, the Company changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.

On December 20, 2019, the Company completed its continuance under the CBCA, and amended its authorized share capital to consist of an unlimited number of Nomad Shares and an unlimited number of Preference Shares issuable in one or more series. On May 25, 2020, the Company changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the reverse takeover transaction completed on May 27, 2020. On May 31, 2021, the Company filed Articles of Amendment to complete the Share Consolidation.

Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which eight are on currently producing mines.

The head office and registered office of the Company is located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, Canada H3B 0G4.

For further information regarding Nomad, its subsidiaries and their respective business activities, including Nomad’s inter-corporate relationships and organizational structure, see the Nomad AIF which is incorporated by reference in this Circular.

Recent Developments

On January 1, 2022, Nomad completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral Gold Resources Ltd., OMF Fund II SO Ltd., OMF Fund III (Mg) Ltd. and Valkyrie Royalty Inc. Following this merger, Nomad has two wholly-owned subsidiaries, Coral Resources, Inc. and Citation Minerals Inc., which is an inactive subsidiary, and a 67.5% ownership interest in Compania Minera Caserones.

On January 11, 2022, Nomad entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, and including Cormark, Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Haywood Securities Inc., iA Private Wealth Inc., Raymond James Ltd. and Stifel Nicolaus Canada Inc., (collectively, the “Underwriters”) pursuant to which the Underwriters agreed to buy on a bought deal basis 4,400,000 Nomad Shares, at a price of C$9.10 per Nomad Share for gross proceeds to Nomad of approximately C$40 million (the “January 2022 Offering”). Nomad granted to the Underwriters an over-allotment option, exercisable at the January 2022 Offering price for a period of 30 days following the closing of the January 2022 Offering, to purchase up to an additional 15% of the January 2022 Offering to cover over-allotments, if any. On January 20, 2022, Nomad completed the January 2022 Offering and issued an aggregate of 4,675,000 Nomad Shares, including 275,000 Nomad Shares issued upon partial exercise of the over-allotment option by the Underwriters, at a price of C$9.10 per Nomad Share, for gross proceeds to Nomad of approximately C$42.5 million. An amount of US$27 million from the net proceeds from the January 2022 Offering was used to repay a portion of Nomad’s indebtedness under its revolving credit facility.

I-1

On January 21, 2022, Nomad completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada (the “Maritime Portfolio”) pursuant to an asset purchase agreement entered into with Maritime Resources Corp. on December 6, 2021. The purchase price was satisfied by the issuance of 96,818 Nomad Shares to a wholly-owned subsidiary of Maritime Resources Corp.

On February 17, 2022, DEVELOP announced it has agreed to acquire Heron, the owner of the Woodlawn Mine for an upfront consideration of A$30 million (approximately US$20.8 million based on the daily exchange rate published by the BoC on May 16, 2022) and success-driven milestone-related payments of up to A$70 million (approximately $48.6 million based on the daily exchange rate published by the BoC on May 16, 2022). DEVELOP has entered into binding cooperation deeds with Nomad and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement (the “DOCA”) proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. DEVELOP later announced the completion of the acquisition of the Woodlawn Mine on May 16, 2022 by purchasing all the shares of Heron pursuant to the terms of the DOCA and order of the Supreme Court of New South Wales in Australia, at which time the purchase and sale agreement (silver and tailings) between Nomad and Tarago Operations Pty Ltd. replacing the Woodlawn Silver Stream became effective.

In connection with the acquisition of Heron by DEVELOP, the Lead Marketing Fee Agreement was terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine remains in place, subject to the following amendments, amongst others:

•	The aggregate amount of silver to be delivered to the Company will be capped at A$27 million (approximately US$18.7 million based on the daily exchange rate published by the BoC on May 16, 2022);

•

A secondary stream was introduced in respect of tailings, under which A$1.0 million (approximately US$0.7 million based on the daily exchange rate published by the BoC on May 16, 2022) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million (approximately US$6.9 million based on the daily exchange rate published by the BoC on May 16, 2022); and

•	The obligations of Heron under the Woodlawn Silver Stream are no longer secured.

On February 18, 2022, the Nomad Board declared a quarterly dividend of C$0.05 per Nomad Share payable on April 14, 2022 to Nomad Shareholders of record as of the close of business on March 31, 2022.

On April 21, 2022, in connection with the acquisition of the Mercedes Mine by Bear Creek Mining Corporation (“Bear Creek”) from Equinox Gold Corp, the Company entered into a third amended and restated purchase and sale agreement (gold and silver) on the Mercedes Mine whereby the Mercedes Gold and Silver Stream is secured by first ranking security and the minimum annual delivery of 300,000 ounces of refined silver has been converted into minimum quarterly delivery of 75,000 ounces of refined silver. The other terms of the Mercedes Gold and Silver Stream remain the same.

On May 1, 2022, Nomad entered into the Arrangement Agreement with Sandstorm with respect to the Arrangement.

On May 5, 2022, the Nomad Board declared a dividend of C$0.05 per Nomad Shares payable on July 15, 2022 to Nomad Shareholders of record as of the close of business on June 30, 2022.

On May 27, 2022, Nomad paid an amount of approximately US$10.0 million in cash to Yamana, representing the principal amount and accrued interests on a deferred payment due at maturity pursuant to a deferred payment agreement dated May 27, 2020 between Nomad and Yamana (the “Deferred Payment”), following such payment Nomad has no further obligations pursuant to the Deferred Payment.

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Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Nomad since March 31, 2022, the date of the last interim financial statements of Nomad, except for the repayment in cash of the Deferred Payment on May 27, 2022. As at the close of business on July 8, 2022, there were 61,469,857 Nomad Shares issued and outstanding on a non-diluted basis and 66,333,800 Nomad Shares on a fully diluted basis (assuming that all of the outstanding Nomad Warrants, Nomad Options, Nomad RSUs, Nomad PSUs and Nomad DSUs were converted as of the Record Date (and 68,988,908 Nomad Shares assuming the Nomad Shares issuable under the Nomad DRIP were issued as of the Record Date).

Description of Share Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares, namely the Nomad Shares, without par value, and an unlimited number of Preference Shares issuable in one or more series.

Nomad Shares

The holders of the Nomad Shares are entitled to receive notice of, and to attend, all meetings of shareholders, except meetings at which only holders of another specified class or series of Nomad’s shares are entitled to vote. Each holder of Nomad Shares is entitled to one vote for each Nomad Share held by them on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares and shares of any other class of shares of Nomad ranking senior to the Nomad Shares, holders of Nomad Shares are entitled to receive a proportionate share, on a per share basis, of the assets of Nomad available for distribution in the event of a liquidation, dissolution or winding-up of Nomad and the right to receive any dividend if declared by Nomad.

Preference Shares

The Preference Shares may at any time and from time to time be issued in one or more series, with the Nomad Board being entitled to fix, by resolution, the number of Preference Shares in a series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series. Except in the specific circumstances set forth in Nomad’s articles, or as otherwise may be required by the CBCA, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the Nomad Shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of Nomad other than in the ordinary course of business of Nomad.

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of Nomad in the event of the liquidation, dissolution or winding-up of Nomad, whether voluntary or involuntary, or any other distribution of the assets of Nomad among its shareholders for the purpose of winding-up the affairs of Nomad, rank (i) pari passu with the Preference Shares of every other series and the shares of any other class of shares of Nomad, or series thereof, ranking equally with the Preference Shares; (ii) senior to, and shall be entitled to a preference over, the Nomad Shares and the shares of any other class of shares of Nomad ranking junior to the Preference Shares; and (iii) junior and subordinate to the shares of any class of shares of Nomad ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Nomad Shares and any other class of shares of Nomad ranking junior to the Preference Shares as may be fixed by the Nomad Board in accordance with Nomad’s articles.

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Information Respecting Directors and Officers

The names of the directors, executive officers and officers of Nomad, the positions held by them with Nomad and the designation, percentage of class and number of outstanding securities of Nomad beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates as at the Record Date are as follows:

Name	Position	Nomad Shares	% of Nomad Shares	Nomad Options	Nomad DSUs	Nomad RSUs	Nomad PSUs
Vincent Metcalfe	Chair of the Nomad Board, Director and CEO	674,156	1.1%	428,606	-	67,125	41,015
Elif Lévesque	CFO and Corporate Secretary	108,130	0.2%	528,606	-	84,380	41,015
Joseph de la Plante	Director and CIO	696,108	1.1%	428,606	-	67,125	41,015
Vincent Cardin-Tremblay	Vice President, Geology	6,527	-	133,710	-	42,375	27,067
Annie Dutil	Vice President and Corporate Controller	2,902	-	82,170	-	27,942	22,115
Gerardo Fernandez-Tobar	Director	25,000	-	-	25,400	-	-
Matthew Gollat	Director	3,450	-	-	46,180	-	-
Susan Kudzman	Director	-	-	-	44,750	-	-
Jamie Porter	Director	20,000	-	-	44,480	-	-
Robin Leslie Weisman	Lead Director	-	-	-	46,670	-	-
Istvan Zollei	Director	-	-	-	29,500	-	-
Orion Mine Finance Management II Limited (2)	10% Security Holder of Issuer	32,771,752(1)	53.3%	-	-	-	-
Orion Mine Finance Management III LLC(3)	10% Security Holder of Issuer	6,873,844(1)	11.2%	-	-	-	-

Notes:

(1) Held on the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).

(2) Held by Orion Mine Finance Fund II LP.

(3) Held by Orion Mine Finance Fund III LP.

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Trading Price and Volume of Nomad Shares

The Nomad Shares trade on the TSX and the NYSE under the symbol “NSR”. The Nomad Shares are also quoted for trading in Germany on the FSE under the symbol “IRL”.

On April 29, 2022, being the last trading day prior to the announcement of the Arrangement, the closing prices of the Nomad Shares on the TSX, the NYSE and the FSE were C$9.59, US$7.50 and €6.85, respectively. On July 8, 2022, being the last trading day prior to the date of this Circular, the closing prices of the Nomad Shares on the TSX, the NYSE and the FSE were C$9.00, US$6.89 and €6.90, respectively.

The Nomad Shares began trading on the NYSE on August 31, 2021. The following table sets out the price range and trading volume of the Nomad Shares as reported by the TSX and NYSE, respectively, for the periods indicated.

	NYSE			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)	(#)	(C$)	(C$)	(#)
2021
July				9.90	8.15	458,216
August				9.40	8.15	668,740
September	7.28	6.00	344,597	9.01	7.62	252,949
October	7.75	5.75	313,516	9.55	7.45	379,522
November	8.34	6.79	387,164	9.91	8.70	521,367
December	7.85	6.36	327,094	10.00	8.18	803,855
2022
January	7.97	6.21	920,603	10.00	7.91	2,141,032
February	7.11	6.27	562,149	8.99	8.04	1,006,376
March	7.85	6.28	1,382,148	9.88	7.93	2,172,263
April	8.31	7.23	924,933	10.41	9.06	1,947,223
May	8.61	6.87	1,329,705	11.04	8.99	4,153,922
June	8.40	7.06	584,466	10.58	9.06	1,313,863
July (to July 8)	7.39	6.71	92,890	9.78	8.76	89,940

The November 2020 Warrants, which began trading on the TSX on November 26, 2020, are listed and posted for trading on the TSX under the symbol “NSR.WT”. The following table sets forth the monthly high and lows sale prices and trading volume of the November 2020 Warrants as reported by the TSX for the most recently completed financial year.

	TSX
Period	High	Low	Volume
	(C $)	(C $)	(#)
2021
July	0.19	0.11	331,455
August	0.16	0.11	103,064
September	0.135	0.08	252,043
October	0.13	0.065	844,963
November	0.10	0.065	666,991
December	0.10	0.05	2,127,758

2022
January	0.06	0.03	1,675,336
February	0.035	0.02	487,522
March	0.03	0.015	161,252
April	0.025	0.015	397,268
May	0.025	0.005	63,734
June	0.005	0.005	40,144
July (to July 8)	0.005	0.005	115,000

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Dividend Policy and History

Nomad has adopted an annual dividend policy of C$0.20 per share, payable quarterly. As part of its long-term strategy, Nomad is firmly committed to returning capital to shareholders through a regular dividend in order to generate lasting, reliable and constituent returns to Nomad Shareholders. The dividend has been designated by the Company as an “eligible dividend” under the Tax Act. The rate at which Nomad pays dividends takes into account all factors that Nomad Board considers relevant from the perspective of the Company, including in its available cash flow, financial condition and capital requirements.

The Nomad Board retains the discretion to amend Nomad’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Nomad Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future. Under the terms of the Arrangement Agreement, Nomad is entitled to declare and pay regular quarterly dividends in the ordinary course of business in not exceeding C$0.05 per quarter on each Nomad Share.

Under its dividend policy, the Nomad Board has declared the following dividends in the preceding three financial years and the current year:

Quarter	Quarterly Dividend Declared per Nomad Share (C$)
Q1 2019	-
Q2 2019	-
Q3 2019	-
Q4 2019	-
Q1 2020	-
Q2 2020	-
Q3 2020	$0.05	(1)
Q4 2020	$0.05	(1)
Q1 2021	$0.05	(1)
Q2 2021	$0.05	(1)
Q3 2021	$0.05
Q4 2021	$0.05
Q1 2022	$0.05
Q2 2022	$0.05

Note:

(1) Amount adjusted to reflect the Share Consolidation.

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Prior Sales

Nomad Shares

The following table sets forth the number of Nomad Shares issued within the 12 months prior to the date of this Circular, the date of issuance and the issue price thereof.

Date	Number of Nomad Shares		Issue Price (in C$)

August 31, 2021	8	(1)	17.00
September 30, 2021	1,611	(2)	7.63
November 8, 2021	8,379	(3)	2.00
December 8, 2021	17,500	(3)	2.00
December 31, 2021	1,018	(4)	9.48
January 14, 2022	814	(5)	8.91
January 20, 2022	4,675,000	(6)	9.10
January 21, 2022	96,818	(7)	US$7.23
April 14, 2022	4,078	(5)	9.63
May 4, 2022	519	(8)	17.10
May 30, 2022	8,294	(9)	10.07

Notes:

(1)      Issued in connection with the exercise of Nomad Warrants.

(2)      Issued in connection with the settlement of 3,580 Nomad RSUs.

(3)      Issued in connection with the exercise of Nomad Options.

(4)      Issued in connection with the settlement of 1,910 Nomad RSUs.

(5)      Issued pursuant to the Nomad DRIP.

(6)      Issued in connection with the January 2022 Offering.

(7)      Issued in connection with the acquisition of the Maritime Portfolio.

(8)      Issued pursuant to the exercise of November 2020 Warrants.

(9)      Issued in connection with the settlement of 17,484 Nomad RSUs.

Nomad Options

The following table sets forth the number of Nomad Options granted within the 12 months prior to the date of this Circular, the date of grant and the exercise price thereof.

Date of Grant	Number of Nomad Options	Exercise Price Per Nomad Option (C$)
February 24, 2022	285,800	8.50

Nomad RSUs

The following table sets forth the number of Nomad RSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad RSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

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Date of Grant	Number of Nomad RSUs
July 15, 2021	673
September 30, 2021	3,580
October 15, 2021	1,215
December 31, 2021	1,910
January 14, 2022	1,177
February 24, 2022	97,100
April 14, 2022	1,512

Nomad PSUs

The following table sets forth the number of Nomad PSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad PSUs provide the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad PSUs
October 15, 2021	454
January 14, 2022	438
February 24, 2022	97,100
April 14, 2022	860

Nomad DSUs

The following table sets forth the number of Nomad DSUs granted within the 12 months prior to the date of this Circular and the date of grant. The Nomad DSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad DSUs
September 30, 2021	9,400
January 10, 2022	7,400
February 24, 2022	70,800
March 31, 2022	9,100
June 30, 2022	8,700

Nomad Shares Issued under the Nomad DRIP

Nomad has the Nomad DRIP whereby Nomad Shareholders resident in Canada, the United States, Bermuda and Cayman Islands can elect to receive their dividends as additional Nomad Shares. Since its inception on November 9, 2021, an aggregate of 4,892 Nomad Shares were issued pursuant to the Nomad DRIP.

Nomad Documents Incorporated by Reference

The following documents filed or furnished by Nomad with the Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

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1.	the Nomad AIF;

2.	the Nomad Annual Financial Statements;

3.	the Nomad Annual MD&A;

4.	the Nomad Interim Financial Statements;

5.	the Nomad Interim MD&A;

6.	the management information circular of Nomad dated March 30, 2022 for the annual and special meeting of the Nomad Shareholders held on May 5, 2022;

7.	the material change report of Nomad dated January 21, in respect of the January 2022 Offering; and

8.	the material change report of Nomad dated May 11, 2022 in respect of the Arrangement Agreement.

Any statement contained in or contents of a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement or contents. The modifying or superseding statement need not state that it has modified or superseded a prior statement or contents, or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement or contents, when made, constituted a Misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or contents so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Nomad by calling (438) 538-7555 or by email request to corporatesecretary@nomadroyalty.com. These documents are also available under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any document of the type required by Item 11.1 of Form 44-101F1 — Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Nomad with applicable Securities Authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Meeting, are deemed to be incorporated by reference into this Circular.

Risk Factors

If the Arrangement is not completed, Nomad will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the “Risk Factors” section of the Nomad AIF and in the “Risks and Uncertainties” section of the Nomad Annual MD&A and Nomad Interim MD&A, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which sections are incorporated by reference herein. A copy of such documents will be sent to any Nomad Shareholder, without charge, upon request by contacting Nomad’s Corporate Secretary, by telephone at (438) 538-7555 or by email at corporatesecretary@nomadroyalty.com.

Independent Auditor, Registrar and Transfer Agent

The independent auditor of Nomad is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René‑Lévesque Blvd. West, Suite 2500, Montreal, Québec, Canada H3B 4Y1.

Nomad’s registrar and transfer agent is Computershare Investor Services Inc. at its offices at 8th Floor, 100 University Avenue, Toronto, Ontario Canada M5J 2Y1 and 1500 Robert‑Bourassa Blvd., 7th Floor, Montreal, Québec, Canada H3A 3S8. The co-transfer agent for the Nomad Shares in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

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Additional Information

The information contained in this Circular is given as of July 11, 2022 except as otherwise indicated. Financial information is provided in the Nomad Annual Financial Statements, the Nomad Annual MD&A, the Nomad Interim Financial Statements and the Nomad Interim MD&A incorporated by reference herein.

Copies of the Nomad AIF, as well as the Nomad Annual Financial Statements and Nomad Annual MD&A, may be obtained from Nomad’s website at www.nomadroyalty.com or by mail or telephone upon request by contacting Nomad’s Corporate Secretary, at:

Corporate Secretary

1275 Avenue Des Canadiens-de-Montréal, Suite 500

Montreal, Québec, Canada H3B 0G4

Tel: (438) 538-7555

Email: corporatesecretary@nomadroyalty.com

Interested persons may also access disclosure documents and any reports, statements or other information that Nomad files with the Securities Authorities, which are available on Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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APPENDIX J

INFORMATION CONCERNING SANDSTORM

The following information concerning Sandstorm should be read in conjunction with the documents incorporated by reference into this “Appendix J – Information Concerning Sandstorm” and the information concerning Sandstorm appearing elsewhere in this Circular. Capitalized terms used but otherwise not defined in this Appendix J shall have the meaning ascribed to them in this Circular.

Overview

Sandstorm was incorporated under the BCBCA on March 23, 2007. Sandstorm changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

Sandstorm is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND). Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a metal stream, Sandstorm receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm is focused on acquiring streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

Sandstorm’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

For further information regarding Sandstorm, refer to the Sandstorm AIF, which is incorporated by reference in this Circular.

For additional information relating to Sandstorm following completion of the Arrangement and the risk factors of Sandstorm relating to the Arrangement see “Appendix K – Information Concerning Sandstorm Following Completion of the Arrangement” attached to the Sandstorm Circular and “Risk Factors” in the Sandstorm Circular.

Recent Developments

Spin-off Transaction

On February 17, 2022, Sandstorm announced that it signed a letter of intent (“LOI”) with RNP whereby RNP will acquire certain non-royalty and non-stream assets from Sandstorm, including Sandstorm’s 30% equity interest in the Hod Maden Project. In exchange, Sandstorm will receive a US$200 million gold stream on the Hod Maden Project, together with equity and debt consideration outlined below.

The transaction will be a “reverse takeover” (“RTO”) of RNP under the policies of the TSXV. Upon completion of the RTO, RNP will change its name to “Horizon Copper Corp.” or such other name as may be determined. Any following references to “Horizon Copper” are to RNP after the closing of the RTO.

Horizon Copper will become a strategic partner to Sandstorm that will allow both companies to collaborate on future acquisitions. Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. The two companies may partner together whereby Sandstorm purchases streams on the precious metal by-products from the copper project acquisitions made by Horizon Copper.

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Transaction Terms and Details

Under the terms of the LOI, Sandstorm will sell RNP its 30% stake in the Hod Maden Project and contribute US$10 million in cash, and has transferred its approximate 25% stake in shares of Entrée Resources Ltd. (“Entrée”) on June 1, 2022. As consideration, Sandstorm will retain a US$200 million gold stream on the Hod Maden Project, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest1 in Horizon Copper, and enter into a US$95 million debenture with Horizon Copper.

The RTO is expected to close in the second half of 2022.

Under the terms of the Hold Maden stream, Sandstorm will receive 20% of all gold produced from the Hod Maden Project (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

Horizon Copper

The following is an overview of Horizon Copper following completion of the RTO:

•

Hod Maden Interest: A 30% net profits interest in the high-grade Hod Maden Project located in Turkey. The 2021 Hod Maden Feasibility Study[2] outlined mineral reserves which support a 13-year mine life producing an average annual production of 19.6 million pounds of copper and 156 thousand ounces of gold at all-in sustaining costs of $334/oz. The operator of the Hod Maden Project, Lidya Madencilik Sanayi ve Ticaret A.S., received the final approval of the environmental impact assessment from the Ministry of Environment, Urbanization and Climate Change of Turkey in November 2021 and has commenced the application process for other applicable mine permits.

•

Entrée Resources Equity: Approximately 25% stake in shares of Entrée (49,672,515 common shares of Entrée). The transfer of the Entrée shares was completed on June 1, 2022. Entrée has a 20% joint venture interest on a portion of the Oyu Tolgoi project in Mongolia. Sandstorm will retain its stream interest on the project.

•

Financial Position: As at March 31, 2022, RNP had a cash balance of approximately C$4.6 million and no debt. Under the terms of the LOI, RNP completed a subscription receipt financing on March 8, 2022 of 32,121,262 subscription receipts at a price of C$0.60 per subscription receipt for total gross proceeds of C$19,272,757, which funds will be held in escrow by the Company until the closing of the RTO and the satisfaction of certain escrow release conditions (the “RNP Financing”). Together with the US$10 million to be contributed by Sandstorm, Horizon Copper is expected to have approximately US$33 million in cash on closing of the RTO.

Following completion of the RTO and the RNP Financing, Horizon Copper is expected to be owned approximately (i) 34% by Sandstorm, (ii) 47% by the participants in the RNP Financing, and (iii) 19% by the current shareholders of RNP.

_______________________________

1	Expected pro forma shares on a non‑diluted basis upon closing of the RTO. Ownership percentages assume the RNP Financing is completed at the high end of the stated range.

2

Based on Sandstorm and Lidya Madencilik Sanayi ve Ticaret A.S.’s current plan to debt finance approximately 65% of the project capital. See Sandstorm press release dated November 24, 2021 for results from the Hod Maden Feasibility Study.

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Spin-off of Antamina NPI

On May 2, 2022, concurrently with the announcement of the Arrangement and the BaseCore Transaction, Sandstorm announced that it signed an amended and restated letter of intent with RNP (“Amended LOI”), whereby Sandstorm will sell the acquired 1.66% Antamina NPI (the “Horizon Antamina Agreement”) to Horizon Copper and Sandstorm will retain a long-life silver stream on the Antamina mine.

The full consideration that Horizon Copper will issue to Sandstorm under the Horizon Antamina Agreement includes:

•

1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”).

•	Antamina Residual Royalty: Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments (the “Antamina Residual Royalty”).

•

$50 Million Cash Payment: Under the Horizon Antamina Agreement, Horizon Copper will raise US$50 million by way of equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

•

US$105 Million Debenture: Sandstorm will be issued a US$105 million debenture (“Horizon Copper Debenture”). The Horizon Copper Debenture is expected to bear an interest rate of 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina Silver Stream and Antamina Residual Royalty obligations are paid. Prepayment of the Horizon Copper Debenture can occur at any time prior to maturity without penalty.

•	US$26 Million Horizon Copper Shares: Horizon Copper will issue Sandstorm approximately US$26 million[3] worth of Horizon Copper shares to maintain Sandstorm’s 34% equity interest.

The Antamina Silver Stream and the Horizon Copper Debenture will be senior obligations of Horizon Copper, secured by the 1.66% Antamina NPI.

The full particulars of the Horizon Antamina Agreement will be described in a management information circular of RNP to be prepared in accordance with the policies of the TSXV. A copy of the information circular will be available electronically on SEDAR (www.sedar.com) under RNP’s issuer profile in due course.

The Horizon Antamina Agreement is subject to several conditions, including but not limited to, execution of definitive agreements, TSXV acceptance, disinterested RNP shareholder approval and Horizon Copper raising sufficient capital to meet the cash payment obligation of US$50 million.

Q2 2022 Dividend

On March 31, 2022, Sandstorm announced that its board of directors has declared Sandstorm’s second quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on April 19, 2022. The dividend was paid on April 29, 2022.

NCIB Renewal

On April 5, 2022, Sandstorm announced that Sandstorm’s normal course issuer bid (“NCIB”) was to be renewed after the previous NCIB expired on April 6, 2022. Under the renewed NCIB, Sandstorm may purchase up to 18.9 million Sandstorm Shares, representing approximately 10% of the 192,224,215 issued and outstanding Sandstorm Shares as of March 31, 2022, less those Sandstorm Shares held by Sandstorm’s directors and senior officers. The new NCIB provides Sandstorm with the option to purchase Sandstorm Shares from time to time when Sandstorm’s management believes that the Sandstorm Shares are undervalued by the market. The TSX has accepted Sandstorm’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the renewed NCIB may commence on April 7, 2022 and will terminate on the earlier of April 6, 2023, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB.

________________________________

3	Value of Horizon Copper shares issued to Sandstorm based on assumption Horizon Copper raises US$50 million, subject to change depending on the amount raised by Horizon Copper.

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All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE or alternative trading platforms in the United States of America. Purchases will be made at the market price of the Sandstorm Shares at the time of acquisition and may be funded by Sandstorm’s working capital. Any Sandstorm Shares acquired by Sandstorm under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the six calendar months preceding April 5, 2022 was 270,139 Sandstorm Shares. Under the rules of the TSX, subject to Sandstorm’s ability to make block purchases, daily purchases on the TSX under the NCIB will not exceed 67,534 Sandstorm Shares, which represents 25% of the average daily trading volume on the TSX during the six calendar months preceding April 5, 2022. The maximum number of Sandstorm Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The actual number of Sandstorm Shares that may be purchased and the timing of such purchases will be determined by Sandstorm. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

BaseCore Transaction

On May 2, 2022, concurrently with the announcement of the Arrangement, Sandstorm announced that it agreed to acquire nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore for total consideration of US$525 million, payable as to US$425 million in cash and US$100 million in Sandstorm Shares. Concurrent with the BaseCore Transaction, Sandstorm has partnered with RNP to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset.

BaseCore is an entity equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan Board that holds a high quality, long-life portfolio that includes 10 royalty and stream assets, of which three are on currently producing assets. The BaseCore Royalty Package includes, among other things, a 1.66% net profits interest on the Antamina copper mine (the “Antamina NPI”)4, a 1.0% stream on production from CEZinc, a 2.0% net smelter return royalty on the Horne 5 gold project, and a 0.5% NPI on the Highland Valley Copper mine.

In accordance with Canadian securities laws, the Sandstorm Shares issuable pursuant to the BaseCore Transaction will be subject to a four-month hold period. Royalty revenues from the BaseCore Royalty Package accrue to Sandstorm as of April 1, 2022.

The BaseCore Transaction is expected to close in July 2022 and is subject to regulatory approvals including the approval of the TSX for the listing of the Sandstorm Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature. Approval from the Competition Bureau was received on May 24, 2022.

____________________________________

4	See Sandstorm’s press release dated May 2, 2022 for calculation of the 1.66% Antamina NPI.

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The BaseCore Transaction constitutes a “significant acquisition” within the meaning of NI 51-102. See “Appendix M –BaseCore Financial Statements” attached to this Circular for carve‑out financial statements pertaining to the BaseCore Royalty Package as required under NI 51-102.

Upsized Credit Facility

Concurrent with the Arrangement and the BaseCore Transaction, Sandstorm entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets securing a commitment to upsize Sandstorm’s existing revolving credit agreement to borrow up to US$500 million with an additional uncommitted accordion of up to US$125 million, for a total of up to US$625 million. The upsize is contingent upon the closing of the BaseCore Transaction, and the accordion of up to US$125 million is contingent upon the closing of the Arrangement.

Sandbox Transaction

On May 26, 2022, Sandstorm and Equinox Gold Corp. (“Equinox Gold”) announced the creation of Sandbox Royalties Corp. (“Sandbox”), a new diversified metals royalty company. Equinox Gold and Sandstorm have each entered into definitive purchase and sale agreements (the “Sandbox Agreements”) with Rosedale Resources Ltd. (“Rosedale”) whereby Rosedale acquired a portfolio of royalties from Equinox Gold for consideration of US$28.4 million in common shares of Rosedale and from Sandstorm for consideration of US$65 million comprising US$32.1 million in common shares of Rosedale and US$32.9 million in a promissory note convertible into common shares of Rosedale (collectively, the “Sandbox Transaction”). Upon closing, Rosedale changed its corporate name to “Sandbox Royalties Corp.”

On closing of the Sandbox Transaction, Sandbox now holds a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Rosedale. The royalties acquired from Sandstorm and Equinox Gold will contribute meaningful portfolio diversification through several producing and development stage assets.

Transaction Details

Under the terms of the Sandbox Agreements, Rosedale acquired (a) a portfolio of royalties from Sandstorm for US$65 million comprising 58.9 million common shares of Rosedale at a price of C$0.70 per share and a $32.9 million 10-year secured convertible promissory note, and (b) a portfolio of royalties from Equinox Gold for US$28.4 million payable in 51.9 million common shares of Rosedale at a price of C$0.70 per share.

In connection with the Sandbox Transaction, Rosedale undertook a non-brokered private placement financing of common shares of Rosedale at C$0.70 per share for minimum gross proceeds of C$5 million (the “Sandbox Financing”) with such financing closing concurrently with the Sandbox Transaction. Proceeds from the Sandbox Financing will be used for the acquisition of additional royalties and streams and for general corporate purposes.

Before considering the Sandbox Financing, on closing of the Sandbox Transaction, Sandbox had 173.1 million shares outstanding with Sandstorm holding a 34% basic interest in Sandbox and Equinox Gold holding a 30% basic interest in Sandbox. Each of Sandstorm and Equinox Gold entered into an investor rights agreement with Sandbox providing for, among other things, customary anti-dilution provisions and board representation rights.

The Sandbox Transaction and the Sandbox Financing were completed on June 28, 2022.

Q3 2022 Dividend

On June 30, 2022, Sandstorm announced that its board of directors has declared the Company’s third quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on July 19, 2022. The dividend will be paid on July 29, 2022.

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Material Properties

Sandstorm’s interest in the Hod Maden Project is currently considered to be the sole material mineral property to Sandstorm for the purposes of NI 43-101 as of the date of this Circular. Upon the completion of the BaseCore Transaction and assuming completion of the Spin-off Transaction whereby Sandstorm’s current interest in the Hod Maden Project and the Antamina NPI will be transferred to Horizon Copper on completion of the Spin-off Transaction, it is expected that Sandstorm’s remaining stream or royalty interests in the Hod Maden Project and the Antamina mine will be considered the material mineral properties to Sandstorm for the purposes of NI 43-101.

See the Sandstorm AIF, which is incorporated into this Circular by reference, under the heading “Technical Information – Hod Maden Project, Turkey” for a description of the Hod Maden Project and a summary of the Hod Maden Report and see below for a description of the Antamina mine.

Antamina Mine

The following description of the Antamina mine is based on the Antamina Report and the information disclosed in the Teck AIF. Teck is a reporting issuer in certain jurisdictions of Canada and the Antamina Report and Teck AIF are available under Teck’s profile on SEDAR. Information contained in this Circular with respect to the Antamina mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43‑101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm has approved the disclosure of scientific and technical information in respect of the Antamina mine in this Circular.

Property Description, Location and Access

The Antamina mine is jointly owned by BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.

The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 92,300 hectares and an area of approximately 15,000 hectares of surface rights. These rights, concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights-of-way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. The Antamina mine lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antamina mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima. The Antamina mine is an open-pit, truck/shovel operation. The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

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Access to the mine site is by an all-weather chip sealed road maintained by CMA. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. Highway 14 connects to the Pan American highway with the city of Huaraz via Peruvian National Highway 3N. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina site ambient air temperatures range from an hourly maximum of 15.3°C to an hourly minimum of minus 0.1°C and the rainfall averages 1,870 milometres per year. These conditions are appropriate to conduct mining operation through the year. Occasional interruptions in the mining activities may be due to strong lightning storms.

History

Early History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The first recorded owner and operator at Antamina was Leopold Pflucker in 1850. He built a small copper and lead smelter at Juproc using coal from nearby outcrops. The Italian naturalist Antonio Raymondi visited the area in November 1860 and found the smelter to be producing lead ingots of 35 kg containing 20 to 25 ounces of silver.

In 1903 Vicente Lezameta mined at Antamina and produced copper matte at a grade of 32%. Mining was stopped and then resumed in 1912 to 1914 with an unsuccessful attempt to leach copper.

With the start of the World War I in 1914, there was a search for new copper deposits and several geologists visited Antamina, including E. Diez Canseco, D. J. McLaughlin, J. L. Gilden, and A. H. Means.

In 1925 A. H. Means visited Antamina for Northern Perú Copper and recommended a diamond drill program. Eight holes (totaling 780 m) were drilled looking for a porphyry copper deposit and Northern Perú Copper dropped the property after failing to obtain favorable results.

Cerro de Pasco 1952 –1971

The Cerro de Pasco Corporation was the first company to carry out exploratory work of any magnitude. Its work was confined to the steep slopes on the East side of the deposit where the topography allowed easy underground access by means of audits, at several levels.

Some 32 diamond drill holes totaling 3,200 metres, were completed, 18 from surface and 14 from underground. In addition, Cerro drifted and crosscut 4,300 metres within the eastern zone and drove raises totaling 220 metres in the heart of the zone. The objective was to prove up a high-grade copper deposit and to this end; Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes.

On October 30, 1970, all of the mining assets owned by Cerro were transferred to the Government of Perú.

Minero Perú and Geomin 1971 –1981

Following expropriation, 2,200 hectares of mining rights were passed to Minero Perú, the mining administration agency of the Government of Perú, which in 1974 formed the Empresa Minera Especial (EME) in partnership with the Government of Romania mining agency called Geomin.

EME carried out a careful and methodical program of work on the property culminating in a full feasibility study. The caliber of the work done is high and although much of it required updating, the resulting database provided a firm base to build on.

J-7

EME completed a series of full feasibility studies of Antamina based on the proven and probable reserves determined from the drilling and underground sampling. The studies included full engineering appraisals of all aspects, including open pit design, mine equipment selection, concentrator design, all surface facilities, local social impact, geotechnical studies, marketing and economic analysis, etc. Bench and pilot plant metallurgical work was done in the period 1975 to 1978 in Romania.

Several studies were completed at different mining rates. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years. EME update the initial study in 1978, 1979 and 1982. Lower rates of production were addressed from 2,500 to 5,000 tonnes per day, with the objective of limiting the capital investment.

1981 – Present Day

Due to its failure to finance the project, EME was disbanded in the 1981-82 period. In the ensuing years, Minero Perú continued its studies to the extent that there were over 100 reports on the project.

In 1992, Minero Perú used the above studies as a basis for an attempt to market Antamina and produced an Investment Compendium that was not widely circulated, and the sales effort failed.

Then as socio-economic conditions improved under President Fujimori, the Antamina mine property was transferred to Centromin and became part of its sale package in 1993.

In 1995 and 1996 Rio Algom Limited and Inmet Mining Corporation, both of Canada, conducted extensive reviews of the project culminating in the formation of a partnership to bid on Antamina and the subsequent successful bid in early 1996. Shortly afterward Rio Algom and Inmet formed CMA as a 50:50 owned company.

In 1998 Inmet sold its interest in CMA to two other Canadian companies and CMA was restructured under an ownership of 37.5% Rio Algom, 37.5% Noranda Inc., and 25% Teck Corporation. In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of 33.75% Rio Algom, 33.75% Noranda, 22.50% Teck, and 10% Mitsubishi.

In 2000, Billiton Plc of Great Britain bought 100% of Rio Algom Limited thereby effectively becoming one of the partners. In 2001 BHP Limited merged with Billiton PLC forming BHP Billiton Group. Teck Corporation and Cominco Limited merged in 2001 forming Teck Cominco Limited (now Teck Resources Ltd.). In 2005 Noranda Inc. amalgamated with Falconbridge Limited with the resulting company called Falconbridge Limited. In November 2006 Xstrata acquired Falconbridge Limited became one of the owners.

Geological Setting, Mineralization and Deposit Types

The Antamina mine polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is wellzoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Exploration Drilling

In 2021, the drilling program consisted of 28 directional drillholes totalling 11,478 metres and 50 nondirectional drillholes totalling 16,372 metres. The total program consisted of approximately 27,850 metres completed within the Antamina pit. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.

J-8

Mineral Reserve and Mineral Resource Estimates as of December 31, 2021

The mineral reserves and mineral resources for the Antamina deposit as of December 31, 2021 are as follows (on 100% basis):

Mineral Reserves as at December 31, 2021(1)
	Proven		Probable		Total		Recoverable Metal (000 t)(2)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)
Copper
Copper only ore OP	132,900	0.92	81,800	0.98	214,700	0.94	1,867	1.66
Copper-zinc ore OP	53,100	0.91	68,000	0.97	121,100	0.94	933	1.66
Total	186,000	0.92	149,800	0.97	335,800	0.94	2,800	1.66
Molybdenum
Copper only ore OP	132,900	0.036	81,800	0.035	214,700	0.035	44	1.66
Zinc
Copper-zinc ore OP	53,100	2.0	68,000	2.0	121,100	2.0	2,000	1.66

Mineral Reserves as at December 31, 2021(1)
	Proven		Probable		Total		Recoverable Metal (000 oz)(2)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)
Silver
Copper only ore OP	132,900	7.1	81,800	8.4	214,700	7.6	43,111	1.66
Copper-zinc ore OP	53,100	13.1	68,000	14.6	121,100	14.0	46,578	1.66
Total	186,000	8.8	149,800	11.2	335,800	9.9	89,689	1.66

J-9

Mineral Resources as at December 31, 2021(1)
	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)
Copper
Copper only ore OP	84,400	0.69	319,300	0.78	606,800	0.82	1.66
Copper-zinc ore OP	36,100	0.74	149,700	1.00	239,000	1.05	1.66
Copper only ore UG					256,400	1.25	1.66
Copper-zinc ore UG					158,400	1.16	1.66
Total	120,500	0.70	469,000	0.85	1,260,600	0.99	1.66
Molybdenum
Copper only ore OP	84,400	0.018	319,300	0.023	606,800	0.025	1.66
Copper only ore UG					256,400	0.016	1.66
Total	84,400	0.018	319,300	0.023	863,200	0.022	1.66
Zinc
Copper-zinc ore OP	36,100	1.4	149,700	1.7	239,000	1.5	1.66
Copper only ore UG					158,400	1.4	1.66
Total	36,100	1.4	149,700	1.7	397,400	1.5	1.66

Mineral Resources as at December 31, 2021(1)
	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)	Tonnes (000’s)	Grade (g/t)(3)
Silver
Copper only ore OP	84,400	7.2	319,300	8.5	606,800	7.8	1.66
Copper-zinc ore OP	36,100	20.7	149,700	18.1	239,000	15.6	1.66
Copper only ore UG					256,400	11.8	1.66
Copper-zinc ore UG					158,400	15.4	1.66
Total	120,500	11.2	469,000	11.6	1,260,600	11.0	1.66

Notes:

(1)	Mineral reserves and resources are mine and property totals and are not limited to interests attributable to Sandstorm.

(2)

Recoverable metal refers to the amount of metal contained in concentrate or cathode copper. Recoverable metal is calculated on a 100% basis from Teck’s 22.5% share of the recoverable metal for the Antamina mine as disclosed in the Teck AIF.

(3)	g/t = grams per tonne.

J-10

Open pit mineral reserve estimates were prepared assuming long‑term metal prices of US$3.03/lb copper, US$1.07/lb zinc, US$9.40/lb molybdenum and US$18.32/oz silver. Open pit and underground mineral resource estimates were prepared assuming long‑term metal prices of US$3.30/lb copper, US$1.18/lb zinc, US$11.11/lb molybdenum and US$25.14/oz silver. Cut‑off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices, and vary by year in an effort to maximize the net present value of the pit.

Mining Operations

The Antamina mine is a large open pit mining operation using standard mining equipment and methods. Drilling is done with large rotary drills and blasting uses bulk explosives. Electric cable shovels and haul trucks do the principal material movement mining in 15 metres benches.

Waste is hauled to final deposition on large waste dumps in areas outside the ultimate pit. Ore is either delivered directly to the Primary Crusher (located south of the pit in the Antamina valley) or to a stockpile for later feeding to the crusher. The long-term operational strategy is currently based on the use of a variable cut-off grade over time to improve the Net Present Value of the project. As a consequence of this strategy, large ore stockpiles are created and then reclaimed through the life of the operation. This strategy is reviewed annually.

Processing and Recovery Operations

The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on the ore hardness. At 302 kilometre long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading into vessels for shipment to smelters and refineries worldwide.

Production

On a 100% basis, Antamina’s copper production in 2021 was 445,300 tonnes, compared to 380,700 tonnes in 2020. Zinc production was 462,200 tonnes in 2021, an increase from 427,800 tonnes of production in 2020. Copper and zinc production rose in 2021 primarily due to decreased production in 2020 relating to the temporary suspension of operations to support COVID-19 response measures. In 2021, molybdenum production was 4.9 million pounds, which was 38% lower than in 2020.

Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

Taxation

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.

Mine Life

Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions. Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate, a process that began in October 2019 with the submission of the study area and common terms of reference to Peruvian regulators for a mine life extension to 2036. A decision in respect of the requested modification is expected in 2023.

J-11

Capital and Operating Costs5

On 100% basis the 2022 projected capital costs for the Antamina mine is approximately $840 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$M)
Sustaining	435
Growth	67
Capital Stripping	338
Total	840

On 100% basis, the 2022 projected cash operating costs for the Antamina mine are approximately $1,022 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost (US$M)
Labour	467
Supplies	453
Energy	258
Other (including general & administrative, inventory changes)	182
Less amounts associated with projected capitalized stripping	(338)
Total	1,022

The cash operating costs presented above do not include transportation or royalties.

Description of Share Capital

Sandstorm is authorized to issue an unlimited number of Sandstorm Shares. The Sandstorm Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. There were 192,236,215 Sandstorm Shares outstanding at the close of business on July 8, 2022.

Holders of Sandstorm Shares are entitled to receive notice of any meetings of Sandstorm Shareholders, to attend and to cast one vote per Sandstorm Share at all such meetings. Holders of Sandstorm Shares do not have cumulative voting rights with respect to the election of the directors of Sandstorm and, accordingly, holders of a majority of the Sandstorm Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Sandstorm Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Sandstorm Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Sandstorm are entitled to receive on a pro rata basis the net assets of Sandstorm after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Sandstorm Shares with respect to dividends or liquidation. The Sandstorm Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

_______________________________

5	All amounts in this section are calculated on a 100% basis from Teck’s 22.5% share of the projected capital costs and projected cash operating costs for the Antamina mine as disclosed in the Teck AIF.

J-12

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Sandstorm Shares on the TSX and the NYSE and respectively, for the 12-month period prior to the date of this Circular.

TSX

Month	High	Low	Volume
	($)	($)
July 2021	10.11	9.25	3,926,726
August 2021	10.08	7.75	4,803,919
September 2021	8.44	7.11	6,934,612
October 2021	8.39	6.86	5,550,583
November 2021	8.98	7.56	5,796,762
December 2021	8.00	6.86	5,424,190
January 2022	8.23	7.04	4,751,702
February 2022	9.28	7.39	5,523,406
March 2022	10.86	9.08	8,299,835
April 2022	11.61	9.54	7,868,764
May 2022	9.40	7.61	10,214,039
June 2022	8.90	7.64	5,715,930
July 1-8, 2022	8.01	7.35	873,643

NYSE

Month	High	Low	Volume
	(US$)	(US$)
July 2021	8.16	7.29	24,265,145
August 2021	8.05	6.12	29,571,008
September 2021	6.67	5.57	33,267,643
October 2021	6.82	5.45	29,272,073
November 2021	7.15	6.08	28,189,717
December 2021	6.30	5.31	41,903,722
January 2022	6.60	5.54	38,466,311
February 2022	7.23	5.80	41,341,059
March 2022	8.46	7.16	60,485,343
April 2022	9.18	7.41	44,282,391
May 2022	7.44	5.82	49,389,689
June 2022	7.07	5.93	39,622,930
July 1-8, 2022	6.22	5.63	7,462,220

J-13

The closing price of the Sandstorm Shares on the TSX and the NYSE on April 29, 2022, the last trading day prior to the Announcement Date, was $9.56 and US$7.41, respectively.

The closing price of the Sandstorm Shares on the TSX and the NYSE on July 8, 2022 was $7.48 and US$5.77, respectively.

Prior Sales

The following table sets forth information in respect of issuances of Sandstorm Shares and securities that are convertible or exchangeable into Sandstorm Shares during the 12-month period prior to the date of this Circular.

During the 12-month period prior to the date of this Circular, Sandstorm has issued the following Sandstorm Shares:

Date of Issuance	Type of Security	Issue Price per Sandstorm Share	Number Issued
June 2021	Sandstorm Shares (1)	C$4.96	15,000
August 2021	Sandstorm Shares (2)	Nil	5,498
September 2021	Sandstorm Shares (2)	Nil	124,666
November 2021	Sandstorm Shares (1)	C$4.96	13,000
November 2021	Sandstorm Shares (3)	£1.00	83,688
November 2021	Sandstorm Shares (2)	Nil	67,668
December 2021	Sandstorm Shares (1)	C$4.96	671,000
December 2021	Sandstorm Shares (2)	Nil	448,366
January 2022	Sandstorm Shares (2)	Nil	1,000
February 2022	Sandstorm Shares (1)	C$5.50	160,000
February 2022	Sandstorm Shares (1)	C$5.92	200,000
February 2022	Sandstorm Shares (3)	£1.00	153,428
February 2022	Sandstorm Shares (2)	Nil	38,666
March 2022	Sandstorm Shares (2)	Nil	14,334
March 2022	Sandstorm Shares (1)	C$5.92	3,333
June 2022	Sandstorm Shares (2)	Nil	12,000
TOTAL:			2,011,647

Notes:

(1)	Issued pursuant to the exercise of Sandstorm Options.
(2)	Issued pursuant to the vesting of Sandstorm RSRs.
(3)	Issued pursuant to the exercise of stock options of Mariana Resources Limited, on the basis of 0.3487 of a Sandstorm Share for each share in the capital of Mariana Resources Limited.

J-14

During the 12-month period prior to the date of this Circular, Sandstorm has issued the following securities convertible into Sandstorm Shares:

Date of Issuance	Type of Security	Exercise Price	Number Issued
December 2021	Sandstorm Options	C$7.18	2,968,000
December 2021	Sandstorm RSRs	C$7.18 (1)	343,200
TOTAL:			3,311,200

Note:

(1)

Represents the deemed value of the Sandstorm RSRs on the date of the award by Sandstorm, although no money has been, or will be, paid to Sandstorm in connection with the issuance of Sandstorm Shares upon vesting of such Sandstorm RSRs, other than in satisfaction of applicable tax.

Consolidated Capitalization

The following table sets forth Sandstorm’s consolidated capitalization as at March 31, 2022, adjusted to give effect to the material changes in the Sandstorm Shares since March 31, 2022, the date of Sandstorm’s most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement, the BaseCore Transaction and the Spin-off Transaction. The table should be read in conjunction with the Sandstorm Interim MD&A and Sandstorm Interim Financial Statements, including the notes thereto and the other financial information contained in or incorporated by reference herein.

(in thousands of U.S. dollars)	As at March 31, 2022	As at March 31, 2022 after giving effect to the BaseCore Transaction, the Arrangement, and the Spin-off Transaction (1)
Share capital	$697,727	$1,348,756	(2)
Sandstorm Shares issued (Authorized – Unlimited)	192,224,215	280,082,420	(3)
Non-current liabilities	$24,705	$489,950	(4)

Notes:

(1)

Assumes the completion of the BaseCore Transaction and the Spin‑off Transaction, and that all Nomad Shares issued and outstanding as of March 31, 2022 are acquired by Sandstorm pursuant to the Arrangement, no Nomad Shareholders exercise their Dissent Rights, no Nomad Shares are issued pursuant to the Nomad DRIP and that none of the Nomad Options, Nomad Warrants, Nomad RSUs, Nomad PSUs and Nomad DSUs are exercised or vested prior to completion of the Arrangement.

(2)	See also “Recent Developments – Q2 2022 Dividend” and “Recent Developments – Q3 2022 Dividend” in this Appendix J.
(3)

283,300,035 assuming the completion of the BaseCore Transaction and the Spin-off Transaction, and that all Nomad Shares issued and outstanding as of March 31, 2022 and the Nomad Shares issuable pursuant to the Nomad DRIP as of March 31, 2022 are acquired by Sandstorm pursuant to the Arrangement, no Nomad Shareholders exercise their Dissent Rights, no Nomad Shares are issued pursuant to the Nomad DRIP and that none of the Nomad Options, Nomad Warrants, Nomad RSUs, Nomad PSUs and Nomad DSUs are exercised or vested prior to completion of the Arrangement.

(4)	See “Recent Developments – Upsized Credit Facility” in this Appendix J.

Risk Factors

An investment in Sandstorm Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risks relating to the Arrangement and the Combined Company”, readers should consider carefully the risk factors described in the Sandstorm AIF as well as the Sandstorm Interim MD&A, each of which is incorporated by reference in this Circular.

J-15

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Sandstorm, at Suite 140, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 (telephone: 1.604.628.1107) and are also available electronically under Sandstorm’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Sandstorm’s filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Sandstorm with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Sandstorm AIF;

(b)	Sandstorm Annual Financial Statements;

(c)	Sandstorm Annual MD&A;

(d)	Sandstorm Interim Financial Statements;

(e)	Sandstorm Interim MD&A;

(f)	Sandstorm’s management information circular dated April 14, 2022 in respect of Sandstorm’s annual and special meeting of Sandstorm Shareholders held on June 3, 2022; and

(g)	Sandstorm’s material change report in connection with the announcement of the Arrangement and the BaseCore Transaction dated May 11, 2022.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Sandstorm with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Sandstorm with, or furnished by Sandstorm to, the SEC subsequent to the date of this Circular shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

J-16

APPENDIX K

INFORMATION CONCERNING THE COMBINED COMPANY

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Statements”, “Risks relating to the Arrangement and the Combined Company” as well as “Risk Factors” below.

Overview

On completion of the Arrangement, Sandstorm will directly own all of the outstanding Nomad Shares and Nomad will be a wholly-owned subsidiary of Sandstorm. Following completion of the Arrangement, existing Sandstorm Shareholders and Nomad Shareholders are expected to own approximately 71% and 29% of Sandstorm, respectively, (or 68% and 27% assuming the completion of the BaseCore Transaction, and the existing shareholders of BaseCore will own approximately 5% of the Combined Company), each case based on the number of securities of Sandstorm and Nomad issued and outstanding on July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad DRIP as of such date .

The corporate chart that follows sets forth Sandstorm’s material subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by Sandstorm following completion of the Arrangement and assuming completion of the Spin‑off Transaction.

Except as otherwise described in this Appendix, the business of Sandstorm following completion of the Arrangement and information relating to Sandstorm following completion of the Arrangement will be that of Sandstorm generally and as disclosed elsewhere in this Circular, including but not limited to the BaseCore Transaction and the Spin-off Transaction as further described in “Appendix J – Information Concerning Sandstorm” attached to this Circular.

K-1

The head office of Sandstorm following completion of the Arrangement will continue to be situated at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Description of Mineral Properties

On completion of the Arrangement, the BaseCore Transaction and the Spin-off Transaction, Sandstorm’s material mineral properties for the purposes of NI 43-101 will be Sandstorm’s remaining stream or royalty interests in the Hod Maden Project and the Antamina mine.

Further information regarding the Hod Maden Project can be found in the Sandstorm AIF under the heading “Technical Information – Hod Maden Project, Turkey”, which is incorporated by reference herein. Further information regarding the Antamina mine can be found in “Appendix J – Information Concerning Sandstorm” attached to this Circular.

Description of Share Capital

The authorized share capital of Sandstorm following completion of the Arrangement and the BaseCore Transaction will continue to be as described in “Appendix J – Information Concerning Sandstorm” attached to this Circular and the rights and restrictions of the Sandstorm Shares will remain unchanged.

The issued share capital of Sandstorm will change as a result of the consummation of the Arrangement and the BaseCore Transaction, to reflect the issuance of the Sandstorm Shares contemplated in the Arrangement and the BaseCore Transaction. Based on the outstanding securities of Nomad as of July 8, 2022, Sandstorm expects to issue up to a maximum of 82,619,407 Sandstorm Shares in connection with the Arrangement (including the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP and the Sandstorm Shares issuable in respect of the Replacement Options and Nomad Warrants). If no outstanding Nomad Options and Nomad Warrants have been exercised prior to the Effective Time, Sandstorm expects to issue up to approximately 77,591,206 Sandstorm Shares to Nomad Shareholders on closing of the Arrangement (including in respect of Nomad Shares issuable under the Nomad DRIP), with up to 5,028,201 Sandstorm Shares reserved for issuance upon exercise of the Replacement Options and the Nomad Warrants. In addition, Sandstorm expects to issue 13,495,276 Sandstorm Shares in connection with the BaseCore Transaction.

On completion of the Arrangement and the BaseCore Transaction, assuming that the current number of Nomad Shares and Sandstorm Shares outstanding does not change from the respective dates of the information provided herein, it is expected that the total number of Sandstorm Shares issued and outstanding will be 283,322,697 on a non-diluted basis but taking into account the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP. Up to a maximum of 17,675,032 Sandstorm Shares will be issuable upon the exercise of outstanding convertible securities of Nomad and Sandstorm, including the outstanding Nomad Warrants and the Replacement Options to be issued pursuant to the Arrangement, as well as the existing Sandstorm Options and Sandstorm RSRs. On completion of the Arrangement, assuming that the current number of convertible securities of Nomad and Sandstorm does not change from the respective dates of the information provided herein, it is expected that the total number of Sandstorm Shares issued and outstanding will be 300,997,729 on a fully-diluted basis.

See “Appendix J - Information Concerning Sandstorm -Description of Share Capital” attached to this Circular.

To the knowledge of the directors and executive officers of Sandstorm as of the date of this Circular, no person will beneficially own, or control or direct, directly or indirectly, voting securities of Sandstorm carrying 10% or more of the voting rights attached to the Sandstorm Shares following completion of the Arrangement, BaseCore Transaction and Spin‑off Transaction, other than as set out below.

K-2

Name	Number of Sandstorm Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Sandstorm Shares following Completion of Arrangement, BaseCore Transaction and Spin-off Transaction
Orion Entities	47,971,170(1)	16.9%(2)

(1)

Based on the number of Nomad Shares beneficially owned, controlled or directed, directly or indirectly, by the Orion Entities as disclosed in the public filings made by the Orion Entities on the System for Electronic Disclosure by Insiders (SEDI) as of July 8, 2022.

(2)

Assumes 283,322,697 Sandstorm Shares issued and outstanding. In the event the BaseCore Transaction is not completed, the Orion Entities are expected to hold 17.8% of the outstanding Sandstorm Shares (on a non-diluted basis) and taking into account the Sandstorm Shares to be issued in respect of Nomad Shares issuable under the Nomad DRIP).

Registration Rights

Pursuant to the terms of the Plan of Arrangement, Sandstorm will enter into a Registration Rights Agreement with each Electing Affiliate on completion of the Arrangement, in the form attached as Appendix “H” to this Circular. See “The Arrangement – Registration Rights Agreement” and “Appendix H”.

Dividends

There are no restrictions on the ability of Sandstorm to declare and pay dividends on the Sandstorm Shares. On December 15, 2021, the Sandstorm Board declared Sandstorm’s first cash dividend in the amount of C$0.02 per Sandstorm Share for the first quarter of 2022, to shareholders of record as of the close of business on January 18, 2022. On March 31, 2022, the Sandstorm Board declared Sandstorm’s second quarterly cash dividend for 2022 in the amount of C$0.02 per Sandstorm Share to shareholders of record as of the close of business on April 19, 2022. Each of these dividends qualifies as an “eligible dividend” as defined in the Tax Act.

The declaration and payment of future dividends will be at the discretion of the Sandstorm Board and will be made based on Sandstorm’s financial position and other factors relevant at the time.

Repayment of Nomad Debt

Upon closing of the Arrangement, Sandstorm intends to repay the Nomad Credit Facility. For additional information regarding Nomad’s debt, see the Nomad Annual Financial Statements, the Nomad Annual MD&A, the Nomad Interim Financial Statements and the Nomad Interim MD&A, all of which are incorporated by reference into this Circular.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Sandstorm giving effect to the BaseCore Transaction, the Arrangement and the Spin-off Transaction, see “Appendix L ‑ Unaudited Pro Forma Consolidated Financial Statements of Sandstorm” attached to this Circular.

Independent Auditors, Transfer Agent and Registrar

The independent auditors of Sandstorm following completion of the Arrangement will continue to be PricewaterhouseCoopers LLP, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 and the transfer agent and registrar for the Sandstorm Shares will continue to be Computershare at its principal office in Vancouver, British Columbia.

Risk Factors

The business and operations of Sandstorm following completion of the Arrangement will continue to be subject to the risks currently faced by Sandstorm and Nomad, as well as certain risks unique to Sandstorm following completion of the Arrangement, including those set out under the heading “Risks relating to the Arrangement and the Combined Company”. Readers should also carefully consider the risk factors relating to Sandstorm described in the Sandstorm AIF and the Sandstorm Interim MD&A and the risk factors relating to Nomad described in the Nomad AIF, each of which is incorporated by reference in this Circular.

K-3

APPENDIX L

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF SANDSTORM

SANDSTORM GOLD LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

Expressed in U.S. Dollars (000s)

(Unaudited)

L-1

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s)

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
ASSETS
Current
Cash and cash equivalents	31,614	21,519	(17,569)	(a)	35,564	-	(6,362)	(a)(c)	29,202	39,892	(a)(h)	69,094
Trade and other receivables	15,240	3,813	-		19,053	11,012	-		30,065	(96)	(b)	29,969
Other current assets	5,748	2,394	-		8,142	-	-		8,142	-		8,142
	52,602	27,726	(17,569)		62,759	11,012	(6,362)		67,409	39,796		107,205
Non-current
Stream, royalty and other interests	464,815	310,039	325,228	(a)(b)	1,100,082	217,793	259,198	(b)	1,577,073	22,973	(c)(i)	1,600,046
Investments in associates	71,248	-	-		71,248	-	-		71,248	(33,015)	(b)(j)	38,233
Financial asset – zinc participating loan	-	-	-		-	41,752	116	(b)	41,868	-		41,868
Deferred income tax assets	-	43,214	(43,214)	(g)	-	-	-		-	-		-
Investments	30,281	-	-		30,281	-	-		30,281	178,049	(d)(k)	208,330
Other long-term assets	5,615	-	-		5,615	-	-		5,615	-		5,615
Total assets	624,561	380,979	264,445		1,269,985	270,557	252,952		1,793,494	207,803		2,001,297

LIABILITIES
Current
Trade and other payables	7,430	5,423	-		12,853	14	-		12,867	(3)	(b)	12,864
Deferred payment liability – host contract	-	9,886	-		9,886	-	-		9,886	-		9,886
Deferred payment liability – conversion option	-	685	-		685	-	-		685	-		685
	7,430	15,994	-		23,424	14	-		23,438	(3)		23,435

Non-current
Revolving credit facility	-	41,750	-		41,750	-	423,495	(c)	465,245	-		465,245
Deferred income tax liabilities	22,252	-	-		22,252	-	-		22,252	-		22,252
Lease liabilities and other	2,453	-	-		2,453	-	-		2,453	-		2,453
Total liabilities	32,135	57,744	-		89,879	14	423,495		513,388	(3)		513,385

EQUITY
Share Capital	697,727	288,271	262,758	(a)(c)	1,248,756	-	100,000	(d)	1,348,756	-		1,348,756
Reserves	19,525	8,618	(4,565)	(a)(d)	23,578	-	-		23,578	-		23,578
Partners’ net investment	-	-	-		-	270,543	(270,543)	(d)	-	-		-
Retained earnings	41,633	2,782	(2,782)	(a)(e)	41,633	-	-		41,633	58,202	(f)	99,835
Accumulated other comprehensive loss	(166,459)	-	-		(166,459)	-	-		(166,459)	149,604	(f)	(16,855)
	592,426	299,671	255,411		1,147,508	270,543	(170,543)		1,247,508	207,806		1,455,314
Non-controlling interests	-	23,564	9,034	(f)	32,598	-	-		32,598	-		32,598
Total equity	592,426	323,235	264,445		1,180,106	270,543	(170,543)		1,280,106	207,806		1,487,912
Total liabilities and equity	624,561	380,979	264,445		1,269,985	270,557	252,952		1,793,494	207,803		2,001,297

L-2

Sandstorm Gold Ltd.

Pro Forma Consolidated Statement of Income (Loss)

For the year ended December 31, 2021

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Sales	71,722	22,733	-		94,455	-	-		94,455	-		94,455
Royalty revenue	43,138	4,419	-		47,557	45,001	-		92,558	(27,669)	(m)	64,889
	114,860	27,152	-		142,012	45,001	-		187,013	(27,669)		159,344

Cost of sales, excluding depletion	16,845	5,176	-		22,021	-	-		22,021	-		22,021
Depletion	35,704	13,067	5,220	(h)	53,991	13,621	13,374	(e)	80,986	(7,970)	(n)	73,016
Total cost of sales	52,549	18,243	5,220		76,012	13,621	13,374		103,007	(7,970)		95,037

Gross Profit	62,311	8,909	(5,220)		66,000	31,380	(13,374)		84,006	(19,699)		64,307

Expenses and other (income)
Administration expenses	10,198	8,075	-		18,273	113	-		18,386	-		18,386
Project evaluation	7,770	433	-		8,203	-	-		8,203	-		8,203
Gain on revaluation of Vale Royalties financial instrument	(5,887)	-	-		(5,887)	-	-		(5,887)	-		(5,887)
Stream, royalty and other interests impairments	408	-	-		408	-	-		408	-		408
Gain on disposal of investments in associates	-	-	-		-	-	-		-	(58,202)	(f)	(58,202)
(Gain) loss on revaluation of investments	1,659	-	-		1,659	(2,700)	-		(1,041)	-		(1,041)
Change in fair value of conversion option	-	(1,425)	-		(1,425)	-	-		(1,425)	-		(1,425)
Finance expense	2,135	2,396	-		4,531	-	21,841	(f)	26,372	-		26,372
Finance income	(481)	-	-		(481)	(2,355)	-		(2,836)	(7,344)	(g)(o)	(10,180)
Foreign exchange loss	645	-	-		645	-	-		645	-		645
Other	1,011	655	-		1,666	-	-		1,666	(7,616)	(e)(l)	(5,950)
Income (loss) before taxes	44,853	(1,225)	(5,220)		38,408	36,322	(35,215)		39,515	53,463		92,978

Current income tax expense	3,029	1,236	-		4,265	-	-		4,265	-		4,265
Deferred income tax expense (recovery)	14,202	(1,002)	-		13,200	-	-		13,200	-		13,200
	17,231	234	-		17,465	-	-		17,465	-		17,465

Net income (loss) for the period	27,622	(1,459)	(5,220)		20,943	36,322	(35,215)		22,050	53,463		75,513

Net income (loss) attributable to:
Shareholders	27,622	(1,676)	(5,220)		20,726	36,322	(35,215)		21,833	53,463		75,296
Non-controlling interests	-	217	-		217	-	-		217	-		217

Basic earnings (loss) per share	0.14				0.08				0.08			0.27
Diluted earnings (loss) per share	0.14				0.08				0.08			0.26

Weighted average number of common shares outstanding
Basic	193,974,313				268,337,242				281,832,518			281,832,518
Diluted	197,823,480				272,752,242				286,247,518			286,247,518

L-3

Sandstorm Gold Ltd.

Pro Forma Consolidated Interim Statement of Income (Loss)

For the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments- Nomad	Note 6	Sandstorm Gold Ltd. - Pro forma with Nomad Transaction	BaseCore Carve-Out	Pro Forma Adjustments - BaseCore	Note 8	Sandstorm Pro forma with Nomad & BaseCore	Pro Forma Adjustments – Horizon Copper	Note 9	Sandstorm Gold Ltd. Pro Forma
Sales	22,015	10,010	-		32,025	-	-		32,025	-		32,025
Royalty revenue	13,350	3,772	-		17,122	11,012	-		28,134	(7,297)	(m)	20,837
	35,365	13,782	-		49,147	11,012	-		60,159	(7,297)		52,862

Cost of sales, excluding depletion	5,295	1,671	-		6,966	-	-		6,966	-		6,966
Depletion	11,111	5,474	2,273	(h)	18,858	3,249	3,190	(e)	25,297	(2,017)	(n)	23,280
Total cost of sales	16,406	7,145	2,273		25,824	3,249	3,190		32,263	(2,017)		30,246

Gross Profit	18,959	6,637	(2,273)		23,323	7,763	(3,190)		27,896	(5,280)		22,616

Expenses and other (income)
Administration expenses	2,497	2,365	-		4,862	21	-		4,883	-		4,883
Project evaluation	1,569	-	-		1,569	-	-		1,569	-		1,569
Stream, royalty, and other interests impairments	665	-	-		665	-	-		665	-		665
(Gain) loss on revaluation of investments	(174)	-	-		(174)	(2,394)	-		(2,568)	-		(2,568)
Change in fair value of conversion option	-	(903)	-		(903)	-	-		(903)	-		(903)
Finance expense	628	727	-		1,355	-	5,384	(f)	6,739	-		6,739
Finance income	(93)	-	-		(93)	(736)	-		(829)	(1,773)	(g)(o)	(2,602)
Foreign exchange loss	42	52	-		94	-	-		94	-		94
Other	(42)	-	-		(42)	-	-		(42)	(323)	(e)(l)	(365)
Income (loss) before taxes	13,867	4,396	(2,273)		15,990	10,872	(8,574)		18,288	(3,184)		15,104

Current income tax expense	887	1,160	-		2,047	-	-		2,047	-		2,047
Deferred income tax expense	3,839	495	-		4,334	-	-		4,334	-		4,334
	4,726	1,655	-		6,381	-	-		6,381	-		6,381

Net income (loss) for the period	9,141	2,741	(2,273)		9,609	10,872	(8,574)		11,907	(3,184)		8,723

Net income (loss) attributable to:
Shareholders	9,141	2,455	(2,273)		9,323	10,872	(8,574)		11,621	(3,184)		8,437
Non-controlling interests	-	286	-		286	-	-		286	-		286

Basic earnings (loss) per share	0.05				0.04				0.04			0.03
Diluted earnings (loss) per share	0.05				0.03				0.04			0.03

Weighted average number of common shares outstanding
Basic	191,914,859				266,277,788				279,773,064			279,773,064
Diluted	194,837,916				269,766,678				283,261,954			283,261,954

L-4

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

1. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition (the “Nomad Acquisition”) of all the issued and outstanding shares (the “Nomad Shares”) of Nomad Royalties Company Ltd. (“Nomad”) by Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) pursuant to a plan of arrangement under the Canada Business Corporations Act (“Arrangement”) in accordance with the terms of the arrangement agreement between the parties dated May 1, 2022 (the “Arrangement Agreement”).

These unaudited pro forma consolidated financial statements also reflect the following completed or probable transactions (collectively, the “Other Sandstorm Transactions”): (i) the proposed acquisition of nine royalties and one stream (the “Royalty Package”) from BaseCore Metals LP (“BaseCore”) by Sandstorm (the “BaseCore Transaction”) announced on May 1, 2022, (ii) the sale of the Company’s equity interests in Entrée Resources Ltd. consummated on May 31, 2022 and proposed sale of the Company’s equity method investment in Hod Maden project to Royalty North Partners Ltd. (“Royalty North”) (the “Spin-off Transaction”). Upon completion, Royalty North will change its name to Horizon Copper Corp. (“Horizon Copper”); and (iii) the proposed partial disposition (the “Antamina NPI Disposition”) of the acquired 1.66% Antamina NPI acquired as a result of the BaseCore Transaction. These unaudited pro forma consolidated financial statements also reflect pro forma adjustments resulting from Sandstorm’s agreement (the “Financing Transaction”) with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000. The upsize is contingent upon closing the BaseCore acquisition and proceeds from the revolving credit agreement will be used to fund the BaseCore Transaction.

The Nomad Acquisition and Other Sandstorm Transactions are referred to collectively as the “Transactions”.

These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company and of Nomad, and the carve-out financial statements of the Royalty Package, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)

The consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the period ended March 31, 2022;

(ii)

the consolidated financial statements of Nomad for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of Nomad for the three months ended March 31, 2022;

(iii)

the carve-out financial statements of the Royalty Package for the year ended December 31, 2021 and the unaudited condensed interim carve-out financial statements of the Royalty Package for the three months ended March 31, 2022.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of financial position as of March 31, 2022 combining:

(i)	The unaudited condensed consolidated interim statement of financial position of the Company as of March 31, 2022;
(ii)	The unaudited consolidated balance sheet of Nomad as of March 31, 2022;
(iii)	The unaudited condensed interim carve-out statement of financial position of the Royalty Package as of March 31, 2022; and
(iv)	The adjustments described in Notes 6, 8 and 9.

L-5

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

This unaudited pro forma consolidated statement of financial position as of March 31, 2022 assumes that the Transactions occurred on March 31, 2022.

b)	An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 combining:

(i)	The consolidated statement of income (loss) of the Company for the year ended December 31, 2021;
(ii)	The consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the year ended December 31, 2021;
(iii)	The carve-out statements of operations and comprehensive income (loss) of the Royalty Package for the year ended December 31, 2021; and
(iv)	The adjustments described in Notes 6, 8 and 9.

This unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 assumes that the Transactions occurred on January 1, 2021.

c)	An unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 combining:

(i)	The unaudited condensed consolidated interim statement of income (loss) of the Company for the three months ended March 31, 2022;
(ii)	The unaudited consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the three months ended March 31, 2022;
(iii)	The unaudited condensed interim carve-out statements of operations and comprehensive income of the Royalty Package for the three months ended March 31, 2022; and
(iv)	The adjustments described in Notes 6, 8 and 9.

This unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 assumes that the Transactions occurred on January 1, 2021.

In combining Nomad’s consolidated financial statements and the Royalty Package’s carve-out financial statements with those of the Company, the Company has reclassified line items on Nomad’s consolidated financial statements and the Royalty Package’s carve-out financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transactions been consummated on the dates indicated. Actual amounts recorded upon completion of the Transactions will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Transactions. The unaudited pro forma consolidated financial information does not give effect to events arising after March 31, 2022 except as disclosed herein. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

L-6

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in the Company’s consolidated financial statements as at and for the year ended December 31, 2021. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Nomad and BaseCore where the impact was potentially material to the unaudited pro forma condensed consolidated financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Nomad and BaseCore that significantly depart from those followed by the Company and would have a significant impact on the unaudited pro forma consolidated financial statements.

3. DESCRIPTION OF THE TRANSACTIONS

Nomad Acquisition

Pursuant to the Arrangement, each holder of Nomad Shares is entitled to receive 1.21 (the “Exchange Ratio”) common shares of Sandstorm in respect of each Nomad Share held. In addition, pursuant to the Arrangement, each outstanding option of Nomad will be exchanged for a fully vested replacement option exercisable for Sandstorm common shares based on the Exchange Ratio. Pursuant to the Arrangement, the outstanding Nomad restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) will be cancelled in exchange for the cash payment equal to the value of the consideration that would be payable for the Nomad shares that would be issuable on the vesting of such securities.

In accordance with the terms of each of the common share purchase warrants of Nomad (the “Warrants”), each holder of a Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the consideration which the holder would have been entitled to receive if such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the effective time. Each Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price thereof.

These unaudited pro forma consolidated financial statements assume that the conditions described under the Arrangement Agreement are met which include, among others and without limitation, the approval of the Sandstorm and Nomad shareholders, court and regulatory approvals and other customary closing conditions.

Readers should be cautioned that the Nomad Acquisition is not conditional on the Other Sandstorm Transactions being completed.

Other Sandstorm Transactions

BASECORE TRANSACTION

Pursuant to the BaseCore Transaction, Sandstorm will acquire the Royalty Package for total consideration of $525 million, payable as $425 million in cash and 13,495,276 common shares of the Company, upon closing.

L-7

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

SPIN-OFF AND ANTAMINA NPI DISPOSITION TRANSACTIONS

Pursuant to a letter of intent entered into on February 27, 2022, amended and restated on May 1, 2022, the Spin-Off Transaction includes the Company’s sale of its approximately 25% stake in common shares of Entrée Resources Ltd. to Horizon Copper, and the proposed sale of its equity method investment in the Hod Maden project to Horizon Copper. The sale of the approximately 25% stake in common shares of Entrée Resources Ltd. was completed on May 31, 2022 in consideration for a promissory note in the principal amount of C$43.2 million (the “Entrée Note”) pursuant to a share purchase agreement dated May 26, 2022.

Pursuant to the letter of intent, the Company also agreed to sell its equity method investment in the Hod Maden project to Horizon Copper, a subsidiary holding a 55% interest in the Peninsula property in Michigan and the Entrée Note. The additional full consideration Sandstorm will receive includes:

a)	a $200,000 gold stream on the Hod Maden project,
b)

a secured promissory note with an initial principal amount of $95,000 (the “Term Loan”). Interest on the promissory note is to be paid quarterly at the Secured Overnight Financing Rate (“SOFR”) + 2% commencing the earlier of (i) January 1, 2026; or (ii) when Horizon Copper receives dividends from its investment in Hod Maden. The note may be settled at any time in Horizon Copper common shares at the election of the holder or Horizon Copper based on a 20-day volume weighted average price (“VWAP”) of the market price of the shares, subject to a certain floor price, unless Sandstorm would beneficially own in excess of 34% of the number of Horizon Copper common shares outstanding immediately after giving effect to such conversion or issuance. The note matures after 10 years following its issuance (or such earlier date required by any stock exchange on which Horizon Copper is listed), and

c)	approximately 34% equity interest in Horizon Copper.

Sandstorm will also contribute $10,000 in cash to Horizon Copper as part of the Spin-off Transaction.

Pursuant to the amended and restated letter of intent dated May 1, 2022 (“Horizon Antamina Agreement”), the Company agreed to the proposed partial disposition of the 1.66% Antamina NPI acquired as a result of the BaseCore Transaction to Horizon Copper. The consideration Horizon Copper will issue to Sandstorm under the Horizon Antamina Agreement includes:

a)	a 1.66% silver stream from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”),
b)	$50,000 cash payment. Horizon will raise $50,000 by way of an equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.
c)

a secured promissory note with a principal amount of $105,000. Interest on the note is to be paid quarterly at a rate of 3% per annum. The note may be settled at any time in Horizon Copper common shares at the election of the holder or Horizon Copper based on a 20-day VWAP of the market price of the shares, subject to a certain floor price, unless the holder would beneficially own in excess of 34% of the number of Horizon Copper common shares outstanding immediately after giving effect to such conversion or issuance. The note matures after 10 years following its issuance, and

d)	Horizon Copper shares sufficient to maintain Sandstorm’s 34% equity interest.

Sandstorm will retain one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments.

The Spin-Off Transaction and Antamina NPI Disposition are each subject to conditions precedent including, but not limited to, approval by Royalty North’s shareholders and, in the case of the Antamina NPI Disposition, closing of the BaseCore Transaction. The Antamina NPI Disposition is also conditional on the closing of the Spin-Off Transaction but the Spin-Off Transaction is not conditional on the Antamina NPI Disposition.

L-8

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

Financing Transaction

Sandstorm entered into an agreement with the Bank of Nova Scotia and BMO Capital Markets as co-lead arrangers securing a commitment to increase the amount available under the Company’s existing revolving credit agreement to permit borrowing up to $500,000 with an additional uncommitted amount of up to $125,000, for a total of up to $625,000 (the “Revolving Loan”). The Revolving Loan will be available to be used towards refinancing Nomad’s Revolving Credit Facility (“Revolving Credit Facility”), as permitted by the terms of the Revolving Loan, which is required to be repaid under the terms of the Revolving Credit Facility agreement. The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant will increase to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction. The closing of the $500,000 is contingent upon closing the BaseCore Transaction, and the closing of the additional uncommitted amount of up to $125,000 is subject to the satisfaction of the closing conditions for the Nomad Acquisition.

4. USE OF ESTIMATES

For purposes of the unaudited pro forma consolidated financial statements, the Nomad Acquisition (Note 5) and the BaseCore Transaction (Note 7) will be accounted for as asset acquisitions as neither transaction meet the definition of a business combination under IFRS. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in Nomad’s public filings, the Royalty Package’s carve-out financial statements and in discussions with the management of Nomad and BaseCore, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of each acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of income (loss). The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

5. CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE NOMAD ACQUISITION

The estimated purchase consideration for the Nomad Acquisition is based on a share price of $7.41 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.2792) on April 29, 2022, the business date prior to the date of the announcement of the Arrangement Agreement. The value of the purchase consideration will change based on fluctuations in the share price of the Company’s common shares and the number of Nomad shares outstanding on the closing of the Nomad Acquisition.

Other elements of the purchase consideration include the stock options to be exchanged for vested Sandstorm replacement options, including the Sandstorm shares to be issued to holders of Warrants, and transaction costs capitalized as part of the asset acquisition.

L-9

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

Purchase consideration:
Shares issued in exchange for outstanding Nomad Shares	$551,029
Stock options to be exchanged for vested Sandstorm replacement options	4,053
Transaction costs	4,860
$559,942

The following table reflects the preliminary pro forma fair values of assets acquired and liabilities assumed from Nomad at March 31, 2022.

Net Assets acquired:
Cash and cash equivalents	$8,810
Accounts receivable	3,813
Other assets	2,394
Royalties, streams, and other interests	635,267
Accounts payable and accrued liabilities	(5,423)
Deferred payment liability	(10,571)
Revolving credit facility	(41,750)

Net assets acquired	$592,540
Less: Non-controlling interest	(32,598)
$559,942

6. NOMAD ACQUISITION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the Nomad Acquisition. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated cash transaction costs incurred by Sandstorm, and the settlement of RSUs, PSUs and DSUs and change of control payments of incurred by Nomad.
b)

The difference between the estimated allocated fair value and the carrying values of Nomad’s stream, royalties and other interests. Included in this allocation is: (i) $183,060 to royalties that are currently generating royalty payments as a result of production (“Nomad’s Producing Royalties”) and which are subject to depletion (see Note 6(h) below) and (ii) $142,168 to royalties not currently subject to depletion. If the Company’s estimate of the fair value of Nomad’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)

The issuance of 74,362,929 common shares to Nomad’s shareholders treated as purchase consideration, and the issuance of 2,018,151 Sandstorm replacement options, net of the elimination of Nomad’s historical issued capital of $288,271 as at March 31, 2022.

d)	The elimination of Nomad’s historical equity balances at March 31, 2022 including $3,156 of warrants, and $5,462 of contributed surplus.
e)	The elimination of Nomad’s historical accumulated retained earnings of $2,782.
f)	An adjustment of $9,034 related to the non-controlling interests proportionate share of the amounts recognized within the net assets acquired.
g)	The elimination of Nomad’s deferred tax asset of $43,214, which has no basis with the increase in fair value and carrying value of Nomad’s stream, royalties and other interests (see Note 6(b) above).
h)	The adjustment in depletion represents the estimated increase or decrease in depletion caused by the pro forma fair value adjustments to Nomad’s Producing Royalties (see Note 6(b) above).

L-10

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

7. CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE BASECORE TRANSACTION

The purchase consideration for the proposed acquisition of the Royalty Package pursuant to the BaseCore Transaction is based on a share price of $7.41 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.2792) on April 29, 2022, the business date prior to the date of the announcement of the Royalty Package. The purchase price consists of $425,000 cash and 13,495,276 common shares of the Company.

Purchase consideration:
Common shares issued	$100,000
Cash consideration	425,000
Transaction costs	4,857
$529,857

The following table reflects the preliminary pro forma fair values of the Royalty Package at March 31, 2022.

Net Assets acquired:
Royalties, streams and other interests	$518,859
Trade and other receivables	11,012
Trade and other payables	(14)
$529,857

8. BASECORE PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the asset acquisition as a result of the BaseCore Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated payment of $4,857 of transaction costs incurred as part of the transaction by Sandstorm.
b)

The difference between the estimated allocated fair value and the carrying values of BaseCore’s stream, royalties and other interests. Included in this allocation is: (i) $209,412 to royalties that are currently generating royalty payments as a result of production (“BaseCore’s Producing Royalties”) and which are subject to depletion (see Note 8(e) below) and (ii) $49,902 to royalties not currently subject to depletion. If the Company’s estimate of the relative fair value of BaseCore’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)	The increase of $425,000 to the Revolving Loan to fund the cash consideration of the BaseCore Transaction, net of estimated financing fees of $1,505.
d)	The issuance of common shares to BaseCore’s shareholders of $100,000 is treated as part of the purchase consideration and elimination of BaseCore’s historical net investment from partners of $270,543.
e)	The adjustment in depletion represents the estimated increase in depletion caused by the pro forma fair value adjustments to BaseCore’s Producing Royalties (see Note 8(b) above).
f)	An adjustment to finance expenses due to the payment of interest on the Company’s assumed draw on the upsize of the Revolving Loan (see Note 8(c)).

L-11

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

9. OTHER PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the Spin-off Transaction and the Antamina NPI Disposition.

Assumptions and transaction adjustments made as a result of the Spin-off Transaction are as follows:

a)	The Company’s contribution of $10,000 cash to Horizon Copper as part of the Spin-Off Transaction, and estimated transaction costs incurred.
b)

The elimination of Sandstorm’s investments in Hod Maden and Entrée of $71,248 at March 31, 2022 offset by the recognition of investments in associates of $12,233 related to the common shares issued by Horizon Copper that corresponds to an approximate 34% equity interest in Horizon Copper upon closing of the Spin-off Transaction. The shares in Horizon Copper were valued at C$0.60, the price of the most recently completed subscription receipt financing by Horizon Copper.

c)	The recognition of the gold stream on the Hod Maden asset of $200,000.
d)	The recognition of the note receivable of $77,022 issued by Horizon Copper as part of the Spin-off Transaction.
e)

The recognition of share of net loss on investments in Horizon Copper offset by the elimination of historical share of net loss on investments in associates related to the Hod Maden and Entrée investments.

f)

The recognition of the gain on the disposition of the Hod Maden and Entrée investments in associates including the reclassification of foreign exchange losses previously recognized through other comprehensive income.

g)	The recognition of interest income related to the note issued as part of the Spin-off Transaction.

Assumptions and transaction adjustments made as a result of the Antamina NPI partial disposition are as follows:

h)	The cash receipt of $50,000 from Horizon Copper as part of the purchase consideration.
i)

An adjustment to Sandstorm’s stream, royalty and other interests of $263,117 related to the partial disposition of the 1.66% Antamina NPI offset by the recognition of Antamina Silver Stream asset of $86,090.

j)

An adjustment to investments in associate of $26,000 related to the additional common shares issued by Horizon Copper to Sandstorm for the Antamina NPI Disposition. The shares in Horizon Copper were valued at C$0.60, the price of the most recently completed subscription receipt financing by Horizon Copper.

k)	The recognition of the note receivable of $101,027 issued by Horizon Copper as part of the Antamina NPI Disposition.
l)	The adjustment to the share of net loss of investments in Horizon Copper related to Horizon Copper shares issued in Antamina NPI Disposition.
m)	The decrease in royalty revenue as a result of the Antamina NPI Disposition for the portion of the producing royalty disposed (see Note 3 and Note 9(i) above).
n)	The decrease in depletion as a result of the Antamina NPI Disposition for the portion of the producing royalty disposed (see Note 3 and Note 9(i) above).
o)	The recognition of interest income due to the note receivable issued by Horizon Copper as part of the Antamina NPI Disposition.

L-12

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

10. PRO FORMA SHARE CAPITAL

Sandstorm pro forma share capital after the Transactions as at March 31, 2022 has been determined as follows:

	Common Shares	Amount ($)
Issued and outstanding, March 31, 2022	192,224,215	697,727
Sandstorm common shares issued in exchange for Nomad Shares (Note 6(c))	74,362,929	551,029
Pro forma balance issued and outstanding post Nomad transaction	266,587,144	1,248,756

Sandstorm common shares issued in exchange for the BaseCore Royalty Package (Note 8(d))	13,495,276	100,000
Pro forma balance issued and outstanding	280,082,420	1,348,756

11. PRO FORMA EARNING PER SHARE

Pro forma basic and diluted earnings per share has been calculated based on actual basic and diluted weighted average number of Sandstorm common shares outstanding for the respective periods as well as the number of shares issued in connection with the Transactions as if such shares had been outstanding since the date the associated equity was originally issued:

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual basic weighted average number of Sandstorm common shares outstanding	193,974,313	191,914,859
Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,362,929	74,362,929
Pro forma basic weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	268,337,242	266,277,788
Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$20,726	$9,323
Pro forma basic net earning per share	$0.08	$0.04

Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276
Pro forma basic weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package and Nomad Arrangement Agreement	281,832,518	279,773,064
Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package and Nomad Arrangement Agreement	$21,833	$11,621
Pro forma basic net earning per share	$0.08	$0.04

Pro forma basic weighted average number of Sandstorm common shares outstanding of the consolidated Company	281,832,518	279,773,064
Pro forma net income attributable to shareholders of the consolidated Company	$75,296	$8,437
Pro forma basic net earning per share	$0.27	$0.03

L-13

Sandstorm Gold Ltd.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual diluted weighted average number of Sandstorm common shares outstanding	197,823,480	194,837,916
Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,362,929	74,362,929
Weighted average number of Sandstorm share issuable, issued in exchange or exercise for Nomad share options and warrants	565,833	565,833
Pro forma diluted weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	272,752,242	269,766,678
Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$20,726	$9,323
Pro forma diluted net earning per share	$0.08	$0.03

Weighted average number of Sandstorm common shares, issued in exchange for BaseCore Royalty Package	13,495,276	13,495,276
Pro forma diluted weighted average number of Sandstorm common shares outstanding post Basecore Royalty Package and Nomad Arrangement Agreement	286,247,518	283,261,954
Pro forma net income attributable to shareholders of the Company post Basecore Royalty Package and Nomad Arrangement Agreement	$21,833	$11,621
Pro forma diluted net earning per share	$0.08	$0.04

Pro forma diluted weighted average number of Sandstorm common shares outstanding of the consolidated Company	286,247,518	283,261,954
Pro forma net income attributable to shareholders of the consolidated Company	$75,296	$8,437
Pro forma diluted net earning per share	$0.26	$0.03

There were 327,426 potentially dilutive stock options which were excluded from the computation of diluted earnings per share in relation to the Nomad Arrangement Agreement because the exercise prices exceeded the market value of the common shares of $8.08, as at March 31, 2022.

L-14

APPENDIX M
BASECORE FINANCIAL STATEMENTS

# BaseCore Royalty Package

## Condensed Interim Carve-out Statements of Financial Position (unaudited)

### As of March 31, 2022 and 2021

| US$ thousands | Notes | March 31, 2022 | December 31, 2021 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Accounts receivable | | **11,012** | 13,618 |
| Financial asset - zinc participating loan | 4 | **-** | 500 |
| | | **11,012** | 14,118 |
| **Non-current assets** | | | |
| Intangible assets | 3 | **217,793** | 221,042 |
| Financial asset - zinc participating loan | 4 | **41,752** | 39,959 |
| | | **259,545** | 261,001 |
| **Total assets** | | **270,557** | 275,119 |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities | 5 | **14** | 509 |
| | | **14** | 509 |
| **Partners' net investment** | | **270,543** | 274,610 |
| **Total liabilities and partners' net investment** | | **270,557** | 275,119 |

*The accompanying notes are an integral part of the condensed interim carve-out financial statements.*

3

# BaseCore Royalty Package

| US$ thousands | Notes | **Three months ended, March 31, 2022** | Three months ended, March 31, 2021 |
|---|---|---|---|
| **Income** | | | |
| Royalty income | 3 | **11,012** | 12,021 |
| Fair value gain/(loss) on financial asset | 4 | **2,394** | (610) |
| Interest income | | **736** | 442 |
| | | **14,142** | 11,853 |
| **Expenses** | | | |
| General and administrative | | **21** | 21 |
| Depreciation and amortization | 3 | **3,249** | 3,465 |
| | | **3,270** | 3,486 |
| **Net income and comprehensive income** | | **10,872** | 8,367 |

*The accompanying notes are an integral part of the condensed interim carve-out financial statements.*

4

# BaseCore Royalty Package

## Condensed Interim Carve-out Statements of Changes in Partners' Net Investment (unaudited)

| US$ thousands | Note | **Three months ended, March 31, 2022** | Three months ended, March 31, 2021 |
|---|---|---|---|
| Balance, beginning of period | | **274,610** | 267,110 |
| Net income | | **10,872** | 8,367 |
| Net transfers to partners | | **(14,939)** | (9,022) |
| Balance, end of period | | **270,543** | 266,455 |

*The accompanying notes are an integral part of the condensed interim carve-out financial statements.*

5

# BaseCore Royalty Package

## Condensed Interim Carve-out Statements of Cash Flows (unaudited)

| US$ thousands | Notes | **Three months ended, March 31, 2022** | Three months ended, March 31, 2021 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | | **10,872** | 8,367 |
| **Adjustments for:** | | | |
| Depreciation and amortization | 3 | **3,249** | 3,465 |
| Change in fair value of financial asset | 4 | **(2,394)** | 610 |
| Interest income | | **(736)** | (442) |
| **Cash generated by operating activities before working capital changes** | | **10,991** | 12,000 |
| **Working capital changes** | | | |
| Decrease/(increase) in accounts receivable | | **2,606** | (3,947) |
| Increase/(decrease) in accounts payable and accrued liabilities | | **5** | (492) |
| **Total working capital changes** | | **2,611** | (4,439) |
| **Net cash generated by operating activities** | | **13,602** | 7,561 |
| **Financing activities:** | | | |
| Distributions to partners | | **(14,939)** | (9,022) |
| **Net cash used in financing activities** | | **(14,939)** | (9,022) |
| **Investing activities:** | | | |
| Contingent payment | 4 | **(500)** | - |
| Proceeds from financial asset-zinc participating loan | 4 | **1,837** | 1,461 |
| **Net cash generated by investing activities** | | **1,337** | 1,461 |
| **Change in cash** | | **-** | - |
| **Cash at beginning of period** | | **-** | - |
| **Cash at end of period** | | **-** | - |

*The accompanying notes are an integral part of the condensed interim carve-out financial statements.*

6

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

**1. General information**

BaseCore Metals LP (the "Limited Partnership") owns a portfolio of high-quality, long-life royalties and streams located across Canada, Mexico, and Peru. The Limited Partnership's assets currently include royalties or streams on two producing mines, one processing facility, two near-term development projects and five exploration assets. The Limited Partnership generates value through investments in high-quality base metal streams and royalties in mining-friendly jurisdictions.

The Limited Partnership holds a 1.66% net profits interest ("NPI") on the Antamina copper mine, a 0.5% NPI on the Highland Valley Copper mine, a 1.0% stream on production from CEZinc (Note 4), a sliding scale gross returns royalty on El Pilar, a 2.0% net smelter return ("NSR") royalty on the Horne 5 gold project, Tulks South, South Tally Pond, Long Lake and Joannès Lake, and a 1.5% NSR royalty on Point Leamington (collectively the "Acquired Assets" or "BaseCore Royalty Package").

The carve-out financial statements have been prepared for the purpose of an agreed upon transaction which will result in the sale of the Acquired Assets of the Limited Partnership to a third-party buyer.

**2. Basis of preparation**

Historically, the Limited Partnership has not prepared financial statements for the stand-alone operations of the Acquired Assets nor were the Acquired Assets presented in a separate legal entity. These carve-out financial statements present the statement of financial position, statement of operations and comprehensive income, statement of cash flows and statement of changes in partners' net investment as if the Acquired Assets had operated as a separate entity.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows of the Acquired Assets, these carve-out financial statements are not necessarily indicative of the results that would have been attained by the Acquired Assets had it been operated as a separate legal entity during the periods presented and therefore, are not necessarily indicative of future operating results.

*Partners' net investment*

The Limited Partnership's investment in the Acquired Assets is presented as partners' net investment on the carve-out statement of financial position. Partners' net investment is comprised of accumulated earnings of the operations and net transfers to partners. Net changes are presented on the carve-out statements of cash flows as distributions to partners.

The condensed interim carve-out financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). The same accounting policies and methods of computation were followed in preparation of the carve-out financial statements for the year ended December 31, 2021. These condensed interim financial statements do not include all the information required for annual carve-out financial statements and should be read in conjunction with the annual carve-out financial statements for the year ended December 31, 2021.

All amounts are expressed in US dollars, unless otherwise stated.

The financial statements were authorized for issue by the Limited Partnership's Board of Directors on June 30, 2022.

*Basis of measurement*

All assets, liabilities, revenues and expenses directly attributable to the Acquired Assets are presented in the carve-out statement of financial position and carve-out statement of operations and comprehensive income/(loss). For certain assets, liabilities and expenses that are not directly attributable to the Acquired Assets, allocations have been utilized to prepare the statement of financial position and statement of operations and comprehensive income. These allocations have been based on methodologies that the management team believes to be reasonable.

7

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

### 3. Intangible assets

Intangible assets as at March 31, 2022 and December 31, 2021 are comprised of the following:

| | January 1, 2022 | Amortization | Impairment | Reversal of impairment | March 31, 2022 |
|---|---|---|---|---|---|
| **Royalty assets** | | | | | |
| Antamina | 170,817 | (3,056) | - | - | 167,761 |
| Highland Valley | 3,965 | (193) | - | - | 3,772 |
| Horne 5 | 34,800 | - | - | - | 34,800 |
| El Pilar | 10,600 | - | - | - | 10,600 |
| Long Lake | 120 | - | - | - | 120 |
| Tulks South | 120 | - | - | - | 120 |
| Point Leamington | 500 | - | - | - | 500 |
| South Tally | 120 | - | - | - | 120 |
| **Balance, end of period** | **221,042** | **(3,249)** | - | - | **217,793** |

| | January 1, 2021 | Amortization | Impairment | Reversal of impairment | December 31, 2021 |
|---|---|---|---|---|---|
| Royalty assets | | | | | |
| Antamina | 183,714 | (12,897) | - | - | 170,817 |
| Highland Valley | 4,689 | (724) | - | - | 3,965 |
| Horne 5 | 34,800 | - | - | - | 34,800 |
| El Pilar | 10,600 | - | - | - | 10,600 |
| Long Lake | 120 | - | - | - | 120 |
| Tulks South | 120 | - | - | - | 120 |
| Point Leamington | 500 | - | - | - | 500 |
| South Tally | 120 | - | - | - | 120 |
| Balance, end of period | 234,663 | (13,621) | - | - | 221,042 |

On December 5, 2017, the Limited Partnership acquired a selection of existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines as well as the Horne 5 and El Pilar projects. These royalties were purchased from Glencore for an aggregate purchase price of $299,500.

Management assesses and tests the intangible assets for impairment, and subsequent reversal of impairment, at each reporting period or whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that a previously recorded impairment may be reversed. As a part of its impairment assessment for the period ended March 31, 2022 and 2021, management determined that there are no indicators of impairment for its intangible assets. As a result, management recognized an impairment loss of $0 as of March 31, 2022 (2021 – $0 as of March 31, 2021).

**Antamina**

Compañía Minera Antamina S.A. ("Antamina") is a poly-metallic mining complex that produces copper, zinc, molybdenum, silver and lead concentrates. The mine is located in the District of San Marcos, Province of Huari, Ancash Region, Peru and 200 km from the city of Huaraz with an average altitude of 4,300 metres above sea level. Antamina also has a shipping port in Punta Lobitos located in the coastal Province of Huarmey.

The Acquired Assets currently receive from Teck Resources Limited, an entity related to Antamina, a net profits royalty equal to 1.66% of Antamina's free cash flow.

8

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

**3. Intangible assets (continued)**

During the period ended March 31, 2022, royalty income of $11,012 (2021 – $11,708) was recorded.

**Highland Valley**

Highland Valley mine is located in the south-central province of British Columbia, Canada between the communities of Logan Lake and Ashcroft and approximately 50 km southwest of Kamloops. This mine is a large open-pit operation and produces both copper and molybdenum.

The Highland Valley mine is owned by Highmont Mining Company ("Highmont") (5%) and Teck Resources Limited (95%). Highmont is a 100% owned subsidiary of Teck Resources Limited.

The Acquired Assets receive from Highmont a net profits royalty equal to 10.153% of Highmont's free cash flow.

During the period ended March 31, 2022, royalty income of $0 (2021 – $313) was recorded.

**Horne 5**

The Horne 5 property is a copper-gold mineral brown-field underground mine-milling project located in the Rouyn-Noranda Camp in the Abitibi region of the central-northwest province of Quebec, Canada. The Horne 5 property is 100% owned by Falco Resources Ltd., and is currently in the early stage of development.

The Acquired Assets retain a 2% net smelter return royalty on all metals produced.

In May 2021, a portion of the Horne 5 property known as Joannes Lake was sold by Falco Resources to Bullion Gold Resources Corp. The Acquired Assets retain the same 2% net smelter return royalty for this property.

**El Pilar**

The El Pilar property is low capital intensity green-field copper development project located in north-central Sonora, Mexico, approximately 15 kilometers south of the Arizona/Sonora border. The property is situated in the Sonora-Arizona porphyry copper province which hosts numerous copper deposits.

The Acquired Assets retain a sliding scale gross smelter returns royalty on all metal produced starting at 1% for an accumulated resource up to 3 billion pounds of copper and other mineral resources (on a copper equivalent basis) rising to a maximum of 3% for more than 5 billion pounds of copper and other mineral resources (on a copper equivalent basis) from Recursos Stingray de Cobre, S.A. de C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.), a subsidiary of Southern Copper Corporation ("SCC").

**Long Lake**

Long Lake project is within the Long Lake volcanogenic massive sulphide (VMS) Project, a polymetallic exploration project, situated in Newfoundland and Labrador, Canada. This project is located approximately 70 kilometers from Millertown on the island of Newfoundland and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

**Tulks South**

The Tulks South property is an exploration property located in central Newfoundland, Canada. The property is approximately 38 km south-southwest of the town of Buchans and 49 km southwest of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

9

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

**3. Intangible assets (continued)**

**Point Leamington**

The Point Leamington property is an exploration property located on the northeast coast of Newfoundland, Canada. The property is approximately 37 kilometers northwest of Grand Falls-Windsor and is owned by Callinex Mines Inc.

The Acquired Assets retain a 1.5% net smelter return royalty from Callinex Mines Inc.

**South Tally**

The South Tally Pond VMS Project an exploration property located in central Newfoundland, Canada. The property is approximately 110 kilometers southwest of the town of Grand Falls-Windsor and 35 kilometers south of the community of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

**4. Financial asset – zinc participating loan**

On July 27, 2020, the Limited Partnership and Noranda Income Fund ("NIF") entered into a stream agreement over zinc processed and refined at NIF's zinc processing facility located in Salaberry-de-Valleyfield, Quebec. The Limited Partnership agreed to pay cash consideration of $40,000 as an advance payment for the stream and NIF agreed to deliver LME Zinc warrants corresponding to 1.00% of zinc processed and refined at the processing facility until the later of (i) June 30, 2030 or (ii) 68 million pounds of LME zinc warrants has been delivered. The advanced payments are used for the expansion of the zinc refinery and have been paid as follows:

- $12,000 to be paid on closing. The payment was made in July 2020;
- $12,000 to be paid upon the earlier of the completion of certain construction milestones and December 31, 2021. The payment was made in December 2020;
- $16,000 to be paid upon the earlier of the completion of certain construction milestones and June 30, 2022. The payment was made in June 2021.

The Limited Partnership makes ongoing payments equal to 20% of the zinc LME cash settlement price at the time of delivery of the warrant. The $40,000 advance payment is amortized for the difference between the zinc sold minus the 20% payment. If for whatever reason at the end of the term the minimum delivery is not achieved, any unamortized portion of the $40,000 is not refundable by NIF.

As part of the streaming contract, the Limited Partnership is committed to making the following contingent payments:

- $500, with the average zinc price for the period from July 1, 2020 to December 31, 2020 being at least $1.00 per pound. The condition was met and the contingent payment was made in February 2021;
- $500, with the average zinc price for the period from January 1, 2021 to December 31, 2021 being at least $1.07 per pound. The condition was met and the contingent payment was made in February 2022;
- $500 if the Zinc Reference Price averages at least $1.15 per pound for the twelve (12) month period beginning on January 1, 2022 until December 31, 2022, with such amount to be paid on or before February 28, 2023.

The streaming contract is classified as a financial instrument since it doesn't meet the definition of a derivative and the contractual right to receive LME warrants from NIF is under conditions that are potentially favourable to the Limited Partnership. The LME warrants are subsequently sold on the market for cash. This exposure to the commodity price causes the financial asset-zinc participating loan to fail the SPPI test. As a result, the streaming contract is initially measured at fair value corresponding

10

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

**4. Financial asset – zinc participating loan (continued)**

to the advance payments to NIF and is subsequently measured at fair value through profit or loss using a discounted cash flow model.

The fair value of the financial asset-zinc participating loan is based on the discounted cash flow model which are significantly affected by changes in the forward LME zinc prices, production volumes by NIF and discount rates. The determination of fair value through profit or loss uses Level 3 inputs.

For the period ended March 31, 2021, the Acquired Assets recognized a gain in fair value of financial asset of $2,394 (2020 – loss of $610) which was recorded through fair value gain/(loss) on financial asset in the statement of operations and comprehensive income.

The breakdown of the financial asset-zinc participating loan is as follows:

| | **March 31, 2022** | December 31, 2021 |
|---|---|---|
| Balance, beginning of period | **40,459** | 41,380 |
| Financial asset-zinc participating loan contingent payment | **-** | 500 |
| Proceeds from financial asset-zinc participating loan | **(1,837)** | (6,476) |
| Change in fair value | **2,394** | 2,700 |
| Interest accretion | **736** | 2,355 |
| Total | **41,752** | 40,459 |
| Less: current portion | **-** | (500) |
| **Balance, end of period - non-current portion** | **41,752** | 39,959 |

**5. Financial and capital risk management**

Financial risks arising in the normal course of business from the Acquired Assets' operations comprise credit risk and liquidity risk. It is the Acquired Assets' policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Acquired Assets' finance and risk professional, monitor, manage and report regularly to management on the approach and effectiveness in managing financial risks along with the financial exposures facing the Acquired Assets.

The Acquired Assets' objectives in managing its capital include preserving its overall financial health and strength for the benefit of all stakeholders, maintaining an optimal capital structure in order to provide a high degree of financial flexibility at an attractive cost of capital and safeguarding its ability to continue as a going concern.

*Credit risk*

The Acquired Assets are exposed to credit risk in their royalty arrangements and financial asset-zinc participating loan. The maximum exposure to credit risk is the full carrying value of the financial instruments. The Acquired Assets minimize the credit risk of their royalty arrangements by managing and analyzing the cash flow of the royalty partners.

The Acquired Assets do not anticipate that any counterparty will fail to meet its obligations.

*Liquidity risk*

Liquidity risk is the risk that the Acquired Assets will not be able to meet its financial obligations on time or at a reasonable price. The Acquired Assets will settle future obligations out of cash. The ability to do this will depend on the Acquired Assets to collect the royalties relating to Antamina and Highland Valley mines, as well as its ability to collect the proceeds of the financial asset-zinc participating loan. As part of its liquidity management, the Acquired Assets monitor and analyze the future cash flow of the royalty partners and NIF on a regular basis.

11

# BaseCore Royalty Package
## Notes to the Condensed Interim Carve-out Financial Statements
## As at March 31, 2022 and 2021 (unaudited)
(US$ thousands, except as otherwise indicated)

### 5. Financial and capital risk management (continued)

The maturity profile of the Acquired Assets' financial liabilities at March 31, 2022 and December 31, 2021 is as follows:

| **March 31, 2022** | **< 1 year** | **1 - 2 years** | **2 - 5 years** | **> 5 years** | **Total** |
|---|---|---|---|---|---|
| **Accounts payable and accrued liabilities** | **14** | - | - | - | **14** |
| | **14** | - | - | - | **14** |

| December 31, 2021 | < 1 year | 1 - 2 years | 2 - 5 years | > 5 years | Total |
|---|---|---|---|---|---|
| Accounts payable and accrued liabilities | 509 | - | - | - | 509 |
| | 509 | - | - | - | 509 |

*Commodity price risk*

The Acquired Assets' financial assets are exposed to fluctuations in the market prices for zinc. The financial asset-zinc participating loan is marked to fair market value at the end of each period, with a corresponding adjustment to net income and other comprehensive income. The following table shows the financial asset sensitivity to a +/- 10% movement in market prices for zinc as at March 31, 2022 and 2021:

Effect on net income and comprehensive income

| | **March 31, 2022** | March 31, 2021 |
|---|---|---|
| Zinc: 10% increase | **4,230** | 3,668 |
| Zinc: 10% decrease | **(4,230)** | (3,211) |

### 6. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (most advantageous) market at the measurement date under current market conditions. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the Acquired Assets could realize in the normal course of business. During the period ended March 31, 2022 and 2021, there were no transfers between levels, and the financial asset-zinc participating loan was measured using Level 3 inputs (Note 5).

12

# Carve-out Financial Statements of BaseCore Royalty Package

Years ended December 31, 2021 and 2020

# Independent Auditor's Report

To the Board of Directors of BaseCore Metals GP Limited, in its capacity as general partner of BaseCore Metals LP.

## Opinion

We have audited the carve-out financial statements of BaseCore Royalty Package (the "Acquired Assets"), which comprise the carve-out statements of financial position as at December 31, 2021 and 2020, and the carve-out statements of operations and comprehensive income/(loss), changes in partners' net investment and cash flows for the years then ended, and notes to the carve-out financial statements, including a summary of significant accounting policies (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Acquired Assets as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

## Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of the Acquired Assets in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Acquired Assets' ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Acquired Assets or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Acquired Assets' financial reporting process.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

1

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Assets' internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Acquired Assets' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Acquired Assets to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

June 30, 2022

2

# BaseCore Royalty Package
## Carve-out Statements of Financial Position
### As of December 31, 2021 and 2020

| US$ thousands | Notes | 2021 | 2020 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Accounts receivable | | **13,618** | 7,572 |
| Financial asset - zinc participating loan | 5 | **500** | 500 |
| | | **14,118** | 8,072 |
| **Non-current assets** | | | |
| Intangible assets | 4 | **221,042** | 234,663 |
| Financial asset - zinc participating loan | 5 | **39,959** | 40,880 |
| | | **261,001** | 275,543 |
| **Total assets** | | **275,119** | 283,615 |
| | | | |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities | 6 | **509** | 505 |
| | | **509** | 505 |
| **Non-current liabilities** | | | |
| Other non-current payable | 5,6 | **-** | 16,000 |
| | | **-** | 16,000 |
| | | | |
| **Partners' net investment** | | **274,610** | 267,110 |
| **Total liabilities and partners' net investment** | | **275,119** | 283,615 |

*The accompanying notes are an integral part of the carve-out financial statements.*

3

# BaseCore Royalty Package

## Carve-out Statements of Operations and Comprehensive Income/(Loss)

### For the years ended December 31, 2021 and 2020

| US$ thousands | Notes | 2021 | 2020 |
|---|---|---|---|
| **Income** | | | |
| Royalty income | 4 | **45,001** | 20,932 |
| Fair value gain on financial asset | 5 | **2,700** | 990 |
| Interest income | | **2,355** | 368 |
| | | **50,056** | 22,290 |
| **Expenses** | | | |
| General and administrative | 2 | **113** | 79 |
| Impairment on intangible assets, net | 4 | **-** | 9,140 |
| Depreciation and amortization | 4 | **13,621** | 14,698 |
| | | **13,734** | 23,917 |
| **Net income/(loss) and comprehensive income/(loss)** | | **36,322** | (1,627) |

*The accompanying notes are an integral part of the carve-out financial statements.*

4

# BaseCore Royalty Package

## Carve-out Statements of Changes in Partners' Net Investment

### For the years ended December 31, 2021 and 2020

| US$ thousands | Note | Total partners' net investment |
| --- | --- | --- |
| **January 1, 2020** | | **260,400** |
| Net loss | | (1,627) |
| Net transfers from partners | | 8,337 |
| **December 31, 2020** | | **267,110** |
| Net income | | 36,322 |
| Net transfers to partners | | (28,822) |
| **December 31, 2021** | | **274,610** |

*The accompanying notes are an integral part of the carve-out financial statements.*

5

# BaseCore Royalty Package

## Carve-out Statements of Cash Flows

### For the years ended December 31, 2021 and 2020

| US$ thousands | Notes | 2021 | 2020 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income/(loss) | | **36,322** | (1,627) |
| **Adjustments for:** | | | |
| Depreciation and amortization | 4 | **13,621** | 14,698 |
| Impairment on intangible assets, net | 4 | **-** | 9,140 |
| Change in fair value of financial asset | 5 | **(2,700)** | (990) |
| Interest income | | **(2,355)** | (368) |
| **Cash generated by operating activities before working capital changes** | | **44,888** | 20,853 |
| **Working capital changes** | | | |
| Increase in accounts receivable | | **(6,046)** | (5,668) |
| Increase in financial asset-zinc participating loan | 5 | **-** | (500) |
| Increase in accounts payable and accrued liabilities | | **4** | 500 |
| **Total working capital changes** | | **(6,042)** | (5,668) |
| **Net cash generated by operating activities** | | **38,846** | 15,185 |
| **Financing activities:** | | | |
| (Distributions to)/contributions from partners | | **(28,822)** | 8,337 |
| **Net cash (used in)/generated by financing activities** | | **(28,822)** | 8,337 |
| **Investing activities:** | | | |
| Financial asset-zinc participating loan payment | 5 | **(16,000)** | (24,000) |
| Contingent payment | 5 | **(500)** | - |
| Proceeds from financial asset-zinc participating loan | 5 | **6,476** | 478 |
| **Net cash used in investing activities** | | **(10,024)** | (23,522) |
| **Change in cash** | | **-** | - |
| **Cash at beginning of year** | | **-** | - |
| **Cash at end of year** | | **-** | - |

*The accompanying notes are an integral part of the carve-out financial statements.*

6

// BaseCore Royalty Package
Notes to the Carve-out Financial Statements
As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

## 1. General information

BaseCore Metals LP (the "Limited Partnership") owns a portfolio of high-quality, long-life royalties and streams located across Canada, Mexico, and Peru. The Limited Partnership's assets currently include royalties or streams on two producing mines, one processing facility, two near-term development projects and five exploration assets. The Limited Partnership generates value through investments in high-quality base metal streams and royalties in mining-friendly jurisdictions.

The Limited Partnership holds a 1.66% net profits interest ("NPI") on the Antamina copper mine, a 0.5% NPI on the Highland Valley Copper mine, a 1.0% stream on production from CEZinc (Note 5), a sliding scale gross returns royalty on El Pilar, a 2.0% net smelter return ("NSR") royalty on the Horne 5 gold project, Tulks South, South Tally Pond, Long Lake and Joannès Lake, and a 1.5% NSR royalty on Point Leamington (collectively the "Acquired Assets" or "BaseCore Royalty Package").

The carve-out financial statements have been prepared for the purpose of an agreed upon transaction which will result in the sale of the Acquired Assets of the Limited Partnership to a third-party buyer.

## 2. Basis of preparation

Historically, the Limited Partnership has not prepared financial statements for the stand-alone operations of the Acquired Assets nor were the Acquired Assets presented as a separate legal entity. These carve-out financial statements present the statement of financial position, statement of operations and comprehensive income/(loss), statement of cash flows and statement of changes in partners' net investment as if the Acquired Assets had operated as a separate entity.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows of the Acquired Assets, these carve-out financial statements are not necessarily indicative of the results that would have been attained by the Acquired Assets had it been operated as a separate legal entity during the periods presented and therefore, are not necessarily indicative of future operating results.

*Statement of compliance*

The financial statements have been prepared on a historical cost basis, with the exception of the financial asset which is recorded at fair value through profit or loss. Additionally, the financial statements have been prepared using accrual basis of accounting, except for cash flow information.

All amounts are expressed in US dollars, unless otherwise stated.

The financial statements were authorized for issue by the Limited Partnership's Board of Directors on June 30, 2022.

*Basis of measurement*

All assets, liabilities, revenues and expenses directly attributable to the Acquired Assets are presented in the carve-out statement of financial position and carve-out statement of operations and comprehensive income/(loss). For certain assets, liabilities and expenses that are not directly attributable to the Acquired Assets, allocations have been utilized to prepare the statement of financial position and statement of operations and comprehensive income/(loss). These allocations, which are discussed below, have been based on methodologies that the management team believes to be reasonable.

7

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

**2. Basis of preparation (continued)**

*i) General and administrative*

General and administrative expenses include both costs directly attributable to the Acquired Assets and indirect costs allocated based on a systemic basis. Staff costs were allocated based on relative percentage of time that management spent on asset maintenance. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Acquired Assets had performed the functions as a stand-alone entity, nor are they indicative of expenses that will be incurred in the future.

*ii) Cash and financing*

Cash held by the Limited Partnership was not allocated to the Acquired Assets for any of the years presented. The Acquired Assets reflect transfers of cash to and from the Limited Partnership as a financing activity in the carve-out statement of cash flows.

*iii) Accounts receivable, accounts payable and accrued liabilities*

Accounts receivable are amounts due under royalty arrangements. Accounts payable and accrued liabilities for the Acquired Assets were determined based on the accrued payables as at year-end.

*iv) Intangible assets*

The fair values of the royalty assets acquired on December 5, 2017 have been based on the acquisition transaction price, which considered the fair values of the royalty assets calculated using specific discount rates and are based on expectations about future operations, primarily comprising estimates about production and sales volumes, commodity prices, reserves and resources, operating costs, working capital and capital expenditures. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that Acquired Assets could realize in the normal course of business.

The production stage royalty assets are amortized using the units of production basis over the expected life of the mineral property, which is determined using available estimates of proven and probable reserves. These estimates affect amortization and the assessment of the recoverability of the carrying value of the royalty assets.

*v) Financial asset-zinc participating loan (Note 5)*

The Acquired Assets include the financial asset-zinc participating loan as a financial instrument. In July 2020, the Limited Partnership entered into a streaming agreement with Noranda Income Fund ("NIF") which resulted in the recognition of financial asset at fair value through profit or loss. The financial asset is measured at fair value through profit or loss and its fair value is re-measured at each period, with subsequent changes in fair value recorded in the statement of operations and comprehensive income/(loss). The estimated fair value of the financial asset at the inception date and at the subsequent reporting date have been determined using a discounted cash flow model which are mainly based on estimates of future productions and the forward LME zinc prices.

*COVID-19*

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The uncertainties around COVID-19 require the use of judgments and estimates which resulted in no significant impacts to the carve-out financial statements as at December 31, 2021 and 2020. The future impact of COVID-19 could affect management's estimates and assumptions, including those used in determining the recoverable amount of its intangible assets.

8

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

### 3. Significant accounting policies

*Use of judgments and estimates*

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates.

*Translation of foreign currencies*

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange prevailing at the reporting date. Revenue and expenses and non-monetary assets and liabilities are translated at the rates of exchange prevailing on the dates of the transactions or when the assets were acquired or the liabilities incurred. Gains and losses arising on translation of foreign currencies are included in the determination of net income/(loss) for the year.

*Revenue recognition*

Revenues include royalty income that are subject to license and royalty agreements are recognized on an accrual basis. Interest income is recognized when the right to receive payment has been established provided that the economic benefits will be received and the amount of the income can be measured reliably.

*Financial instruments*

Financial assets and financial liabilities are recognized in the statement of financial position when the Acquired Assets become a party to the contractual provisions of the instrument.

Financial assets are classified as either financial assets at amortized cost, at fair value through other comprehensive income (FVTOCI) or at fair value through profit or loss (FVTPL) depending upon the business model for managing the financial assets and the nature of the contractual cash flow characteristics of the financial asset.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Management of the Limited Partnership determines the classification of its financial assets and financial liabilities at initial recognition. When financial assets and financial liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and financial liabilities depends on their classification. The Acquired Assets which include the following financial assets and financial liabilities, are classified and measured under IFRS 9, Financial Instruments as follows:

| | Classification and measurement |
|---|---|
| Accounts receivable | Amortized cost |
| Financial asset - zinc participating loan | Fair value through profit or loss (FVTPL) |
| Accounts payable and accrued liabilities | Amortized cost |

*De-recognition of financial assets and liabilities*

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Limited Partnership has transferred its rights to receive cash flows from the asset and either have transferred substantially all the risks and rewards of the asset, or have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

9

**BaseCore Royalty Package**
**Notes to the Carve-out Financial Statements**
**As at December 31, 2021 and 2020**
(US$ thousands, except as otherwise indicated)

**3. Significant accounting policies (continued)**

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized in the statement of operations and comprehensive income/(loss).

*Financial assets at amortized cost*

Financial assets are recognized in the statement of financial position when the Acquired Assets become a party to the contractual provisions of the instrument. Financial assets are initially recognized at fair value on the trade date, including directly attributable transaction costs. Subsequently, accounts receivable is carried at amortized cost adjusted for any loss allowance.

*Financial assets and liabilities at fair value through profit or loss*

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. Financial assets are classified at fair value through profit or loss where they fail the solely payments of principal and interest ("SPPI") on the principal amount outstanding (the "SPPI test"). Financial assets with cash flows that do not pass the SPPI test are required to be classified and measured at fair value through profit or loss, irrespective of the business model. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

The financial asset-zinc participating loan fails the SPPI test, and subsequently, it is classified and measured at fair value through profit or loss (Note 5).

*Fair values*

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on observable inputs used to measure the fair values of assets and liabilities:

Level 1 - Inputs are unadjusted quoted prices of identical instruments in active markets without any deduction for transaction costs.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Level 3 - One or more significant inputs used in a valuation technique that are not based on observable market data.

Determination of fair value and the resulting hierarchy requires the use of observable market data when available. The classification of a financial instrument in the hierarchy is based on the lowest level of input that is significant to the measurement of the fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable and willing parties. The Acquired Assets' credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and financial liabilities.

The analysis and measurement details of the fair value of the financial instrument are further described in Note 5.

10

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

**3. Significant accounting policies (continued)**

*Impairment of financial assets*

A loss allowance for expected credit losses is determined for all financial assets, other than those at FVTPL, at the end of each reporting period. The expected credit loss recognized represents a probability-weighted estimate of credit losses over the expected life of the financial instrument.

For all financial assets at amortized cost, the Limited Partnership recognizes lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition, which is determined by:

- A review of overdue amounts,
- Comparing the risk of default at the reporting date and at the date of initial recognition, and
- An assessment of relevant historical and forward-looking quantitative and qualitative information.

*Intangible assets*

Intangible assets acquired are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets, and are measured at their estimated fair value. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

Identifiable intangible assets with a finite life are amortized on a unit of production basis over their expected mine life. The amortization method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable. The Acquired Assets have no identifiable intangible assets with an indefinite life.

The Limited Partnership reviews its intangible assets for impairment annually or whenever events or circumstances indicate that the carrying amount may not be recovered. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use (being the present value of the expected future cash flows of the asset, as determined by management). Impairment is recognized when the recoverable amount of the intangible asset is lower than the carrying value.

All royalty arrangements are categorized as intangible assets.

*Taxes*

As the Acquired Assets are not a taxable entity, there were no provisions for income taxes recorded in the carve-out financial statements.

*Partners' net investment*

The Limited Partnership's investment in the Acquired Assets is presented as partners' net investment on the carve-out statement of financial position. Partners' net investment is comprised of accumulated earnings of the operations and net transfers to/from partners. Net changes are presented on the carve-out statement of cash flows as distributions to/contributions from partners.

11

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

### 4. Intangible assets

Intangible assets as at December 31, 2021 and 2020 are comprised of the following:

| | January 1, 2021 | Amortization | Impairment | Reversal of impairment | December 31, 2021 |
|---|---|---|---|---|---|
| **Royalty assets** | | | | | |
| Antamina | **183,714** | **(12,897)** | - | - | **170,817** |
| Highland Valley | **4,689** | **(724)** | - | - | **3,965** |
| Home 5 | **34,800** | - | - | - | **34,800** |
| El Pilar | **10,600** | - | - | - | **10,600** |
| Long Lake | **120** | - | - | - | **120** |
| Tulks South | **120** | - | - | - | **120** |
| Point Leamington | **500** | - | - | - | **500** |
| South Tally | **120** | - | - | - | **120** |
| **Balance, end of year** | **234,663** | **(13,621)** | - | - | **221,042** |

| | January 1, 2020 | Amortization | Impairment | Reversal of impairment | December 31, 2020 |
|---|---|---|---|---|---|
| Royalty assets | | | | | |
| Antamina | 197,656 | (13,942) | - | - | 183,714 |
| Highland Valley | 5,445 | (756) | - | - | 4,689 |
| Home 5 | 44,100 | - | (9,300) | - | 34,800 |
| El Pilar | 9,300 | - | - | 1,300 | 10,600 |
| Long Lake | 500 | - | (380) | - | 120 |
| Tulks South | 500 | - | (380) | - | 120 |
| Point Leamington | 500 | - | - | - | 500 |
| South Tally | 500 | - | (380) | - | 120 |
| Balance, end of year | 258,501 | (14,698) | (10,440) | 1,300 | 234,663 |

On December 5, 2017, the Limited Partnership acquired a selection of existing royalties on producing and development stage properties in North and South America, including the Antamina and Highland Valley mines as well as the Home 5 and El Pilar projects. These royalties were purchased from Glencore for an aggregate purchase price of $299,500.

Management assesses and tests the intangible assets for impairment, and subsequent reversal of impairment, at least annually or whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that a previously recorded impairment may be reversed. As a part of its annual impairment assessment for the year ended December 31, 2021, management determined that there were no indicators of impairment for its intangible assets. As a result, management did not recognize any impairment loss or reversal of impairment (2020 – management recognized an impairment loss of $10,440 and a reversal of impairment of $1,300 as of December 31, 2020).

**Antamina**

Compañía Minera Antamina S.A. ("Antamina") is a poly-metallic mining complex that produces copper, zinc, molybdenum, silver and lead concentrates. The mine is located in the District of San Marcos, Province of Huari, Ancash Region, Peru and 200 km from the city of Huaraz with an average altitude of 4,300 metres above sea level. Antamina also has a shipping port in Punta Lobitos located in the coastal Province of Huarmey.

The Acquired Assets currently receive from Teck Resources Limited, an entity related to Antamina, a net profits royalty equal to 1.66% of Antamina's free cash flow.

12

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

**4. Intangible assets (continued)**

During the year ended December 31, 2021, royalty income of $41,755 (2020 – $20,390) was recorded.

**Highland Valley**

Highland Valley mine is located in the south-central province of British Columbia, Canada between the communities of Logan Lake and Ashcroft and approximately 50 km southwest of Kamloops. This mine is a large open-pit operation and produces both copper and molybdenum.

The Highland Valley mine is owned by Highmont Mining Company ("Highmont") (5%) and Teck Resources Limited (95%). Highmont is a 100% owned subsidiary of Teck Resources Limited.

The Acquired Assets receive from Highmont a net profits royalty equal to 10.153% of Highmont's free cash flow.

During the year ended December 31, 2021, royalty income of $3,246 (2020 – $542) was recorded.

**Horne 5**

The Horne 5 property is a copper-gold mineral brown-field underground mine-milling project located in the Rouyn-Noranda Camp in the Abitibi region of the central-northwest province of Quebec, Canada. The Horne 5 property is 100% owned by Falco Resources Ltd., and is currently in the early stage of development.

The Acquired Assets retain a 2% net smelter return royalty on all metals produced.

In May 2021, a portion of the Horne 5 property known as Joannes Lake was sold by Falco Resources to Bullion Gold Resources Corp. The Acquired Assets retain the same 2% net smelter return royalty for this property.

**El Pilar**

The El Pilar property is low capital intensity green-field copper development project located in north-central Sonora, Mexico, approximately 15 kilometers south of the Arizona/Sonora border. The property is situated in the Sonora-Arizona porphyry copper province which hosts numerous copper deposits.

The Acquired Assets retain a sliding scale gross smelter returns royalty on all metal produced starting at 1% for an accumulated resource up to 3 billion pounds of copper and other mineral resources (on a copper equivalent basis) rising to a maximum of 3% for more than 5 billion pounds of copper and other mineral resources (on a copper equivalent basis) from Recursos Stingray de Cobre, S.A. de C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.), a subsidiary of Southern Copper Corporation ("SCC").

**Long Lake**

Long Lake project is within the Long Lake volcanogenic massive sulphide (VMS) Project, a polymetallic exploration project, situated in Newfoundland and Labrador, Canada. This project is located approximately 70 kilometers from Millertown on the island of Newfoundland and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

**Tulks South**

The Tulks South property is an exploration property located in central Newfoundland, Canada. The property is approximately 38 km south-southwest of the town of Buchans and 49 km southwest of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

13

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

**4. Intangible assets (continued)**

**Point Leamington**

The Point Leamington property is an exploration property located on the northeast coast of Newfoundland, Canada. The property is approximately 37 kilometers northwest of Grand Falls-Windsor and is owned by Callinex Mines Inc.

The Acquired Assets retain a 1.5% net smelter return royalty from Callinex Mines Inc.

**South Tally**

The South Tally Pond VMS Project an exploration property located in central Newfoundland, Canada. The property is approximately 110 kilometers southwest of the town of Grand Falls-Windsor and 35 kilometers south of the community of Millertown and is owned by Canterra Minerals Corporation.

The Acquired Assets retain a 2% net smelter return royalty from Canterra Minerals Corporation.

**5. Financial asset – zinc participating loan**

On July 27, 2020, the Limited Partnership and Noranda Income Fund ("NIF") entered into a stream agreement over zinc processed and refined at NIF's zinc processing facility located in Salaberry-de-Valleyfield, Quebec. The Limited Partnership agreed to pay cash consideration of $40,000 as an advance payment for the stream and NIF agreed to deliver LME Zinc warrants corresponding to 1.00% of zinc processed and refined at the processing facility until the later of (i) June 30, 2030 or (ii) 68 million pounds of LME zinc warrants has been delivered. The advanced payments are used for the expansion of the zinc refinery and have been paid as follows:

- $12,000 to be paid on closing. The payment was made in July 2020;
- $12,000 to be paid upon the earlier of the completion of certain construction milestones and December 31, 2021. The payment was made in December 2020;
- $16,000 to be paid upon the earlier of the completion of certain construction milestones and June 30, 2022. The payment was made in June 2021.

The Limited Partnership makes ongoing payments equal to 20% of the zinc LME cash settlement price at the time of delivery of the warrant. The $40,000 advance payment is amortized for the difference between the zinc sold minus the 20% payment. If for whatever reason at the end of the term the minimum delivery is not achieved, any unamortized portion of the $40,000 is not refundable by NIF.

As part of the streaming contract, the Limited Partnership is committed to making the following contingent payments:

- $500, with the average zinc price for the period from July 1, 2020 to December 31, 2020 being at least $1.00 per pound. The condition was met and the contingent payment was made in February 2021;
- $500, with the average zinc price for the period from January 1, 2021 to December 31, 2021 being at least $1.07 per pound. The condition was met and the contingent payment was made in February 2022;
- $500 if the Zinc Reference Price averages at least $1.15 per pound for the twelve (12) month period beginning on January 1, 2022 until December 31, 2022, with such amount to be paid on or before February 28, 2023.

The streaming contract is classified as a financial instrument since it doesn't meet the definition of a derivative and the contractual right to receive LME warrants from NIF is under conditions that are potentially favourable to the Limited Partnership. The LME warrants are subsequently sold on the market for cash. This exposure to the commodity price causes the financial asset-zinc participating loan to fail the SPPI test. As a result, the streaming contract is initially measured at fair value corresponding

14

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

**5. Financial asset – zinc participating loan (continued)**

to the advance payments to NIF and is subsequently measured at fair value through profit or loss using a discounted cash flow model.

The fair value of the financial asset-zinc participating loan is based on the discounted cash flow model which are significantly affected by changes in the forward LME zinc prices, production volumes by NIF and discount rates. The determination of fair value through profit or loss uses Level 3 inputs.

For the year ended December 31, 2021, the Acquired Assets recognized a gain in fair value of financial asset of $2,700 (2020 - $990) which was recorded through fair value gain on financial asset in the statement of operations and comprehensive income/(loss).

The breakdown of the financial asset-zinc participating loan is as follows:

| | **2021** | 2020 |
|---|---|---|
| Balance, beginning of year | **41,380** | - |
| Financial asset-zinc participating loan advance payments | **-** | 40,000 |
| Financial asset-zinc participating loan contingent payment | **500** | 500 |
| Proceeds from financial asset-zinc participating loan | **(6,476)** | (478) |
| Change in fair value | **2,700** | 990 |
| Interest accretion | **2,355** | 368 |
| Total | **40,459** | 41,380 |
| Less: current portion | **(500)** | (500) |
| **Balance, end of year - non-current portion** | **39,959** | 40,880 |

**6. Financial and capital risk management**

Financial risks arising in the normal course of business from the Acquired Assets' operations comprise credit risk and liquidity risk. It is the Acquired Assets' policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Acquired Assets' finance and risk professional, monitor, manage and report regularly to management on the approach and effectiveness in managing financial risks along with the financial exposures facing the Acquired Assets.

The Acquired Assets' objectives in managing its capital include preserving its overall financial health and strength for the benefit of all stakeholders, maintaining an optimal capital structure in order to provide a high degree of financial flexibility at an attractive cost of capital and safeguarding its ability to continue as a going concern.

*Credit risk*

The Acquired Assets are exposed to credit risk in their royalty arrangements and financial asset-zinc participating loan. The maximum exposure to credit risk is the full carrying value of the financial instruments. The Acquired Assets minimize the credit risk of their royalty arrangements by managing and analyzing the cash flow of the royalty partners.

The Acquired Assets do not anticipate that any counterparty will fail to meet its obligations.

*Liquidity risk*

Liquidity risk is the risk that the Acquired Assets will not be able to meet its financial obligations on time or at a reasonable price. The Acquired Assets will settle future obligations out of cash. The ability to do this will depend on the Acquired Assets to collect the royalties relating to Antamina and Highland Valley mines, as well as its ability to collect the proceeds of the financial asset-zinc participating loan. As part of its liquidity management, the Acquired Assets monitor and analyze the future cash flow of the royalty partners and NIF on a regular basis.

15

# BaseCore Royalty Package
## Notes to the Carve-out Financial Statements
## As at December 31, 2021 and 2020
(US$ thousands, except as otherwise indicated)

### 6. Financial and capital risk management (continued)

The maturity profile of the Acquired Assets' financial liabilities at December 31, 2021 and 2020 is as follows:

| **December 31, 2021** | **< 1 year** | **1 - 2 years** | **2 - 5 years** | **> 5 years** | **Total** |
|---|---|---|---|---|---|
| **Accounts payable and accrued liabilities** | 509 | - | - | - | 509 |
| | 509 | - | - | - | 509 |

| December 31, 2020 | < 1 year | 1 - 2 years | 2 - 5 years | > 5 years | Total |
|---|---|---|---|---|---|
| Accounts payable and accrued liabilities | 505 | - | - | - | 505 |
| Other non-current payable | - | 16,000 | - | - | 16,000 |
| | 505 | 16,000 | - | - | 16,505 |

*Commodity price risk*

The Acquired Assets' financial assets are exposed to fluctuations in the market prices for zinc. The financial asset-zinc participating loan is marked to fair market value at the end of each year, with a corresponding adjustment to net income/(loss) and comprehensive income/(loss). The following table shows the financial asset sensitivity to a +/- 10% movement in market prices for zinc as at December 31, 2021 and 2020:

Effect on net income/(loss) and comprehensive income/(loss)

| | **2021** | 2020 |
|---|---|---|
| Zinc: 10% increase | **4,100** | 4,573 |
| Zinc: 10% decrease | **(4,100)** | (2,564) |

### 7. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (most advantageous) market at the measurement date under current market conditions. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the Acquired Assets could realize in the normal course of business. During the year ended December 31, 2021 and 2020, there were no transfers between levels, and the financial asset-zinc participating loan was measured using Level 3 inputs (Note 5).

16

APPENDIX N

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

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Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

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Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

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(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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APPENDIX O

COMPARISON OF SHAREHOLDERS’ RIGHTS UNDER THE CBCA AND THE BCBCA

The following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their own legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the CBCA, the charter documents consist of a corporation’s articles of incorporation, which set forth, among other things, the name of the corporation, and the amount and type of authorized share structure1, and by-laws, which govern the management of the corporation.2

Under the BCBCA, the charter documents3 consist of, among other things, a notice of articles, which sets forth, among other things, the name of the corporation and the amount and type of authorized share structure, and articles, which govern the management of the corporation.4

Amendments to Charter Documents

Under the CBCA, changes to the by-laws of the corporation may be made by the directors of the CBCA corporation, subject to approval by the shareholders by ordinary resolution at the next meeting of shareholders.5 Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares6 or adopting a proposed amalgamation7 or a change in the province of the corporation’s head office8, generally require special resolutions passed by not less than 66⅔% of the votes cast by the shareholders voting on the resolutions at a special meeting of shareholders9 and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66⅔% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.10

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution.11 A special resolution12 must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66⅔% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66⅔% of the votes cast on the resolution (in the case of a company incorporated under the BCBCA). Certain other fundamental changes, including continuances out of the jurisdiction13 and certain amalgamations14 also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s memorandum, notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.15

_________________________________

1 S20(1)(a), S6(1) of CBCA at https://laws-lois.justice.gc.ca/eng/acts/c-44/fulltext.html

2 S103(1) of CBCA

3 “charter” in definitions, part 1, division 1 of BCBCA at https://canlii.ca/t/84ld

4 s.11 of BCBCA

5 S103(1)-(5) of CBCA

6 S173(1)(g) of CBCA

7 S173(1)(n); s183(5) of CBCA

8 S173(1)(b) of CBCA

9 “special resolution” in definitions, s. 2(1) of CBCA

10 S176(1), (5), (6) of CBCA

11 s.257(2)(b); s.259(1) of BCBCA

12 “special majority” and “special resolution” in definitions, part 1, division 1 of BCBCA

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Sale of Undertaking

The CBCA requires approval of the holders of shares of each class or series of a corporation, whether or not they are otherwise entitled to vote, represented at a duly called meeting by not less than 66⅔% of the votes cast upon special resolutions for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of a corporation, other than in the ordinary course of business of the corporation16 If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.17

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by special resolution.18

Comparison of Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares.19 Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation is subject to an order of the court permitting such shareholder to dissent or where a corporation proposes to:

(a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;[20]

(b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;[21]

(c)	enter into certain statutory amalgamations;[22]

(d)	continue out of the jurisdiction;[23]

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13 S308(2) of BCBCA

14 S271(6)(a)(i) of BCBCA

15 S61 of BCBCA

16 S189(3), (8) of CBCA

17 S189(6)-(8) of CBCA

18 S301(1) of BCBCA

19 S190(3) of CBCA

20 S190(1)(a) of CBCA

21 S190(1)(b) of CBCA

22 S190(1)(c) of CBCA

23 S190(1)(d) of CBCA

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(e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;[24]

(f)	carry out a going-private transaction or squeeze-out transaction;[25] or

(g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.[26]

Under the BCBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where a corporation proposes to:

(a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;[27]

(b)	adopt an amalgamation agreement;[28]

(c)	continue out of the jurisdiction;[29]

(d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;[30]

(e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction;[31] or

(f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.[32]

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.33

Oppression Remedies

The CBCA contains rights that are broader than the BCBCA in that they are available (without seeking leave from a court) to a larger class of complainants34. Under the CBCA, a Registered Shareholder, former Registered Shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of35 where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been, carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been, exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.36

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24 S190(1)(e) of CBCA

25 S190(1)(f) of CBCA

26 S176, 190(2) of CBCA

27 S238(1)(a)(i) of BCBCA

28 S238(1)(b) of BCBCA

29 S238(1)(f) of BCBCA

30 S238(1)(e) of BCBCA

31 S238(1)(c) of BCBCA

32 S238(1)(d) of BCBCA

33 S238(1)(g)-(h) of BCBCA

34 S238, “complainant” of CBCA

35 S238, S241(1)-(2) of CBCA

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Under the BCBCA, a shareholder (including a Beneficial Shareholder and any other person a court considers to be appropriate)37 of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.38 On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.39

Shareholder Derivative Actions

The CBCA extends rights to bring a derivative action to a Registered Shareholder, former Registered Shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, the Director appointed under the CBCA, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action.40 In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.41 No relevant action may be brought to the court, unless the court is satisfied that:42

(a)	the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and

(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a complainant, being a shareholder (including a Beneficial Shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.43 Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend an action against a corporation.44 Under the BCBCA, a court may, on terms it considers appropriate, grant leave if:45

(a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

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36 S241 (2) of CBCA

37 S227(1) of BCBCA

38 S227(2) of BCBCA

39 S227(3)-(4) of BCBCA

40 S238, “complainant”, 239 of CBCA

41 S239(1) of CBCA

42 S239(2) of CBCA

43 S232(1)-(2) of BCBCA

44 S232(4) of BCBCA

45 S233(1) of BCBCA

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(b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

(c)	the complainant is acting in good faith; and

(d)	it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

Short Selling

Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation. 46 The BCBCA has no such restriction.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided by the by-laws, or in the absence of such a provision, at the place within Canada that the directors determine.47 Meetings of shareholders may be held outside of Canada if the place is specified in the articles or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.48

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:49

(a)	the location is provided for in the articles;

(b)

the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Under the CBCA, fully virtual meetings of shareholders are permitted. Unless the corporation’s by-laws provide otherwise, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the corporation makes available such a communication facility.50

Under the BCBCA, fully virtual meetings of shareholders and hybrid shareholder meetings, which comprise both of an in-person and virtual element, are both permitted.51 Unless the memorandum or articles of a corporation provide otherwise, any person entitled to attend a meeting of shareholders may do so by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether by telephone, by other communications medium or in person, are able to participate in the meeting.52

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46 S130(1) of CBCA only; seems to have no similar reference in BCBCA or CLE company law practice manual

47 S132(1)-(2) of CBCA

48 S132(2) of CBCA

49 S166(1) of BCBCA

50 S132(4) of CBCA

51 “electronic meeting” in definitions, part 1, division 1 of BCBCA; CLE company law practice manual B. Types of Meetings [§8.17]

52 S174(1) of BCBCA

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Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares of a CBCA corporation that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition.53 If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.54

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months of receiving the requisition.55 Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold, in the aggregate, more than 2.5% of the issued shares carrying the right to vote at general meetings may call a meeting to transact the business stated in the requisition.56

Shareholder Proposals

Under the CBCA, a Registered or Beneficial Shareholder entitled to vote at an annual meeting of shareholders may submit a proposal57, although the Registered or Beneficial Shareholder must either58: (i) have owned for at least six months prior to the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months prior to the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Under the BCBCA, in order for a Registered or Beneficial Shareholder to be entitled to submit a proposal to have it considered at the next annual general meeting, such shareholder must have held voting share(s) for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders.59 In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).60

Director Residency Requirements

The CBCA requires a distributing corporation (or public CBCA corporation) whose shares are held by more than one person to have a minimum of three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The CBCA also requires that at least one-quarter of the directors be resident Canadians.61 If a corporation has less than four directors, at least one director must be a resident Canadian.62 Subject to certain exceptions, an individual has to be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.63

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53 S143(1) of CBCA

54 S143(4) of CBCA

55 S167(2), (5) of BCBCA

56 S167(8) of BCBCA

57 S137(1) of CBCA

58 S137(1.1) of CBCA; s46 of Canada Business Corporations Regulations at https://canlii.ca/t/7xr1

59 S187 “proposal”, “qualified shareholder”; s188(a) of BCBCA

60 S188(b) of BCBCA; s17 of Business Corporations Regulation, BC at https://canlii.ca/t/85w8

61 S102(2), S105(3) of CBCA

62 S105(3) of CBCA

63 “resident Canadian” in definitions, s2(1) of CBCA

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The BCBCA provides that a reporting corporation must have a minimum of three directors and does not impose any residency requirements on the directors.64

Removal of Directors

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at an annual meeting or special meeting of the shareholders.65 The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.66

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles so provide, by a lower proportion of shareholders or by some other method.67 The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a separate resolution passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or by some other method.68

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64 S120 of BCBCA; CLE Manual 8. Board of Directors [§1.17] at https://pm.cle.bc.ca/clebc-pm-web/manual/42819/book/view.do#

65 S109(1) of CBCA

66 S109(2) of CBCA

67 S128(3) of BCBCA

68 S128(4) of BCBCA

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